Filed Pursuant to Rule 424(b)(4)
Registration No. 333-250531

46,000,000 Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of ContextLogic Inc. (d/b/a “Wish”). We are offering 46,000,000 shares of Class A common stock.

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting, transfer, and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 20 votes and is convertible at any time into one share of Class A common stock. See the section titled “Description of Capital Stock” herein for additional information on our capital stock. The holders of our outstanding shares of Class B common stock will hold approximately 82.0% of the voting power of our outstanding capital stock immediately following this offering, and our founder, Chief Executive Officer, and Chairperson, Peter Szulczewski, will hold, or have the ability to control, approximately 59.3% of the voting power of our outstanding capital stock immediately following this offering. See the section titled “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” herein for additional information.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price per share is $24.00.

We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “WISH.”

See the section titled “Risk Factors” beginning on page 21 to read about factors you should consider before deciding to invest in shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$24.00	$1,104,000,000
Underwriting discounts and commissions(1)	$1.14	$52,440,000
Proceeds, before expenses, to Wish	$22.86	$1,051,560,000

(1)	See the section titled “Underwriting” on page 210 for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 46,000,000 shares of Class A common stock, the underwriters have an option to purchase up to an additional 6,900,000 shares of Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on December 18, 2020.

Goldman Sachs & Co. LLC	J.P. Morgan	BofA Securities

Citigroup	Deutsche Bank Securities	UBS Investment Bank	RBC Capital Markets	Credit Suisse

Cowen	Oppenheimer & Co.	Stifel	William Blair

Academy Securities	Loop Capital Markets	R. Seelaus & Co., LLC

Prospectus dated December 15, 2020

wish
kid's bike accessories
Popular
Brands
Almost Gone!
$28
ad
5 sizes available
$49
3 colors, 3 sizes available
Add On Item
$7
9 colors available
$4
10 colors, 3 sizes available

wish kid’s bike accessories popular brands

wish
dog toys
Popular
Brands
Almost Gone!
$3.53
2 colors available
$13
ad
4 sizes available
$11
ad
$7
ad
2 sizes available

wish dog toys popular brands 2 colors available

Our Mission

Susanne
Sweden
Women's Fashion
Home Decor
Trygve
Norway
Photo / Video
Equipment
Karla
California
Women's Fashion
Makeup / Beauty
Francesco
Italy
Fishing Equipment
Electronics
Israel
Mexico
Car Accessories
Tools & Electronics
Tomiwa
Nigeria
Electronics
Gadgets
Hellen
Brazil
Beauty / Kids
Danette
South Africa
Beauty / Accessories
Maryann
Australia
Home Decor / Fashion
Wish User Footprint

WishWish

Our mission

Bring an affordable and entertaining mobile shopping experience to billions of consumers around the world.

Karla

California

Women’s fashion

Makeup/ beauty

Israel mexico car accessoires tools & electronics

Trygve Norway photo / video equipment

Francesco Italy fishing equipment electronics

Tomiwa Nigeria electronics gadgets hellen brazil beauty / kids

Susanne Sweden women’s fashion home décor

South Africa beauty / accessories

Maryann australia

Our mission

Bring an affordable and entertaining mobile shopping experience to billions of consumers around the world.

Karla

California

Women’s fashion

Makeup/ beauty

Israel mexico car accessoires tools & electronics

Trygve Norway photo / video equipment

Francesco Italy fishing equipment electronics

Tomiwa Nigeria electronics gadgets hellen brazil beauty / kids

Susanne Sweden women’s fashion home décor

South Africa beauty / accessories

Maryann australia

wish

100+
Countries

More reach, more sales for merchants

100M+
MAUs

#1
Most downloaded shopping app

500K+
Merchants

More selections, more value for users

640M+
Items Shipped

90%+
Mobile

$2.3B
LTM Revenue

32%
YTD 2020 YoY Growth

Note: Wish is the most downloaded app for each of the last 3 years. MAUs refer to Monthly Active Users.
LTM revenue as of September 30, 2020. Over 90% of our user activity and purchases occur on our mobile app. 640M+ items shipped in the twelve months ended September 30, 2020.
Countries, Merchants, and MAU data as of September 30, 2020.
Source: Sensor Tower, Analysis of store intelligence platform data, November 2019.

wish100+ countries more reach, more sales for merchants 100m+MAU#1most downloaded shoping appmore seclections,more valubele for users 680m+itemsshipped

Through and including January 9, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares our Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, we use the terms “Wish,” the “company,” “we,” “us,” and “our” in this prospectus to refer to ContextLogic Inc. (d/b/a “Wish”).

Overview

We launched Wish with a simple mission—to bring an affordable and entertaining mobile shopping experience to billions of consumers around the world. Since our founding in 2010, our vision has been to unlock ecommerce for consumers and merchants, by providing consumers access to a vast selection of affordable products and by providing merchants access to hundreds of millions of consumers globally. We have become one of the largest and fastest growing global ecommerce platforms, connecting more than 100 million monthly active users (“MAUs” or “monthly active users”) in over 100 countries to over 500,000 merchants offering approximately 150 million items. Our platform combines technology and data science capabilities, an innovative and discovery-based mobile shopping experience, a comprehensive suite of indispensable merchant services, and a massive scale of users, merchants, and items. This combination has allowed us to become the most downloaded global shopping app for each of the last three years according to a report from Sensor Tower.1

We are focused on democratizing mobile commerce by making it affordable and accessible to anyone. The global mobile commerce market was $2.1 trillion in 2019 and is expected to more than double to reach $4.5 trillion by 2024.2 While ecommerce grew from 3% of global commerce in 2010 to 14% in 2019, ecommerce companies have largely focused on serving affluent consumers by offering branded goods and prioritizing convenience over price. However, 44% of U.S. consumers and 85% of European consumers have a household income of less than $75,0003 and cannot afford many traditional ecommerce offerings. Additionally, in the emerging economies of Africa, the Middle East, Latin America, and Eastern Europe, where the average household income is approximately $18,000, affordability will be the key element for users shopping online. We believe that the next billion ecommerce customers will be these value-conscious consumers. According to a survey we conducted in 2020 across 2,850 consumers in select countries, approximately 75% of those responding prioritize the price of an item over brand and delivery time. We built Wish to serve these consumers who favor affordability over brand and convenience, and are being underserved by traditional ecommerce platforms.

We are revolutionizing mobile commerce with a user experience that is mobile-first, discovery-based, deeply-personalized, and entertaining. Over 90% of our user activity and purchases occur on our mobile app. Our data science capabilities allow us to mirror how consumers have shopped for decades in brick-and-mortar stores by offering a discovery-based shopping experience on a mobile device. Our highly-personalized product feed enables our users to discover products they want to purchase by simply scrolling through our mobile app and browsing. Over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing. Wish users

[1]	Sensor Tower, analysis of store intelligence platform data, November 2019.
[2]	eMarketer, Global eCommerce 2020, June 2020.
[3]	Euromonitor International Limited, Economies and Consumers, updated August 2020.

engage with our app in a similar manner to how they engage with social media; scrolling through image-rich, highly-engaging, and interactive content. To enhance user engagement, we incorporate fresh gamified features, rich user-generated content including photos, videos, and reviews, and a wide range of relevant products to make shopping more entertaining. Our differentiated user experience has driven superior engagement with Wish users spending on average over nine minutes per day on our platform during the twelve months ended September 30, 2020.

We also built Wish to empower merchants around the world. Today, most of our merchants are based in China. We initially grew our platform focusing on merchants in China, the world’s largest exporter of goods for the last decade,4 due to these merchants’ strength in selling quality products at competitive prices. We continue to expand our merchant base around the world. The number of merchants on our platform in North America, Europe, and Latin America has grown approximately 234% since 2019. In particular, the number of merchants on our platform in the United States has grown approximately 268% since 2019. Through our diversified and global merchant base, we are able to offer greater depth and breadth of categories and products. For example, in 2019, four out of the top 10 selling merchants on our platform were located in the United States selling refurbished electronics, beauty products, and hobby items, which illustrates the ongoing diversification of our merchant base and product categories. We give our merchants immediate access to our global base of over 100 million monthly active users and a comprehensive suite of indispensable services, including demand generation and engagement, user-generated content creation, data intelligence, promotional and logistics capabilities, and business operations support, all in a cost-efficient manner.

Local brick-and-mortar stores worldwide are struggling to attract consumers and compete in a retail world being transformed by ecommerce and industry consolidation. We launched Wish Local in 2019 to help these merchants increase their online reach and discovery, gain foot traffic, and drive additional sales. Today, we have almost 50,000 Wish Local partners in 50 countries who have signed up to our Sell on Wish feature to upload their in-store inventory on Wish for local pick-up or delivery. Our Wish Local partners also serve as Wish Pickup locations for online Wish orders, which effectively gives us a local warehousing and fulfillment footprint around the world without owning any real estate.

Our scale, combined with our extensive data science capabilities, provides us with a unique competitive advantage and is core to our business operations. We collect, analyze, and utilize data across over 100 million monthly active users, over 500,000 merchants, and approximately 1.8 million items sold per day to improve the shopping experience for users and the selling experience for merchants. Our proprietary algorithms analyze a rich and growing data set of transactions and historical behaviors of both users and merchants to drive continuous optimization on the platform and inform key business decisions on a daily basis. Our data science enables personalization at the individual user level at a massive scale and drives significant advantages across all aspects of our business operations, including user acquisition, user experience, pricing strategies, user-generated content, merchant insights, and user and merchant support. For example, our user acquisition strategies utilize our data science capabilities to make decisions on what to show to whom, when, and through which acquisition channel, with a focus on maximizing our return on marketing investment and user conversion. We also leverage our data and unique insights to extend our platform outside of our core business and drive additional growth opportunities, including new services to merchants and new categories for users.

Our proprietary data and technology also fuel our powerful network effects. As Wish grows, we accumulate more data across user and merchant activities, we strengthen our data advantage, and we create an even better experience for everyone on our platform, which in turn attracts more users and

[4]	The World Factbook 2020. Washington, DC: Central Intelligence Agency, 2020.

merchants. As more users come to Wish, driven by the affordable value proposition and differentiated shopping experience, we drive more sales to our merchants. Adding more users also reinforces our user-generated feedback loop of ratings, reviews, photos, and videos, which drives greater user engagement. As more merchants succeed on Wish, more merchants join the platform to grow their businesses, broadening our product selection, which in turn improves the user experience. This flywheel effect has driven tremendous value to both users and merchants and has made Wish one of the largest ecommerce marketplaces in the world.

We have experienced substantial growth since our founding in 2010. We grew our revenue from $1.1 billion in 2017 to $1.9 billion in 2019 at a compound annual growth rate of 31% and from $1.3 billion for the nine months ended September 30, 2019 to $1.7 billion for the nine months ended September 30, 2020, an increase of 32%. Our revenue is diversified and global. In 2019, 93% of our revenue was from marketplace services, 84% of which was from core marketplace revenue and 16% of which was from our native advertising tool, ProductBoost, and 7% was from logistics services. We refer to our marketplace revenue, excluding revenue from ProductBoost, as our core marketplace revenue. ProductBoost is an advertising feature by which our merchants can promote their listings within user feeds. For the nine months ended September 30, 2020, 82% of our revenue was from marketplace services, 90% of which was from core marketplace revenue and 10% of which was from ProductBoost, and 18% was from logistics services. In terms of geographic diversification by users, for the nine months ended September 30, 2020, 43% of our core marketplace revenue came from Europe, 42% from North America, 5% from South America, and 10% from the rest of the world. Our growth has been highly capital efficient. We have been able to achieve this massive growth and scale by having net cumulative cash flow from operations of $16 million from January 1, 2017 to September 30, 2020, aided by our positive cash float, where we receive an upfront payment from a user, and remit payment to a merchant a number of weeks later. In 2019, we generated a net loss of $129 million and Adjusted EBITDA of $(127) million, compared to a net loss of $208 million and Adjusted EBITDA of $(211) million in 2018, and a net loss of $207 million and Adjusted EBITDA of $(135) million in 2017. For the nine months ended September 30, 2020, we generated a net loss of $176 million and Adjusted EBITDA of $(99) million, compared to a net loss of $5 million and Adjusted EBITDA of $(11) million for the nine months ended September 30, 2019. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Our Market Opportunity

Global ecommerce is a massive and growing market. In 2019, global ecommerce was a $3.4 trillion market expected to nearly double to reach $6.3 trillion by 2024. Within ecommerce, mobile is the clear dominant force, comprising 63% of global ecommerce in 2019, and is expected to grow to 71% by 20245. While the market is large and rapidly growing, modern ecommerce has not evolved to fit the expectations and affordability needs of the global population.

Billions of Value-Conscious Consumers Are Underserved

Value-conscious consumers represent a large and growing portion of the global consumer population, and they have been historically underserved by traditional ecommerce. For this segment of

[5]	eMarketer, Global eCommerce, 2020.

the global population, price is often the single most important determinant when making a purchase. Forty-four percent of U.S. consumers and 85% of European consumers have a household income of less than $75,0006, and we estimate that there are over 1 billion households with income of less than $75,000 around the world, excluding China and India. Additionally, in the emerging economies of Africa, the Middle East, Latin America, and Eastern Europe, where the average household income is approximately $18,000, affordability will be the key element for users shopping online for the first time. We believe that the next billion ecommerce customers will be these value-conscious consumers.

Traditional Ecommerce Does Not Meet Evolving Consumer Behavior

Shopping in store allows consumers to browse and discover new products that they want, driving many consumers to purchase items beyond their planned purchases. This type of navigational browsing often creates purchase intent for new products.

The largest ecommerce companies in the world were created on desktop, and their consumer experiences are predominantly search-driven rather than discovery-based. When porting that search-driven experience to mobile, consumers can shop for what they know they need, but struggle to browse, engage, and discover new products.

Merchants Around the World Lack Access to Global Consumers

Ecommerce represents a massive opportunity for global merchants, but they often struggle to access and serve global ecommerce consumers. IDC estimates that there are approximately 348 million small- and medium-sized businesses (“SMBs”) around the world as of 2019,7 and the success of these businesses is imperative to local, national, and global economies. SMBs make up over 90% of all enterprises globally and employ over 50% of the global workforce.8 Despite their scale and economic power collectively, individual SMBs are often challenged, as evidenced by approximately 20% of U.S. SMBs failing in their first year and approximately 50% failing after five years in business, according to 2019 data.9 For merchants around the world to grow their businesses, the ability to reach and target consumers at scale is critical.

Merchants Lack Technology-Driven Tools to Operate Their Businesses

Many merchants lack the tools to operate their businesses efficiently, including expertise and resources to acquire users, a shipping and logistics platform, payment capabilities, access to credit, effective user support, and comprehensive data insights. For example, based on an independent survey, almost half (45%) of SMBs in the United States have reported a lack of any online presence, demonstrating challenges these merchants face in running their businesses in an increasingly digital world.10

The Wish Platform

Our global ecommerce platform connects over 100 million monthly active users in over 100 countries to over 500,000 global merchants. We seek to democratize ecommerce by making the Wish

[6]

Euromonitor - Households by Disposable Income Band in Latin America, Eastern Europe, Western Europe and USA 2019-2020 and Number of Households in Latin America, Eastern Europe, Western Europe and USA 2019-2020.

[7]	IDC, Understanding the Needs of the Global Small and Medium-Sized Business Market, US46393020, May 2020.
[8]	United Nations Conference on Trade and Development, The International Day of Micro, Small and Medium Enterprises (MSMEs), June 2020.
[9]	Small Business Administration (SBA) Office of Advocacy, Frequently Asked Questions, 2018.
[10]	CNBC Small Business Survey, 2017, updated May 2019.

platform affordable, open, and accessible to all users and merchants worldwide. We do this through our relentless focus on product, technology, and data science. For our users, we are revolutionizing the mobile shopping experience by making it affordable, personalized, and entertaining. For our merchants, we offer immediate, cost-efficient access to our global user base, scaled data, and technology platform, as well as a comprehensive suite of indispensable services to help run their businesses and drive sales. To serve our global and diversified user and merchant base, we approach our platform development with a specific geographic focus, tailoring key features to solve for the needs of that locality, and enabling an authentic, localized experience.

Value Proposition to Wish Users

We have democratized ecommerce by making it:

•

Affordable. Price is the single most important determinant when making a purchase for a substantial portion of the global population, and we aim to serve the affordability needs of these consumers. The merchants on our platform offer primarily unbranded products that can be discounted in excess of 85% as compared to branded alternatives across a number of categories[11]. We have a number of policies which, in combination with our robust user-generated content, promote higher quality merchants and products on our platform. This allows us to offer a vast selection of high-quality items at competitive prices, a value proposition that attracts more than 100 million monthly active users to our platform.

•

Accessible. Within ecommerce, mobile is the clear dominant force, comprising 63% of global ecommerce in 2019, and is expected to grow to 71% by 2024.[12] We built Wish to be mobile-first so any consumer around the world can easily access our shopping platform on a mobile device. We also do not have membership fees, understanding that millions of consumers are value-conscious and/or would not be able to afford such fees.

•

Everywhere. To better serve our global user base, we localize various features on our online platform and tailored our experience to each respective market through, for example, making it accessible in 40 different languages and providing country-specific payment methods. This

[11]	Based on current internal research.
[12]	eMarketer, Global eCommerce, 2020.

localization improves the engagement of our large, diverse user base, in addition to connecting our users with almost 50,000 local brick-and-mortar stores.

We have re-invented the online shopping experience to be:

•	Mobile-First. Wish was built for mobile. Our application is image-rich, with minimal search input or text-based interactions. Over 90% of our user activity and purchases occur on our mobile app.

•

Discovery-Based. Our platform is designed to make it easy to navigate a vast selection of products when users do not have a specific item or brand in mind. On average, between April 2020 and September 2020, our users saw over 500 distinct products across many different categories on a daily basis. Unlike other ecommerce platforms where consumers often visit with a predetermined purchase intent on specific items, our navigational and entertaining shopping experience gives us the ability to create purchase intent in our users across a diverse set of products and categories. Over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing.

•

Personalized. No two users’ Wish interfaces and product feeds look the same. Utilizing big data technology, we enable customization on a massive scale. We deliver personalized and curated products to our users and help them discover desired products quickly. Over 65% of our users click on a product detail page from the main feed.

•

Entertaining. We have transformed the user experience to make shopping on Wish as engaging and entertaining as browsing social media. We utilize highly-personalized feeds with a wide range of relevant products as well as gamified, interactive, and social features to increase the length and frequency of a user’s sessions and drive increased engagement. Wish users spent on average over nine minutes per day on our platform during the twelve months ended September 30, 2020.

Value Proposition to Wish Merchants

Accessible and Cost-Efficient Ecommerce Platform. We give our merchants immediate access to our global base of over 100 million monthly active users and a comprehensive suite of indispensable services in a cost-efficient manner to help them run their businesses and grow sales. We seek to empower these highly capable merchants offering quality products at compelling values and unlock this supply of goods to consumers globally.

In addition, we give our merchants the following indispensable services:

Demand Generation and Engagement

•

Global Reach for Online Merchants. Wish gives merchants immediate access to over 100 million monthly active users across more than 100 countries, with a significant user footprint in the United States and Europe. We help our merchants reach these users in a highly targeted and cost-efficient manner.

•

Digital Presence for Brick-and-Mortar Stores. Through Wish Local, we partner with a global network of local brick-and-mortar stores and provide them with access to our global online user base and help enable online discovery of their stores and products.

•

Promotion. Wish merchants can amplify their reach and sales by utilizing our native advertising tool, ProductBoost. We utilize data science to optimize ad placement, target users, and maximize the merchant’s return on ad spend.

User-Generated Content Creation. User-generated content, in particular, authentic, localized content, can meaningfully improve user engagement and increase the purchases of products on our platform. Our value-conscious users rely on user-generated content such as reviews, ratings, photos, and videos, rather than brand recognition, when making purchase decisions. Our data science prioritizes items with favorable reviews, higher ratings and shipping history, connecting buyers with high-quality merchants and enhancing both the user and merchant experience.

Data Intelligence

•

Data Insight. We provide our merchants a comprehensive data set to run their businesses through the Wish Merchant Dashboard. This dashboard helps our merchants improve their performance in terms of total impressions, overall sales, product assortment, service quality, fulfillment, shipping needs, and refunds, among others.

•	Revenue Impact. Our proprietary, state-of-the-art data science capabilities are designed to display products to users who are most likely to buy them, in turn driving more revenue to merchants.

Logistics

•

Shipping Logistics. With ongoing changes to global postal regulations and increases in cross-border sales volume, logistics has become paramount for small merchants to succeed in ecommerce. We have developed a number of logistics programs to provide a set of reliable cross-border logistics solutions at competitive costs for our merchants. We believe that ensuring a consistent delivery experience for our users increases value to our merchants by boosting sales volumes and minimizing returns.

•

Wish Local Pick-Up. Through our Wish Local partnerships, we enable our online merchants to send their inventory to our almost 50,000 partner pick-up locations in close proximity to users to allow for quicker, localized pickup. These Wish Local stores effectively give us a local warehousing and fulfillment footprint around the world without owning any real estate.

Business Operations

•	Optimization Tools, Services, and Education. We provide tools, services, and ongoing education to our merchant base to help them improve their business operations and drive greater success.

•	Merchant Support. Wish assists merchants with international compliance, payment processing, user support, and certain other services.

Data Science

Our technology and data science capabilities drive all aspects of our business. Our data advantage comes from our rich and growing data set of historical and recent user and merchant behaviors and transactions, and deep understanding of our more than 100 million monthly active users, over 500,000 merchants, and approximately 1.8 million items sold per day. All of this feeds into a proprietary data science algorithm that we continuously optimize for more intelligent insights and decision making.

Key examples of how we use data science to drive our business include:

•

User Acquisition: We leverage the power of our proprietary data to make decisions on what to show to whom, when, and through which acquisition channel, with a focus on maximizing our return on marketing investment and conversion.

•

Lifetime Value Maximization: Data science plays a critical role in maximizing cumulative lifetime value (“LTV”) of our users and optimizing the initial user acquisition investment. We use data science to determine the allocation of marketing investment across different users, marketing channels, and user acquisition and re-engagement strategies.

•

Dynamic Pricing: We utilize our data to dynamically vary prices across products to optimize conversion as well as our margin. This type of shopping environment is well suited to gauge user demand and conduct price discovery on a global level as well as on an individual user level. We take into account characteristics of the product and the user to estimate price sensitivity and vary pricing to achieve a margin target at the user and basket level, as opposed to on individual items.

•

User Personalization: Our proprietary algorithms utilize a rich and growing data set of historical and recent user behaviors that includes browsing data, past transactions, reviews, and preferences noted on Wish, to display only the most relevant and personalized content. This data-driven approach enables efficient and enjoyable navigation and discovery on a mobile screen, creates purchase intent across a diverse set of products, and increases conversion to sales. For every 100 user sessions on our platform, an average of approximately 40 items get added to cart.

•

User-Generated Content: Our platform offers mostly unbranded goods today. Our value-conscious users rely on user-generated content such as reviews, ratings, photos, and videos, rather than brand recognition, when making purchase decisions. This makes the user-generated content on our platform an important source of trust and quality for our largely unbranded product selection.

•

Merchant Insights: Our platform includes a merchant dashboard with built-in analytics to help merchants sell more products and track their performance. Our data capabilities help merchants better understand user behavior and preferences, enabling them to operate more intelligently and efficiently.

•

ProductBoost: ProductBoost is our native advertising tool for merchants, which helps them promote their products on our platform. We utilize data science to improve the performance of ProductBoost and help maximize the merchants’ return on their ad spend. Approximately 30% of our merchants have used ProductBoost in 2020 to date.

•

Logistics: We leverage data science to improve transparency and logistics operational efficiency for our merchants, while also aiming at reducing shipping time and improving delivery reliability for our buyers.

•

User and Merchant Support: We use data to understand what a user or merchant is likely to need help with in order to improve the quality of support and maximize cost efficiency of providing such support.

Our Growth Strategy

Grow Our Base of Users

•

Continue to Acquire New Users. We are focused on growing our user base around the world. We currently serve users in over 100 countries. We estimate that there are over 1 billion households with income of less than $75,000 around the world, excluding China and India.

•

Drive User Conversion. We have over 12 million monthly active buyers[13] and over 100 million monthly active users on the platform. We will continue to drive greater user engagement and convert more active users on our platform to become active buyers by utilizing our data science and introducing more interactive and entertaining features.

•

Drive Profitable Lifetime Value from Existing Users. We plan to continue to improve the engagement and monetization of our users on our platform to maximize their lifetime value. We plan to achieve this goal by:

○	Using our data science to drive personalization of our platform;

○	Continuing to offer attractive discounts and value, an entertaining user experience, and robust user-generated content; and

○	Improving our ease of use by investing in our user support and logistics infrastructure to enable faster deliveries and localization of our platform.

•	Expand Geographically. We intend to continue to expand our global footprint and enter new geographies and acquire new users in those markets.

[13]	Based on available internal data from January 2020 to September 2020.

Grow Our Base of Merchants and Offerings

•

Diversify Our Merchant Base and Expand Product Categories. As we grow and diversify our merchant base, we partner with other merchant platforms, such as PayPal, ShipStation, and PlentyMarkets, to acquire additional merchants outside of China and expand our geographic reach and diversity across the merchant base. We will continue to expand product selection to provide more diversified products at competitive price points to our users.

•

Broaden Merchant Services. We intend to add additional services to help our merchants grow their businesses and sell more on Wish. These services include educational content and resources as well as tools enabling merchants to promote their products in a variety of ways both on and off the Wish platform, efficiently manage working capital, and fulfill and ship their orders.

•

Expand Logistics Platform. We plan to continue to expand our logistics platform and optimize our proprietary logistics programs. Through strategic partnerships with selected regional postal networks and commercial logistics partners, we aim to become an integrated part of the cross-border logistics value chain with our own logistics services and provide faster and more reliable delivery to our buyers. We are also exploring the opportunity to open up our logistics programs to merchants outside of Wish.

•

Grow Our Wish Local Offering. We aim to continue to expand our Wish Local program to drive both online and offline commerce. Wish Local enables local brick-and-mortar stores to digitize their storefronts by uploading their in-store inventory on our platform and selling to our global user base. These stores in turn give us access to a local warehousing and fulfillment footprint at almost 50,000 stores around the world by serving as Wish Pickup locations for online Wish orders.

Continue to Innovate and Extend Our Platform

•

Monetize Brick-and-Mortar Stores. As we continue to grow our Wish Local program, we plan to explore different ways in which we can further enhance our value proposition and monetize our offering, whether in the form of additional traffic or sales to the store.

•

Add New Product Categories. We plan to continue to diversify product categories and service offerings on Wish. These new product categories include consumer packaged goods (“CPG”) products and in-person services primarily offered through our Wish Local merchants as well as affordable brands and off-price branded inventory.

•

Expand to New Advertising Partners. We believe our user base presents a diverse and global audience that is attractive for advertisers across many end markets beyond ecommerce, including financial services, subscription services, and travel. We see a significant opportunity to connect these advertisers with our users to expand our advertising partners beyond our merchant base.

•

Grow First-Party Sales. We leverage the data across our platform to identify key selling trends and consumer preferences to source branded and unbranded inventory directly from manufacturers and sell on our platform. While this revenue is a modest amount today, we will continue to experiment with and optimize first-party sales including our private label strategy.

•

Open Our Commerce Platform to Additional Businesses. We plan to open the Wish commerce platform and capabilities to additional businesses not currently on our platform. For example, we intend to offer access to our logistics offering to any merchant who engages in ecommerce and wants a reliable, affordable, and global shipping solution. Similarly, we plan to offer our digital performance marketing solutions to any advertiser, regardless of their vertical or end market.

Risks Associated With Our Business

Investing in our Class A common stock involves substantial risks. These risks are described in the section titled “Risk Factors” immediately following this summary. Some of these risks include the following:

•	Our efforts to acquire new users and engage existing users may not be successful or may be more costly than we expect, which could prevent us from maintaining or increasing our revenue.

•

If we are unable to promote, maintain, and protect our brand and reputation and offer a compelling user experience, our ability to attract new users and engage with our existing base of users will be impaired.

•

If we lose the services of Peter Szulczewski, our founder, Chief Executive Officer (“CEO”), and Chairperson, or other members of our senior management team, we may not be able to execute our business strategy.

•

We rely on the Apple App Store and the Google Play Store to offer and promote our app. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, our business will suffer.

•

Our brand, reputation, and business may be harmed if our merchants use unethical or illegal business practices, including the sale of counterfeit or fraudulent products or if our policies and practices with respect to such sales are perceived or found to be inadequate, and we may be impacted by the unlawful activity of merchants on our platform.

•	We face intense competition, the market in which we operate is rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.

•	The COVID-19 pandemic may adversely affect our business and results of operations.

•

Economic tension between the United States and China, or between other countries, may intensify and the United States, China, or other countries may adopt drastic measures in the future that impact our business.

•

Any significant disruption in service on our platform or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.

•

The dual class structure of our common stock has the effect of concentrating voting control with certain stockholders, in particular, our founder, CEO, and Chairperson, Peter Szulczewski, which will limit your ability to influence the outcome of important transactions, including a change in control.

•	We may be involved in litigation matters or other legal proceedings that are expensive and time consuming.

•	Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

See “Risk Factors” immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

Our Corporate Information

We were incorporated in the state of Delaware in June 2010 as ContextLogic Inc., d/b/a “Wish.” Our principal executive offices are located at One Sansome Street 40th Floor, San Francisco, California 94104. Our telephone number is (415) 432-7323. Our website address is www.wish.com. The information contained in, or accessible through, our website is not part of, and is not incorporated into, this prospectus, and investors should not rely on any such information in deciding whether to invest in our Class A common stock.

Trademarks

We use various trademarks, trade names, and design marks in our business, including Wish™, Wish Shopping Made Fun™, W™, WishPost™, Wish Pickup™, Wish Local™, ProductBoost™, and ContextLogic™. This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders. We do not intend our use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Class A common stock offered	46,000,000 shares.

Option to purchase additional shares	6,900,000 shares.

Class A common stock to be outstanding after this offering	478,122,851 shares (or 485,022,851 shares if the underwriters exercise in full their option to purchase additional shares).

Class B common stock to be outstanding after this offering	108,859,160 shares.

Total Class A and Class B common stock to be outstanding after this offering	586,982,011 shares.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $1.0 billion, or approximately $1.2 billion if the underwriters exercise in full their option to purchase additional shares, based upon the initial public offering price of $24.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock, obtain additional working capital, and facilitate our future access to the public equity markets to allow us to implement our business plan. We currently intend to use the net proceeds received by us from this offering for working capital, operating expenses, sales and marketing expenses to fund the growth of our business, and capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. For a more complete description of our intended use of the proceeds from this offering, see the section titled “Use of Proceeds.”

Voting rights

Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to 20 votes on all matters to be voted on by stockholders generally.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation.

The holders of our outstanding Class B common stock will hold approximately 82.0% of the voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. For additional information, see the sections titled “Principal Stockholders” and “Description of Capital Stock.”

All shares of Class B common stock will automatically convert, on a one-for-one basis, into shares of Class A common stock on the earliest of (i) the 7-year anniversary of the closing date of this offering, (ii) the date on which the number of outstanding shares of Class B common stock represents less than 5% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, (iii) the date specified by a vote of the holders of a majority of the then outstanding shares of Class B common stock, and (iv) a date that is between 90 and 270 days, as determined by the board of directors, after the death or permanent incapacity of Peter Szulczewski, our founder, CEO, and Chairperson.

Concentration of ownership

Following this offering, the holders of our outstanding Class B common stock will beneficially own approximately 18.6% of our outstanding shares and will hold approximately 82.0% of the voting power of our outstanding shares and our directors, executive officers, greater than 5% stockholders and their respective affiliates will hold in the aggregate approximately 73.6% of the voting power of our outstanding capital stock following this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock. In addition, Peter Szulczewski, our founder, CEO, and Chairperson, will be able to exercise voting rights with respect to an aggregate of 80,685,960 shares of outstanding capital stock, which will represent approximately 59.3% of the voting power of our outstanding capital stock following this offering.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common stock.

Directed Share Program

At our request, the underwriters have reserved up to 1,740,000 shares of our Class A common stock for sale at the initial public offering price through a directed share program to certain individuals identified by our officers and directors. If these persons purchase the reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. The reserved shares will not be subject to any lock-up provisions. See the section titled “Underwriting—Directed Share Program” for additional information.

Nasdaq Global Select Market trading symbol	“WISH”

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on 432,122,851 shares of our Class A common stock (including our redeemable convertible preferred stock on an as-converted basis) and 108,859,160 shares of our Class B common stock outstanding as of September 30, 2020, and reflects:

•

the exercise of an outstanding warrant to purchase 9,866,400 shares of our Series B redeemable convertible preferred stock outstanding as of September 30, 2020 into 9,866,400 shares of our Class A common stock on a net-exercise basis for an exercise price of $0.00001 per share, which we expect to occur immediately prior to the completion of this offering (“Warrant Net Issuance”); and

•

564,531 shares of our Class A common stock (based upon the initial public offering price of $24.00 per share) issuable to holders of our Series H redeemable convertible preferred stock (the “Series H Redeemable Convertible Preferred Stock Additional Issuance Shares”) as more fully described in “Capitalization—Series H Redeemable Convertible Preferred Stock Additional Issuance”.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering excludes:

•

74,943,650 shares of our Class B common stock issuable upon the exercise of options outstanding as of September 30, 2020 under our 2010 Stock Plan, with a weighted-average exercise price of approximately $0.234 per share;

•

28,555,900 shares of our Class B common stock issuable under restricted stock units (“RSUs”) for which the service condition was satisfied as of September 30, 2020, and for which we expect the liquidity condition to be satisfied in connection with this offering;

•	21,679,260 shares of our Class B common stock issuable under RSUs that were outstanding as of September 30, 2020 for which the service condition was not satisfied as of September 30, 2020;

•

10,021,500 shares of our Class B common stock subject to RSUs that were granted after September 30, 2020 to Mr. Szulczewski (the “CEO Performance Award”), and vest upon the satisfaction of a service condition and achievement of certain stock price goals. See the section titled “Executive Compensation—Compensation Discussion and Analysis—CEO Performance Award” for additional information;

•	1,853,420 shares of our Class B common stock issuable under RSUs that were granted after September 30, 2020 (not including the CEO Performance Award);

•	550,000 shares of our Class B common stock issuable upon exercise of a warrant at an exercise price of $0.149 per share; and

•	45,453,530 shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•	36,000,000 shares of our Class A common stock that became reserved for issuance under our 2020 Equity Incentive Plan,

•

1,953,530 shares of our Class B common stock reserved for issuance under our 2010 Stock Plan as of September 30, 2020, which became available for issuance under our 2020 Equity Incentive Plan on the date of this prospectus, and

•	7,500,000 shares of our Class A common stock that became reserved for issuance under our 2020 Employee Stock Purchase Plan.

On the date of this prospectus we will cease granting awards under our 2010 Stock Plan. Our 2020 Equity Incentive Plan and 2020 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder (evergreen provisions), as more fully described in “Executive Compensation—2020 Equity Incentive Plan” and “Executive Compensation—2020 Employee Stock Purchase Plan.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, as if such reclassification had occurred immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 421,691,920 shares of our Class A common stock, the conversion of which will occur immediately prior to the completion of this offering;

•	the Warrant Net Issuance;

•	the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares;

•	no exercise of the outstanding options or settlement of the RSUs described above;

•	the effectiveness of a 10-for-1 stock split of our capital stock effected on December 4, 2020; and

•	no exercise by the underwriters of their option to purchase up to an additional 6,900,000 shares of our Class A common stock.

Summary Consolidated Financial and Other Data

You should read the summary consolidated financial and other data in conjunction with the sections of this prospectus caption titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes found elsewhere in this prospectus.

The summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2017, 2018, and 2019 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations and comprehensive loss data for the nine months ended September 30, 2019 and 2020 and the consolidated balance sheet data as of September 30, 2020 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments necessary to state fairly our financial position as of September 30, 2020 and the results of operations for the nine months ended September 30, 2019 and 2020. Our historical results are not necessarily indicative of our results of operations to be expected for any future period and the results of operations for the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or any other future period. The following tables also show certain operational metrics and non-GAAP financial measures. Our historical results and key metrics are not necessarily indicative of future results.

	Year Ended December 31,			Nine Months Ended September 30,
	2017(3)	2018(3)	2019(3)	2019(3)	2020(3)
	(in millions, except share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$1,101	$1,728	$1,901	$ 1,325	$1,747
Cost of revenue(1)	205	278	443	255	605

Gross profit	896	1,450	1,458	1,070	1,142
Operating expenses:(1)
Sales and marketing	989	1,576	1,463	995	1,125
Product development	28	45	74	52	72
General and administrative	26	52	65	47	65

Total operating expenses	1,043	1,673	1,602	1,094	1,262

Loss from operations	(147)	(223)	(144)	(24)	(120)
Other income (expense), net:
Interest and other income (expense), net	10	15	19	16	–
Remeasurement of redeemable convertible preferred stock warrant liability	(70)	–	(3)	3	(55)

	Year Ended December 31,			Nine Months Ended September 30,
	2017(3)	2018(3)	2019(3)	2019(3)	2020(3)
	(in millions, except share and per share data)
Loss before provision for income taxes	(207)	(208)	(128)	(5)	(175)
Provision for income taxes	–	–	1	–	1

Net loss and comprehensive loss	(207)	(208)	(129)	(5)	(176)
Deemed dividend to redeemable convertible preferred stockholders	(40)	–	(7)	(7)	–

Net loss attributable to common stockholders	$(247)	$ (208)	$ (136)	$ (12)	$ (176)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.46)	$ (2.02)	$ (1.31)	$ (0.12)	$ (1.65)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	100,388,409	102,966,038	104,045,615	104,174,437	106,935,604

Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(2)			$(0.23)		$(0.31)

Weighted-average shares used in computing pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(2)			556,149,361		567,614,354

(1)

Cost of revenue and operating expenses include stock-based compensation expense of $8 million, $2 million, $2 million, $2 million, and $9 million for the years ended December 31, 2017, 2018, and 2019, and the nine months ended September 30, 2019 and 2020, respectively. Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial stock-based compensation expense with respect to our RSUs as well as any other stock-based awards we may grant in the future.

(2)

See Note 11 and Note 12 of the notes to our consolidated financial statements included in this prospectus for a description of how we compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

(3)

On January 1, 2018, we adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), on a modified retrospective basis. Accordingly, our audited consolidated financial statements for 2018 and 2019, and unaudited consolidated financial statements for the nine months ended September 30, 2019 and 2020 were reported under Topic 606. Our audited consolidated financial statements for 2017 were reported under Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“Topic 605”). See Note 2 of the notes to our consolidated financial statements included in this prospectus.

	As of September 30, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in millions)
Summary Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$1,101	$1,101	$2,147
Working capital	55	55	1,101
Total assets	1,342	1,342	2,386
Redeemable convertible preferred stock warrant liability	182	–	–
Redeemable convertible preferred stock	1,536	–	–
Total stockholders’ equity (deficit)	(1,605)	113	1,157

(1)

Reflects, on a pro forma basis, (i) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock into an aggregate of 421,691,920 shares of Class A common stock as of September 30, 2020, (ii) the issuance of 9,866,400 shares of Class A common stock upon the cashless exercise of a warrant to purchase 9,866,400 shares of Series B redeemable convertible preferred stock outstanding at September 30, 2020 at an exercise price of $0.00001 per share, (iii) the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares, and (iv) stock-based compensation expense of approximately $355 million associated with RSUs subject to service-based and liquidity-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, which is reflected as an increase to additional paid-in capital and accumulated deficit.

(2)

Reflects, on a pro forma as adjusted basis as of September 30, 2020, (i) the pro forma adjustments described in footnote (1) above and (ii) the sale and issuance by us of 46,000,000 shares of Class A common stock in this offering at the initial public offering price of $24.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Other Financial Information and Data

In addition to the measures presented in our summary consolidated financial statements, we use the following key metrics and other financial information to measure our performance, identify trends affecting our business, and make strategic decisions.

	Year Ended December 31,					Nine Months Ended September 30,
	2015	2016	2017	2018	2019	2019	2020
	(in millions, except percentages)
Monthly Active Users (“MAUs”)	21	30	49	73	90	81	108
LTM Active Buyers	18	31	52	64	62	60	68
Adjusted EBITDA	$(502)	$(132)	$(135)	$(211)	$(127)	$(11)	$(99)
Adjusted EBITDA Margin	(349)%	(30)%	(12)%	(12)%	(7)%	(1)%	(6)%
Free Cash Flow	$(305)	$15	$134	$(114)	$(71)	$(50)	$23

See the section titled “Selected Consolidated Financial and Other Data—Other Financial Information and Data” for additional information about our key business metrics.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

In this prospectus, we provide Adjusted EBITDA, a non-GAAP financial measure that represents our net income (loss) before interest and other income (expense), net (which includes foreign exchange gain or loss, and gain or loss on one time transactions recognized), income tax expense, and depreciation and amortization, adjusted to eliminate stock-based compensation expense and remeasurement of redeemable convertible preferred stock warrant liability, and to add back certain recurring other items. Additionally, in this prospectus, we provide Adjusted EBITDA Margin, a non-GAAP financial measure that represents Adjusted EBITDA divided by revenue. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Free Cash Flow

In this prospectus, we also provide Free Cash Flow, a non-GAAP financial measure that represents net cash provided by (used in) operating activities less purchases of property and equipment. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before deciding whether to purchase shares of our Class A common stock, you should consider carefully the risks and uncertainties described below, our consolidated financial statements and related notes, and all of the other information in this prospectus. If any of the following risks actually occurs, our business, financial condition, results of operations, and prospects could be adversely affected. As a result, the price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our efforts to acquire new users and engage existing users may not be successful or may be more costly than we expect, which could prevent us from maintaining or increasing our revenue.

Our success depends on our ability to attract new users and engage existing users in a cost-effective manner. In order to acquire and engage users, we must, among other things, promote and sustain our platform and provide high-quality products, user experiences, and service. Our marketing efforts currently include various initiatives and consist primarily of digital marketing on a variety of social media channels, such as Facebook, search engine optimization on websites, such as Google, Bing, and Yahoo!, various branding strategies, such as our relationship with the Los Angeles Lakers and social influencers, and mobile “push” notifications, text messaging, and email. For the year ended December 31, 2019 and the nine months ended September 30, 2020, we spent $1.5 billion and $1.1 billion on sales and marketing, representing 78% and 64% of our revenue, respectively. We anticipate that sales and marketing expenses will continue to comprise a substantial majority of our overall operating costs for the foreseeable future. We have historically acquired a significant number of our users through digital advertising on platforms and websites owned by Facebook and Google, which may terminate their agreements with us anytime. Our investments in sales and marketing may not effectively reach potential users, potential users may decide not to buy through us, or user spend on our platform may not yield the intended return on investment, any of which could negatively affect our financial results.

Many factors, some of which are beyond our control, may reduce our ability to acquire, maintain and further engage with users, including those described in this “Risk Factors” section and the following:

•

system updates to app stores and advertising platforms such as Facebook and Google, including adjustments to algorithms that may decrease user engagement or negatively affect our ability to target a broad audience;

•	changes in advertising platforms’ pricing, which could result in higher advertising costs;

•

changes in digital advertising platforms’ policies, such as those of Facebook and Google, that may delay or prevent us from advertising through these channels, which could result in reduced traffic to and sales on our platform;

•	changes in search algorithms by search engines;

•	inability of our email marketing messages to reach the intended recipients’ inbox;

•	ineffectiveness of our marketing efforts and other spend to continue to acquire new users and maintain and increase engagement with existing users;

•	decline in popularity of, or governmental restrictions on, social media platforms where we advertise;

•	the development of new search engines or social media sites that reduce traffic on existing search engines and social media sites;

•	consumer behavior changes as a result of COVID-19; and

•	products listed by merchants on our platform that are the subject of adverse media reports, regulatory investigations, or other negative publicity.

As a result of any of these factors or any additional factors that are outside of our control, if we are unable to continue acquiring new users or increasing engagement with existing users, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are unable to promote, maintain, and protect our brand and reputation, and offer a compelling user experience, our ability to attract new users and engage with our existing base of users will be impaired.

We believe that maintaining our brand and reputation will be critical to attracting new users and encouraging users to transact on our platform. In addition to targeted online marketing, we spend a considerable amount of resources on promoting our brand and reputation. For example, we have recently begun to invest in additional off-line marketing activities. Our brand promotion activities may not be successful or cost effective, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur. If we do not successfully drive brand awareness, we may fail to attract new users or increase engagement with existing users and our business may not grow or may decline, all of which could harm our business, financial condition, results of operations, and prospects.

Our ability to provide a high-quality user experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and performance of our merchants and third-party carriers. If our users are dissatisfied with the quality of the products sold on our platform, the customer service they receive or their overall user experience, or if our merchants or third-party carriers cannot deliver products to our users in a timely manner or at all, our users may stop purchasing products on our platform. Our users may also become dissatisfied with their user experience if they are unable to receive timely customer service, and because we rely in large part on an automated customer service system, it is possible our users could become dissatisfied with our customer service. We also rely on merchants for information, including product characteristics, descriptions, images, and availability that may be inaccurate or misleading. Our failure to provide our users with high-quality products and high-quality user experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop Wish as a trusted brand, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, we may be subject to unfavorable publicity that would create a public perception that non-authentic, counterfeit, dangerous, illegal, or defective goods are sold on our platform, or that our policies and practices are insufficient to deter or respond to such conduct. Even if these claims are factually incorrect or based on isolated incidents, it could damage our reputation, diminish the value of our brand, draw governmental or regulatory scrutiny or action, undermine our trust and credibility, or have a negative impact on our ability to attract new users, or discourage our existing users from continuing to transact on our platform. We may also be subject to negative media regarding our privacy or cyber security practices, terms of service, product quality, litigation or regulatory activity, the sale of illicit or dangerous goods, other unauthorized actions by merchants on our platform, or the actions of other companies that provide similar services to ours, which may adversely affect our reputation, business, and financial results.

If we are unable to offer features and attract merchants to list products that keep pace with changing consumer preferences, our business, financial condition, and results of operations may be materially and adversely affected.

Constantly changing consumer preferences have affected and will continue to affect the ecommerce industry. We must stay ahead of emerging consumer preferences and anticipate product trends that will appeal to existing and potential users. Our users choose to purchase products due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites and platforms or by brick-and-mortar stores. If our users do not find our platform entertaining and are not shown desired products on our platform at attractive prices, they may lose interest in us, which in turn may materially and adversely affect our business, financial condition, and results of operations.

We rely on the Apple App Store and the Google Play Store to offer and promote our app. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, our business will suffer.

A significant portion of our users download our mobile app through the Apple App Store and the Google Play Store, and over 90% of our user activity and purchases occur on our mobile app.

We are subject to the policies and terms of service of these third-party platforms, which govern the promotion, distribution, content, and operation of our app on the platform. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. A platform provider may also add fees associated with access to and use of its platform, alter how we are able to advertise on the platform, prevent our app from being offered on their platform, change how the personal information of its users is made available to application developers on the platform, or limit the use of personal information for advertising purposes.

If we violate, or a platform provider believes we have violated, its terms of service (or if there is any change or deterioration in our relationship with these platform providers), that platform provider could limit or discontinue our access to the platform. A platform provider may also object to content created by our merchants, such as drug paraphernalia or adult content, and our perceived distribution or advertisement of such content may cause a platform provider to view us in a negative light or take other adverse actions against us. For example, platform providers have warned application developers on their platform, including Wish, that providing content related to drug paraphernalia or adult content could cause such platform providers to remove the apps from their platforms. While we believe that we have complied with platform providers’ requirements, they may introduce additional requirements in the future. If a platform provider establishes more favorable relationships with one or more of our competitors or such platform provider determines that we are a competitor, our access to a platform may be limited or discontinued entirely. Any limit or discontinuation of our access to any platform could adversely affect our business, financial condition, and results of operations.

In the past, some of these platforms have been unavailable for short periods of time. This and other changes, bugs, or technical system issues could degrade the user experience on our platform. There may also be changes to mobile hardware or software technology that make it more difficult for our users to access and use our platform on their mobile devices, which could adversely affect our user growth and user engagement. If any of these events recurs on a prolonged, or even short-term basis, or other similar issues arise that impact users’ ability to access our app or use mobile devices, our business, financial condition, results of operations, or reputation may be harmed.

Our quarterly and annual operating results may fluctuate, which could cause our stock price to decline.

Our quarterly and annual operating results may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in this “Risk Factors” section as well as the following:

•	the amount and timing of our sales and marketing costs;

•	our user acquisition strategies;

•	traffic on our platform;

•	selling prices on our platform and the percentage of revenue we retain from the sale of products;

•	mix of products listed on our platform;

•	fraud, including the sale of counterfeit goods, and refunds, including our response to these areas;

•	continued impact from COVID-19, including the effects of increased online activity and government stimulus programs;

•	the level of merchant advertising on our platform;

•	disruptions in supply or shipment of products listed on our platform, especially from China where most of our merchants are currently located;

•	the actions of app stores and advertising platforms such as Facebook and Google;

•	seasonality;

•	fluctuations in exchange rates;

•	the amount and timing of our other operating expenses;

•	the impact of competitive developments and our response to those developments;

•	changes in carrier policies and pricing and resulting higher logistics costs;

•	actual or perceived disruptions or defects in our platform, such as data security breaches or outages;

•	changes in laws and regulations that impact our business;

•	changes in tax laws in the jurisdictions in which we operate; and

•	general political, economic, and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly and annual operating results may cause those results to fall below the expectations of analysts or investors, which could cause the price of our Class A common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our Class A common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.

In addition, we believe that our quarterly and annual operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. For example, our historical growth may have overshadowed the seasonal effects on our historical operating results. These seasonal effects may become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of one quarter or one year as an indication of future performance.

If we lose the services of Peter Szulczewski, our founder, CEO, and Chairperson, or other members of our senior management team, we may not be able to execute our business strategy.

Our success depends in a large part upon the continued service of our founder, CEO, and Chairperson, Peter Szulczewski, who is critical to our vision, strategic direction, culture, products, and technology. The loss of our founder and CEO, even temporarily, could harm our business.

Additionally, we rely on the continued service of our senior management team, key employees, and other highly skilled personnel. The failure to properly manage succession plans, develop leadership talent, and/or the loss of services of senior management or other key employees, could significantly delay or prevent the achievement of our objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have long-term employment agreements with any of our key personnel, and do not maintain any “key person” life insurance policies. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition, results of operations, and our corporate culture, and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business.

We rely on our merchants to provide a good experience to our users.

Negative publicity or sentiment as a result of complaints about merchants selling on our platform could reduce our ability to attract users, discourage users from making additional purchases on our platform, or otherwise damage our reputation. A perception that our levels of responsiveness and support for our users are inadequate could have similar results. In some situations, we may choose to reimburse users for their purchases to help avoid harm to our reputation, but we may not be able to recover the funds we expend for those reimbursements.

Disruptions in the operations of a substantial number of our merchants, to the extent they are caused by events that are beyond their control, such as interruptions in order or payment processing, transportation disruptions, natural disasters, pandemics, inclement weather, terrorism, public health crises, or political unrest, could result in negative experiences for a substantial number of our users, which could harm our reputation and adversely affect our business. For example, during the initial outbreak of COVID-19, our merchants based in China experienced supply interruptions and delivery delays. If there are subsequent or further increases in the number of COVID-19 outbreaks in China or elsewhere, our merchants may experience additional disruptions to their supply and restrictions on their ability to deliver products to our users in a timely manner, which could harm our business.

Our brand, reputation, and business may be harmed if merchants on our platform use unethical or illegal business practices, including the sale of hazardous, counterfeit, fraudulent, or illegal products, or if our policies and practices with respect to such sales are perceived or found to be inadequate, and we may be impacted by the unlawful activities of merchants on our platform.

It is important that both merchants and users have confidence in the transactions they are completing on our platform. Merchants on our platform have in the past, and may in the future, engage in illegal or unethical business practices. Allegations or findings of such illegal or unethical business practices by merchants on our platform could harm our brand, reputation, and business. Our policies promote legal and ethical business practices, such as prohibiting false or misleading selling information and the sale of hazardous, counterfeit, fraudulent, or illegal products. For example, our merchant terms explicitly prohibit any illegal activity by merchants including the listing or sale of illegal items and require compliance with our policies. We maintain a suite of policies that educate merchants regarding items and practices that are explicitly prohibited from the platform, as well as the penalties for violations of our policies. We enforce these policies through the use of human and machine reviews as well as penalties for merchants if a violation of the policies is discovered. However, we do not control merchants or their business practices and cannot ensure their compliance with our policies. If merchants on our platform engage in illegal or unethical business practices or are perceived to do so, we may receive negative publicity and our brand and reputation may be harmed. If our policies are violated by merchants, or if our policies and practices or responses to such conduct are perceived as or found to be inadequate by regulators or law-enforcement agencies, it could harm our brand, reputation, and business, including by subjecting us to government inquiries, investigations, or enforcement actions, as well as potential civil or criminal liabilities, or requiring changes to our policies and practices with respect to illegal or unethical business practices that could lower our revenue, increase our costs, make our platform less user-friendly, or otherwise adversely impact our business. For example, during the initial outbreak of COVID-19, a small number of merchants created listings of personal protective equipment and other health-related products that regulators deemed to violate consumer protections related to pricing and advertising. Though these listings were posted by merchants in violation of our policies, Wish has received and expects to continue to receive inquiries and demands from regulators regarding these listings. We believe that we have responded to and resolved these particular inquiries and demands, but we frequently receive and respond to inquiries and demands from regulators and law-enforcement agencies, and we expect to continue to receive more inquiries and demands in the future.

Merchants on our platform have in the past, and may in the future, engage in fictitious transactions or collaborate with third parties in order to artificially inflate their sales records and search results rankings. Such activity may frustrate other merchants by enabling the perpetrating merchants to be favored over legitimate merchants, and may harm users by misleading them to believe that a merchant is more reliable or trustworthy than the merchant actually is. This activity may also result in inflated MAUs and other key metrics by which we measure our performance. Although we have implemented policies and practices to detect and penalize merchants who engage in fraudulent activities on our platform, there can be no assurance that such policies and practices will be effective in preventing fraudulent transactions. Any of these activities may adversely affect our brand, reputation, and business. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit goods or if legal changes result in us potentially being liable for actions by merchants on our platform, we could face regulatory, civil, or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs, or make our platform less user friendly. Moreover, public perception that counterfeit or other unauthorized items are common in our platform, even if factually incorrect, could result in negative publicity and damage to our reputation and brand.

Our merchants rely on third-party carriers and transportation providers as part of the fulfillment process, and these third parties may fail to adequately serve our users.

We rely on merchants to properly and promptly prepare products ordered by our users for shipment and our logistics program relies on third-party carriers to deliver products as well as third parties to consolidate packages for shipping. Any failure by merchants to timely prepare such products for shipment or any delay by third-party carriers to deliver the products will have an adverse effect on the fulfillment of user orders, which could negatively affect the user experience and harm our business and results of operations. Any increase in shipping costs, any significant shipping difficulties, disruptions or delays, or any failure by our merchants to deliver products in a timely manner or to otherwise adequately serve our users, could damage our reputation and brand, and may harm our business. For example, in the first quarter of 2018, PostNord, the postal service in Sweden, suspended delivery of packages coming from outside the European Union as it evaluated imposing processing fees and collection of taxes, which resulted in a decrease in sales in Sweden. In addition, during the initial outbreak of COVID-19, our cross-border logistics function was severely impacted in terms of both disrupted processing capabilities and increased costs, which resulted in a decrease in sales due to higher logistics costs and higher refund rates due to poor performance. Additionally, during the initial outbreak of COVID-19, our merchants based in China experienced supply interruptions and delivery delays.

Historically, our merchants in China have benefitted from lower shipping costs due to the Universal Postal Union Treaty (“UPU”). Certain expected changes to UPU postal rates that went into effect in July 2020 are likely to increase the shipping rates our merchants incur to ship products from China. The actions we have taken in our logistics program to mitigate these increased costs may not be successful over the long term. If there are increases in shipping costs, the sales price of products on our platform could increase, which could reduce the volume of transaction activity on our platform to decrease and may consequently have a negative impact on our results of operations.

If merchants on our platform experience any recalls, product liability claims, or government or user concerns about product safety with respect to products sold on our platform, our reputation and sales could be harmed.

Our merchants are subject to regulation by the U.S. Consumer Product Safety Commission and similar state and international regulatory authorities, and their products sold on our platform could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety including concerns about the safety of products manufactured in developing countries, could lead to recalls of selected products sold on our platform. Recalls and government or user concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Additionally, laws and regulations relating to platform liability, such as the EU’s Market Surveillance Regulation, have been passed or implemented or are currently being considered by policymakers and regulators, which will place additional responsibilities on marketplaces to screen and monitor certain content or products. If these laws are passed or regulations implemented, we could be subject to product liability claims for products that are listed on our platform. Additionally, we may need to implement additional screening and monitoring systems in order to assess the products listed on our platform. These laws and regulations could cause our expenses to increase and require us to respond to product liability claims, which could have a material impact on our business and results of operations. Further, we may be subject to product liability claims where merchants lack sufficient assets or are not reachable, which could be costly to defend in the aggregate.

We generate a portion of our revenue from merchant advertising on our platform. A reduction in advertising spend by merchants could harm our business.

We have implemented new features on our platform, such as ProductBoost, which allow merchants to promote their listings to our users. In addition to generating revenue from merchants, these advertisements may also result in increased purchases by users. However, not all merchants on our platform may agree with us on the value of these new features and may not use ProductBoost, and some of our merchants could react negatively to these new features. During the initial outbreak of COVID-19, merchant advertising declined due to the shutdown of business activity in China. If we are unable to monetize existing and new features for merchants, it could have a significant impact on our business, financial condition, and prospects.

We plan to continue our efforts to improve our logistics programs and enable faster and more reliable delivery in order to help grow our business and generate revenue, but those efforts may not be effective.

We have worked to improve our logistics programs and to streamline our processes in order to provide a more consistent and reliable experience for our users through programs such as Wish Express and Wish Local. However, we still rely on third-party carriers for delivery and we are still in the process of establishing reliable long term agreements with such carriers both in the United States and worldwide. If we are not able to negotiate acceptable pricing, service level requirements, and other terms with these carriers, or these carriers experience performance problems or other issues, it could negatively impact our results of operations and our users’ experience. For example, due to COVID-19, global logistics has experienced longer delivery times.

We have also recently developed and experimented with different logistics programs in order to monetize our logistics platform. This is a relatively new business initiative for us. If we are unable to consistently generate revenue from our logistics platform or offer logistics services that are appealing to merchants and users, or if changes in carrier policies and pricing result in higher logistics costs, it could have a material impact on our business, financial condition, and prospects.

Building out our Wish Local program may be costly and time intensive and we may not receive the expected benefits.

In 2019, we introduced Wish Local, a program that develops partnerships with local brick-and-mortar stores that can serve as local pickup and delivery locations for users’ orders. In addition, Wish Local merchants can sign up to our Sell on Wish feature and upload their in-store inventory on Wish for local pick-up or delivery. The process of reaching out to and entering into relationships with these retailers can be time intensive and costly because we must evaluate and approve each retailer individually prior to them becoming part of the Wish Local program. Therefore, growing Wish Local may be more expensive and time consuming than we have estimated. Also, users may not use the Wish Local program as much as we expect, which would delay or prevent any expected benefits. For example, users may curtail their use of Wish Local due to health concerns regarding COVID-19 or stay-at-home mandates, which could slow growth of this program.

Our terms of service require Wish Local retailers to meet certain service level requirements with respect to holding and delivering Wish orders to users. If these retailers do not comply with these service level requirements, our reputation may be harmed. Additionally, we may need to implement monitoring systems to confirm that the Wish Local retailers are complying with service level requirements and to prevent fraudulent activities by these retailers. Implementing these systems may prove to be costly and time intensive.

Seasonality may cause fluctuations in our operating results.

Our operating results are seasonal in nature because our transaction volume is affected by traditional retail selling periods that impact sales on our platform. Our historical growth may have reduced or outweighed seasonal effects on our past financial results. However, seasonal effects may become more pronounced over time, which could cause fluctuations in our financial results. For example, sales on our platform have historically peaked in the fall and user activity begins to slow down in December as it may be too late to place orders for holiday delivery. Additionally, we have experienced some slowdown in merchant activity in late January or early February due to our China-based merchants celebrating the Chinese New Year holiday.

We face intense competition, the market in which we operate is rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.

Our market is highly competitive and characterized by rapid changes in technology and consumer sentiment. Competition in our industry has intensified, and we expect this trend to continue as the list of our competitors grows. This competition, among other things, affects our ability to attract new users and engage our existing users.

We compete with ecommerce platforms and other retailers for merchants on our platform and merchants can list their goods on a number of ecommerce platforms, such as Amazon.com, Alibaba, and Shopify.

There are various factors that affect how merchants engage with our platform, including:

•	the number and engagement of users on our platform;

•	our fees;

•	our brand awareness;

•	our reputation;

•	the quality of our services; and

•	the functionality of our platform.

We also compete with retailers for the attention of users. A user has the choice of shopping with any online or offline retailer, whether large marketplaces, such as Amazon.com, Alibaba, and Shopify, as well as more traditional discount retailers, such as Walmart and Target, and discount retailers that offer heavily discounted and off-season merchandise, such as Dollar General and TJ Maxx, or local stores or other venues or marketplaces. Many of these competitors offer low-cost or free shipping, fast shipping times, favorable return policies, and other features that may be difficult or impossible for our merchants to match.

There are various factors that affect how users engage with our platform, including:

•	our brand awareness and recognition;

•	our reputation;

•	the prices of goods sold on our platform;

•	the functionality of our platform;

•	ease of payment;

•	shipping terms; and

•	the breadth of the products sold on our platform.

Some of our competitors have, and potential competitors may have, longer operating histories, greater financial, technical, marketing, institutional and other resources, faster shipping times, lower-cost shipping, larger databases, greater name and brand recognition, or a larger base of users or merchants than we do. For example, Google or Facebook could enter the ecommerce space and they have significantly more resources and users than we do. They may devote greater resources to the development, marketing, and promotion of their services than we do, and they may offer lower pricing or free shipping to the users on their platforms. These factors may allow our competitors to derive greater revenue and profits from their existing user and merchant bases, acquire users at lower costs or respond more quickly than we can to new or emerging technologies and changes in trends and consumer shopping behavior. If we are unable to compete successfully, or if competing successfully requires us to expend greater resources, our financial condition and results of operations could be adversely affected.

We have a limited operating history at our current scale, which may make it difficult to evaluate our business and future prospects.

We began commercial operations in 2010 and have a limited history of generating revenue at our current scale. As a result of our relatively short operating history at our current scale, we have limited financial data that can be used to evaluate our business and future prospects. Any evaluation of our business and prospects must be considered in light of our limited operating history, which may not be indicative of future performance. Because of our limited operating history, we face increased risks, uncertainties, expenses, and difficulties, including the risks and uncertainties discussed in this section.

We have a history of operating losses and we may not achieve or maintain profitability in the future.

Since our inception in 2010, we have incurred net losses each year. We incurred net losses of $207 million, $208 million, and $129 million for the years ended December 31, 2017, 2018, and 2019, respectively, and a net loss of $176 million for the nine months ended September 30, 2020. As of September 30, 2020, we had an accumulated deficit of approximately $1.6 billion. We may not achieve or maintain profitability in the future. Our operating expenses may continue to increase in the future as we increase our efforts to expand our user base, continue to invest in the research and development of our technologies and service offerings and begin to operate as a public company. These efforts may be more costly than we expect and we may not be able to increase our revenue to offset our operating expenses. Our revenue growth slowed for the year ended December 31, 2019 and may slow again, or our revenue may decline for a number of other possible reasons, including increased competition, a decrease in the growth or reduction in size of our overall market, or if we fail for any reason to capitalize on growth opportunities.

If we fail to effectively manage our growth, our business, financial condition, and operating results could be harmed.

We have experienced rapid growth in our business, in the number of merchants and users, and the number of countries in which we have merchants and users, and we plan to continue to grow in the future, both in the United States and abroad. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks adequately, our financial condition and operating results could differ materially from our expectations, our growth rates may slow, and our business would be adversely impacted.

Additionally, the growth of our business places significant demands on our management team and pressure to expand our operational and financial infrastructure. For example, we may need to continue to develop and improve our operational, financial and management controls and enhance our reporting systems and procedures. If we do not manage our growth effectively, the increases in our operating expenses could outpace any increases in our revenue and our business could be harmed.

Use of social media, emails, and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails, and text messages as part of our omnichannel approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting on our behalf or at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines, other penalties, or lawsuits. Although we continue to update our practices as these laws change over time, we may be subject to lawsuits alleging our failure to comply with such laws. In addition, our employees or third parties acting on our behalf or at our direction may knowingly or inadvertently use social media, including through advertisements, in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential, or sensitive personal information of our business, employees, users, merchants, or others. Any such inappropriate use of social media, emails, and text messages could also cause reputational damage.

Our users may engage with us online through social media platforms, including Facebook, Instagram, and Twitter, by providing feedback and public commentary about all aspects of our business. Information concerning us or our merchants, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We are subject to payment-related risks.

Our users can pay for purchases using a variety of methods, including through credit cards or through various third-party payment processors, and we pay our merchants through a variety of methods. If these service providers do not perform adequately or if our relationships with these service providers were to terminate, our users’ ability to place orders, and our merchants’ ability to receive orders or payment could be adversely affected and our business could be harmed. For example, in 2014, PayPal temporarily suspended processing payments on our platform as a result of concerns related to products listed on our platform. If a third-party payment processor suspends service or has significant outages in the future and we do not have alternative payment processors in place or are unable to provide our own solution, our business could be harmed. In addition, if our third-party providers increase the fees they charge us, our operating expenses could increase. If we respond by increasing the fees we charge to our merchants, some merchants may stop listing new items for sale or even close their accounts altogether.

The laws and regulations related to payments are complex, evolving, subject to change and vary across different jurisdictions in the United States and globally. Any failure or claim of our failure to comply, or any failure by our third-party payment processors to comply, could cost us substantial resources and could result in liabilities. Further, through our agreements with our third-party payment processors, we are indirectly subject to payment card association operating rules, and certification requirements, including the Payment Card Industry Data Security Standard, which are subject to change. Failure to comply with these rules and certification requirements could impact our ability to meet our contractual obligations with our third-party payment processors and could result in potential fines. We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply. In addition, similar to a potential increase in costs from third-party providers described above, any increased costs associated with compliance with payment card association rules could lead to increased fees for our merchants, which may negatively impact our markets.

We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We calculate and track performance metrics with internal tools, which are not independently verified by any third-party. While we believe our metrics are reasonable estimates of our user or merchant base for the applicable period of measurement, the methodologies used to measure these metrics require significant judgment and may be susceptible to algorithm or other technical errors. For example, user accounts are based on email addresses, and a user could use multiple email addresses to establish multiple accounts, and merchants in many instances will have multiple accounts. As a result, the data we report may not be accurate. Our internal tools and processes we use to identify multiple accounts or fraudulent accounts have a number of limitations, and our methodologies for tracking key metrics may change over time, which could result in unexpected changes to our metrics, including historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments and we generally do not intend to update previously disclosed metrics for any such changes. Though we regularly review our processes for calculating metrics and may adjust our processes for calculating metrics to improve their accuracy, limitations or errors with respect to how we measure data (or the data that we measure) may affect our understanding of certain details of our business, which could affect our longer term strategies. If our performance metrics are not accurate representations of our business, user or merchant base, or traffic levels; if we discover material inaccuracies in our metrics; or if the metrics we rely on to track our performance do not provide an accurate measurement of our business, user or merchant base or traffic levels, we may not be able to effectively implement our business strategy, our reputation may be harmed, and our operating and financial results could be adversely affected.

Our merchants, platform partners, and investors rely on our key metrics as a representation of our performance. If these third parties do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and merchants may be less willing to sell on our platform, which could negatively affect our business, financial condition, or results of operations.

We must develop new offerings to respond to our users’ and merchants’ changing needs.

Our industry is characterized by rapidly changing technology, new service and product introductions, and changing user and merchant demands.

Our users and merchants may not be satisfied with our new platform offerings or perceive that the new offerings do not respond to their needs. Developing new offerings is complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. As a result, the introduction of new offerings may occur after anticipated or announced release dates. In addition, new offerings could require us to comply with additional governmental regulations. Our new offerings also may bring us more directly into competition with companies that are better established or have greater resources than we do.

If we do not continue to cost-effectively develop new offerings that satisfy our users or merchants, then our competitive position and growth prospects may be harmed. In addition, new offerings may have lower margins than existing offerings and our revenue may not grow enough as a result of the new offerings to offset the cost of developing them.

If we fail to maintain, expand, and diversify our relationships with merchants, our revenue and results of operations will be harmed.

We rely on our merchants to offer products that appeal to our existing and potential users at attractive prices. Our ability to provide popular products on our platform at attractive prices depends on our ability to develop mutually beneficial relationships with our merchants. For example, we rely on our merchants, most of whom are based in China, to make available sufficient inventory and fulfill large volumes of orders in an efficient and timely manner to ensure a positive user experience. Merchants can leave our platform at any time, so we may experience merchant attrition in the ordinary course of business resulting from several factors, such as losses to competitors, perception that marketing on our platform is ineffective, reduction in merchants’ marketing budgets, and the penalties we impose on merchants for failing to comply with our policies. We have had, and may continue to have, disputes with merchants with respect to their compliance with our delivery requirements, quality control policies and measures, and the penalties imposed by us for violation of these policies or measures from time to time, which may cause them to be dissatisfied with our platform or to legally challenge the enforceability of our terms. If we experience significant merchant attrition, or if we are unable to attract new and geographically-diverse merchants, our revenue and results of operations may be materially and adversely affected. For example, during the initial outbreak of COVID-19, many of our merchants based in China were adversely impacted, which had a negative impact on the supply of inventory on our marketplace. In addition, our agreements with merchants also typically do not restrict them from establishing or maintaining business relationships with our competitors.

Failure to deal effectively with fraudulent activities on our platform would increase our loss rate and harm our business, and could severely diminish merchant and user confidence in and use of our services.

We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a user did not authorize a purchase, merchant fraud, and users who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. We face risks with respect to fraudulent activities on our platform and periodically receive complaints from users who may not have received the products that they had contracted to purchase. In some European and Asian jurisdictions, users may also have the right to cancel a sale made by a merchant within a specified time period and for any reason. Although we have implemented measures to detect and reduce the occurrence of fraudulent activities, combat bad user experiences, and increase user satisfaction, including evaluating merchants on the basis of their transaction history and restricting or suspending their activity, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among merchants, users, and other participants. Additional measures to address fraud could negatively affect the attractiveness of our services to users or merchants, resulting in a reduction in our ability to attract new users or continue to engage current users, damage to our reputation, or a diminution in the value of our brand.

Additionally, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature, which results in chargebacks made to our users that we are not able to collect from our merchants. We do not currently carry insurance against this risk. We face the risk of significant losses from this type of fraud as our net sales increase and as we continue to expand globally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business, results of operations, financial condition, and prospects.

We also accept payments for many of our sales through credit and debit card transactions, which are handled through third-party payment processors. As a result, we are subject to a number of risks related to credit and debit card payments, including that we pay interchange and other fees, which may increase over time and could require us to either increase the prices for products or absorb an increase in our costs and expenses. In addition, as part of payment processing, our users’ credit and debit card information is transmitted to our third-party credit card payment processors. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our users’ credit or debit card information if the security of our third-party credit card payment processors is breached. We and our third-party credit card payment processors are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our users in addition to the consequences that could arise from such action or inaction violating applicable privacy, data protection, data security and other laws as outlined above, and there may be an adverse impact on our business, results of operations, financial condition, and prospects.

The COVID-19 pandemic may adversely affect our business and results of operations.

On March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, have imposed unprecedented restrictions on travel and business operations, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19.

Our operations and performance depend significantly on global and regional economic conditions, and the outbreak of COVID-19 has had a significant negative effect on global and regional economies. Further, the ability of our merchants to offer products and make available sufficient inventory in an efficient manner may be adversely affected by the health impacts, travel restrictions, required social distancing, and other governmental mandates due to COVID-19, which could negatively impact our users’ experience and cause our revenue and reputation to decline. Additionally, due to the economic impacts caused by COVID-19, consumer discretionary spending has been adversely affected, which may cause the demand for the products available on our platform to be reduced and our revenue to decline.

We are conducting business with substantial restrictions, such as remote working and limited to no employee travel, among other modifications. While our business occurs over an online platform, which allows us to support our merchants and users virtually, we cannot be certain that our ability to service our merchants and users will not be adversely affected by COVID-19.

We saw increased delivery times due to COVID-19 as the supply chain was disrupted and we experienced a reduction in the number of merchants on our platform. During this time, we temporarily shifted from air to ocean transport, which increased delivery times and also led to an increase in refunds. While the number of merchants on our platform has recovered due to the reopening of the economy in China, we continue to see moderate disruption in the supply chain that is affecting delivery times.

We benefited from greater mobile usage and less competition from physical retail as a result of shelter-in-place mandates. We also benefited from increased user spending due to U.S. government stimulus programs. However, such stimulus programs have been reduced recently, which may adversely affect user spending. We cannot assure you that increased levels of mobile commerce will continue when COVID-19 has subsided or otherwise, or that the U.S. government will offer additional stimulus programs.

The global outbreak of COVID-19 continues to rapidly evolve, especially as COVID-19 cases and corresponding government actions responsive to COVID-19 have recently increased again in certain parts of the world. The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, the duration of the pandemic, travel restrictions, social distancing requirements, changes to consumer ecommerce activity in response to evolving governmental mandates that impact brick-and-mortar stores such as business closures or other governmental or business disruptions, global unemployment rates, and the effectiveness of actions taken in the United States and other countries to prevent, contain, and treat the disease. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the COVID-19 Pandemic” for a further discussion of the impact of the COVID-19 pandemic on our business.

Our pricing strategies may not meet users’ price expectations or result in net income (loss), and laws and regulations could negatively impact the effectiveness of our model.

Our pricing strategies have had, and may continue to have, a significant impact on our revenue and net income (loss). In addition to offering discounted prices and shipping as a means of attracting users and encouraging repeat purchases, we use dynamic pricing, where pricing varies depending on factors such as user location and demand, which is intended to maximize volume and revenue and allows us to offer a variety of promotions and discounts. Such offers and discounts, however, may reduce our revenue and margins. In the future, laws applicable to data protection, consumer protection, and artificial intelligence may change in a manner that limits our ability to employ dynamic pricing. In addition, our competitors’ pricing and marketing strategies are beyond our control and can significantly affect the results of our pricing strategies. If our pricing strategies, which may evolve over time, fail to meet our users’ price expectations or fail to result in increased margins, or if we are unable to compete effectively with our competitors if they engage in aggressive pricing strategies or other competitive activities, it could have a material adverse effect on our business.

Our refund policies may adversely affect our results of operations.

We have adopted user-friendly refund policies that make it convenient and easy for users to receive a refund after completing purchases. These policies are designed to improve users’ shopping experience and promote user loyalty, which in turn help us acquire and engage our existing users. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. We may also be required by law to adopt new or amend existing refund policies from time to time. These policies also make us more susceptible to misuse and if our refund policy is misused by a significant number of users, our costs may increase significantly, and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our users may be dissatisfied, which may result in loss of existing users or failure to acquire new users at a desirable pace or cost, which may materially and adversely affect our results of operations.

Our ability to recruit and retain employees is important to our success.

Our future performance depends on our employees, including key engineering and product development personnel. Competition for key personnel is intense, especially in the San Francisco Bay area where our corporate headquarters are located, and we may be unable to successfully attract, integrate, or retain sufficiently qualified key personnel. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the equity awards they would receive in connection with their employment and fluctuations in our stock price may make it more difficult to attract, retain, and motivate employees.

The forecasts of market opportunity and market growth included in this prospectus may prove to be inaccurate, and, even if these forecasts materialize, we cannot assure you our business will grow at similar rates, if at all.

Estimates of market opportunity and forecasts of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including due to the recent impacts from COVID-19. The estimates in this prospectus of the size of the markets that we may be able to address and the forecasts in this prospectus relating to the expected growth in ecommerce and other markets are subject to many assumptions and may prove to be inaccurate. These markets may not grow at the rates that we forecast. We may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates of market opportunity and forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Macroeconomic conditions may adversely affect our business. If general economic conditions deteriorate globally or in specific markets where we operate, consumer discretionary spending may decline and demand for products available in our platform may be reduced. For example, we benefited from increased user spending due to U.S. government stimulus programs. However, such stimulus programs have been reduced recently, which may adversely affect user spending. We cannot assure you that the U.S. government will offer additional stimulus programs once the COVID-19 pandemic has subsided or otherwise. A decrease in consumer discretionary spending would cause sales in our platform to decline and adversely impact our business.

We face risks relating to the inventory we purchase ourselves.

We directly purchase, on a very limited basis, some of the products that we sell on our platform. We assume the inventory damage, theft, and obsolescence risks, as well as product safety and price erosion risks for products that we purchase directly. These risks could become more significant in the future if we increase the amount of inventory that we purchase. These risks could also become more significant depending on the types of product we hold in our inventory, such as products that are subject to seasonality, changes in consumer preferences, rapid technological change, obsolescence, and price erosion. If we choose to carry significant levels of inventory in the future, any one of these inventory risks could adversely affect our operating results.

Unfavorable changes or failure by us to comply with evolving internet and ecommerce regulations could substantially harm our business and operating results.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and ecommerce. These regulations and laws may involve taxes, privacy and data security, consumer protection, the ability to collect and/or share necessary information that allows us to conduct business on the internet, marketing communications and advertising, content protection, electronic contracts, or gift cards. Furthermore, the regulatory landscape impacting internet and ecommerce businesses is constantly evolving. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings, or actions against us by governmental entities or others, which could impact our operating results.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining any future acquisitions and investments.

We may acquire businesses or technologies in the future. Integrating an acquired business or technology is difficult and can be risky. These potential and completed transactions create risks such as:

•	disruption of our ongoing business, including loss of management focus on existing businesses;

•	the difficulty of integrating new businesses and technologies into our infrastructure; and

•

the risks associated with assuming liabilities related to the activities of the acquired business before and after the acquisition, including liabilities for violations of laws and regulations, commercial disputes, cyberattacks, taxes, and other matters.

Moreover, acquisitions may divert management’s time and focus from operating our business. Acquisitions also may require us to spend a substantial portion of our available cash, issue stock, incur debt or other liabilities, amortize expenses related to intangible assets, or incur write-offs of goodwill or other assets. Also, acquisitions could be viewed negatively by analysts, investors, merchants, or our users and the anticipated benefit of any future acquisition may not materialize.

Furthermore, in November 2020, we entered into a five-year $280 million senior secured revolving credit facility (the “Revolving Credit Facility”) with JPMorgan Chase Bank, N.A. and the other parties thereto. The Credit Facility restricts our ability to pursue certain transactions that we may believe to be in our best interest. Additionally, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. We cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on our operating results and financial condition.

We may be involved in litigation matters or other legal proceedings that are expensive and time consuming.

We may become involved in litigation matters, including class action lawsuits and lawsuits relating to intellectual property and product liability, whether for our own products or those offered by merchants. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation, loss of rights, or adverse changes to our offerings or business practices. Any of these results could adversely affect our business. In addition, defending claims is costly and can impose a significant burden on our management.

From time to time, we are subject to investigations, demands, litigation and other proceedings involving consumer protection and data protection authorities or other regulatory agencies, including, in particular, in Europe and Asia. These proceedings can result in orders, fines and penalties. For example, as a result of the initial outbreak of COVID-19, consumer protection authorities demanded rapid and decisive changes in the way that we screen and handle product listings that potentially violate various laws, including emergency price caps on certain items. Implementing these requests or defending against any associated fines could prove expense and time consuming and negatively affect our results of operations and financial condition.

Additionally, the market price of our Class A common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Risks Related to our International Operations

Economic tension between the United States and China, or between other countries, may intensify and the United States, China, or other countries may adopt drastic measures in the future that impact our business.

Our merchants source a large percentage of the products we list on our platform from China and other countries outside the United States. Additionally, most of our merchants, and some of our operations, are located in China, making the price and availability of products on our platform susceptible to international trade risks and other international economic conditions.

If the U.S. government imposes tariffs or other economic measures that directly or indirectly increase the price of products its imports and that we list on our platform, the increased prices could have a material adverse effect on our financial results and business. For example, the United States has recently threatened more restrictive trade terms with China and other countries, leading to the imposition, or announcement of future imposition, of substantially higher U.S. Section 301 tariffs on roughly $500 billion of imports from China. In response, China imposed or proposed new or higher tariffs on U.S. exports. The effects of the recently imposed and proposed tariffs are uncertain because of the dynamic nature of governmental action, relations and responses. Further escalation of trade tensions between the United States and its trading partners, especially China, could result in long-term changes to global trade, including retaliatory trade restrictions that restrict the international flow of products. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. Any alterations to our business strategy or operations made in order to adapt to or comply with any such changes would be time-consuming and expensive, and certain of our competitors may be better suited to withstand or react to these changes.

Additionally, the U.S. government has recently indicated that it may restrict the operation and access of certain China-based companies, which include TikTok and WeChat, in the United States and other countries have indicated taking similar actions. In response, government authorities in China, or elsewhere, may seek to restrict access and operation of U.S. companies. Most of our merchants and some of our operations are located in China, and if our activities were restricted in China, our platform, our business, financial condition, and results of operations would be adversely affected.

We are not able to predict future economic policy of the United States, China, or of any foreign countries in which we operate. The adoption and expansion of restrictions, including restrictions on access to apps and other platforms, cross-border data transfers, tariffs, or other governmental action related to economic policies, has the potential to adversely impact our business, operational results and financial position.

Certain aspects of our business relating to the provision of financial services are subject to government regulation and oversight.

Many jurisdictions in which we operate have laws that govern financial services activities. Regulators in certain jurisdictions may determine that certain aspects of our business are subject to these laws and could require us to obtain licenses to continue to operate in such jurisdictions. For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and abroad. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

One of our subsidiaries, ContextLogic B.V., has applied for a payments institution license with its competent authority, De Nederlandsche Bank. This license would permit ContextLogic B.V. to provide payment services (including acquiring and executing payment transactions, as referred to in the Revised Payment Services Directive (2015/2366/EU)) in the Netherlands. In addition, ContextLogic B.V., once licensed, intends to provide such services on a cross-border passport basis into other countries within the European Economic Area (the “EEA”).

We continue to evaluate our options for seeking additional licenses in several other jurisdictions to optimize our payment solutions and support the future growth of our business. We could be denied such licenses, have existing licenses revoked, or be required to make significant changes to our business operations before being granted such licenses. If we are denied licenses or such licenses are revoked, we may be forced to cease or limit business operations in certain jurisdictions, including in the

EEA, and even if we are able to obtain such licenses, we could be subject to fines or other enforcement action, or stripped of such licenses, if we are found to violate the requirements of such licenses. Such regulatory actions, or the need to obtain regulatory approvals, could impose significant costs and involve substantial delay in payments we make in certain local markets, any of which could adversely affect our business, financial condition, or operating results.

In addition, laws related to money transmission and online payments are evolving, and changes in such laws could affect our ability to provide payment processing on our platform in the same form and on the same terms as we have historically, or at all. For example, changes to the EU Payment Services Directive caused aspects of our payment operations in the EEA to fall within the scope of European payments regulation. As a result, ContextLogic B.V. is directly subject to financial services regulations (including those relating to anti-money laundering, terrorist financing, and sanctioned or prohibited persons) in the Netherlands and in other countries in the EEA where it conducts business. In addition, as we evolve our business or make changes to our business structure, we may be subject to additional laws or requirements related to money transmission, online payments and financial regulation. These laws govern, among other things, money transmission, prepaid access instruments, lending, electronic funds transfers, anti-money laundering, counter-terrorist financing, banking, systemic integrity risk assessments, cyber security of payment processes, and import and export restrictions. Our business operations may not always comply with these financial laws and regulations. Historical or future non-compliance with these laws or regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements or limits on our ability to expand our product offerings, could harm our business.

Further, our payment system is susceptible to illegal and improper uses, including money laundering, terrorist financing, fraudulent sales of goods or services and payments to sanctioned parties. We have invested and will need to continue to invest substantial resources to comply with applicable anti-money laundering, counter-terrorism, and sanctions laws, and in the EEA to conduct appropriate risk assessments and implement appropriate controls once licensed as a regulated payments institution. Government authorities may seek to bring legal action against us if our payment system is used for improper or illegal purposes or if our enterprise risk management or controls in the EEA are not adequately assessed, updated, or implemented, and any such action could result in financial or reputational harm to our business. Additionally, some of our merchants use applications, such as WeChat, for transmitting payments and communicating with us. If any of these payments applications were limited or banned by governmental authorities, certain payments could be delayed or our communications with merchants could be adversely impacted.

We are subject to customs and international trade laws that could require us to incur increased costs or could result in a delay in getting products to users, which may limit our growth and cause us to suffer reputational damage.

Our business is conducted worldwide, with goods imported from and exported to a substantial number of countries. The vast majority of products sold on our platform are shipped internationally. We are subject to numerous regulations, including customs and international trade laws that govern the importation, exportation, and sale of goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties, and import and export licensing requirements in the countries in which we operate. If these laws or regulations were to change or were violated by our management, employees or merchants, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business. In addition, changes to legal requirements can create delays in the introduction and sale of our products and services, or in some cases, prevent the export or import or our products and services to certain countries, governments, or persons altogether.

We rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports create significant risks for our business, particularly if work slowdowns, lockouts, strikes, or other disruptions occur. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation and may have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our international operations are subject to increased risks.

There are inherent risks in doing business internationally, including:

•

expenses associated with localizing our products and services and user data, including offering our users and merchants the ability to transact business in the local currency and language, and adapting our platform to local preferences;

•	challenges to enforceability in some foreign jurisdictions of so-called “clickwrap” contracts with our customers, merchants and Wish Local retailers;

•	trade barriers and changes in trade regulations;

•	difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;

•	stringent local labor laws and regulations;

•	credit risk and higher levels of payment fraud;

•	laws or regulations related to the import or export of goods alleged to violate third-party intellectual property rights;

•	political or social unrest, economic instability, repression, or human rights issues;

•	geopolitical events, including natural disasters, public health issues, acts of war, and terrorism;

•

compliance with U.S. laws such as the Foreign Corrupt Practices Act and foreign laws prohibiting corruption, U.S. and foreign economic and trade sanctions laws, and U.S. and foreign laws designed to combat money laundering and the financing of terrorist activities;

•	antitrust and competition regulations;

•	potentially adverse tax developments and consequences;

•	economic uncertainties relating to sovereign and other debt;

•	different, uncertain, or more stringent user protection, data protection, data collection, privacy, payments, advertising, pricing, and other laws;

•	limitations by governmental authorities on transmission of privacy information and other data between countries, whether from the United States or other jurisdictions;

•

restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services, content, including uncertainty as a result of less internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices;

•	risks related to other government regulation or required compliance with local laws;

•	national or regional differences in macroeconomic growth rates; and

•	local licensing and reporting obligations.

Violations of the complex foreign and U.S. laws and regulations that apply to our international operations may result in litigation, fines, criminal actions, or sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors, or agents will not violate our policies. These risks inherent in our international operations and expansion increase our costs of doing business internationally and could harm our business.

We face exposure to foreign currency exchange rate fluctuations.

Our sales to users are denominated in local currencies, primarily in U.S. dollars and Euros, and we pay our merchants in China for products sold on our platform in Renminbi (“RMB”), a few weeks after sales are completed, which creates exposure to currency rate fluctuations during that time. Additionally, our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the RMB. We do not generally hedge foreign exchange risk, and therefore, our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates. In addition, a weakening U.S. dollar will typically adversely affect the volume of goods being sold by foreign merchants to users in the United States more than it positively affects the volume of goods being sold by merchants in the United States to users in foreign countries, thereby further negatively impacting our financial results.

Any factors that reduce cross-border trade or make such trade more difficult could harm our business.

Cross-border trade is an important source of revenue for us. The shipping of goods across national borders is often more expensive and complicated than domestic shipping. Customs and duty procedures and reviews, including duty-free thresholds in various key markets, the interaction of national postal systems, and security related governmental processes at international borders, may increase costs, discourage cross-border purchases, delay transit, and create shipping uncertainties. Any factors that increase the costs of cross-border trade or restrict, delay, or make cross-border trade more difficult or impractical would lower our revenue and profits and could harm our business.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Most of our merchants, and some of our operations, are located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, and growth rate. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

Uncertainties with respect to the People’s Republic of China’s (“PRC”) legal system and changes in laws and regulations in China could adversely affect us.

Our operations in China are governed by PRC laws and regulations. Our Chinese subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The Chinese government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Because our business may be subject to governmental supervision and regulation by the relevant Chinese governmental authorities in many aspects of the operation of online retailing, we may be required to hold a number of licenses and permits in connection with our business operation. New laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail businesses. If the Chinese government considers that we were operating without the proper approvals, licenses or permits, or promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, it has the power, among other actions, to levy fines, confiscate our income, revoke our business licenses, or require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these or other regulatory actions by the Chinese governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations.

Risks Related to Network and Infrastructure

Any significant disruption in service on our platform or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.

Our brand, reputation and ability to deliver a positive user experience depends upon the reliability of our infrastructure. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down or interfered with the performance of our websites and apps, or particular features of our websites and apps, and we may experience interruptions in the future. For example, in June 2020, we experienced a full platform outage for more than one hour due to the release of a software update that did not follow proper internal protocols. We have since updated our processes for following such protocols. Interruptions, whether due to system failures, human errors, computer viruses, physical or electronic break-ins, denial-of-service attacks, and capacity limitations, could prevent or inhibit the ability of merchants to access, or users from completing purchases on, our websites and apps. Volume of traffic and activity on our platform spikes on certain days, and any such interruption would be particularly problematic if it were to occur at such a high volume time. Problems with the reliability of our systems could prevent us from earning revenue and could harm our reputation. Damage to our reputation, any resulting loss of user confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition, and prospects.

We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes, and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a system failure at one site could result in reduced platform functionality for our users, and a total failure of our systems could cause our websites or apps to be inaccessible by some or all of our users. A significant portion of our data storage, data processing and other computing services and systems is hosted by Amazon Web Services (“AWS”). AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. Problems with our third-party service providers, including AWS, or with their network providers or with the systems allocating capacity among their users, including us, could adversely affect our users’ experience. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. In the event that our agreement with AWS, or other third-party service providers, is terminated, or we add additional cloud infrastructure service providers, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new cloud infrastructure service providers. Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new users or merchants, any of which could adversely affect our business, financial condition, and results of operations.

Our failure or the failure of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit, and store data about our users, merchants and others, including personally identifiable information and personal data, as well as other confidential information.

We also engage third parties that store, process, and transmit these types of information on our behalf. We rely on technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries, or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, ecommerce websites are often attacked through compromised credentials, including those obtained through phishing, credential stuffing, and password spraying. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, viruses, malicious software, break-ins, phishing attacks, accidental actions or omissions to act that create vulnerabilities, social engineering, security breaches, or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not be able to anticipate or prevent all types of attacks, and we may not detect such attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases.

Cyber security incidents or breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our websites, networks and systems; unauthorized access to and misappropriation of our data, including user information, personally identifiable information, or other confidential or proprietary information of ours or of third parties; viruses, worms, spyware, or other malware being served from our websites, networks, or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption, or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. Social engineering, phishing, malware, and similar attacks and threats of denial-of-service attacks could have a material adverse effect on our operations. Additionally, from time to time, our merchants’ and users’ accounts have been subject to unauthorized access by third parties, including through illicit purchase of usernames and passwords by bad actors. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. In addition, any party who is able to illicitly obtain a user or merchant password could access the user or merchant’s transaction data or personal information, resulting in the perception that our systems are insecure.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure (including costs for technical teams to investigate and remediate such incidents), adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition, and prospects. We devote significant resources to protect against security breaches and we may need to devote more resources in the future to address problems caused by breaches, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could harm our business. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure reputational harm, delays in developing our platform and solutions breaches of data security and loss of critical data, all of which could harm our business, results of operations, and financial condition.

Additionally, we rely on our network and third-party infrastructure and applications, internal technology systems, and our websites for our development, marketing, operational support, hosted services, and marketing activities. If these systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver a positive user and merchant experience would be impaired.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.

We are subject to governmental regulation and other legal obligations related to privacy, data protection, information security, and consumer protection. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties, or adverse publicity.

We collect personally identifiable information and other data from users and prospective users. We use this information to provide services and relevant products to our users, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We may also share users’ personal data with certain third parties as authorized by the user or as described in our privacy policy.

As a result, we are subject to governmental regulation and other legal obligations related to the protection of confidential and sensitive data (including personally identifiable information and personal data), privacy, information security and consumer protection in certain countries where we do business and there has been and will continue to be a significant increase globally in such laws that restrict or control the use of personal data.

In Europe, where the data privacy and information security regime underwent a significant change in 2018, the legal environment related to personal data continues to evolve and companies like us that process personal data from large numbers of individuals are subject to increasing regulatory scrutiny. The General Data Protection Regulation (“GDPR”), implemented more stringent operational requirements for our use of personal data. These more stringent requirements include expanded disclosures to tell our users about how we may use their personal data, increased controls on profiling users and increased rights for users to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year.

Although there are legal mechanisms to allow for the transfer of personal data from the United Kingdom, EEA and Switzerland to the United States, uncertainty about compliance with such data protection laws remains and such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop and market our products and services. For example, legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the EEA to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks. Specifically, on July 16, 2020, the Court of Justice of the European Union invalidated Decision 2016/1250 on the adequacy of the protection provided by the EU-U.S. Privacy Shield Framework. To the extent that we or our service providers were to rely on the EU-U.S. Privacy Shield Framework, we may not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the European Union. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union, current national laws that implement the ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation. The draft ePrivacy Regulation retains existing informed consent conditions and also imposes the strict opt-in marketing rules on direct marketing that is “presented” on a web page rather than sent by email, alters rules on third-party cookies and similar technology and significantly increases penalties for breach of the rules. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact the effectiveness of our marketing. Such regulations may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. The ePrivacy Regulations draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective users, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the user experience.

Further, Brexit has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, while the Data Protection Act of 2018, that “implements” and complements the GDPR achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the EEA to the United Kingdom will remain lawful under GDPR. During the period of “transition” (i.e., until December 31, 2020), EU law will continue to apply in the UK, including the GDPR, after which the GDPR will be converted into U.K. law. Beginning in 2021, the UK will be a “third country” under the GDPR. We may, however, incur liabilities, expenses, costs, and other operational losses under GDPR and applicable EU Member States and the U.K. privacy laws in connection with any measures we take to comply with them.

As interpretation of both the ePrivacy Regulation and GDPR develop, we could incur substantial costs to comply with these regulations. The changes could require significant systems changes, limit the effectiveness of our marketing activities, adversely affect our margins, increase costs and subject us to additional liabilities.

In the United States, federal and various state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about users or their devices. For example, California recently passed the California Consumer Privacy Act (the “CCPA”), which became effective on January 1, 2020 and introduced substantial changes to privacy law for businesses that collect personal information from California residents. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, the U.S. Federal Trade Commission and many state attorneys general are applying federal and state consumer protection laws, to impose standards for the online collection, use and dissemination of data. Furthermore, these obligations may be interpreted and applied inconsistently from one jurisdiction to another and may conflict with other requirements or our practices.

Many data protection regimes apply based on where a user is located, and as we expand our platform and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data, which could require us to incur additional costs and restrict our business operations. Any failure or perceived failure by us to comply with rapidly evolving privacy or security laws policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other user data may result in governmental enforcement actions, litigation (including user class actions), fines and penalties or adverse publicity and could cause our users to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules, and regulations or the promulgation of new laws, rules, and regulations applicable to us and our business, including those relating to the internet and ecommerce, internet advertising and price display, consumer protection, anti-corruption, economic and trade sanctions, tax, payments, banking, data security, network and information systems security, data protection and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities. For example, as a result of the initial outbreak of COVID-19, consumer protection authorities demanded rapid and decisive changes in the way that Wish screens and handles product listings that potentially violate various laws, including emergency price caps on certain items. We believe we have legal grounds to satisfy current requests or prevail against associated fines and penalties, and we intend to vigorously defend such fines and penalties.

Additionally, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and ecommerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and user-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities, quality of services and consumer protection. For example, the European Union’s Market Surveillance Regulation, which takes effect in July 2021, places new obligations on marketplaces and is designed to reduce the availability of unsafe products in Europe when offered by sellers outside of the region. Denmark has passed a law placing new burdens on marketplaces and giving its regulators the right to request fines and shutdowns where marketplaces are consistently unsuccessful in screening products that are unsafe or unlawful. Furthermore, the growth and development of ecommerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Likewise, the Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Department of State, as well as other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine, as well as specifically targeted individuals and entities that are identified on United States’ and other blacklists, and those owned by them or those acting on their behalf. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, to private persons to obtain or retain business or an improper business advantage. Although we have policies and procedures in place designed to promote compliance with these laws and regulations, our employees, partners, or agents could take actions in contravention of our policies and procedures, or violate applicable laws or regulations. In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation and damage to our reputation and the value of our brand.

Additionally, the law relating to liability of online service providers is currently unsettled. Lawmakers and governmental agencies have in the past and could in the future require changes in the way our business is conducted, including with explicit obligations to inspect and screen content and products or implicit obligations that might stem from increased legal liability for online service providers. Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a material effect on our operations.

Risk Related to Our Intellectual Property

We may be unable to protect our intellectual property adequately.

Our intellectual property is an essential asset of our business and our success is dependent, in part, upon protecting our intellectual property. To establish and protect our intellectual property rights, we rely on a combination of trade secret, copyright, trademark and, to a lesser extent, patent laws, as well as confidentiality protection procedures and contractual provisions. The efforts we have taken to protect our intellectual property may not be sufficient or effective. We generally do not elect to register our copyrights, relying instead on the laws protecting unregistered intellectual property, which may not be sufficient. We rely on both registered and unregistered trademarks, which may not always be comprehensive in scope. In addition, our copyrights and trademarks, whether or not registered, and patents may be held invalid or unenforceable if challenged, and may be of limited territorial reach. Moreover, effective trademark, copyright, patent and trade secret protection may not be available or commercially feasible in every country in which we conduct business. Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights. While we have obtained or applied for patent protection with respect to some of our intellectual property, we generally do not rely on patents as a principal means of protecting intellectual property. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. To the extent we do seek patent protection, any U.S. or other patents issued to us may not be sufficiently broad to protect our proprietary technologies.

We may be subject to claims that items listed on our platform are counterfeit, infringing or illegal, which may harm our business.

We frequently receive communications alleging that items listed on our platform infringe third-party copyrights, trademarks, or other intellectual property rights. We have intellectual property complaint and take-down procedures in place to address these communications, and we believe such procedures are important to promote confidence in our platform and provide users reassurance in the products they are purchasing. We follow these procedures to review complaints and relevant facts to determine the appropriate action, which may include removal of the item from our platform and, in certain cases, prohibiting merchants from participating in our platform who repeatedly violate our policies.

Our procedures may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for activities carried out by merchants on our platform, especially outside the United States where laws may offer less protection for intermediaries and platforms than the United States. Under current U.S. copyright law and the Communications Decency Act, we may benefit from statutory safe harbor provisions that protect us from copyright liability for content posted on our platform by our merchants and users. However, trademark and patent laws do not include similar statutory provisions, and liability for these forms of intellectual property is often determined by court decisions. These safe harbors and court rulings may change unfavorably. In that event, we may be held secondarily liable for the intellectual property infringement of merchants on our platform. We may also be directly liable for the inventory we purchase ourselves that we sell on our platform.

In addition, allegations of infringement of intellectual property rights, including but not limited to counterfeit items, have resulted in actual litigation from time to time by rights owners against merchants. These and similar suits have resulted in the freezing of merchant accounts or the shutdown of merchant storefronts on our platform, which can adversely impact revenue in the short-term, and may require us to spend substantial resources to comply with court orders. We may also incur costs responding to subpoenas from governmental authorities regarding illegal or counterfeit products listed for sale on our platform. In addition, we may receive media attention relating to the listing or sale of illegal or counterfeit goods, which could damage our reputation, diminish the value of our brand, and make users and merchants reluctant to use our platform. Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them.

Under our standard form agreements, we require our merchants to indemnify us for any losses we suffer or any costs that we incur due to any products sold by these merchants. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings to protect our rights.

We may be subject to intellectual property claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies in the future.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. We periodically receive communications that claim we have infringed, misappropriated or misused others’ intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Third parties may have intellectual property rights that cover significant aspects of our technologies or business methods and prevent us from expanding our offerings. Any intellectual property claim against us, with or without merit, could be time consuming and expensive to settle or litigate and could divert the attention of our management. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. In addition, some of our competitors have extensive portfolios of issued patents. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid, or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. Moreover, our patents may provide little or no deterrence in litigation involving patent holding companies or other adverse patent owners that have no relevant product revenue. Any claims successfully brought against us could subject us to significant liability for damages and we may be required to stop using technology or other intellectual property alleged to be in violation of a third-party’s rights in jurisdictions where we do business. We also might be required to enter into costly settlement agreements or seek a license for third-party intellectual property. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could harm our business.

Our software is highly complex and may contain undetected errors.

The software and code underlying our platform is highly interconnected and complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We typically release software code daily and this practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our platform, which can impact the user and merchant experience on our platform. Additionally, due to the interconnected nature of the software underlying our platform, updates to certain parts of our code, including changes to our website or mobile app or third-party APIs on which our website and mobile app rely, could have an unintended impact on other sections of our code, which may result in errors or vulnerabilities to our platform. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of our merchants or users, loss of revenue, or liability for damages, any of which could adversely affect our growth prospects and our business.

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software and systems and will use open source software in the future. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Risks Related to Our Taxes and Financial Position

Our business and our merchants and users may be subject to sales and other taxes.

The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax to our business and to our merchants is a complex and evolving issue. Many of the statutes and regulations that govern these taxes were established before the expansion of the internet and ecommerce. In many cases, it is not clear how existing statutes apply to ecommerce. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about new legislative action to increase tax revenue, including through indirect taxes.

Significant judgment and expertise is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to the businesses of our merchants. One or more states, the federal government or other countries may seek to impose additional reporting, recordkeeping or indirect tax collection obligations on businesses like ours that facilitate ecommerce.

State and local taxing authorities in the United States have identified ecommerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme Court recently held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by the state in which the buyer is located, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements.

Outside of the United States, the application of value added tax or other indirect taxes on ecommerce providers continues to evolve. An increasing number of jurisdictions are legislating or have adopted laws that impose new taxes, including revenue-based taxes that target online commerce and the remote selling of goods. These laws include new obligations to collect sales, consumption, value added, or other taxes on online marketplaces and remote sellers, or other requirements that may result in liability for third-party obligations. Several countries, in particular the European Union, have proposed or enacted taxes on marketplace facilitators and online advertising. Our business could be adversely affected by additional taxes that focus on marketplace service revenue.

Additionally, existing and new tax laws and legislation could require us or our merchants to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business. Further, these laws can be applied prospectively or retroactively. Noncompliance with new laws may result in fines or penalties. It is possible we may not have sufficient notice to create and adopt processes to properly comply with new reporting or collection obligations by the effective date.

Our results of operations and cash flows could be adversely effected by additional taxes or increasing taxes of this nature imposed on us prospectively or retroactively, or additional taxes or penalties resulting from the failure to comply with any collection obligations or failure to provide information about our users, merchants or other third parties for tax reporting purposes to various government agencies.

We may experience fluctuations in our tax obligations.

We are subject to taxation in the United States and in numerous other jurisdictions. We record tax expense based on current tax payments and our estimates of future tax payments, which may include reserves for estimates of probable settlements of tax audits. The determination of these liabilities requires estimation and significant judgment and the ultimate determination is uncertain. At any one time, multiple tax years could be subject to audit by various taxing jurisdictions. As a result, we could be subject to higher than anticipated tax liabilities as well as ongoing variability in our quarterly tax rates as audits close and exposures are re-evaluated. While we have estimated reserves that we believe are reasonable to cover potential exposures, the reserves may ultimately not be sufficient and additional cash outflows may result. Fluctuations in our tax obligations could adversely affect our business.

We may be subject to tax controversies.

We may also be subject to tax controversies in the United States and in foreign jurisdictions that can result in tax assessments against us. Developments in an audit, investigation, or other tax controversy can have a material effect on our operating results or cash flows. We regularly assess the likelihood of an adverse outcome resulting from these proceedings to determine the adequacy of our tax accruals and while we believe our tax estimates are reasonable, the final outcome of audits, investigations, and any other tax controversies could be materially different from our historical tax accruals.

We may not be able to utilize a significant portion of our net operation loss carryforwards, and other tax attributes, which could adversely affect our profitability.

As of December 31, 2019, we had federal net operating loss carryforwards (“NOLs”) available to reduce future taxable income, if any, of $885 million that begin to expire in 2030 and continue to expire through 2037 and $324 million that have an unlimited carryover period. As of December 31, 2019, we had state NOLs available to reduce future taxable income, if any, of $1.4 billion that begin to expire in 2030 and continue to expire through 2039. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), unused U.S. federal NOLs generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act. In addition, the utilization of NOLs and other tax attributes to offset future taxable income or taxes may be subject to limitations under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), and similar state statutes as a result of ownership changes that have occurred or could occur in the future. Additionally, portions of these NOLs could expire unused and be unavailable to offset future income tax liabilities. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited. For example, California recently imposed limits on the usability of California state NOLs to offset taxable income in tax years beginning after 2019 and before 2023. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows, which could adversely affect our profitability.

The terms of our Revolving Credit Facility restrict our operations and if we are unable to meet and maintain certain operational and financial covenants of the Revolving Credit Facility our business could be negatively impacted.

The Revolving Credit Facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability (and the ability of certain of our subsidiaries) to incur indebtedness, grant liens, make certain fundamental changes and asset sales, make distributions to holders of our stock, make investments or engage in transactions with our affiliates. Such restrictions could limit our ability to take certain actions could reduce our flexibility to run and manage our business which could have an adverse effect on our results of operations. Additionally, the Revolving Credit Facility also contains a minimum liquidity financial covenant of $350 million, which includes unrestricted cash and any available borrowing capacity under the Revolving Credit Facility. If we fail to comply with the terms and conditions of the Revolving Credit Facility, then the line of credit may be withdrawn, and the additional funds will not be available to us to fund our capital needs.

The obligations under the Revolving Credit Facility are also secured by liens on substantially all of our domestic assets and are guaranteed by any material domestic subsidiaries, subject to customary exceptions. If we were to borrow under this facility and were unable to repay amounts due under the Revolving Credit Facility, the lenders could proceed against such assets.

We may need additional capital, which may not be available to us on acceptable terms or at all.

We believe that our existing cash, cash equivalents and marketable securities, together with cash generated from our operations, will be enough to meet our anticipated cash needs for at least the next 12 months. However, we may require additional cash resources due to changes in business conditions or other developments, such as acquisitions or investments we may decide to pursue. We have entered into the Revolving Credit Facility, which could provide additional funds and we may sell additional equity or debt securities. The sale of additional equity or convertible debt securities could result in dilution to our existing stockholders. The Revolving Credit Facility contains customary conditions to borrowing, including covenants that restrict our ability (and the ability of certain of our subsidiaries) to incur indebtedness without the lenders’ permission. Further, any additional debt financing that we may secure in the future could result in additional operating and financial covenants that would limit or restrict our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. It is also possible that financing may not be available to us in amounts or on terms acceptable to us, if at all.

Operating as a public company will require us to incur substantial costs and will require substantial management attention. In addition, our management team has limited experience managing a public company and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), the applicable requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC. The rules and regulations of Nasdaq will also apply to us following this offering. As part of the new requirements, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming or costly, and increase demand on our systems and resources.

Most of our management and other key personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other key personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by stockholders and competitors. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

In addition, as a result of our disclosure obligations as a public company, we will have reduced flexibility and will be under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

Our management will be required to evaluate the effectiveness of our internal control over financial reporting. If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. Additionally, our auditor will be required to deliver an attestation report on the effectiveness of our disclosure controls and internal control over financial reporting starting with the second annual report that we file with the SEC after the completion of this offering.

If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal control, investors may lose confidence in the accuracy and completeness of our financial reports and that could cause the price of our Class A common stock to decline. In addition, we could become subject to investigations by the SEC or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our operating results could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity as of the date of the financial statements, and the amount of revenue and expenses, during the periods presented, that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to the fair value of financial instruments, useful lives of long-lived assets, fair value of common stock, fair value of derivative instruments, fair value of redeemable convertible preferred stock and related redeemable convertible preferred stock warrant and equity awards and other equity issuances, incremental borrowing rate applied to lease accounting, contingent liabilities, allowances for returns and refunds and uncertain tax positions. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Risks Related to this Offering and Our Class A Common Stock

The price of our Class A common stock could be volatile and you may not be able to resell your shares at or above our initial public offering price. Declines in the price of Class A common stock could subject us to litigation.

There has not been a public market for our Class A common stock prior to this offering and an active trading market may not develop following this offering. Even if such a market does develop, it may not be sustainable. If trading in our Class A common stock is not active, you may not be able to sell your shares quickly, at the market price or at all. The initial public offering price for the shares was determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market following this offering. In addition, the trading prices of the securities of technology companies have historically been highly volatile. Accordingly, the price of our Class A common stock could be subject to wide fluctuations for many reasons, many of which are beyond our control, including those described in this “Risk Factors” section and others such as:

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variations in our operating results and other financial and operational metrics, including the key financial and operating metrics disclosed in this prospectus, as well as how those results and metrics compare to analyst and investor expectations;

•	speculation about our operating results in the absence of our own financial projections;

•	failure of analysts to initiate or maintain coverage of our company, changes in their estimates of our operating results or changes in recommendations by analysts that follow our Class A common stock;

•	announcements of new services or enhancements, strategic alliances or significant agreements or other developments by us or our competitors;

•	announcements by us or our competitors of mergers or acquisitions or rumors of such transactions involving us or our competitors;

•	changes in our senior management or other key personnel;

•	disruptions in our platform due to hardware, software or network problems, security breaches or other issues;

•	the strength of the global economy or the economy in the jurisdictions in which we operate, and market conditions in our industry and those affecting our merchants and users;

•

trading activity by our principal stockholders, including upon the expiration of contractual lock-up agreements and market standoff agreements, and other market participants, in whom ownership of our Class A common stock may be concentrated following this offering;

•	changes in legal or regulatory requirements relating to our business;

•	litigation or other claims against us;

•	the number of shares of our Class A common stock that are available for public trading; and

•	any other factors discussed in this prospectus.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the price of our Class A common stock could decline for reasons unrelated to our business, results of operations or financial condition. The price of our Class A common stock might also decline in reaction to events that affect other companies, even if those events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and could divert our management’s attention and resources, which could adversely affect our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering for working capital, operating expenses, sales and marketing expenses to fund the growth of our business, and capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. We have not yet determined the manner in which we will allocate the net proceeds we receive from this offering and as a result, our management will have broad discretion in the allocation and use of the net proceeds. See the section titled “Use of Proceeds.”

The failure by our management to allocate or use these funds effectively could harm our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value. Our ultimate use of the net proceeds from this offering may vary substantially from the currently intended use.

Our directors, executive officers and principal stockholders beneficially own a substantial percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers, greater than 5% stockholders and their respective affiliates will hold in the aggregate approximately 73.6% of the voting power of our outstanding capital stock following this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock. In addition, Peter Szulczewski, our founder, CEO, and Chairperson, will be able to exercise voting rights with respect to an aggregate of 80,685,960 shares of our capital stock, which will represent approximately 59.3% of the voting power of our outstanding capital stock following this offering. Therefore, these stockholders will continue to have the ability to influence us through their ownership position, even after this offering. If these stockholders act together, they may be able to determine all matters requiring majority stockholder approval. For example, these stockholders will be able to control elections of directors, amendments of our charter documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that other stockholders may feel are in their best interests.

The dual class structure of our common stock has the effect of concentrating voting control with certain stockholders, in particular, our founder, CEO, and Chairperson, Peter Szulczewski, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B common stock has 20 votes per share, and our Class A common stock, which is the stock we are offering in our initial public offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, employees, and directors and their affiliates, will together hold approximately 82.0% of the voting power of our outstanding common stock following our initial public offering (without giving effect to any purchases that certain of these holders may make through our directed share program). This includes shares subject to proxies held by Mr. Szulczewski, which represent approximately 20.5% of the voting power of our outstanding capital stock following our initial public offering. Because of the 20-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 50% of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Szulczewski retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock. For a description of the dual class structure, see the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Because we qualify as a “controlled company” under the corporate governance rules for Nasdaq -listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. Our board of directors has not made a determination about whether or not to take advantage of the “controlled company” exemption. However, if we were to take advantage of such exemptions in the future, our Class A common stock could be less attractive to some investors or otherwise our stock price could be otherwise harmed. Additionally, should the interests of our controlling stockholder differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for Nasdaq-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

In addition, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our multi-class capital structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included.

Sales of a substantial number of shares of our Class A common stock in the public market by our existing stockholders following this offering could cause the price of our Class A common stock to decline.

The price of our Class A common stock could decline if there are substantial sales of our Class A common stock, particularly sales by our directors, executive officers, employees, and significant stockholders, or when there is a large number of shares of our Class A common stock available for sale. After our initial public offering, we will have outstanding 478,122,851 shares of our Class A common stock and 108,859,160 shares of our Class B common stock, based on the number of shares outstanding as of September 30, 2020. This includes 46,000,000 shares of Class A common stock that we are selling in this offering, which shares may be resold in the public market immediately following date of this prospectus. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer. In addition, we expect to issue 30,650,720 shares of our Class B common stock upon the settlement of RSUs on February 15, 2021, based on shares of our Class B common stock subject to RSUs for which the service condition is expected to be satisfied as of December 31, 2020, and for which we expect the liquidity condition to be satisfied in connection with this offering, and the holders of these RSUs will be able to sell a number of shares to fund the tax withholding obligations that would be payable upon such settlement. All other shares of our common stock will be available for sale in the public market on the earlier of (i) the opening of trading on the second trading day immediately following our release of earnings for the second quarter following the completion of this offering and (ii) 181 days after the date of this prospectus. Furthermore, (i) all shares of our Class B common stock that are subject to RSUs of which the service condition is satisfied as of December 31, 2020 (other than RSUs held by Mr. Szulczewski), which represents 21,081,290 shares of our Class B common stock, and (ii) if the last reported closing price of our Class A common stock on Nasdaq is at least 33% greater than the public offering price per share set forth on the cover page of this prospectus for 10 out of 15 consecutive trading days during the period prior to the date of our first earnings release following the completion of this offering, then 25% of the shares of common stock or common stock underlying outstanding derivative instruments (including shares of Class B common stock issuable upon exercise of an outstanding warrant and common stock subject to outstanding options), which represents approximately 130,401,605 shares of our common stock, may be sold beginning at the opening of trading on the second trading day after we announce earnings for the first quarter that ends following the completion of this offering (provided that these early termination provisions in this paragraph (a) do not apply to securities held by Mr. Szulczewski, our founder, CEO, and Chairperson), subject in some cases to the volume and other restrictions of Rule 144 as described below. We also expect holders of shares of Class B common stock issued upon settlement of RSUs, including Mr. Szulczewski, to sell a portion of such shares in the public market to cover tax obligations that become due upon vesting and settlement of such RSUs.

As of September 30, 2020, all of our outstanding options to purchase 74,943,650 shares of Class B common stock were fully vested and the Class B common stock underlying such options will be eligible for sale as set forth above.

After our initial public offering, certain holders of our Class A common stock and Class B common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares of our Class A common stock or to include their shares in registration statements that we may file for ourselves or our stockholders. All of these shares are subject to market standoff or lock-up agreements restricting their sale for specified periods of time after the date of this prospectus. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements.

Goldman Sachs & Co., LLC may permit our executive officers, our directors, and all of our stockholders to sell shares prior to the expiration of the restrictive provisions contained in the “lock-up” agreements with the underwriters. See the section titled “Shares Eligible for Future Sale” for a more complete description of the lock-up agreements and market standoff agreements that we and our directors, executive officers, and all of our stockholders have entered into with the underwriters. In addition, we may, in our sole discretion, permit our employees and current stockholders who are subject to market standoff agreements or arrangements with us and who are not subject to a lock-up agreement with the underwriters to sell shares prior to the expiration of the restrictive provisions contained in those market standoff agreements or arrangements.

The market price of the shares of our Class A common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock of $1.97 per share as of September 30, 2020. Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $22.03 per share, based on the initial public offering price of $24.00 per share.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering. In addition, as of September 30, 2020, there were outstanding options to purchase 74,943,650 shares of our common stock with a weighted-average exercise price of approximately $0.234 per share and a warrant to purchase 550,000 shares of our common stock with an exercise price of approximately $0.149 per share. The exercise of any of these options or such warrant would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering in the event of our liquidation. See the section titled “Dilution.”

Future sales and issuances of our Class A common stock or rights to purchase Class A common stock could result in additional dilution to our stockholders and could cause the price of our Class A common stock to decline.

We may issue additional Class A common stock, convertible securities or other equity following the completion of this offering. We also expect to issue Class A common stock to our employees, directors and other service providers pursuant to our equity incentive plans and Class B common stock with respect to awards currently outstanding under our 2010 Stock Plan. Such issuances could be dilutive to investors and could cause the price of our Class A common stock to decline. New investors in such issuances could also receive rights senior to those of holders of our Class A common stock.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, the price of our Class A common stock would likely decline. If few analysts cover us, demand for our Class A common stock could decrease and our Class A common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, could limit attempts to make changes in our management and could depress the price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change in control of our company or limiting changes in our management. Among other things, they will provide:

•

for a dual class common stock structure, which provides Mr. Szulczewski with the ability to control the outcome of matters requiring stockholder approval, even if he owns significantly less than a majority of the shares of our outstanding Class A and Class B common stock;

•

at any time after our first annual meeting of stockholders when the outstanding shares of our Class B common stock represent less than 40% of the combined voting power of our common stock, our board of directors will be classified into three classes of directors with staggered three-year terms;

•

at any time after our first annual meeting of stockholders when the outstanding shares of our Class B common stock represent less than 40% of the combined voting power of our common stock, directors will be able to be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our common stock. Vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•

certain amendments to our restated certificate of incorporation or bylaws will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock;

•	authorization of the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•

at any time after our first annual meeting of stockholders when the outstanding shares of our Class B common stock represent less than 40% of the combined voting power of our common stock, our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•

stockholders may not call special meetings of the stockholders and our restated certificate of incorporation provides that so long as our outstanding shares of Class B common stock represent 25% or more of our total voting power, any transaction that would result in a change in control of us will require the approval of a majority of our outstanding Class B common stock voting as a separate class;

•	our board of directors is expressly authorized to amend or repeal any provision of our bylaws;

•	that the forum for certain litigation against us must be Delaware or the U.S. federal district courts; and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may delay or prevent attempts by our stockholders to replace members of our management by making it more difficult for stockholders to replace members of our board of directors,

which is responsible for appointing the members of our management. In addition, Section 203 of the Delaware General Corporation Law (the “DGCL”) may delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. Anti-takeover provisions could depress the price of our common stock by acting to delay or prevent a change in control of our company.

For information regarding these and other provisions, see the section titled “Description of Capital Stock.”

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty; (iii) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws (as either may be amended from time to time); (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation will further provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either exclusive forum provision of our certificate of incorporation to be inapplicable to or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

We do not intend to pay dividends on our capital stock, so any returns will be limited to increases in the value of our Class A common stock.

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of our Revolving Credit Facility contain, and any future credit facility or financing we obtain may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to increases in the price of our Class A common stock, if any.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Class A common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

A LETTER FROM PETER SZULCZEWSKI, FOUNDER, CEO, AND CHAIRPERSON

To our stockholders and partners:

I wanted to share a bit about my personal background so you could better understand why I founded Wish and what drives me and the entire Wish team each and every day. I grew up in Soviet-controlled communist Poland in the 1980s where I learned first-hand what it is like to not have access to basic goods and services. I’d wait with excitement for my uncle to bring gifts – like Legos, my favorite – from his travels. I also dreamed about rare trips abroad where I could visit a shopping mall just to look around. These were my escapes from the reality of not having the access or means to purchase common everyday items. After leaving Poland, I went to the University of Waterloo to study mathematics and computer science, and then worked for ten years as an engineer at Google building advertising technology. At Google, I saw the impact that technology can have on the world and started to think about the type of technology platform it would take to address the problems of retail access and affordability that I felt so acutely during my childhood.

I founded Wish to help the underserved who have been neglected by existing ecommerce offerings. This massive population of value-conscious consumers works hard to make a living, but still cannot afford more expensive or branded goods. My goal is to bring affordable goods and services to this underserved population. I also wanted to help merchants and manufacturers – many of which are small family businesses – find new customers around the world.

I am very proud of the success we have had to date. As of September 30, 2020, we had over 100 million MAUs and over 500,000 merchants. We facilitated the shipment of over 640 million items during the twelve months ended September 30, 2020 to buyers across more than 100 countries. We were the #1 downloaded shopping app in each of the last three years and 90% of our usage is on mobile. We generated $2.3 billion of LTM revenue as of September 30, 2020, and grew over 30% in the first nine months of 2020. Through our Wish Local offering, we are now also helping almost 50,000 local independent stores grow their businesses amidst the heightened competition in today’s digital ecommerce world.

Our global marketplace is underpinned by data and technology across every aspect of our business. Half of our employees are engineers and data scientists. We built a platform – with the right algorithms, data science and machine-learning capabilities – that just gets better with time and usage.

We are going to continue leveraging our scale, data science, and technology capabilities, and the power of discovery-oriented shopping experiences to:

1.	Create the best mobile shopping mall that drives value and accessibility for as many consumers around the world as possible.

2.

Enable brick and mortar stores, brands, merchants, and manufacturers to thrive in the highly competitive retail landscape by providing indispensable services to help grow and run their businesses and by delivering our massive base of value-oriented consumers.

Five key principles drive our strategic priorities at Wish:

•	Value. We are focused on serving people in most need who cannot afford existing ecommerce offerings.

•	Globalization. We are looking to serve and connect users and businesses around the world.

•	Discovery. Discovery and entertainment are at the core of our product experience.

•	Personalization. We use data science to deliver a deeply personalized shopping experience.

•	Enablement. We enable merchants and manufacturers to run and grow their businesses by providing a suite of indispensable services.

In addition to these key principles, as a company we are relentlessly focused on continuous improvement and measurable impact. We have a deeply ingrained culture of experimentation and testing that we combine with rigorous standards of measurement. Based on data, we will both double down and pull back on various initiatives as we continually pursue better performance and results. We have made great progress to date, but we are still in the very early days of our journey and are excited for what lies ahead. I hope you join us.

Best,

Peter

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include all statements that are not historical facts such as information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment and potential growth strategies and opportunities. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this prospectus. The inclusion of forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this prospectus. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, and any related free writing prospectus, completely and with the understanding that our actual future results may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

INDUSTRY DATA AND USER METRICS

This prospectus contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

In addition, industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third parties. Further, in August 2020 we commissioned a third-party vendor to conduct a study (the “Study”) involving 2,850 participants across 10 countries. All participants received the same 50 questions. Responses were analyzed to identify demographic and consumer preference data, which is referenced in this document. While we believe our internal company research and commissioned studies are reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. The third-party industry publications, studies and surveys contained in this prospectus are identified by footnotes and are provided below:

•	eMarketer, Global eCommerce 2020, June 2020.

•	eMarketer, US Mobile Time Spent 2020, June 2020.

•	eMarketer, US Private Label vs. Branded Retail Sales Share of CPG Products, by Channel, March 2019, March 2018, and August 2019.

•	Euromonitor International Limited, Economies and Consumers, updated August 2020.

•	Euromonitor International Limited, Retailing 2020 edition, published July 2020.

•	Sensor Tower, analysis of store intelligence platform data, November 2019.

•	IDC, Understanding the Needs of the Global Small and Medium-Sized Business Market, US46393020, May 2020.

•	The World Factbook 2020. Washington, DC: Central Intelligence Agency, 2020.

•	United Nations Conference on Trade and Development, June 2020.

•	Small Business Administration (SBA) Office of Advocacy, Frequently Asked Questions, 2018.

•	CNBC, Small Business Survey, 2017, updated May 2019.

•	First Insight, The State of Consumer Spending, published March 2019.

•	United Nations Conference on Trade and Development, The International Day of Micro, Small and Medium Enterprises (MSMEs), June 2020.

•	U.S. Census Bureau, analysis of population data from, 2019.

The numbers of monthly active users, LTM active buyers, items, and merchants presented in this prospectus are based on internal company data, and we use these numbers in managing our business. We believe that these numbers are reasonable estimates, and we take measures to improve their accuracy, such as eliminating known fictitious or “bot” accounts. There are inherent challenges in measuring usage across large mobile populations around the world. For example, our data regarding the geographic location of our users and merchants is based on a number of factors, which may not always accurately reflect user location. We define a merchant as of a particular date as a unique merchant account on our platform, and a seller or selling entity may have several unique merchant accounts. In addition, our MAUs and LTM active buyers are based on unique email addresses, so it is possible for a single individual with multiple email addresses to open multiple accounts. We regularly review and may adjust our processes for calculating these metrics to improve their accuracy, and therefore it is possible that in future periods our reported metrics could change as a result of these adjustments. In addition, our MAU estimates will differ from estimates published by third parties due to differences in methodology. See the section titled “Risk Factors—Risks Related to our Business and Industry—We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.”

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $1.0 billion, or approximately $1.2 billion if the underwriters exercise in full their option to purchase additional shares, based on the initial public offering price of $24.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock, obtain additional working capital, and facilitate our future access to the public equity markets to allow us to implement our business plan. We currently intend to use the net proceeds received by us from this offering for working capital, operating expenses, sales and marketing expenses to fund the growth of our business, and capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. We cannot specify with certainty the particular uses of the net proceeds that we received from this offering. Accordingly, we will have broad discretion in using these proceeds.

Pending our use of the net proceeds received by us from this offering, we intend to invest the net proceeds in short and intermediate term, interest-bearing obligations, investment grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future decision to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws. Additionally, our Revolving Credit Facility contains customary covenants, including restrictions on our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities, and capitalization as of September 30, 2020 on:

•	an actual basis;

•

a pro forma basis to give effect to: (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 421,691,920 shares of Class A common stock; (ii) the exercise of an outstanding warrant to purchase 9,866,400 shares of our Series B redeemable convertible preferred stock and the conversion of that Series B redeemable convertible preferred stock into 9,866,400 shares of our Class A common stock on a net-exercise basis at an exercise price of $0.00001 per share; (iii) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock; (iv) the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares; (v) stock-based compensation expense of approximately $355 million associated with RSUs subject to service-based and liquidity-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, which is reflected as an increase to additional paid-in capital and accumulated deficit; and (vi) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware; and

•

a pro forma as adjusted basis to give effect to: (i) the pro forma adjustments set forth above; and (ii) our sale and issuance in this offering of 46,000,000 shares of Class A common stock at the initial public offering price of $24.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in millions, except share and per share data)
Cash, cash equivalents and marketable securities	$1,101	$1,101	$2,147

Redeemable convertible preferred stock warrant liability	$182	$–	$–
Redeemable convertible preferred stock, $0.0001 par value; 443,462,930 shares authorized, 421,691,920 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$1,536	$–	$–
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, no shares issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	–	–	–
Common stock, $0.0001 par value; 730,000,000 shares authorized, 108,859,160 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	–	–	–
Class A common stock, $0.0001 par value; no shares authorized, no shares issued and outstanding, actual; 3,000,000,000 shares authorized, 432,122,851 shares issued and outstanding, pro forma and 478,122,851 shares issued and outstanding, pro forma as adjusted	–	–	–
Class B common stock, $0.0001 par value; no shares authorized, no shares issued and outstanding, actual; 500,000,000 shares authorized, 108,859,160 shares issued and outstanding, pro forma and pro forma as adjusted	–	–	–
Additional paid-in capital	10	2,083	3,127
Accumulated deficit	(1,615)	(1,970)	(1,970)

Total stockholders’ equity (deficit)	(1,605)	113	1,157

Total capitalization	$113	$113	$1,157

The number of shares of our Class A common stock and Class B common stock issued and outstanding, pro forma and pro forma as adjusted, in the table above is based on 432,122,851 shares of our Class A common stock (including our redeemable convertible preferred stock on an as-converted basis) and 108,859,160 shares of our Class B common stock outstanding as of September 30, 2020, which reflects the Warrant Net Issuance and the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares and excludes:

•

74,943,650 shares of our Class B common stock issuable upon the exercise of options outstanding as of September 30, 2020 under our 2010 Stock Plan, with a weighted-average exercise price of approximately $0.234 per share;

•

28,555,900 shares of our Class B common stock issuable under RSUs for which the service condition was satisfied as of September 30, 2020, and for which we expect the liquidity condition to be satisfied in connection with this offering;

•	21,679,260 shares of our Class B common stock issuable under RSUs that were outstanding as of September 30, 2020 for which the service condition was not satisfied as of September 30, 2020;

•

10,021,500 shares of our Class B common stock subject to RSUs that were granted after September 30, 2020 to Mr. Szulczewski pursuant to the CEO Performance Award, and vest upon the satisfaction of a service condition and achievement of certain stock price goals;

•	1,853,420 shares of our Class B common stock issuable under RSUs that were granted after September 30, 2020 (not including the CEO Performance Award);

•	550,000 shares of our Class B common stock issuable upon exercise of a warrant at an exercise price of $0.149 per share; and

•	45,453,530 shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•	36,000,000 shares of our Class A common stock that became reserved for issuance under our 2020 Equity Incentive Plan,

•

1,953,530 shares of our Class B common stock reserved for issuance under our 2010 Stock Plan as of September 30, 2020, which became available for issuance under our 2020 Equity Incentive Plan on the date of this prospectus, and

•	7,500,000 shares of our Class A common stock that became reserved for issuance under our 2020 Employee Stock Purchase Plan.

Series H Redeemable Convertible Preferred Stock Additional Issuance

Immediately prior to the completion of this offering, each of our outstanding redeemable convertible preferred stock will automatically convert into our Class A common stock. The Series H Redeemable Convertible Preferred Stock Purchase Agreement (the “Series H SPA”) we entered into with the purchasers of our Series H redeemable convertible preferred stock provides that, based on the initial public offering price of this offering, the holders of Series H redeemable convertible preferred stock may receive an additional number of shares of Class A common stock such that the value of the Class A common stock issued upon conversion of the Series H redeemable convertible preferred stock in connection with this offering shall equal 150% of the aggregate consideration paid for the Series H redeemable convertible preferred stock (the “Series H Redeemable Convertible Preferred Stock Additional Issuance”). Based upon the initial public offering price of $24.00 per share, we are issuing 564,531 additional shares of Class A common stock pursuant to the Series H Redeemable Convertible Preferred Stock Additional Issuance.

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between the offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class A common stock is substantially higher than the book value per share attributable to our existing stockholders. Pro forma net tangible book value per share represents the amount of stockholders’ equity (deficit) excluding intangible assets, divided by the number of shares of common stock outstanding at that date, after giving effect to the automatic conversion of our redeemable convertible preferred stock, including the redeemable convertible preferred stock issuable upon the automatic net exercise of an outstanding warrant, immediately prior to the completion of this offering and the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares.

Our historical net tangible book value (deficit) as of September 30, 2020 was $(1.6) billion, or $(14.74) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and redeemable convertible preferred stock, which is not included within our stockholders’ equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of September 30, 2020.

Our pro forma net tangible book value as of September 30, 2020 was $113 million, or $0.21 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2020, after giving effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 421,691,920 shares of Class A common stock, (ii) the exercise of an outstanding warrant to purchase 9,866,400 shares of our Series B redeemable convertible preferred stock into 9,866,400 shares of our Class A common stock on a net-exercise basis at an exercise price of $0.00001 per share, (iii) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, (iv) the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares, and (v) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware.

After giving effect to our sale in this offering of shares of Class A common stock at the initial public offering price of $24.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been approximately $1.2 billion, or $1.97 per share of common stock. This represents an immediate pro forma as adjusted dilution of $22.03 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution.

Initial offering price per share		$24.00
Historical net tangible book value (deficit) per share as of September 30, 2020	$(14.74)
Increase per share attributable to the pro forma adjustments described above	14.95

Pro forma net tangible book value per share as of September 30, 2020	0.21
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.76

Pro forma as adjusted net tangible book value per share after giving effect to this offering		1.97

Dilution in pro forma as adjusted net tangible book value per share to investors in this offering		$22.03

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be approximately $2.21 representing an immediate increase in pro forma net tangible book value per share of $2.00 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $21.79 to new investors purchasing common stock in this offering, based on the initial public offering price of $24.00 per share, and after deducting estimated underwriting discounts.

The following table summarizes, on a pro forma as adjusted basis described above as of September 30, 2020, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the offering price of our Class A common stock of $24.00 per share, before deducting underwriting discounts and commissions, and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount (in millions)	Percent
Existing stockholders	540,982,011	92.2%	$1,546	58.3%	$2.86
New investors	46,000,000	7.8	1,104	41.7	$24.00

Total	586,982,011	100%	$2,650	100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 91.1% and our new investors would own 8.9% of the total number of shares outstanding after this offering.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on our Class A common stock and Class B common stock that will be outstanding after this offering based on 432,122,851 shares of our Class A common stock (including our redeemable convertible preferred stock on an as-converted basis) and 108,859,160 shares of our Class B common stock outstanding as of September 30, 2020, which reflects the Warrant Net Issuance and the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares, and excludes:

•

74,943,650 shares of our Class B common stock issuable upon the exercise of options outstanding as of September 30, 2020 under our 2010 Stock Plan, with a weighted-average exercise price of approximately $0.234 per share;

•

28,555,900 shares of our Class B common stock issuable under RSUs for which the service condition was satisfied as of September 30, 2020, and for which we expect the liquidity condition to be satisfied in connection with this offering;

•	21,679,260 shares of our Class B common stock issuable under RSUs that were outstanding as of September 30, 2020 for which the service condition was not satisfied as of September 30, 2020;

•

10,021,500 shares of our Class B common stock subject to RSUs that were granted after September 30, 2020 to Mr. Szulczewski pursuant to the CEO Performance Award, and vest upon the satisfaction of a service condition and achievement of certain stock price goals;

•	1,853,420 shares of our Class B common stock issuable under RSUs that were granted after September 30, 2020 (not including the CEO Performance Award);

•	550,000 shares of our Class B common stock issuable upon exercise of a warrant at an exercise price of $0.149 per share; and

•	45,453,530 shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•	36,000,000 shares of our Class A common stock that became reserved for issuance under our 2020 Equity Incentive Plan,

•

1,953,530 shares of our Class B common stock reserved for issuance under our 2010 Stock Plan as of September 30, 2020, which became available for issuance under our 2020 Equity Incentive Plan on the date of this prospectus, and

•	7,500,000 shares of our Class A common stock that became reserved for issuance under our 2020 Employee Stock Purchase Plan.

To the extent that any outstanding options or warrants are exercised, outstanding RSUs settle, new options or RSUs are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables show selected consolidated financial data. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2017, 2018, and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016, and 2017 are derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated statements of operations and comprehensive loss data for the nine months ended September 30, 2019 and 2020 and the consolidated balance sheet data as of September 30, 2020 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments necessary to state fairly our financial position as of September 30, 2020 and the results of operations for the nine months ended September 30, 2019 and 2020. Our historical results are not necessarily indicative of our results of operations to be expected for any future period and the results of operations for the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or any other future period. The following tables also show certain operational and non-GAAP financial measures. See the accompanying footnotes and “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” below for more information. Our historical results and key metrics are not necessarily indicative of future results.

The following selected consolidated financial data and key metrics should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2015(3)	2016(3)	2017(3)	2018(3)	2019(3)	2019(3)	2020(3)
	(in millions, except share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$144	$445	$1,101	$1,728	$1,901	$1,325	$1,747
Cost of revenue(1)	78	131	205	278	443	255	605

Gross profit	66	314	896	1,450	1,458	1,070	1,142
Operating expenses:(1)
Sales and marketing	560	428	989	1,576	1,463	995	1,125
Product development	6	10	28	45	74	52	72
General and administrative	22	17	26	52	65	47	65

Total operating expenses	588	455	1,043	1,673	1,602	1,094	1,262

Loss from operations	(522)	(141)	(147)	(223)	(144)	(24)	(120)

	Year Ended December 31,					Nine Months Ended September 30,
	2015(3)	2016(3)	2017(3)	2018(3)	2019(3)	2019(3)	2020(3)
	(in millions, except share and per share data)
Other income (expense), net:
Interest and other income (expense), net	(5)	(5)	10	15	19	16	–
Remeasurement of redeemable convertible preferred stock warrant liability	(10)	(5)	(70)	–	(3)	3	(55)

Loss before provision for income taxes	(537)	(151)	(207)	(208)	(128)	(5)	(175)
Provision for income taxes	–	–	–	–	1	—	1

Net loss and comprehensive loss	(537)	(151)	(207)	(208)	(129)	(5)	(176)
Deemed dividend to redeemable convertible preferred stockholders	–	–	(40)	–	(7)	(7)	–

Net loss attributable to common stockholders	$(537)	$(151)	$(247)	$(208)	$(136)	$(12)	$(176)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(5.61)	$(1.55)	$(2.46)	$(2.02)	$(1.31)	$(0.12)	$(1.65)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	95,713,977	97,539,405	100,388,409	102,966,038	104,045,615	104,174,437	106,935,604

Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(2)					$(0.23)		$(0.31)

Weighted-average shares used in computing pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(2)					556,149,361		567,614,354

(1)

Cost of revenue and operating expenses include stock-based compensation expense of $19 million, $7 million, $8 million, $2 million, $2 million, $2 million, and $9 million for the years ended December 31, 2015, 2016, 2017, 2018, and 2019, and the nine months ended September 30, 2019 and 2020, respectively. Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial stock-based compensation expense with respect to our RSUs as well as any other stock-based awards we may grant in the future.

(2)

See Note 11 and Note 12 of the notes to our consolidated financial statements included in this prospectus for a description of how we compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

(3)

On January 1, 2018, we adopted Topic 606, on a modified retrospective basis. Accordingly, our audited consolidated financial statements for 2018 were adjusted to conform to Topic 606 and our consolidated financial statements for 2019, and unaudited consolidated financial statements for the nine months ended September 30, 2019 and 2020 were reported under Topic 606. Our audited consolidated financial statements for 2015, 2016, and 2017 were reported under Topic 605. See Note 2 of the notes to our consolidated financial statements included in this prospectus.

	As of December 31,					As of September 30,
	2015	2016	2017	2018	2019	2020
	(in millions)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$359	$752	$1,122	$1,014	$1,078	$1,101
Working capital	57	289	352	134	134	55
Total assets	433	862	1,301	1,193	1,366	1,342
Redeemable convertible preferred stock warrant liability	51	67	124	124	127	182
Redeemable convertible preferred stock	744	1,107	1,376	1,376	1,536	1,536
Total stockholders’ deficit	(692)	(830)	(1,076)	(1,287)	(1,439)	(1,605)

	Year Ended December 31,					Nine Months Ended September 30,
	2015	2016	2017	2018	2019	2019	2020
	(in millions, except percentages)
Other Operational and Financial Data:
Monthly Active Users (“MAUs”)(1)	21	30	49	73	90	81	108
LTM Active Buyers(1)	18	31	52	64	62	60	68
Adjusted EBITDA(1)	$(502)	$(132)	$(135)	$(211)	$(127)	$(11)	$(99)
Adjusted EBITDA Margin(1)	(349)%	(30)%	(12)%	(12)%	(7)%	(1)%	(6)%
Free Cash Flow(1)	$(305)	$15	$134	$(114)	$(71)	$(50)	$23

(1)	See the section titled “—Other Financial Information and Data” below for more information.

Other Financial Information and Data

In addition to the measures presented in our consolidated financial statements, we use the following key metrics and other financial information to measure our performance, identify trends affecting our business, and make strategic decisions.

Monthly Active Users

We define MAUs as the number of unique users that visited the Wish platform, either on our mobile app, mobile web, or on a desktop, during the month.14 MAUs for a given reporting period equal the average of the MAUs for that period. An active user is identified by a unique email-address; a single person can have multiple user accounts via multiple email addresses. The change in MAUs in a reported period captures both the inflow of new users as well as the outflow of existing users who did not visit the platform in a given month. We view the number of MAUs as key driver of revenue growth as well as a key indicator of user engagement and awareness of our brand.

LTM Active Buyers

As of the last date of each reported period, we determine our number of unique active buyers by counting the total number of individual users who have placed at least one order on the Wish platform, either on our mobile app, mobile web, or on desktop, during the preceding 12 months. We, however, exclude from the computation those buyers whose order is cancelled before the item is shipped and the purchase price is refunded. The number of Active Buyers is an indicator of our ability to attract and monetize a large user base to our platform and of our ability to convert visits into purchases. We believe that increasing our Active Buyers will be a significant driver to our future revenue growth.

[14]	Wish apps include Wish, Wish Local for Partner Stores, Geek, Home Design & Décor Shopping, Mama, and Cute.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

In this prospectus, we provide Adjusted EBITDA, a non-GAAP financial measure that represents our net income (loss) before interest and other income (expense), net (which includes foreign exchange gain or loss and gain or loss on one time transactions recognized), income tax expense, and depreciation and amortization, adjusted to eliminate stock-based compensation expense and remeasurement of redeemable convertible preferred stock warrant liability, and to add back certain recurring other items. Additionally, in this prospectus, we provide Adjusted EBITDA Margin, a non-GAAP financial measure that represents Adjusted EBITDA divided by revenue. Below is a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our operating performance and trends and how we are allocating internal resources, to prepare and approve our annual budget and to develop short- and long-term operating plans. We also believe that the exclusion of certain items in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business as it removes the impact of non-cash items and certain variable charges.

Adjusted EBITDA has limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA Margin alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results.

The following table reflects the reconciliation of net loss to Adjusted EBITDA and net loss as a percentage of revenue to Adjusted EBITDA margin for each of the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2015	2016	2017	2018	2019	2019	2020
	(in millions, except percentages)
Revenue	$144	$445	$1,101	$1,728	$1,901	$1,325	$1,747
Net loss	(537)	(151)	(207)	(208)	(129)	(5)	(176)
Net loss as a percentage of revenue	(373)%	(34)%	(19)%	(12)%	(7)%	(0)%	(10)%
Excluding:
Interest and other income (expense), net	5	5	(10)	(15)	(19)	(16)	–
Provision for income taxes	–	–	–	–	1	–	1
Depreciation and amortization	1	2	4	8	10	7	9
Stock-based compensation expense	19	7	8	2	2	2	9
Remeasurement of redeemable convertible preferred stock warrant liability	10	5	70	–	3	(3)	55
Recurring other items	–	–	–	2	5	4	3

Adjusted EBITDA	$(502)	$(132)	$(135)	$(211)	$(127)	$(11)	$(99)

Adjusted EBITDA Margin	(349)%	(30)%	(12)%	(12)%	(7)%	(1)%	(6)%

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,					Nine Months Ended September 30,
	2015	2016	2017	2018	2019	2019	2020
	(in millions)
Net cash provided by (used in) operating activities	$(298)	$21	$146	$(94)	$(60)	$(44)	24
Net cash provided by (used in) investing activities	(113)	(23)	(192)	(16)	(40)	(23)	77
Net cash provided by (used in) financing activities	508	379	212	(5)	132	132	(1)

Free Cash Flow

In this prospectus, we also provide Free Cash Flow, a non-GAAP financial measure that represents net cash provided by (used in) operating activities less purchases of property and equipment. We believe that Free Cash Flow is an important measure since we use third parties to host our services and therefore we do not incur significant capital expenditures to support revenue generating activities.

Free cash flow has limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it is not a substitute for net cash provided by (used in) operating activities;

•

other companies may calculate free cash flow or similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a tool for comparison; and

•

the utility of free cash flow is further limited as it does not reflect our future contractual commitments and does not represent the total increase or decrease in our cash balance for any given period.

Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, such as net cash provided by (used in) operating activities, net income (loss) and our other GAAP results.

The following table reflects the reconciliation of net cash provided by (used in) operating activities to Free Cash Flow for each of the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2015	2016	2017	2018	2019	2019	2020
	(in millions)
Net cash provided by (used in) operating activities	$(298)	$21	$146	$(94)	$(60)	$(44)	$24
Less:
Purchases of property and equipment	7	6	12	20	11	6	1

Free Cash Flow	$(305)	$15	$134	$(114)	$(71)	$(50)	$23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under the section titled “Risk Factors” and elsewhere in this prospectus.

Overview

We launched Wish with a simple mission—to bring an affordable and entertaining mobile shopping experience to billions of consumers around the world. Since our founding in 2010, we have become one of the largest and fastest growing global ecommerce platforms, connecting more than 100 million monthly active users in over 100 countries to over 500,000 merchants offering approximately 150 million items. Our platform combines technology and data science capabilities, an innovative and discovery-based mobile shopping experience, a comprehensive suite of indispensable merchant services, and a massive scale of users, merchants, and items. This combination has allowed us to become the most downloaded global shopping app for each of the last three years according to a report from Sensor Tower.15

We are revolutionizing mobile with a user experience that is mobile-first, discovery-based, deeply-personalized and entertaining. Over 90% of our user activity and purchases occur on our mobile app. Our data science capabilities allow us to mirror how consumers have shopped for decades in brick-and-mortar stores by offering a discovery-based shopping experience on a mobile device. Our highly-personalized product feed enables our users to discover products they want to purchase by simply scrolling through our mobile app and browsing. Over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing. Wish users engage with our app in a similar manner to how they engage with social media; scrolling through image-rich, highly-engaging, and interactive content. To enhance user engagement, we incorporate fresh gamified features, rich user-generated content including photos, videos, and reviews, and a wide range of relevant products to make shopping more entertaining. Our differentiated user experience has driven superior engagement with Wish users spending on average over nine minutes per day on our platform during the twelve months ended September 30, 2020.

We also built Wish to empower merchants around the world. We define a merchant as of a particular date as a unique merchant account on our platform. Today, most of our merchants are based in China. We initially grew our platform focusing on merchants in China, the world’s largest exporter of goods for the last decade,16 due to these merchants’ strength in selling quality products at competitive prices. We continue to expand our merchant base around the world. The number of merchants on our platform in North America, Europe, and Latin America has grown approximately 234% since 2019. In particular, the number of merchants on our platform in the U.S. has grown approximately 268% since 2019. Through our diversified and global merchant base, we are able to offer greater depth and breadth of categories and products. We give our merchants immediate access to our global base of over 100 million monthly active users and a comprehensive suite of indispensable services, including demand generation and engagement, user-generated content creation, data intelligence, promotional and logistics capabilities, and business operations support, all in a cost-efficient manner.

[15]	Sensor Tower, analysis of store intelligence platform data, November 2019.
[16]	The World Factbook 2020. Washington, DC: Central Intelligence Agency, 2020.

Local brick-and-mortar stores worldwide are struggling to attract consumers and compete in a retail world being transformed by ecommerce and industry consolidation. We launched Wish Local in 2019 to help these merchants increase their online reach and discovery, gain foot traffic, and drive additional sales. Today, we have almost 50,000 Wish Local partners in 50 countries. Over 40% of these merchants have signed up to our Sell on Wish feature to upload their in-store inventory on Wish for local pick-up or delivery. Our Wish Local partners also serve as Wish Pickup locations for online Wish orders, which effectively gives us a local warehousing and fulfillment footprint around the world without owning any real estate.

Our data science capabilities provide us with a unique competitive advantage and are core to our business operations. We collect, analyze, and utilize data across over 100 million monthly active users, over 500,000 merchants, and approximately 1.8 million items sold per day to improve the shopping experience for users and the selling experience for merchants. Our proprietary algorithms analyze a rich and growing data set of transactions and historical behaviors of both users and merchants to drive continuous optimization on the platform and inform key business decisions on a daily basis. Our data science enables personalization at the individual user level at a massive scale and drives significant advantages across all aspects of our business operations, including user acquisition, user experience, pricing strategies, user-generated content, merchant insights, and user and merchant support. For example, our user acquisition strategies utilize our data science capabilities to make decisions on what to show to whom, when, and through which acquisition channel, with a focus on maximizing our return on marketing investment and user conversion. We also leverage our data and unique insights to extend our platform outside of our core business and drive additional growth opportunities, including new services to merchants and new categories for users.

Our proprietary data and technology also fuel our powerful network effects. As Wish grows, we accumulate more data across user and merchant activities, we strengthen our data advantage, and we create an even better experience for everyone on our platform, which in turn attracts more users and merchants. As more users come to Wish, driven by the affordable value proposition and differentiated shopping experience, we drive more sales to our merchants. Adding more users also reinforces our user-generated feedback loop of ratings, reviews, photos, and videos, which drives greater user engagement. As more merchants succeed on Wish, more merchants join the platform to grow their businesses, broadening our product selection, which in turn improves the user experience. This flywheel effect has driven tremendous value to both users and merchants and has made Wish one of the largest ecommerce marketplaces in the world.

We have experienced substantial growth since our founding in 2010. We grew our revenue from $1.1 billion in 2017 to $1.9 billion in 2019 at a compound annual growth rate of 31% and from $1.3 billion for the nine months ended September 30, 2019 to $1.7 billion for the nine months ended September 30, 2020, an increase of 32%. Our revenue is diversified and global. In 2019, 93% of our revenue was from marketplace services, 84% of which was from core marketplace revenue and 16% of which was from our native advertising tool, ProductBoost, and 7% was from logistics services. ProductBoost is an advertising feature by which our merchants can promote their listings within user feeds. For the nine months ended September 30, 2020, 82% of our revenue was from marketplace services, 90% of which was from core marketplace revenue and 10% of which was from ProductBoost, and 18% was from logistics services. In terms of geographic diversification by users, for the nine months ended September 30, 2020, 43% of our core marketplace revenue came from Europe, 42% from North America, 5% from South America, and 10% from the rest of the world. Our growth has been highly capital efficient. We have been able to achieve this massive growth and scale by having net cumulative cash flow from operations of $16 million from January 1, 2017 to September 30, 2020, aided by our positive cash float, where we receive an upfront payment from a user, and remit payment to a merchant a number of weeks later. In 2019, we generated a net loss of $129 million and Adjusted EBITDA of $(127) million, compared to a net loss of $208 million and Adjusted EBITDA of $(211) million in 2018, and a net loss of $207 million and Adjusted EBITDA of $(135) million in 2017. For the nine months ended September 30, 2020, we generated a net loss of $176 million and

Adjusted EBITDA of $(99) million, compared to a net loss of $5 million and Adjusted EBITDA of $(11) million for the nine months ended September 30, 2019. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Key Milestones

Since our founding in 2010, we have scaled our marketplace connecting millions of users with our merchants, improved monetization of our platform, and made substantial investments to further extend our platform to new services, channels, and categories.

Scaling Marketplace

In 2015 and 2016, we focused on scaling our marketplace and building an affordable and entertaining mobile shopping platform.

•	On the consumer platform:

○	We utilized our data science capabilities to acquire users worldwide and grew our monthly active user base to approximately 49 million by 2017.

○

In 2015, we launched Blitz Buy, one of our first gamified features on the platform, which offers users once-a-day sales on a selection of extra discounted products. In 2016, we began to introduce on a limited basis, first-party sales, where we source and procure merchandise to sell on our own behalf.

•	On the merchant platform:

○

To supplement our merchant dashboard and data insights, we introduced additional features on our platform to help our merchants increase user exposure. We launched Wish Express, which helps merchants increase impressions to users who want faster delivery by designating certain eligible products as “Wish Express.” We also launched ProductBoost, a native advertising tool that allows merchants to pay a fee to move their products higher up within the product rankings.

Improving Monetization

Starting in 2017, we increased our focus on further improving engagement and monetization of our users and merchants.

•	On the consumer platform:

○	In 2017, we began to deploy dynamic pricing at scale, which utilizes our rich data set to instantly adjust prices across products to optimize user conversion as well as increase our margin.

○

In 2018, we diversified our marketing efforts to include sports partnerships, TV campaigns, and our Wish Stars program. These additional marketing programs enabled us to acquire more users in a cost-efficient manner.

•	On the merchant platform:

○	Throughout 2017 and 2018, we continued to expand our merchant base globally.

○

In 2018, to serve our merchants’ different advertising needs, we introduced, as part of our ProductBoost offerings, MaxBoost, which enables additional product impressions outside of Wish including on social media platforms, and IntenseBoost, which provides increased product impressions in a shorter period of time.

○

In 2018, we launched our logistics platform that includes a number of proprietary logistics service programs aimed at reducing cost and operational friction associated with cross-border fulfillment for our merchant base.

○	In 2018, we launched the early payment program to accelerate payment to select qualified merchants and aid their working capital management.

Extending Platform

Since 2019, we have continued to develop new services that improve the Wish user experience by continuing to offer an affordable and entertaining mobile shopping platform as well as helping our merchants succeed and grow their businesses.

•	On the consumer platform:

○	In 2019, we began to offer affordable brands and off-price branded inventory to provide our users with a larger selection of products.

○

In 2019, we launched Limited Quantity Deals (“LQD”) which price higher cost items at under a dollar for a limited time only. Only one user can win the LQD, and this gamified experience drives higher engagement and overall spend on our platform.

○	In 2019, we launched Pay Later program where users can defer payment for up to 30 days.

•	On the merchant platform:

○	In 2019, we continued to grow and diversify our merchant base.

○

In 2019, in response to certain expected changes to the Universal Postal Union Treaty and overall increasing logistics costs globally, particularly costs related to ChinaPost services, we have invested in new logistics offerings and related technology and data science to further diversify our logistics operations. The percentage of packages shipped through our proprietary logistics platform has grown substantially from 0% in 2016 to over 90% in October 2020. Of this volume, we perform all logistic services on behalf of our merchants for approximately 50% of the packages. For the remaining 50%, merchants can choose the carrier and the desired service level based on what is available on our logistics platform. As a result, we also grew our logistics revenue from over $6 million in 2018 to approximately $607 million on an annual run-rate basis based on the three months ended September 30, 2020.

○

In 2019, we launched Wish Local to help local brick-and-mortar stores reach our massive user base, leverage our technology platform and digitize their storefronts. We have since grown our Wish Local program to almost 50,000 stores in 50 countries.

○	In 2019, we launched our tax engine that assists merchants with local tax requirements compliance.

Our Financial Model

Our business benefits from powerful network effects, fueled by our data advantage and massive scale. As more users join Wish, attracted by our affordable value proposition and shopping experience, we are able to increase revenue potential for our merchants. As more merchants succeed on Wish, more merchants join the platform and grow their businesses with Wish, broadening our product selection, which in turn improves user experience. By developing a strategy focused on users and merchants, we align user and merchant success with the success of our financial model. The growth in users and merchants generates more data, further strengthens our data advantage and creates an even better experience for everyone on our platform, in turn attracting more users and high-quality merchants.

Our model relies on cost-effectively adding new users, converting those users into buyers and improving engagement and monetization of those buyers on Wish over time as well as adding new merchants, delivering economic success for those merchants, and having those merchants use more of our end-to-end platform.

The following are key elements of our financial model that drive our growth:

•

Increase the scale and growth of our user and buyer base.    Attracting and engaging users have been our key areas of focus since our founding. We measure our effectiveness in attracting and engaging users through metrics such as our MAUs, which increased over 33% from the nine months ended September 30, 2019 and to the nine months ended September 30, 2020, as well as the average minutes spent per visit by user. These increases have primarily been driven by the growing popularity and recognition of our brand and platform, the user preferences for our differentiated mobile shopping experience, wide selection of attractively priced products, and the success of our promotional and marketing campaigns. This growth has contributed to making Wish the most downloaded global shopping app for each of the last three years according to a report from Sensor Tower.[17] As a result, we have experienced significant revenue growth in recent periods. We will need to continue to invest in our marketing efforts to attract additional users and buyers and to enhance our brand and drive user engagement, and over time we will need to do this cost-effectively in order to achieve profitability.

•

Invest in our sales and marketing engine.    We have made significant investments in our data science which underpins all aspects of our operations including marketing and user acquisition. By leveraging our unique and scaled data set and algorithms, our goal is to execute cost-effective and successful digital marketing strategies to acquire new users and re-engage existing users on the Wish platform. We consider our user acquisition expertise a strong competitive advantage and have invested in this capability over time to continue to drive user and revenue growth. We will need to continue to invest in our marketing efforts to attract new users and increase user engagement.

•

Increase the cumulative lifetime value of our users.    Our ability to successfully drive improvements in user engagement and monetization on the Wish platform will be an important driver in expanding the cumulative lifetime value of our users and allow us to achieve profitability. We utilize data science to estimate lifetime value of users and accordingly adjust our user acquisition strategies to maximize our return on marketing investment. We also deploy dynamic pricing to drive effective monetization of our user base. Dynamic pricing utilizes our data to instantly adjust prices across products to optimize user conversion and has increased our margins.

•

Continue to grow and diversify our merchant base and product categories.    As of September 30, 2020, we had over 500,000 merchants on our platform. While most of our merchants today are based in China and sell unbranded goods, we plan to continue to grow our merchant base globally and diversify our product categories. While we initially grew our platform focusing on merchants in China due to their production strength, we have since started to diversify our merchant base around the world; the number of merchants on our platform in North America, Europe, and Latin America has grown approximately 234% since 2019. We believe the increase in the number and the diversity of merchants leads to more competitive pricing and broader product categories, which will in turn help us attract more users, generating powerful network effects.

•

Continue to innovate and expand our platform.    We generate revenue primarily from commissions earned on the sales by our merchants on the Wish marketplace, as well as from fees from offering our logistics platform to our merchants. We aim to enhance the value of our platform by broadening our marketplace service offerings, expanding the size and engagement of our user base, and improving data insights and services available to our merchants across digital marketing, payments, logistics, user support, and operations. We believe that expanding our platform will attract more merchants to Wish and drive our revenue.

In recent periods, our logistics and advertising offerings provided critical capabilities to our merchants to improve their operations and sales, which has driven their success on Wish and in turn, our growth. We have been able to drive strong adoption of these merchant offerings and intend to continue to invest to increase this adoption. For example, approximately 30% of our merchants have utilized ProductBoost in 2020 to date. This has enabled our logistics and advertising to reach approximately $607 million and $196 million, respectively, on an annual run-rate basis based on the three months ended September 30, 2020. We aim to continue to expand our platform so that we can grow and diversify our future revenue streams.

[17]	Sensor Tower, analysis of store intelligence platform data, November 2019.

•

Our ability to manage our costs by leveraging the scale of our business.    Our results of operations depend on our ability to manage our costs. While we expect our costs to increase as we grow our business, we do not expect our costs to grow at the same pace as our revenue because we do not require a proportional increase in the size of our workforce and infrastructure to support our revenue growth. This operating leverage resulted in revenue per employee of $2.8 million for the twelve months ended September 30, 2020, which has increased from $2.6 million in 2017. We believe that our platform model has significant operating leverage and enables us to realize structural cost savings.

As we focused on driving the growth of our marketplace, we invested significantly in marketing activities to target and acquire users we believe will have a high propensity to transact on our platform, and promote our brand and our platform. Our sales and marketing expenses were $1.0 billion in 2017, $1.6 billion in 2018, and $1.5 billion in 2019, representing 90%, 91%, and 78% of revenue, respectively, and $1.0 billion and $1.1 billion for the nine months ended September 30, 2019 and 2020, representing 75% and 64% of revenue, respectively. While our sales and marketing expenses comprises the majority of our operating expenses, we have the flexibility to scale them up or down on a daily basis depending on the unit economics of the users. These marketing spend decisions are informed by deep data science optimized to maximize return. We anticipate that sales and marketing expenses will continue to be our most significant operating expense in the future and our overall profitability will depend on the success of our investments in sales and marketing.

Our data-driven sales and marketing strategy and lean and highly-efficient operations have allowed us to reduce our net losses from $207 million in 2017 compared to $129 million in 2019. As our business continues to grow, we believe we will be able to take advantage of economies of scale to further improve our operational efficiency.

•

Capital efficiency of our business model.    We operate an asset-light business model and have achieved substantial revenue growth with limited capital requirements. Our business model enables us to avoid the costs, risks and capital requirements associated with sourcing merchandise or holding inventory. As a result, our growth has been highly capital efficient. We have been able to achieve this massive growth and scale by having net cumulative cash flow from operations of $16 million from January 1, 2017 to September 30, 2020, aided by our positive cash float.

Other Financial Information and Data

In addition to the measures presented in our consolidated financial statements, we use the following key metrics and other financial information to measure our performance, identify trends affecting our business, and make strategic decisions.

	Year Ended December 31,					Nine Months Ended September 30,
	2015	2016	2017	2018	2019	2019	2020
	(in millions, except percentages)
MAU	21	30	49	73	90	81	108
LTM Active Buyers…	18	31	52	64	62	60	68
Adjusted EBITDA…	$(502)	$(132)	$(135)	$(211)	$(127)	$(11)	$(99)
Adjusted EBITDA Margin…	(349)%	(30)%	(12)%	(12)%	(7)%	(1)%	(6)%
Free Cash Flow…	$(305)	$15	$134	$(114)	$(71)	$(50)	$23

Monthly Active Users

We define MAUs as the number of unique users that visited the Wish platform, either on our mobile app, mobile web, or on a desktop, during the month.18 MAUs for a given reporting period equal the average of the MAUs for that period. An active user is identified by a unique email-address; a single person can have multiple user accounts via multiple email addresses. The change in MAUs in a reported period captures both the inflow of new users as well as the outflow of existing users who did not visit the platform in a given month. We view the number of MAUs as key driver of revenue growth as well as a key indicator of user engagement and awareness of our brand.

LTM Active Buyers

As of the last date of each reported period, we determine our number of unique active buyers by counting the total number of individual users who have placed at least one order on the Wish platform, either on our mobile app, mobile web, or on a desktop, during the preceding 12 months. We, however, exclude from the computation those buyers whose order is cancelled before the item is shipped and the purchase price is refunded. The number of Active Buyers is an indicator of our ability to attract and monetize a large user base to our platform and of our ability to convert visits into purchases. We believe that increasing our Active Buyers will be a significant driver to our future revenue growth.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

In this prospectus, we provide Adjusted EBITDA, a non-GAAP financial measure that represents our net income (loss) before interest and other income (expense), net (which includes foreign exchange gain or loss and gain or loss on one time transactions recognized), income tax expense, and depreciation and amortization, adjusted to eliminate stock-based compensation expense and remeasurement of redeemable convertible preferred stock warrant liability, and to add back certain recurring other items. Additionally, in this prospectus, we provide Adjusted EBITDA Margin, a non-GAAP financial measure that represents Adjusted EBITDA divided by revenue. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

[18]	Wish apps include Wish, Wish Local for Partner Stores, Geek, Home Design & Décor Shopping, Mama, and Cute.

Free Cash Flow

In this prospectus, we also provide Free Cash Flow, a non-GAAP financial measure that represents net cash provided by (used in) operating activities less purchases of property and equipment. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Key Factors Affecting our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors.”

Buyer Lifetime Value and Buyer Acquisition Cost Efficiency

Our success relies in part on our ability to engage users and convert them to buyers, while simultaneously optimizing our efficiency and marketing spend and efforts. Failure to effectively engage users and convert them to buyers on a cost-effective basis would adversely affect our revenue growth and operating results.

We are intently focused on optimizing the cumulative lifetime value (“LTV”) of our buyers and we seek to improve the ratio of LTV to buyer acquisition cost (“BAC”) in an effort to optimize the efficiency of our marketing spend.

We define LTV per buyer as the cumulative gross profit over a period of time attributable to new buyers acquired during a particular year (a “cohort”) divided by the total number of new buyers acquired in that cohort. We define BAC as the total digital advertising expense targeting new installations of our app in a given period divided by the number of new buyers acquired during that same period.

We look at LTV per buyer to demonstrate the long-term value attributable to each buyer acquired. We see LTV of our buyers as an indicator of the success or challenges we have in engaging our buyers, and driving monetization on our platform over time. For every cohort in the chart below, expansion of LTV over time outpaces any attrition of buyers in that cohort as demonstrated by increasing LTV per buyer over time.

Cumulative Lifetime Value per Buyer by Cohort

Our cohort analysis in the chart above also shows improving trends with our 2018 and 2019 cohorts exhibiting higher LTV per buyer in year 1 compared to our 2016 and 2017 cohorts. We believe this demonstrates both the improvement in our ability to leverage our platform, scale, and data science and the effectiveness of our strategy to invest in marketing to drive greater user engagement and quicker monetization on our platform.

In addition to LTV, we also focus on managing our new BAC and continuously improving the ratio of LTV to BAC. All of our annual cohorts since 2016 have achieved a BAC payback period of under two years, and our most mature of the cohorts disclosed – the 2016 cohort – has achieved a 2.8x LTV to BAC ratio by year 4. We are intently focused on managing our BAC and are using our data science capabilities to implement more efficient buyer acquisition strategies as we scale and target additional users and buyers in new geographies.

However, these positive trends in our LTV and BAC may not continue and may be negatively impacted by our inability to engage users and convert them to buyers.

Revenue from New Buyers and Existing Buyers

Our success also depends on our ability to increase engagement from existing buyers while simultaneously attracting and engaging new buyers. Therefore, we focus on increasing revenue from both new and existing buyers. If we are unable to increase engagement and revenue from existing buyers and attract new buyers to our platform, our revenue and results of operations will be negatively impacted.

We have been able to consistently grow revenue from both new and existing buyers. While we continue to acquire new buyers, the share of revenue from existing buyers has also increased over time, indicating our ability to improve engagement and monetization of existing buyers. Existing buyers generated 69% of revenue in the last twelve months (“LTM”) ended September 30, 2020, up from 57% in the last twelve months ended March 31, 2017. The figures below represent our revenue from new and existing buyers for the last twelve months ended March 31, 2017, March 31, 2018, March 31, 2019, and September 30, 2020. However, these positive trends in revenue from new buyers and existing buyers may not continue and may be negatively impacted by our inability to continue to increase engagement from existing buyers and attract and engage new buyers.

LTM Revenue from New and Existing Buyers ($ billion)

Average Revenue per Active Buyer

Our success also relies on our ability to continue to improve our platform and maintain and increase engagement from our active buyers. Therefore, we use average revenue per active buyer in a given cohort as an indicator of the level of engagement, the success of our discovery-based and personalized user experience, the quality of our products listed, and the overall scale and growth of our business. If we are unable to improve our platform, including, among other things, creating a positive user experience, ensuring that quality products are listed for sale, and otherwise increasing or maintaining engagement, then average revenue per active buyer may decline, which could lead to decreased revenue, which would have an adverse effect on our results of operations.

For our 2016, 2017, and 2018 cohorts, the average revenue per active buyer has increased consistently year over year, highlighting that as buyers stay longer on our platform, their spend per year also increases. Additionally, the average revenue per active buyer in year 1, year 2, and year 3, as applicable, increases with each of these cohorts, demonstrating that newer cohorts of buyers have on average exhibited higher levels of engagement and spending in their initial year and increased spend on our platform faster year over year.

However, these positive trends in our average revenue from active buyers may not continue and may be negatively impacted by our inability to improve our platform and maintain and increase engagement from our active buyers.

Average Revenue per Active Buyer per Cohort

Components of Results of Operations

Revenue

Our revenue consists of marketplace and logistics revenue.

Marketplace revenue:    We provide a mix of marketplace services to merchants. We provide merchants access to our marketplace where merchants display and sell their products to users. We also provide ProductBoost services to help merchants promote their products within our marketplace. Marketplace revenue includes commission fees collected in connection with user purchases of the merchants’ products. The commission fees vary depending on factors such as user location, demand, product type, and dynamic pricing. We recognize revenue when a user’s order is processed and the related order information has been made available to the merchant. Commission fees are recognized net of estimated refunds and chargebacks. Marketplace revenue also includes ProductBoost fees for displaying a merchant’s selected products in preferential locations within our marketplace. We recognize revenue when the merchants’ selected products are displayed. We refer to our marketplace revenue, excluding ProductBoost revenue, as our core marketplace revenue.

Logistics revenue:    Our logistics offering for merchants, introduced in 2018, is designed for direct end-to-end single order shipment from a merchant’s location to the user. Logistics services include transportation and delivery of the merchant’s products to the user. Merchants are required to prepay for logistics services on a per order basis.

We recognize revenue over time as the merchant simultaneously receives and consumes the logistics services benefit as the services are performed. We use an output method of progress based on days in transit as it best depicts our progress toward complete satisfaction of the performance obligation.

Cost of Revenue and Operating Expenses

Cost of revenue.    Cost of revenue includes colocation and data center charges, interchange and other fees for credit card processing services, fraud and chargeback prevention service charges, costs of refunds and chargebacks made to our users that we are not able to collect from our merchants, depreciation and amortization of property and equipment, shipping charges, tracking costs, warehouse fees, and employee-related costs, including salaries, benefits, and stock-based compensation expense for our infrastructure, merchant support, and logistics personnel. Cost of revenue also includes an allocation of general IT and facilities overhead expenses.

Sales and marketing.    Our sales and marketing expenses are primarily driven by the cost of acquiring and engaging users by targeting social media and search engine digital advertisements, outsourced user support services, sponsorships and local marketing campaigns, and employee-related costs, including salaries, benefits, and stock-based compensation, for our employees involved in marketing, user support, and business development functions. Sales and marketing spend also includes an allocation of general IT and facilities overhead expenses as well as business development expenses for attracting merchants and conducting ongoing merchant education. We expect our sales and marketing expenses to decrease as a percentage of our revenue over the long term, although our expenses may fluctuate from period to period due to the timing of expenses related to our sales and marketing campaigns.

Product development.    Our product development expenses consist primarily of employee-related costs, including salaries, benefits, and stock-based compensation for our engineers and other employees involved in product development activities. Product development costs have historically been expensed as incurred. Product development costs also include the cost of IT used by the product development team as well as an allocation of general IT and facilities overhead expenses. We expect our product development expenses to continue to increase in absolute dollars for the foreseeable future as we continue to invest in the development of our marketplace and merchant offerings.

General and administrative.    Our general and administrative expenses consist primarily of employee-related costs, including salaries, benefits, and stock-based compensation for our executives, finance, legal, information technology, human resources, and other administrative teams. General and administrative expenses also include outside consulting, legal, tax, and accounting services, and facilities and other supporting overhead costs. We expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future as we continue to invest in our corporate infrastructure to support our revenue growth. Further, we expect to incur additional general and administrative expenses in connection with our becoming a public company.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

Remeasurement of our redeemable convertible preferred stock warrant liability is as a result of the change to the underlying redeemable convertible preferred stock value at the end of each reporting period. After the date of this offering, we will no longer incur expenses related to the change in fair value of our redeemable convertible preferred stock warrant liability.

Interest and Other Income (expense), net

Interest and other income (expense), net consists primarily of interest income earned on our cash, cash equivalents and marketable securities, interest expense and foreign exchange gain or loss.

Income Tax

Income taxes consist primarily of income taxes in certain U.S. state and foreign jurisdictions in which we conduct business. As we have expanded our global operations, we have incurred increased foreign tax expense and we expect this to continue.

The Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, as well as many states within the United States, have imposed unprecedented restrictions on travel and business operations, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. As a result, the COVID-19 pandemic and resulting global disruptions have affected our business, as well as our users and third-party merchants.

To provide additional information on the impact of the COVID-19 pandemic on our business, we have included below the quarterly revenue from the first quarter through the third quarter of 2020, as well as year-over-year percentage changes.

	Q1 2020	Q2 2020	Q3 2020
	(in millions, except percentages)
Core marketplace revenue	$340	$555	$405
Increase (Decrease) %	(8)%	67%	17%
ProductBoost revenue	$44	$45	$49
Increase (Decrease) %	(34)%	(36)%	(32)%
Marketplace revenue	$384	$600	$454
Increase (Decrease) %	(12)%	49%	9%
Logistics revenue	$56	$101	$152
Increase (Decrease) %	367%	461%	311%
Revenue	$440	$701	$606
Increase (Decrease) %	(2)%	67%	33%

Core Marketplace Revenue

Our core marketplace revenue declined by 8% on a year-over-year basis in the first quarter of 2020. In January and February of 2020, businesses across China were impacted by the initial outbreak of COVID-19 before the virus spread globally, and many businesses shut down due to nation-wide lockdowns. This affected many of our China-based merchants who experienced severe manufacturing and supply disruptions in the first quarter. China represents the majority of our merchant base today, and as a result, we saw a reduction in the number of merchants selling and the number of products available for sale on our platform.

The second quarter of 2020 showed strong recovery with core marketplace revenue growing at 67% year-over-year as our China-based merchants recovered due to the reopening of the economy in China. We also benefited from increasing consumer demand globally driven by greater mobile usage, online shopping, and less competition from physical retail as a result of shelter-in-place mandates in various countries. In the United States, we also experienced increased buyer spending due to U.S. government stimulus programs that were implemented as a result of the COVID-19 pandemic. While manufacturing and supply capacity had recovered in China, we experienced severe disruptions in the global logistics network that affected delivery times to our buyers around the world. We temporarily shifted from air freight to ocean transport, which increased delivery times. However, the impact of challenging global logistics and longer delivery times was more than offset by the increase in consumer demand.

In the third quarter of 2020, our core marketplace revenue growth moderated to 17% year-over-year, largely due to the extended delivery times in the second quarter and early part of the third quarter as we continued to experience COVID-19 related disruption in the global logistics network. These longer delivery times, particularly severe in the second quarter, impacted buyer engagement and retention on our platform in the third quarter and led to a lower conversion of monthly active users into buyers compared to the second quarter of 2020. The consumer demand for online shopping also declined from the peak levels of the second quarter with fewer shelter-in-place mandates and more physical retail reopenings around the world.

We believe that our continued investments in expanding our logistics platform will have a long term positive impact on our user experience by offering a combination of low delivery times and door to door tracking, leading to improvements in buyer retention and MAU to buyer conversion.

ProductBoost Revenue

Our ProductBoost revenue declined by 34% year-over-year in the nine months ended September 30, 2020. In the first quarter of 2020, during the initial outbreak of COVID-19 in China, our merchants’ advertising activities declined materially due to the shutdown of business activity in China. In the second quarter of 2020, because consumer demand increased significantly on our platform for the reasons stated above, many merchants did not see the need to pay for advertising like they did in the past because they experienced very robust consumer demand without incremental advertising spend. In the third quarter of 2020, we saw modest month-over-month increases in ProductBoost revenue as countries reopened and many merchants began to resume normalized business activities including marketing.

Logistics Revenue

Logistics revenue experienced consistent robust growth in 2020 as we continued to expand our logistics offerings around the world and more of our merchants adopted our logistics programs. In July 2020, in the United States, we launched our most comprehensive logistics offering, our A+ program, which manages first mile collection from merchants to warehousing operations all the way to last mile delivery to the buyer.

This expansion of our logistics platform globally has led to an improvement in delivery times towards the end of the third quarter of 2020. For example, we saw a reduction in the average “time-to-door” delivery in our key countries, a metric which looks at the average number of days that registered mail packages take between when the order is placed on our platform and when it is delivered to the buyer. For example, in the United States, the average “time-to-door” has changed from 27 days in the first quarter of 2020 to 62 days in the second quarter of 2020, and down to 22 days in the third quarter of 2020. The increase in “time-to-door” in the second quarter was due to the temporary use of ocean transport described above and the expansion of our logistics platform, which was still ongoing throughout the second quarter.

Moreover, the expansion of our logistics platform and the subsequent improvement in delivery times have lowered refund rates, which we believe is an indicator of improved buyer experience and satisfaction. Because our core marketplace revenue is recognized net of estimated refunds, changes in our refund rates also impact our core marketplace revenue. From March through September 2020, our estimated monthly refund rate decreased by more than 30%.

Business Operations

To serve our users while also providing for the safety of our merchants and service providers, we have made numerous changes to aspects of our supply chain, purchasing, and third-party merchant processes.

We have implemented a number of measures to protect the health and safety of our workforce. These measures include substantial modifications to employee travel, employee work locations, and virtualization or cancellation of meetings, among other modifications. Currently, the vast majority of our employees are working remotely. For the employees who are in the office, we are following the guidance from public health officials and government agencies, including implementation of enhanced cleaning measures, social distancing guidelines and wearing of masks.

The global outbreak of the COVID-19 pandemic continues to evolve. The extent to which the COVID-19 pandemic may impact our business will depend on future developments related to the geographic spread of the disease, the duration and severity of the outbreak, travel restrictions, required social distancing, governmental mandates, business closures or governmental or business disruptions, and the effectiveness of actions taken in the United States and other countries to prevent, contain and treat the virus and any additional government stimulus programs. These impacts are highly uncertain and cannot be predicted. See the section titled “Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic may adversely affect our business and results of operations.”

We continue to monitor the rapidly evolving situation and expect to continue to adapt our operations to address foreign, federal, state, and local standards as well as to implement standards or processes that we determine to be in the best interests of our employees, users, and merchants.

Comparison of Nine Months Ended September 30, 2019 and 2020

The following table summarizes our consolidated results of operations for the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2020:

	Nine Months Ended September 30,		Change
	2019	2020	$	%
	(in millions, except percentages)
Revenue	$1,325	$1,747	$422	32
Cost of revenue	255	605	350	137

Gross profit	1,070	1,142	72	7
Operating expenses:
Sales and marketing	995	1,125	130	13
Product development	52	72	20	38
General and administrative	47	65	18	38

Total operating expenses	1,094	1,262	168	15
Loss from operations	(24)	(120)	(96)	400
Other income (expense), net
Interest and other income (expense), net	16	–	(16)	(100)
Remeasurement of convertible preferred stock warrant liability	3	(55)	(58)	n/m

Loss before provision for income taxes	(5)	(175)	(170)	n/m
Provision for income taxes	–	1	1	100

Net loss	$(5)	$(176)	$(171)	n/m

The following table presents the components of our consolidated statements of operations as a percentage of revenue:

	Nine Months Ended September 30,
	2019	2020
Revenue	100%	100%
Cost of revenue	19	35

Gross profit	81	65
Operating expenses:
Sales and marketing	75	64
Product development	4	4
General and administrative	4	4

Total operating expenses	83	72
Loss from operations	(2)	(7)
Other income (expense), net:
Interest and other income (expense), net	1	–
Remeasurement of convertible preferred stock warrant liability	–	(3)

Loss before provision for income taxes	(1)	(10)
Provision for income taxes	–	–

Net loss	(1)%	(10)%

Revenue

	Nine Months Ended September 30,		Change
	2019	2020	$	%
	(in millions, except percentages)
Core marketplace revenue	$1,049	$1,300	$251	24
ProductBoost revenue	209	138	(71)	(34)

Marketplace revenue	1,258	1,438	180	14
Logistics revenue	67	309	242	361

Revenue	$1,325	$1,747	$422	32

Revenue increased $422 million, or 32%, to $1,747 million for the nine months ended September 30, 2020 as compared to $1,325 million for the nine months ended September 30, 2019. This increase was attributable to both increased marketplace and logistics revenue.

Marketplace revenue increased $180 million to $1,438 million for the nine months ended September 30, 2020, as compared to $1,258 million for the nine months ended September 30, 2019. This increase was due to improved monetization of buyers through increased dynamic pricing, and to a lesser extent, an increase in transaction volume. This increase was partially offset by a decrease in merchant utilization of our ProductBoost service, as the result of economic uncertainties related to the global pandemic.

Logistics revenue increased $242 million to $309 million for the nine months ended September 30, 2020, as compared to $67 million for the nine months ended September 30, 2019. This increase was primarily due to the continued expansion of our logistics offerings around the world and significant expansion of our A+ program to additional countries. Most notably, we launched our A+ program in the United States in July 2020.

Cost of Revenue and Gross Margin

	Nine Months Ended September 30,		Change
	2019	2020	$	%
	(in millions, except percentages)
Cost of revenue	$255	$605	$350	137%
Percentage of revenue	19%	35%
Gross Margin	81%	65%

Cost of revenue increased $350 million, or 137%, to $605 million for the nine months ended September 30, 2020, as compared to $255 million for the nine months ended September 30, 2019, primarily due to costs related to the increased volume of logistics services provided.

The gross margin decreased to 65% for the nine months ended September 30, 2020 from 81% for the nine months ended September 30, 2019, primarily due to costs related to the increased volume of logistics services provided.

Sales and Marketing

	Nine Months Ended September 30,		Change
	2019	2020	$	%
	(in millions, except percentages)
Sales and marketing	$995	$1,125	$130	13%
Percentage of revenue	75%	64%

Sales and marketing expense increased $130 million, or 13%, to $1,125 million for the nine months ended September 30, 2020, compared to $995 million for the nine months ended September 30, 2019. The increase in sales and marketing expenses consisted primarily of an increase in advertising spend, as we re-focused on growth after we intentionally moderated user acquisition spend temporarily to focus on the launch of the logistics platform in the first half of 2019.

Product Development

	Nine Months Ended September 30,		Change
	2019	2020	$	%
	(in millions, except percentages)
Product development	$52	$72	$20	38%
Percentage of revenue	4%	4%

Product development expense increased $20 million, or 38%, to $72 million for the nine months ended September 30, 2020, as compared to $52 million for the nine months ended September 30, 2019, primarily as a result of an increase in employee-related costs driven by an increase in headcount in our product and engineering teams.

General and Administrative

	Nine Months Ended September 30,		Change
	2019	2020	$	%
	(in millions, except percentages)
General and administrative	$47	$65	$18	38%
Percentage of revenue	4%	4%

General and administrative expense increased $18 million, or 38%, to $65 million for the nine months ended September 30, 2020, as compared to $47 million for the nine months ended September 30, 2019. The increase was primarily related to increased stock-based compensation expense, increased legal related costs, increased taxes associated with the new digital services taxes and other indirect taxes, and increased headcount in our general and administrative teams.

Interest and Other Income (Expense), net

	Nine Months Ended September 30,		Change
	2019	2020	$	%
	(in millions, except percentages)
Interest and other income (expense), net	$16	$–	$(16)	(100)%
Percentage of revenue	1%	–%

Interest and other income (expense), net decreased $16 million, to an immaterial amount for the nine months ended September 30, 2020, as compared to $16 million for the nine months ended September 30, 2019, primarily as a result of decreased interest rates and increased foreign exchange losses.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

	Nine Months Ended September 30,		Change
	2019	2020	$	%
	(in millions, except percentages)
Remeasurement of redeemable convertible preferred stock warrant liability	$3	$(55)	$(58)	n/m
Percentage of revenue	n/m	(3)%

The change in fair value of redeemable convertible preferred stock warrant liability for the nine months ended September 30, 2020 was an expense of $55 million as compared with $3 million of income for nine months ended September 30, 2019. The decrease was primarily due to changes in the fair value of the underlying redeemable convertible preferred stock.

Provision for Income Taxes

	Nine Months Ended September 30,		Change
	2019	2020	$	%
	(in millions, except percentages)
Provision for income taxes	$–	$1	$1	100%
Percentage of revenue	–%	–%

Provision for income taxes increased $1 million for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The change in provision for income taxes was due primarily to international operations.

Comparison of Years Ended December 31, 2018 and 2019

The following table summarizes our consolidated results of operations for the year ended December 31, 2018 as compared to the year ended December 31, 2019:

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Revenue	$1,728	$1,901	$173	10
Cost of revenue	278	443	165	59

Gross profit	1,450	1,458	8	1
Operating expenses:
Sales and marketing	1,576	1,463	(113)	(7)
Product development	45	74	29	64
General and administrative	52	65	13	25

Total operating expenses	1,673	1,602	(71)	(4)

Loss from operations	(223)	(144)	79	(35)
Other income (expense), net:
Interest and other income (expense), net	15	19	4	27
Remeasurement of redeemable convertible preferred stock warrant liability	–	(3)	(3)	(100)

Loss before provision for income taxes	(208)	(128)	80	(38)
Provision for income taxes	–	1	1	100

Net loss	$(208)	$(129)	$79	(38)

The following table presents the components of our consolidated statements of operations as a percentage of revenue:

	Year Ended December 31
	2018	2019
Revenue	100%	100%
Cost of revenue	16	23

Gross profit	84	77
Operating expenses:
Sales and marketing	91	78
Product development	3	4
General and administrative	3	3

Total operating expenses	97	85

Loss from operations	(13)	(8)
Other income (expense), net:
Interest and other income (expense), net	1	1
Remeasurement of redeemable convertible preferred stock warrant liability	–	–

Loss before provision for income taxes	(12)	(7)
Provision for income taxes	–	–

Net loss	(12)%	(7)%

Revenue

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Core marketplace revenue	$1,508	$1,473	$(35)	(2)
ProductBoost revenue	214	291	77	36

Marketplace revenue	1,722	1,764	42	2
Logistics revenue	6	137	131	n/m

Revenue	$1,728	$1,901	$173	10

Revenue increased $173 million, or 10%, to $1,901 million for the year ended December 31, 2019 as compared to $1,728 million for the year ended December 31, 2018. This increase was primarily attributable to increased logistics revenue and, to a lesser extent, marketplace revenue.

Marketplace revenue increased $42 million to $1,764 million for the year ended December 31, 2019, as compared to $1,722 million for the year ended December 31, 2018. This increase was due to increased merchant adoption of our ProductBoost service, which resulted in revenue growth of $77 million from the prior year. This was partially offset by a $35 million decrease in core marketplace revenue, as transaction volume declined due to our intentional moderation of growth resulting from prioritizing the launch of our logistics platform over new user acquisition.

Logistics revenue increased $131 million to $137 million for the year ended December 31, 2019, as compared to $6 million for the year ended December 31, 2018. This increase was due to a full year of revenue and growth associated with widespread merchant adoption of our logistics platform in 2019, after launching our logistics platform in July 2018.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Cost of revenue	$278	$443	$165	59%
Percentage of revenue	16%	23%
Gross margin	84%	77%

Cost of revenue increased $165 million, or 59%, to $443 million for the year ended December 31, 2019, as compared to $278 million for the year ended December 31, 2018, primarily due to costs related to the increased volume of logistics services provided.

The gross margin decreased to 77% for the year ended December 31, 2019 from 84% in the prior year, primarily due to costs related to the increased volume of logistics services provided.

Sales and Marketing

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Sales and marketing	$1,576	$1,463	$(113)	(7)%
Percentage of revenue	91%	78%

Sales and marketing expense decreased $113 million, or 7%, to $1,463 million for the year ended December 31, 2019, compared to $1,576 million for the year ended December 31, 2018. The decrease in sales and marketing expenses consisted primarily of reductions to advertising spend, due to our intentional moderation of user acquisition spend resulting from our focus on the launch of the logistics platform. We also realized $28 million in savings from automating some of our user support.

Product Development

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Product development	$45	$74	$29	64%
Percentage of revenue	3%	4%

Product development expense increased $29 million, or 64%, to $74 million for the year ended December 31, 2019, as compared to $45 million for the year ended December 31, 2018, primarily as a result of an increase in employee-related costs driven by an increase in headcount in our product and engineering teams.

General and Administrative

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
General and administrative	$52	$65	$13	25%
Percentage of revenue	3%	3%

General and administrative expense increased $13 million, or 25%, to $65 million for the year ended December 31, 2019, as compared to $52 million for the year ended December 31, 2018, primarily as a result of an increase in employee-related costs driven by an increase in headcount in our general and administrative teams.

Interest and Other Income (Expense), net

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Interest and other income (expense), net	$15	$19	$4	27%
Percentage of revenue	1%	1%

Interest and other income (expense), net increased $4 million, or 27%, to $19 million of net income in 2019 compared to $15 million of net income in 2018, primarily as a result of increased foreign exchange losses.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Remeasurement of redeemable convertible preferred stock warrant liability	$–	$(3)	$(3)	(100)%
Percentage of revenue	–%	–%

The change in fair value of redeemable convertible preferred stock warrant liability for the year ended December 31, 2019 was an expense of $3 million as compared with insignificant income for the year ended December 31, 2018. The increase is primarily due to changes in the fair value of the underlying redeemable convertible preferred stock.

Provision for Income Taxes

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Provision for income taxes	$–	$1	$1	100%
Percentage of revenue	–%	–%

Our provision for income taxes was due to international operations. At December 31, 2019, we had NOLs available to reduce future taxable income, if any, of $885 million that begin to expire in 2030 and continue to expire through 2037 and $324 million that have an unlimited carryover period. As of December 31, 2019, we had state NOLs available to reduce future taxable income, if any, of $1.4 billion that begin to expire in 2030 and continue to expire through 2039. The utilization of NOLs to offset future taxable income may be subject to limitations under Section 382 of the Code and similar state statutes as a result of ownership changes that have occurred or could occur in the future. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited. For example, California recently imposed limits on the usability of California state NOLs to offset taxable income in tax years beginning after 2019 and before 2023. If necessary, the deferred tax assets will be reduced by any carryforward that expires prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

Comparison of Years Ended December 31, 2017 and 2018

The following table summarizes our consolidated results of operations for the year ended December 31, 2017 as compared to the year ended December 31, 2018:

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Revenue	$1,101	$1,728	$627	57
Cost of revenue	205	278	73	36

Gross profit	896	1,450	554	62
Operating expenses:
Sales and marketing	989	1,576	587	59
Product development	28	45	17	61
General and administrative	26	52	26	100

Total operating expenses	1,043	1,673	630	60

Loss from operations	(147)	(223)	(76)	52
Other income (expense), net:
Interest and other income (expense), net	10	15	5	50
Remeasurement of redeemable convertible preferred stock warrant liability	(70)	–	70	(100)

Loss before provision for income taxes	(207)	(208)	(1)	–
Provision for income taxes	–	–	–	–

Net loss	$(207)	$(208)	$(1)	–

The following table presents the components of our consolidated statements of operations as a percentage of revenue:

	Year Ended December 31
	2017	2018
Revenue	100%	100%
Cost of revenue	19	16

Gross profit	81	84
Operating expenses:
Sales and marketing	90	91
Product development	3	3
General and administrative	2	3

Total operating expenses	95	97

Loss from operations	(14)	(13)
Other income (expense), net:
Interest and other income (expense), net	1	1
Remeasurement of redeemable convertible preferred stock warrant liability	(6)	–

Loss before provision for income taxes	(19)	(12)
Provision for income taxes	–	–

Net loss	(19)%	(12)%

Revenue

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Core marketplace revenue	$1,053	$1,508	$455	43
ProductBoost revenue	48	214	166	346

Marketplace revenue	1,101	1,722	621	56
Logistics revenue	–	6	6	100

Revenue	$1,101	$1,728	$627	57

Revenue increased $627 million, or 57%, to $1,728 million for the year ended December 31, 2018, as compared to $1,101 million for the year ended December 31, 2017. The increase was primarily due to increased marketplace revenue which increased $621 million, or 56%, to $1,722 million for the year ended December 31, 2018, as compared to $1,101 million for the year ended December 31, 2017, which was driven by an increase in our global user base and, to a lesser extent, increased adoption of ProductBoost.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Cost of revenue	$205	$278	$73	36%
Percentage of revenue	19%	16%
Gross margin	81%	84%

Cost of revenue increased $73 million, or 36%, to $278 million for the year ended December 31, 2018 compared to $205 million for the year ended December 31, 2017. The increase was primarily due to hosting services and other costs required to support increased revenue.

The gross margin for the year ended December 31, 2018 increased to 84%, from 81% in the prior year primarily due to the impact of ProductBoost fees.

Sales and Marketing

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Sales and marketing	$989	$1,576	$587	59%
Percentage of revenue	90%	91%

Sales and marketing expense increased $587 million, or 59%, to $1,576 million for the year ended December 31, 2018, as compared to $989 million for the year ended December 31, 2017, due to an increase in digital marketing expense to expand our user base.

Product Development

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Product development	$28	$45	$17	61%
Percentage of revenue	3%	3%

Product development expense increased $17 million, or 61%, to $45 million for the year ended December 31, 2018, as compared to $28 million for the year ended December 31, 2017.

The increase was primarily due to an increase in employee-related costs resulting from increased headcount in our product and engineering teams.

General and Administrative

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
General and administrative	$26	$52	$26	100%
Percentage of revenue	2%	3%

General and administrative expense increased $26 million, or 100%, to $52 million for the year ended December 31, 2018, as compared to $26 million for the year ended December 31, 2017. The increase in general administrative expenses was primarily due to an increase in employee-related costs resulting from increased headcount in our general and administrative teams to support our growth.

Interest and Other Income (Expense), net

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Interest income (expense), net	$10	$15	$5	50%
Percentage of revenue	1%	1%

Interest income (expense), net increased $5 million, or 50% to $15 million for the year ended December 31, 2018, as compared to $10 million for the year ended December 31, 2017, primarily due to increased interest rates on higher cash balances.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Remeasurement of redeemable convertible preferred stock warrant liability	$(70)	$–	$70	(100)%
Percentage of revenue	(6)%	–%

The change in fair value of redeemable convertible preferred stock warrant liability for the year ended December 31, 2018 was insignificant income as compared with expense of $70 million for the year ended December 31, 2017. The nominal income in 2018 is due to minimal change in the fair value of the underlying redeemable convertible preferred stock in 2018.

Quarterly Result of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as a percentage of revenue for each quarter presented. The information for each of these quarters has been prepared on the same basis as our audited consolidated financial statements, included elsewhere in this prospectus and includes, in our opinion, all adjustments, necessary to state fairly our results of operations for these periods. This data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of the future results of operations that may be expected for any future period.

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(in millions)
Revenue	$450	$420	$455	$576	$440	$701	$606
Cost of revenue(1)	72	74	109	188	156	208	241

Gross profit	378	346	346	388	284	493	365
Operating expenses:
Sales and marketing(1)	257	292	446	468	295	444	386
Product development(1)	16	17	19	22	25	23	24
General and administrative(1)	13	20	14	18	18	14	33

Total operating expenses	286	329	479	508	338	481	443
Income (loss) from operations	92	17	(133)	(120)	(54)	12	(78)
Other income (expense), net:
Interest and other income (expense), net	5	8	3	3	3	5	(8)
Remeasurement of convertible preferred stock warrant liability	(10)	17	(4)	(6)	(15)	(28)	(12)

Income (loss) before provision for income taxes	87	42	(134)	(123)	(66)	(11)	(98)
Provision for income taxes	–	–	–	1	–	–	1

Net income (loss)	$87	$42	$(134)	$(124)	$(66)	$(11)	$(99)

(1)

Cost of revenue and operating expenses include stock-based compensation expense of $2 million for the three months ended June 30, 2019. During the three months ended September 30, 2020, the Company recorded $9 million of stock-based compensation expense related to a secondary transaction. There is no stock-based compensation expense for the remaining quarters in 2019 and 2020. Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial stock-based compensation expense with respect to our RSUs as well as any other stock-based awards we may grant in the future.

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Revenue	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	16	18	24	33	35	30	40

Gross profit	84	82	76	67	65	70	60
Operating expenses:
Sales and marketing	57	70	98	81	67	63	64
Product development	4	4	4	4	6	3	4
General and administrative	3	5	3	3	4	2	5

Total operating expenses	64	79	105	88	77	68	73
Income (loss) from operations	20	3	(29)	(21)	(12)	2	(13)
Other income (expense), net:
Interest and other income (expense), net	1	2	1	1	1	1	(1)
Remeasurement of convertible preferred stock warrant liability	(2)	4	(1)	(1)	(3)	(4)	(2)

Income (loss) before provision for income taxes	19	9	(29)	(21)	(14)	(1)	(16)
Provision for income taxes	–	–	–	–	–	–	–

Net income (loss)	19%	9%	(29)%	(21)%	(14)%	(1)%	(16)%

The following table shows selected key metrics and other financial information to measure our performance, identify trends affecting our business, and make strategic decisions.

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(in millions, except percentages)
MAUs	75	76	93	115	109	116	100
LTM Active Buyers	61	59	60	62	63	70	68
Adjusted EBITDA	$95	$24	$(130)	$(116)	$(51)	$16	$(64)
Adjusted EBITDA Margin	21%	6%	(29)%	(20)%	(12)%	2%	(11)%
Free Cash Flow	$(13)	$(19)	$(18)	$(21)	$(129)	$625	$(473)

The following table reflects the reconciliation of net income (loss) to Adjusted EBITDA and net income (loss) as a percentage of revenue to Adjusted EBITDA margin for each of the periods indicated:

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(in millions, except percentages)
Revenue	$450	$420	$455	$576	$440	$701	$606
Net income (loss)	87	42	(134)	(124)	(66)	(11)	(99)
Net income (loss) as a percentage of revenue	19%	10%	(29)%	(22)%	(15)%	(2)%	(16)%
Excluding:
Interest and other income (expense), net	(5)	(8)	(3)	(3)	(3)	(5)	8
Provision for income taxes	–	–	–	1	–	–	1
Depreciation and amortization	2	3	2	3	2	3	4
Stock-based compensation expense	–	2	–	–	–	–	9
Remeasurement of redeemable convertible preferred stock warrant liability	10	(17)	4	6	15	28	12
Recurring other items	1	2	1	1	1	1	1

Adjusted EBITDA	$95	$24	$(130)	$(116)	$(51)	$16	$(64)

Adjusted EBITDA Margin	21%	6%	(29)%	(20)%	(12)%	2%	(11)%

Quarterly Revenue Trends

Our revenue overall increased from $450 million to $606 million from March 31, 2019 to September 30, 2020. Revenue has changed due to the continued growth of our business, new project initiatives, new product offerings, and the launch and expansion of our logistics platform. In 2020, the growth has been hampered partially by the COVID-19 pandemic.

Quarterly Cost of Revenue and Gross Margin Trends

Our cost of revenue generally increased sequentially in each of the quarterly periods presented due to the growth of the business resulting from increased revenue. Overall, our gross margins decreased from 84% to 60% during the periods presented due to the launch and expansion of our logistics platform.

Quarterly Operating Expenses Trends

Our total operating expenses increased sequentially in each of the quarterly periods presented through the three months ended December 31, 2019 due to the focus on digital marketing to drive growth. Our total operating expenses decreased in the three months ended March 31, 2020, June 30, 2020 and September 30, 2020 as compared to the three months ended December 31, 2019 due to a decrease in digital marketing cost as a result of the uncertainty caused by the COVID-19 pandemic.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the COVID-19 Pandemic” for a further discussion of the impact of the COVID-19 pandemic on our business.

Liquidity and Capital Resources

As of September 30, 2020, we had cash, cash equivalents and marketable securities of $1.1 billion, a majority of which were held in cash deposits and money market funds, and were held for working capital purposes. We believe that our existing cash, cash equivalents and marketable securities will be sufficient to meet our anticipated cash needs for at least the next 12 months.

Sources of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through sales of redeemable convertible preferred stock and cash flows generated by operations. Since inception through September 30, 2020, we have raised a total of $1.5 billion from the sale of redeemable convertible preferred stock (including redeemable convertible preferred stock warrant exercises), net of costs and expenses associated with such financings, and net of repurchases.

Cash Flows

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018	2019	2019	2020
	(in millions)
Cash provided by (used in):
Operating activities	$146	$(94)	$(60)	$(44)	$24
Investing activities	(192)	(16)	(40)	(23)	77
Financing activities	212	(5)	132	132	(1)

Net Cash Provided by (Used in) Operating Activities

Our cash flows from operations are largely dependent on the amount of revenue we generate. Net cash provided by operating activities in each period presented has been influenced by changes in funds receivable, prepaid expenses, and other current and noncurrent assets, accounts payable, merchants payable, accrued and refund liabilities, lease liabilities, and other current and noncurrent liabilities.

Net cash provided by operating activities was $24 million for the nine months ended September 30, 2020, as a result of net loss of $176 million, partially offset by non-cash expense of $79 million, which was further offset by favorable net working capital. Favorable working capital movement was driven by accounts payable and accrued and refund liabilities due to increased operations.

Net cash used in operating activities was $44 million for the nine months ended September 30, 2019, as a result of net loss of $5 million, partially offset by non-cash expense of $10 million, which was offset by unfavorable net working capital. Unfavorable working capital movement was primarily driven by merchants payable due to decreased core marketplace transactions, partially offset by accounts payable and accrued and refund liabilities due to increased operations.

Net cash used in operating activities was $60 million in the year ended December 31, 2019, as a result of net loss of $129 million, off-set by non-cash expense of $21 million, which was offset by favorable net working capital. Favorable working capital movement was driven by accounts payable and accrued and refund liabilities due to increased operations.

Net cash used in operating activities was $94 million in the year ended December 31, 2018, as a result of net loss of $208 million, off-set by non-cash expense of $1 million, which was further offset by favorable net working capital. Favorable working capital movement was driven by accounts payable and accrued and refund liabilities due to increased operations.

Net cash provided by operating activities was $146 million in the year ended December 31, 2017 as a result of net loss of $207 million, off-set by non-cash expense of $85 million (primarily remeasurement of redeemable convertible preferred stock warrant liability of $70 million) and favorable net working capital. Favorable working capital movement was driven by accounts payable and accrued and refund liabilities due to increased operations and as a function of our business model, in which cash is generally collected within a few days and remitted to merchants a few weeks later.

Net Cash Provided by (Used in) Investing Activities

Our primary investing activities have consisted of investing excess cash balances in marketable securities and also have consisted of capital expenditures which are primarily purchases of property and equipment.

Net cash provided by investing activities was $77 million for the nine months ended September 30, 2020. This was primarily due to maturities of marketable securities, net of purchases, of $78 million, partially offset by capital expenditures of $1 million.

Net cash used in investing activities was $23 million for the nine months ended September 30, 2019. This was primarily due to purchases of marketable securities, net of sales and maturities, of $17 million and capital expenditures of $6 million.

Net cash used in investing activities was $40 million in the year ended December 31, 2019. This was primarily due to purchases of marketable securities, net of sales and maturities, of $29 million and capital expenditures of $11 million.

Net cash used in investing activities was $16 million in the year ended December 31, 2018. This was primarily due to capital expenditures of $20 million and $5 million in purchases of marketable securities, net of sales and maturities, partially offset by $9 million proceeds from sale of a cost method investment.

Net cash used in investing activities was $192 million in the year ended December 31, 2017. This was primarily due to capital expenditures of $12 million and $180 million in purchases of marketable securities, net of sales and maturities.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $1 million for the nine months ended September 30, 2020, primarily due to repurchases of our capital stock in 2020.

Net cash provided by financing activities was $132 million for the nine months ended September 30, 2019 and the year ended December 31, 2019. This was primarily due to net proceeds of $160 million from the sale of our Series H redeemable convertible preferred stock. This was partially off-set by $28 million in repurchases of our capital stock.

Net cash used in financing activities was $5 million in the year ended December 31, 2018, primarily due to repurchases of our capital stock in 2018.

Net cash provided by financing activities was $212 million in the year ended December 31, 2017. This was primarily due to proceeds of $226 million from the sale of our Series G redeemable convertible preferred stock and proceeds of $35 million from the exercise of redeemable convertible preferred stock warrants. This was partially off-set by $48 million in repurchases of our capital stock.

November 2020 Credit Facility

In November 2020, we entered into the Revolving Credit Facility which enables us to borrow up to $280 million. The Revolving Credit Facility contains an accordion option which, if exercised and provided we are able to secure additional lender commitments and satisfy certain other conditions, would allow us to increase the aggregate commitments by up to $100 million. As of December 6, 2020, we had not made any borrowings under the Revolving Credit Facility. Refer to Note 15 to our consolidated financial statements included elsewhere in this prospectus for additional details related to the Revolving Credit Facility.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, in the years ended December 31, 2017, 2018, or 2019 or for the nine months ended September 30, 2019 or 2020.

Contingencies

We are involved in claims, lawsuits, government investigations, and proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to be incorrect, it could have a material impact on our results of operations, financial position, and cash flows.

Contractual Obligations

The following table summarizes our future fixed contractual obligations as of December 31, 2019:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Purchase obligations(1)	$129	$64	$65	$–	$–
Operating lease obligations(2)	58	11	22	20	5

Total contractual obligations	$187	$75	$87	$20	$5

(1)

Purchase obligations are for purchases of colocation and cloud services and marketing services under non-cancelable contracts. As of September 30, 2020, the remaining commitments were $92 million for colocation and cloud services and $14 million for marketing services.

(2)

Operating leases include office space and equipment under non-cancelable operating leases, primarily due to our headquarters in San Francisco, California and for our other offices in the U.S., Canada, Europe and China. As of September 30, 2020, the remaining operating lease commitments were $56 million.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, operating lease obligations, stock-based compensation, valuation of common stock, redeemable convertible preferred stock and related redeemable convertible preferred stock warrant, and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see Note 1 of the accompanying notes to our consolidated financial statements.

Revenue Recognition

Through the fiscal year ended December 31, 2017, in accordance with Accounting Standards Codification, (“ASC”), Topic 605, Revenue Recognition (“Topic 605”), we recognized revenue when all of the following conditions were satisfied: (1) there was persuasive evidence of an arrangement; (2) delivery has occurred or the service has been rendered; (3) collectability was reasonably assured; and (4) the selling price or fee was fixed or determinable. We evaluated whether it was appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether it was the primary obligor in a transaction, had inventory risk and had latitude in establishing pricing and selecting suppliers, among other factors.

On January 1, 2018, we adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), which supersedes the revenue recognition requirements in Topic 605, using the modified retrospective transition method. We now recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Under the new revenue recognition standard, we apply the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

Results for the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2020 are presented under Topic 606, while the prior year results have not been adjusted and continue to be reported in accordance with our historic accounting under Topic 605. Upon the adoption of Topic 606, we recorded the costs of free products to users and costs of certain refunds as reduction of revenue in the consolidated statements of operations and comprehensive loss. These costs were previously recorded in cost of revenue under Topic 605. There was no adjustment to accumulated deficit on January 1, 2018.

We generate revenue from marketplace and logistics services provided to merchants. Revenue is recognized as we transfer control of promised goods or services to our customers, in an amount that reflects consideration we expect to be entitled to in exchange for those goods or services. We consider both the merchant and the user to be customers. We evaluate whether it is appropriate to recognize revenue on a gross or net basis based upon our evaluation of whether we obtain control of the specified goods or services by considering if it is primarily responsible for fulfillment of the promise, has inventory risk and has latitude in establishing pricing and selecting suppliers, among other factors. Based on these factors, marketplace revenue is generally recorded on a net basis and logistics revenue is generally recorded on a gross basis. Revenue excludes any amounts collected on behalf of third parties, including indirect taxes.

Marketplace Revenue

We provide a mix of marketplace services to merchants. We provide merchants access to our marketplace where merchants display and sell their products to users. We also provide ProductBoost services to help merchants promote their products within our marketplace.

Marketplace revenue includes commission fees collected in connection with user purchases of the merchants’ products. The commission fees vary depending on factors such as user location, demand, product type, and dynamic pricing. We recognize revenue when a user’s order is processed and the related order information has been made available to the merchant. Commission fees are recognized net of estimated refunds and chargebacks. Marketplace revenue also includes ProductBoost revenue for displaying a merchant’s selected products in preferential locations within our marketplace. We recognize revenue when the merchants’ selected products are displayed. We refer to our marketplace revenue, excluding ProductBoost revenue, as our core marketplace revenue.

Logistics Revenue

Our logistics offering for merchants, introduced in 2018, is designed for direct end-to-end single order shipment from a merchant’s location to the user. Logistics services include transportation and delivery of the merchant’s products to the user. Merchants are required to prepay for logistics services on a per order basis.

We recognize revenue over time as the merchant simultaneously receives and consumes the logistics services benefit as the services are performed. We use an output method of progress based on days in transit as it best depicts our progress toward complete satisfaction of the performance obligation.

Deferred Revenue

Deferred revenue consists of amounts received, primarily related to unsatisfied performance obligations of logistics services, at the end of the period. Due to the short-term duration of contracts, all of the performance obligations will be satisfied in the following reporting period.

Refunds and Chargebacks

Refunds and chargebacks are associated with marketplace revenue. Returns are not material to our business. Estimated refunds and chargebacks are recorded on the consolidated balance sheets as refunds liability. The merchants’ share of the refunds are recorded as a reduction to the amount due to merchants. The revenue recognized on transactions subject to refunds and chargebacks is reversed. We estimate future refunds and chargebacks using a model that incorporates historical experience and considering recent business trends and market activity.

Incentive Discount Offers

We provide incentive discount offers to our users to encourage purchases of goods through our marketplace. Such offers include current discount offers of a certain percentage off current purchases, and inducement offers, such as set percentage offers off future purchases subject to a minimum current purchase. We generally record the related discounts taken as a reduction of revenue when the offer is redeemed. We also offer free products to encourage users to make purchases on our marketplace. The resulting discount is recorded as a reduction of revenue when the offer for free product is redeemed.

Operating Lease Obligations

We lease facilities and data center co-locations in multiple locations under non-cancelable lease agreements through 2025. We determine if an arrangement is a lease at inception. For leases where we are the lessee, ROU assets represent our right to use the underlying asset for the term of the lease and the lease liabilities represent an obligation to make lease payments arising from the lease. Certain lease agreements contain tenant improvement allowances, rent holidays and rent escalation provisions, all of which are considered in determining the ROU assets and lease liabilities. We begin recognizing rent expense when the lessor makes the underlying asset available for use by us. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. Lease renewal periods are considered on a lease-by-lease basis in determining the lease term. The interest rate we use to determine the present value of future lease payments is our incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly-traded debt securities of companies with credit and financial profiles similar to our own. The ROU asset is determined based on the lease liability initially established and adjusted for any prepaid lease payments and any lease incentives received. The lease term to calculate the ROU asset and related lease liability includes options to extend or terminate the lease when it is reasonably certain that we will exercise the option. Certain leases contain variable costs, such as common area maintenance, real estate taxes, or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

We have granted stock options and RSUs to employees and nonemployees. We measure stock options based on their estimated grant date fair values, which we determine using the Black-Scholes option-pricing model. We record the resulting expense in the consolidated statements of operations and comprehensive loss over the period of service required to vest in the award, which is generally four or five years. We account for forfeitures as they occur.

RSUs that we grant to employees vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four or five years. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or an IPO. We measure RSUs granted to employees based on the fair market value of its common stock on the grant date. We have not recorded any stock-based compensation expense for RSUs as of September 30, 2020, because a qualifying event has not occurred. If a qualifying event occurs in the future, we will record cumulative stock-based compensation expense using the accelerated attribution method for those RSUs for which the service condition has been satisfied prior to the qualifying event, and we will record the remaining unrecognized stock-based compensation expense over the remainder of the requisite service period. If the qualifying event had occurred on September 30, 2020, we would have recorded cumulative stock-based compensation expense of approximately $355 million for the nine months ended September 30, 2020, and would recognize the remaining $153 million of unrecognized stock-based compensation expense over a weighted-average period of approximately 1.78 years.

Valuation of Common Stock, Redeemable Convertible Preferred Stock, and Redeemable Convertible Preferred Stock Warrant

We determined the fair value of common stock, redeemable convertible preferred stock, and redeemable convertible preferred stock warrant in 2017, 2018, and 2019, and for the nine months ended September 30, 2020 based on the market approach under which our equity value was estimated by applying valuation multiples derived from the observed valuation multiples of comparable public companies to management forecasted financial results.

We used the Probability Weighted Expected Return Method (“PWERM”) to allocate our equity value among outstanding common stock, redeemable convertible preferred stock, warrant, and equity awards. We applied the PWERM by first defining the range of potential future liquidity outcomes, such as an IPO, and then allocating its value to outstanding stock, warrant, and equity awards based on the relative probability that each outcome will occur. The valuation and allocation approaches involve the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding expected future revenue, as well as discount rates, valuation multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between these assumptions, impact our valuation as of each valuation date and may have a material impact on the valuation of our common stock, redeemable convertible preferred stock, and redeemable convertible preferred stock warrant.

Income Taxes

We account for income taxes using the asset and liability method, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between consolidated financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

We determine whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of benefit attributable to the position is recognized. The tax benefit to be recognized for any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency.

It is our policy to include penalties and interest expense related to income taxes as a component of interest and other income (expense), net as necessary.

Recent Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus for accounting pronouncements recently adopted and recent accounting pronouncements not yet adopted as of the date of this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Sensitivity

Cash, cash equivalents and marketable securities as of December 31, 2019 and September 30, 2020 were held primarily in cash deposits and money market funds. The fair value of our cash, cash equivalents, and investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. A 100 basis point increase or decrease in our current interest rates could increase or decrease our interest income by $11 million for the year ended December 31, 2019 and the nine months ended September 30, 2020.

Foreign Currency Risk

Our sales to users are denominated in local currencies, primarily in U.S. dollars and Euros. We believe we have minimal exposure to Euros as we convert Euros into U.S. dollars a few days after receipt. We do pay our merchants in China in Renminbi and that creates an exposure for a short period of time. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. A 10% increase or decrease in current exchange rates could result in additional income or expense of $29 million for the year ended December 31, 2019 and $43 million for the nine months ended September 30, 2020. Beginning in 2020 we began entering into forward contracts to manage a portion of this risk.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations.

BUSINESS

Overview

We launched Wish with a simple mission — to bring an affordable and entertaining mobile shopping experience to billions of consumers around the world. Since our founding in 2010, our vision has been to unlock ecommerce for consumers and merchants, by providing consumers access to a vast selection of affordable products and by providing merchants access to hundreds of millions of consumers globally. We have become one of the largest and fastest growing global ecommerce platforms, connecting more than 100 million monthly active users in over 100 countries to over 500,000 merchants offering approximately 150 million items. Our platform combines technology and data science capabilities, an innovative and discovery-based mobile shopping experience, a comprehensive suite of indispensable merchant services, and a massive scale of users, merchants, and items. This combination has allowed us to become the most downloaded global shopping app for each of the last three years according to a report from Sensor Tower.19

We are focused on democratizing mobile commerce by making it affordable and accessible to anyone. The global mobile commerce market was $2.1 trillion in 2019 and is expected to more than double to reach $4.5 trillion by 2024.20 While ecommerce grew from 3% of global commerce in 2010 to 14% in 2019, ecommerce companies have largely focused on serving affluent consumers by offering branded goods and prioritizing convenience over price. However, 44% of U.S. consumers and 85% of European consumers have a household income of less than $75,00021 and cannot afford many traditional ecommerce offerings. Additionally, in the emerging economies of Africa, the Middle East, Latin America, and Eastern Europe, where the average household income is approximately $18,000, affordability will be the key element for users shopping online. We believe that the next billion ecommerce customers will be these value-conscious consumers. According to a survey we conducted in 2020 across 2,850 consumers in select countries, approximately 75% of those responding prioritize the price of an item over brand and delivery time. We built Wish to serve these consumers who favor affordability over brand and convenience, and are being underserved by traditional ecommerce platforms.

We are revolutionizing mobile commerce with a user experience that is mobile-first, discovery-based, deeply-personalized and entertaining. Over 90% of our user activity and purchases occur on our mobile app. Our data science capabilities allow us to mirror how consumers have shopped for decades in brick-and-mortar stores by offering a discovery-based shopping experience on a mobile device. Our highly-personalized product feed enables our users to discover products they want to purchase by simply scrolling through our mobile app and browsing. Over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing. Wish users engage with our app in a similar manner to how they engage with social media; scrolling through image-rich, highly-engaging, and interactive content. To enhance user engagement, we incorporate fresh gamified features, rich user-generated content including photos, videos, and reviews, and a wide range of relevant products to make shopping more entertaining. Our differentiated user experience has driven superior engagement with Wish users spending on average over nine minutes per day on our platform during the twelve months ended September 30, 2020.

We also built Wish to empower merchants around the world. Today, most of our merchants are based in China. We initially grew our platform focusing on merchants in China, the world’s largest exporter of goods for the last decade,22 due to these merchants’ strength in selling quality products at

[19]	Sensor Tower, analysis of store intelligence platform data, November 2019.
[20]	eMarketer, Global eCommerce 2020, June 2020.
[21]	Euromonitor International Limited, Economies and Consumers, updated August 2020.
[22]	The World Factbook 2020. Washington, DC: Central Intelligence Agency, 2020.

competitive prices. We continue to expand our merchant base around the world. The number of merchants on our platform in North America, Europe, and Latin America has grown approximately 234% since 2019. In particular, the number of merchants on our platform in the U.S. has grown approximately 268% since 2019. Through our diversified and global merchant base, we are able to offer greater depth and breadth of categories and products. We give our merchants immediate access to our global base of over 100 million monthly active users and a comprehensive suite of indispensable services, including demand generation and engagement, user-generated content creation, data intelligence, promotional and logistics capabilities, and business operations support, all in a cost-efficient manner.

Local brick-and-mortar stores worldwide are struggling to attract consumers and compete in a retail world being transformed by ecommerce and industry consolidation. We launched Wish Local in 2019 to help these merchants increase their online reach and discovery, gain foot traffic, and drive additional sales. Today, we have almost 50,000 Wish Local partners in 50 countries who have signed up to our Sell on Wish feature to upload their in-store inventory on Wish for local pick-up or delivery. Our Wish Local partners also serve as Wish Pickup locations for online Wish orders, which effectively gives us a local warehousing and fulfillment footprint around the world without owning any real estate.

Our scale, combined with our extensive data science capabilities, provides us with a unique competitive advantage and is core to our business operations. We collect, analyze, and utilize data across over 100 million monthly active users, over 500,000 merchants, and approximately 1.8 million items sold per day to improve the shopping experience for users and the selling experience for merchants. Our proprietary algorithms analyze a rich and growing data set of transactions and historical behaviors of both users and merchants to drive continuous optimization on the platform and inform key business decisions on a daily basis. Our data science enables personalization at the individual user level at a massive scale and drives significant advantages across all aspects of our business operations, including user acquisition, user experience, pricing strategies, user-generated content, merchant insights, and user and merchant support. For example, our user acquisition strategies utilize our data science capabilities to make decisions on what to show to whom, when, and through which acquisition channel, with a focus on maximizing our return on marketing investment and user conversion. We also leverage our data and unique insights to extend our platform outside of our core business and drive additional growth opportunities, including new services to merchants and new categories for users.

Our proprietary data and technology also fuel our powerful network effects. As Wish grows, we accumulate more data across user and merchant activities, we strengthen our data advantage, and we create an even better experience for everyone on our platform, which in turn attracts more users and merchants. As more users come to Wish, driven by the affordable value proposition and differentiated shopping experience, we drive more sales to our merchants. Adding more users also reinforces our user-generated feedback loop of ratings, reviews, photos, and videos, which drives greater user engagement. As more merchants succeed on Wish, more merchants join the platform to grow their businesses, broadening our product selection, which in turn improves the user experience. This flywheel effect has driven tremendous value to both users and merchants and has made Wish one of the largest ecommerce marketplaces in the world.

We have experienced substantial growth since our founding in 2010. We grew our revenue from $1.1 billion in 2017 to $1.9 billion in 2019 at a compound annual growth rate of 31% and from $1.3 billion for the nine months ended September 30, 2019 to $1.7 billion for the nine months ended September 30, 2020, an increase of 32%. Our revenue is diversified and global. For the nine months ended September 30, 2020, 82% of our revenue was from marketplace services, 90% of which was from core marketplace revenue, which includes commission fees earned from the sale of products on our marketplace, and 10% of which was from our ProductBoost, and for the nine months ended September 30, 2020, 18% of our revenue was from logistics services, which consist of fees from merchants for services to facilitate shipments.

ProductBoost is an advertising feature by which our merchants can promote their listings within user feeds. In terms of geographic diversification by users, for the nine months ended September 30, 2020, 43% of our core marketplace revenue came from Europe, 42% from North America, 5% from South America, and 10% from the rest of the world. Our growth has been highly capital efficient. We have been able to achieve this massive growth and scale by having net cumulative cash flow from operations of $16 million from January 1, 2017 to September 30, 2020, aided by our positive cash float. In 2019, we generated a net loss of $129 million and Adjusted EBITDA of $(127) million, compared to a net loss of $208 million and Adjusted EBITDA of $(211) million in 2018, and a net loss of $207 million and Adjusted EBITDA of $(135) million in 2017. For the nine months ended September 30, 2020, we generated a net loss of $176 million and Adjusted EBITDA of $(99) million, compared to a net loss of $5 million and Adjusted EBITDA of $(11) million for the nine months ended September 30, 2019. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Our Market Opportunity

Global ecommerce is a massive and growing market. In 2019, global ecommerce was a $3.4 trillion market expected to nearly double to reach $6.3 trillion by 2024. Excluding China, the global ecommerce market was $1.6 trillion in 2019 and is expected to grow to $2.7 trillion by 2024.23 Within ecommerce, mobile is the clear dominant force, comprising 63% of global ecommerce in 2019, and is expected to grow to 71% by 2024.24 While the market is large and rapidly growing, modern ecommerce has not evolved to fit the expectations and affordability needs of the global population.

Billions of Value-Conscious Consumers Are Underserved

Value-conscious consumers represent a large and growing portion of the global consumer population, and they have been historically underserved by traditional ecommerce. For this segment of the global population, price is often the single most important determinant when making a purchase. Forty-four percent of U.S. consumers and 85% of European consumers have a household income of less than $75,000,25 and we estimate that there are over 1 billion households with income of less than $75,000 around the world, excluding China and India. Additionally, in the emerging economies of Africa, the Middle East, Latin America, and Eastern Europe, where the average household income is approximately $18,000, affordability will be the key element for users shopping online for the first time. We believe that the next billion ecommerce customers will be these value-conscious consumers.

This value-conscious population has significant and highly resilient buying power which can be evidenced by the success of discount retailers. While traditional brick-and-mortar retail continues to face challenges, discount retailers remain resilient as bargain-hunting consumers continue to shop at value-focused stores. Between 2019 and 2021, the number of variety store retailer locations in the U.S. is expected to increase.26 Despite their sizable presence, these discount retailers have achieved limited success in moving their low-price point business models online.

Traditional Ecommerce Does Not Meet Evolving Consumer Behavior

Discovery is a foundational aspect of the brick-and-mortar shopping experience. Shopping in store allows consumers to browse and discover new products that they want, driving many consumers

[23]	eMarketer, Global eCommerce 2020, June 2020.
[24]	eMarketer, Global eCommerce, 2020.
[25]	Euromonitor International Limited, Economies and Consumers, updated August 2020.
[26]	Euromonitor International Limited, Retailing 2020 edition, published July 2020.

to purchase items beyond their planned purchases. This type of navigational browsing often creates purchase intent for new products. A study conducted in 2019 by First Insight, a provider of data analytics for the retail industry, found that 89% of women and 78% of men who visit physical stores frequently add additional items to their cart beyond their identified need.27 However, the largest ecommerce companies in the world were created on desktop, and their consumer experiences are predominantly search-driven rather than discovery-based. When porting that search-driven experience to mobile, consumers can shop for what they know they need, but struggle to browse, engage, and discover new products. On average, people spend 3 hours per day28 on their mobile device, primarily on social and video mobile apps.29 As consumers spend more and more of their time on mobile, they expect visually rich, engaging, and personalized experiences. Mobile has become an effective platform for discovery in other verticals outside of ecommerce such as social media, gaming, music, and video, but we believe that online shopping has lagged in offering mobile discovery.

Merchants Around the World Lack Access to Global Consumers

Ecommerce represents a massive opportunity for global merchants, but they often struggle to access and serve global ecommerce consumers. IDC estimates that there are approximately 348 million SMBs around the world as of 2019,30 and the success of these businesses is imperative to local, national, and global economies. SMBs make up over 90% of all enterprises globally and employ over 50% of the global workforce.31 Despite their scale and economic power collectively, individual SMBs are often challenged, as evidenced by approximately 20% of U.S. SMBs failing in their first year and approximately 50% failing after five years in business, according to 2019 data.32 For merchants around the world to grow their businesses, the ability to reach and target consumers at scale is critical.

Merchants Lack Technology-Driven Tools to Operate Their Businesses

Many merchants lack the tools to operate their businesses efficiently, including expertise and resources to acquire users, shipping and logistics platform, payment capabilities, access to credit, effective user support, and comprehensive data insights. For example, based on an independent survey, almost half (45%) of SMBs in the United States have reported a lack of any online presence, demonstrating challenges these merchants face in running their businesses in an increasingly digital world.33

[27]	First Insight, The State of Consumer Spending, March 2019.
[28]	eMarketer, US Mobile Time Spent 2020, June 2020.
[29]	eMarketer, US Mobile Time Spent 2020, June 2020.
[30]	IDC, Understanding the Needs of the Global Small and Medium-Sized Business Market, US46393020, May 2020.
[31]	United Nations Conference on Trade and Development, The International Day of Micro, Small and Medium Enterprises (MSMEs), June 2020.
[32]	Small Business Administration (SBA) Office of Advocacy, Frequently Asked Questions, 2018.
[33]	CNBC, Small Business Survey, 2017, updated May 2019.

The Wish Platform

Our global ecommerce platform connects over 100 million monthly active users in over 100 countries to over 500,000 global merchants. We seek to democratize ecommerce by making the Wish platform affordable, open, and accessible to all users and merchants worldwide. We do this through our relentless focus on product, technology, and data science. For our users, we are revolutionizing the mobile shopping experience by making it affordable, personalized, and entertaining. For our merchants, we offer immediate, cost-efficient access to our global user base, scaled data, and technology platform, as well as a comprehensive suite of indispensable services to help run their businesses and drive sales. To serve our global and diversified user and merchant base, we approach our platform development with a specific geographic focus, tailoring key features to solve for the needs of that locality, and enabling an authentic, localized experience.

Value Proposition to Wish Users

Today, we serve more than 100 million monthly active users and more than 67 million annual buyers. Our users are global and diverse, representing a wide range of age demographics and household incomes. Forty-three percent of our users are millennials and the median household income of our users is approximately $50,000, as of August 2020 based on our survey.

We have democratized ecommerce by making it:

•

Affordable.    Price is the single most important determinant when making a purchase for a substantial portion of the global population, and we aim to serve the affordability needs of these consumers. According to our survey of 2,850 consumers in select countries, approximately 75% of those responding prioritize the price of an item over brand and delivery time. Additionally, 95% of the survey participants who shop on Wish stated that they find items on Wish to be at a discount to branded alternatives. The merchants on our platform offer primarily unbranded products that can be discounted in excess of 85% as compared to branded alternatives across a number of categories, such as wireless ear buds and air fryers. For example, based on our internal research, the average price of the top 20 wireless ear buds sold on Wish is approximately $20, compared to the online retail average price of a select set of recognized branded alternatives of approximately $165, and the average price of the top 20 air fryers sold on Wish is approximately $85, compared to approximately $173 on average for a select set of recognized branded alternatives.[34] We have a number of policies which, in combination with our robust user-generated content, promote higher quality merchants and products on our platform. This allows us to offer a vast selection of high-quality items at competitive prices, a value proposition that attracts more than 100 million monthly active users to our platform.

•

Accessible.    Making Wish open and accessible to everyone is core to our strategy. Within ecommerce, mobile is the clear dominant force, comprising 63% of global ecommerce in 2019, and is expected to grow to 71% by 2024.[35] We built Wish to be mobile-first so any consumer around the world can easily access our shopping platform on a mobile device. We also do not have membership fees, understanding that millions of consumers are value-conscious and/or would not be able to afford such fees.

•

Everywhere.    Since our founding we have continuously expanded our global footprint, with the result that we have users in over 100 countries today. To better serve our global user base, we localize various features on our online platform and tailored our experience to each respective market through, for example, making it accessible in 40 different languages and providing country-specific payment methods. This localization improves the engagement of our large, diverse user base. In addition to connecting our users with our online merchants, we started connecting users with local brick-and-mortar stores through our Wish Local program. Wish Local allows our users to shop online and also stop by our almost 50,000 Wish Local partner stores to pick up products that they purchase through our online platform. Our users can support their local businesses through increased foot traffic, which drives additional sales.

We have re-invented the online shopping experience to be:

•

Mobile-First.    Wish was built for mobile. Our application is deliberately designed to be image-rich, with minimal search input or text-based interactions. Over 90% of our user activity and purchases occur on our mobile app.

•

Discovery-Based.    Our mobile shopping experience mirrors how consumers have shopped for decades in brick-and-mortar stores. Our platform is designed to make it easy to navigate a vast selection of products when users do not have a specific item or brand in mind. On average, our users see over 500 distinct products across many different categories on a daily basis. Unlike other ecommerce platforms where consumers often visit with a predetermined purchase intent on specific items, our navigational and entertaining shopping experience gives us the ability to create purchase intent in our users across a diverse set of products and categories. Over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing.

•

Personalized.    No two users’ Wish interfaces and product feeds look the same. Utilizing big data technology, we enable customization on a massive scale. We deliver personalized and curated products to our users and help them discover desired products quickly. Our goal is to create an experience that is responsive to our users’ preferences so that the products that they see are relevant to them. As a result, over 65% of our users click on a product detail page from the main feed. Every single one of our more than 100 million monthly active users

[34]

Screening criteria for these products sold on Wish includes the top selling unbranded items (based on total sales) sold on Wish achieving an average rating of 4.0 out of 5.0 stars or higher from our users.

[35]	eMarketer, Global eCommerce, 2020.

receives a unique experience tailored to their individual user profiles, history and other contextual data in our data engine. Our focus on personalization has resulted in improving engagement and monetization.

•

Entertaining.    We have transformed the user experience to make shopping on Wish as engaging and entertaining as browsing social media. For example, the product assortment on the user’s feed is a source of entertainment as this personalized feed allows the user to scroll through and explore a wide range of relevant products. In addition, our Blitz Buy feature engages users to spin a wheel in the app and creates a sense of exclusivity by generating a once-a-day sale on a limited number of extra discounted products. By incorporating interactive and social features, we increase the length and frequency of a user’s sessions and drive increased engagement. Wish users spent on average over nine minutes per day on our platform during the twelve months ended September 30, 2020.

Value Proposition to Wish Merchants

We built Wish to empower merchants around the world. Today, we serve more than 500,000 merchants and we partner with almost 50,000 Wish Local stores in 50 countries. Some of our merchants sell exclusively online, others from their brick-and-mortar stores, and some sell both online and offline through their stores.

Accessible and Cost Efficient Ecommerce Platform.    We give our merchants immediate access to our global base of over 100 million monthly active users and a comprehensive suite of indispensable services in a cost-efficient manner to help them run their businesses and grow sales. Most of our merchants sell unbranded goods, while approximately 80% of U.S. retail is estimated to be branded.36 Merchants selling unbranded goods have historically been underserved and lacked effective, direct access to a scaled global user base. In order to make our platform accessible to every merchant globally, we do not charge any monthly subscription fees, nor do we require deposits. Merchants pay us only when we have helped them generate a sale. Through our merchant platform, we seek to empower these highly capable merchants offering quality products at compelling values and unlock this supply of goods to consumers globally.

In addition, we give our merchants the following indispensable services:

Demand Generation and Engagement

•

Global Reach for Online Merchants.    Wish gives merchants immediate access to over 100 million monthly active users across more than 100 countries, with a significant user footprint in the U.S. and Europe. We help our merchants reach these users in a highly targeted and cost-efficient manner. Our global reach is supported by our proprietary logistics platform which enables reliable and affordable delivery to users around the world.

•

Digital Presence for Brick-and-Mortar Stores.    Through Wish Local, we partner with a global network of local brick-and-mortar stores and provide them with access to our global online user base and help enable online discovery of their stores and products. Wish Local stores can sign up to our Sell on Wish feature to upload their in-store inventory on Wish for local pick-up or delivery. They can also serve as Wish Pickup locations for online Wish orders. These features help Wish Local stores drive additional foot traffic and increase sales.

[36]	eMarketer, US Private Label vs. Branded Retail Sales Share of CPG Products, by Channel, March 2019, March 2018, and August 2019.

•

Promotion.    Wish merchants can amplify their reach and sales by utilizing our native advertising tool, ProductBoost. Merchants can select which products they would like to advertise and create a campaign for them including setting a budget and timeline to display the ad. We utilize data science to optimize placement of the product on a user’s feed, target users who have a higher propensity to engage with our platform and buy from our merchants, and maximize the merchant’s return on ad spend. In addition, for products that receive exceptional buyer feedback, we offer our merchants the opportunity to earn Verified by Wish badges, which are shown to users and increase the visibility of the product on our platform.

User-Generated Content Creation.    User-generated content, in particular, authentic, localized content, can meaningfully improve user engagement and increase purchases of products on our platform. Our value-conscious users rely on user-generated content such as reviews, ratings, photos, and videos in local languages, rather than brand recognition, when making purchase decisions. In the first nine months of 2020, our users contributed approximately 85 million product ratings and 72 million store ratings as well as approximately 10.5 million images and 1.9 million videos. Our user-generated content repository also contains guides and how-to’s that can add instructional value to our product listings. This makes the content on our platform an important source of trust and quality for our largely unbranded product selection. Our data science prioritizes items with favorable reviews, higher ratings and shipping history, connecting buyers with high-quality merchants and enhancing both the user and merchant experience.

Data Intelligence

•

Data Insight.    We provide our merchants a comprehensive data set to run their businesses through the Wish Merchant Dashboard. This dashboard of key valuable metrics and analytics helps our merchants monitor and improve their performance in terms of total impressions, overall sales, product assortment, service quality, fulfillment, shipping needs, and refunds, among others. These data insights help our merchants drive more sales on Wish.

•

Revenue Impact.    Our proprietary, state-of-the-art data science capabilities are designed to display products to users who are most likely to buy them, in turn driving more revenue to merchants. We take into account a variety of factors, including our users’ demographics and past purchase behaviors, to ensure that merchants reach the most relevant population of users.

Logistics

•

Shipping Logistics.    With ongoing changes to global postal regulations and increases in cross-border sales volume, logistics has become paramount for small merchants to succeed in ecommerce. We facilitated the shipment of over 640 million items during the twelve months ended September 30, 2020 to buyers across more than 100 countries. To support this immense volume, we have built and continue to invest in our robust global logistics platform. We have developed a number of logistics programs including WishPost, Export Processing Center (“EPC”), A+, Fulfillment by Wish (“FBW”), and Fulfillment by Store (“FBS”). We have also established relationships with national postal networks and formed partnerships with third-party carriers to provide a set of reliable cross-border logistics solutions at competitive costs for our merchants. We believe that ensuring a consistent delivery experience for our users increases value to our merchants by boosting sales volumes and minimizing returns.

Given the UPU’s recent postal rate reform and overall increasing logistics costs globally, particularly costs related to ChinaPost services, we have invested in new logistics offerings and related technology and data science to further diversify our logistics operations. The percentage of packages shipped through our proprietary logistics platform has grown substantially from 0% in 2016 to over 90% in October 2020. Of this volume, we perform all logistic services on behalf of our merchants for approximately 50% of the packages. For the remaining 50%, merchants can choose the carrier and the desired service level based on what is available on our logistics platform. In July 2020, the U.S. was granted permission from the UPU members to set its own inbound postage rates, subject to certain caps, which led to higher postage rates for cross-border shipments. Despite this development, based on our diversified logistics offering, we were able to continue operations seamlessly.

•

Wish Local Pick-Up.    Through our Wish Local partnerships, we enable our online merchants to send their inventory to our almost 50,000 partner pick-up locations in close proximity to users to allow for quicker, localized pickup. These Wish Local stores effectively give us a local warehousing and fulfillment footprint around the world without owning any real estate. Pick-up enables faster fulfillment as well as additional savings for our users. We believe that additional fulfillment options and savings to users increase conversion and sales to our merchants.

Business Operations

•

Optimization Tools, Services, and Education.    We provide tools, services, and ongoing education to our merchant base to help them improve their business operations and drive greater success. At onboarding, we equip new merchants with resources and best practices to help them list their products, launch their stores, and upload, manage, and edit product listings. We also provide ongoing education and seminars for our merchants on broader topics relating to merchandising, logistics, and ecommerce, among others, to further promote merchant success.

•	International Compliance. Wish assists merchants with local compliance requirements globally. For example, Wish has a tax engine that helps merchants comply with local tax requirements.

•

Payment Processing.    Wish optimizes global payment acceptance, installment payments and fraud prevention on behalf of our users and merchants by leveraging numerous third-party Payment Service Providers. We work with a broad network of regional and local payment providers and customize currency on our app to ensure optimal engagement locally.

•

Early Payment Program.    We provide an early payment program to our merchants where we accelerate payment to select qualified merchants by leveraging our data on merchants’ sales activities on our platform, consumer reviews, shipping times, and inventory values, among others.

•

User Support.    Our largely outsourced global user support team offers localized support in over 20 languages, and handles user inquiries at all stages of the shopping experience. Hundreds of agents assist users with questions regarding delivery, item particulars, and payment and checkout. The team also focuses on ensuring quality interactions, supporting users through social media, training new agents, and processing vendor escalations. In 2018, we launched the Wish Support Bot, an automated user support platform to supplement our team of agents, further increasing operational efficiency and quality of user support. From January to July 2020, our Wish Support Bot has been responsible for resolving over 65% of inbound support requests. As the user experience remains our primary focus, we will continue to expand and improve the user support platform.

•	Merchant Support. We offer our merchants with 24x7 support so they can fully leverage our merchant platform. In many geographies, we have native language support and can support over 20 languages.

Data Science

Our technology and data science capabilities drive all aspects of our business. Our data advantage comes from our rich and growing data set of historical and recent user and merchant behaviors and transactions, and deep understanding of our more than 100 million monthly active users, over 500,000 merchants, and approximately 1.8 million items sold per day. All of this feeds into a proprietary data science algorithm that we continuously optimize for more intelligent insights and decision making.

Key examples of how we use data science to drive our business include:

•

User Acquisition:    We have extensive experience and have invested heavily in cost-effective, data-driven digital marketing and user acquisition strategies. We use a diverse range of social media channels and other online channels to market to potential Wish users. Additionally, our massive scale has resulted in significant growth in our organic reach which supplements our paid marketing efforts. We leverage the power of our proprietary data to make decisions on what to show to whom, when, and through which acquisition channel, with a focus on maximizing our return on marketing investment and conversion. We also design innovative marketing programs that help increase brand awareness by targeting people who have a higher propensity to engage with our platform and buy from our merchants.

•

Lifetime Value Maximization:    We are intently focused on maximizing cumulative lifetime value (“LTV”) of our users and optimizing the initial user acquisition investment. Data science plays a critical role in achieving this goal as it informs key decisions we make on a continuous basis including an estimation of potential long-term value of an individual user, a group of users as well as specific countries. This determines how we allocate marketing investment across different users, marketing channels, and geographies, and drives our user acquisition and re-engagement strategies as well as longer-term investment priorities.

•	Dynamic Pricing: We utilize our data to dynamically vary prices across products to optimize conversion as well as our margin. Given the wide array of unbranded items available on Wish,

we can easily substitute products in our discovery-based shopping environment. This type of shopping environment is well suited to gauge user demand and conduct price discovery on a global level as well as on an individual user level. We take into account characteristics of the product and the user to estimate price sensitivity and vary pricing to achieve a margin target at the user and basket level, as opposed to on individual items. Our users typically buy multiple items in a single transaction, which allows us to use low cost items to maximize conversion while still optimizing basket-level margin. Price variability and constant changes on our platform also create a sense of urgency and add to the gamification element.

•

User Personalization:    We leverage our data science and technology to place the right product in front of the right user at the right time and at the right price. Our proprietary algorithms utilize a rich and growing data set of historical and recent user behaviors that includes browsing data, past transactions, reviews, and preferences noted on Wish, to display only the most relevant and personalized content. This data-driven approach enables efficient and enjoyable navigation and discovery on a mobile screen, creates purchase intent across a diverse set of products, and increases conversion to sales. For every 100 user sessions on our platform, an average of approximately 40 items get added to cart.

•

User-Generated Content:    Our platform offers mostly unbranded goods today. Our value-conscious users rely on user-generated content such as reviews, ratings, photos, and videos, rather than brand recognition, when making purchase decisions. This makes the user-generated content on our platform an important source of trust and quality for our largely unbranded product selection. Our data science prioritizes items with favorable reviews, higher ratings and shipping history, connecting buyers with high-quality merchants and enhancing both the user and merchant experience.

•

Merchant Insights:    Our platform includes a merchant dashboard with built-in analytics to help merchants sell more products and track their performance. Our data capabilities help merchants better understand user behavior and preferences, enabling them to operate more intelligently and efficiently. We give our merchants access to their products’ sales, impressions, refund ratios, ratings, and reviews, as well as insight into their products’ shipping performance including time to door. We regularly rank merchants based on their performance related to user experience and policy compliance. Merchants with high rankings receive greater product impressions, eligibility for faster payment, as well as discounted access to our native advertising tool ProductBoost.

•

ProductBoost:    ProductBoost is our native advertising tool for merchants, which helps them promote their products. Approximately 30% of our merchants used ProductBoost in 2020 to date. Merchants can select which products they would like to advertise and create a campaign for them including setting a budget and timeline to display the ad. Merchants receive various key metrics that track the performance of their Boosted products, including return on ad spend, number of impressions, and number of conversions. We utilize data science to optimize placement of the product on a user’s feed, target users who have a higher propensity to engage with our platform and buy from our merchants, and maximize the merchant’s return on ad spend.

•

Logistics:    We leverage data science to power our logistics platform and continuously improve our logistics offering to our merchants. We combine this global network with data science to improve transparency and logistics operational efficiency for our merchants, while also aiming at reducing shipping time and improving delivery reliability for our buyers.

•

User and Merchant Support:    We use data to understand what a user or merchant is likely to need help with in order to improve the quality of support and maximize cost efficiency of providing such support. Utilizing our vast data set drives efficiency for us by allowing us to track various success metrics including spend per ticket, resolution rates, and user and merchant satisfaction scores.

Our Network Effects

Our platform benefits from powerful network effects, fueled by our proprietary data and technology. We collect, analyze, and utilize data across our over 100 million monthly active users, over 500,000 merchants, and approximately 1.8 million items sold per day to improve the shopping experience for users and the selling experience for merchants. Our proprietary algorithms analyze a rich and growing data set of transactions and historical behaviors of both users and merchants to drive continuous optimization on the platform and inform key business decisions on a daily basis. Our data science enables personalization at the individual user level at a massive scale and drives significant advantages across all aspects of our business operations, including user acquisition, user experience, pricing strategies, user-generated content, merchant insights, and user and merchant support.

As Wish grows, we accumulate more data across user and merchant activities, we strengthen our data advantage, and we create an even better experience for everyone on our platform, which in turn attracts more users and merchants. As more users come to Wish, driven by the affordable value proposition and differentiated shopping experience, we drive more sales to our merchants. Adding more users also reinforces our user-generated feedback loop of ratings, reviews, photos, and videos, which drives greater user engagement. As more merchants succeed on Wish, more merchants join the platform and grow their businesses with Wish, broadening our product selection which in turn improves the user experience. This flywheel effect has driven tremendous value to both users and merchants and made Wish one of the largest ecommerce marketplaces in the world.

Our Growth Strategy

We leverage our data and unique insights on merchants and users to extend our platform outside of our core business and drive additional growth opportunities. Our data science capabilities are a unique advantage and core to the operations of our business.

Grow Our Base of Users

•

Continue to Acquire New Users.    We are focused on growing our user base around the world. We currently serve users in over 100 countries. We estimate that there are over 1 billion households with income of less than $75,000 around the world, excluding China and India. We intend to grow our user base by cost effectively reaching new users through a combination of data-driven and targeted advertising campaigns, word of mouth and other marketing efforts, as well as increasing our brand awareness.

•

Drive User Conversion.    We have over 12 million monthly active buyers[37] and over 100 million monthly active users on the platform. We will continue to drive greater user engagement and convert more active users on our platform to become active buyers by utilizing our data science and introducing more interactive and entertaining features.

•

Drive Profitable Lifetime Value from Existing Users.    We will continue to improve the engagement and monetization of our users on our platform to maximize their lifetime value. We plan to achieve this goal using a number of strategies. We will use our data science to drive personalization of our platform, so that we can continue to offer a differentiated mobile shopping experience and continue to drive higher user engagement. We will also continue to offer deeply discounted promotions, including LQD, and an overall gamified experience that further incentivizes users to make a purchase. In addition, we will promote robust, user-generated content which will continue to serve as a source of trust and quality for our largely unbranded product selection. We will also seek to continuously improve our ease of use by investing in our user support and logistics platform to enable faster deliveries and localization of our platform, ensuring optimal engagement by our global user base.

•

Expand Geographically.    We will continue to expand our global footprint and enter new geographies and acquire new users in those markets. In particular, countries in Africa, Latin America, and Eastern Europe are key growth markets with large and growing populations as well as a significant portion of the population with lower average household incomes. Within these markets, the proliferation of consumer mobile use and improvements in internet infrastructure will help us establish and grow our business. In addition, our investments in our own logistics network will help us achieve better breadth and density of coverage in our newer regions and countries, enabling a better user experience and localized, high-quality delivery and customer service.

Grow Our Base of Merchants and Offerings

•

Diversify Our Merchant Base and Expand Product Categories.    As we grow and diversify our merchant base, we partner with other merchant platforms, such as PayPal, ShipStation, and PlentyMarkets, to acquire additional merchants outside of China and expand our geographic reach and diversity across the merchant base. In 2019, four out of the top 10 selling merchants on our platform were located in the United States selling refurbished electronics, beauty products, and hobby items, which illustrates the ongoing diversification of our merchant base and product categories. We will continue to expand product selection to provide more diversified products at competitive price points to our users.

•

Broaden Merchant Services.    We intend to add additional services to help our merchants grow their businesses and sell more on Wish. These services include educational content and resources as well as tools enabling merchants to promote their products in a variety of ways both on and off the Wish platform, efficiently manage working capital, and fulfill and ship their orders. For example, we have recently expanded our native advertising tool ProductBoost by launching two products – MaxBoost, which enables additional product impressions outside of Wish including on social media platforms, and IntenseBoost, which provides increased product impressions in a shorter period of time.

•

Expand Logistics Platform.    We plan to continue to expand our logistics platform and optimize our proprietary logistics programs. Through strategic partnerships with selected regional postal networks and commercial logistics partners, we aim to become an integrated part of the cross-border logistics value chain with our own logistics services. We intend to leverage our own dedicated channels that we developed to provide faster and more reliable

[37]	Based on available internal data from January 2020 to September 2020.

delivery to our buyers. Given the recent changes to the Universal Postal Union Treaty and overall increasing logistics costs globally, particularly costs related to ChinaPost services, we have invested in new logistics offerings and related data science to further diversify our logistics operations. The percentage of packages shipped through our proprietary logistics platform has grown substantially from 0% in 2016 to over 90% in October 2020. Of this volume, we perform all logistic services on behalf of our merchants for approximately 50% of the packages. For the remaining 50%, merchants can choose the carrier and the desired service level based on what is available on our logistics platform. By investing in logistics, we will also help our merchants reach a larger and more global user base and increase demand for their products. We believe that ensuring a consistent delivery experience for our users increases value to our merchants by boosting sales volumes and minimizing returns. We are also exploring the opportunity to open up our logistics programs to merchants outside of Wish.

•

Grow Our Wish Local Offering.    We will continue to expand our Wish Local program to drive both online and offline commerce. Through the Sell on Wish feature, Wish Local enables local brick-and-mortar stores to digitize their storefronts by uploading their in-store inventory on our platform and selling to our global user base. These stores in turn give us access to a local warehousing and fulfillment footprint at almost 50,000 stores around the world by serving as Wish Pickup locations for online Wish orders. Over time, we will expand our offerings to Wish Local stores and grow our footprint by leveraging our digital marketing expertise as well as partnerships with small business platforms to identify and onboard new Wish Local stores.

Continue to Innovate and Extend Our Platform

•

Monetize Brick-and-Mortar Stores.    We are still in the early stages of building out and monetizing our Wish Local offering. We do not currently charge our Wish Local stores for any incremental traffic or revenue that we help bring to their store. As we continue to grow our Wish Local program, we plan to explore different ways in which we can further enhance our value proposition and monetize our offering, whether in the form of additional traffic or sales to the store.

•

Add New Product Categories.    We plan to continue to diversify product categories and service offerings on Wish. We believe a more comprehensive catalog on our platform will drive superior user engagement. First, as our Wish Local footprint continues to grow, we see an opportunity to expand CPG offerings sold through our Wish Local stores. Many of our Wish Local stores carry CPG products which they can list on our platform through Sell on Wish feature, and the location of Wish Local stores within the community makes this option attractive for CPG products. Second, we aim to expand our platform to include in-person services offered through our Wish Local stores, such as salon, repair, tailor, and event planning. We believe expansion into in-person services will drive increased foot traffic, recurring visits, and increased sales to our merchants. Lastly, we are also expanding our offerings to include affordable brands and off-price branded inventory given the significant consumer demand. Products such as branded refurbished electronics, closeout branded apparel, and off-price branded beauty are some of the most popular categories on our platform. We believe that a larger selection of affordable, branded items will increase Wish’s appeal to both new and existing users.

•

Expand to New Advertising Partners.    Historically, the majority of the advertising on our platform has comprised of our merchants advertising their products by promoting their listings within user feeds. Relatedly, we see a significant opportunity to connect other types of advertisers to our over 100 million monthly active users around the world as we believe our user base presents a diverse and global audience for advertisers across many end markets beyond ecommerce, including financial services, subscription services, and travel. We help these advertisers target individual users using our data science and can support advertisements that show up digitally within a user’s scrolling feed, natively among user-generated content as well as physical advertisements that can be inserted into our shipments. Leveraging our scale and data science, we plan to continue to expand our advertising partners.

•

Grow First-Party Sales.    We leverage the data across our platform to identify key selling trends and consumer preferences to source branded and unbranded inventory directly from manufacturers and sell on our platform. For these direct sales, we act as the principal and owner of the inventory, and for some, we develop and sell under our own private brand. While this revenue is a modest amount today, we will continue to experiment with and optimize first-party sales including our private label strategy.

•

Open Our Commerce Platform to Additional Businesses.    Over time, we plan to open the Wish commerce platform and capabilities to additional businesses. We believe we have been able to attract some of the best engineering talent and have developed best-in-class capabilities across data science, digital performance marketing, logistics, and others functions that support the Wish platform. These capabilities address some of the most enduring challenges that many businesses – both within ecommerce and beyond – face today. We see a significant opportunity in providing access to these capabilities to additional businesses not currently on the Wish platform. For example, we plan to offer access to our logistics offering to any merchant who engages in ecommerce and wants a reliable, affordable, and global shipping solution. Similarly, we plan to offer our digital performance marketing solutions to any advertiser, regardless of their vertical or end market.

Our Platform Offerings and Features

We have developed a powerful two-sided marketplace that drives significant value to both users and merchants. By connecting our users directly to the merchants who directly source their products, we can offer a vast selection of high-quality items at competitive prices.

For Our Users

We designed the Wish platform to be affordable and entertaining by providing relevant products that are determined through data science and personalization. Over 65% of our users click on a product detail page from the main feed, and over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing. Our mobile app and website make it easy for our users to browse and discover new products they want to purchase.

We are focused on enhancing user experience and driving conversion through the use of data. The user experience begins on our main feed, where users scroll through, and the products displayed are determined by our growing repository of historical and recent user behaviors. The relevancy of products displayed is gauged by the number of scrolls and new page downloads by a particular user. Similarly, the appearance of specific app features are tailored to individual users and guided by their prior engagement with and response to such features. The app features that we tailor to individual users include feed banners, feed collection tiles, ordering of top level categories, highlighting of features such as Blitz Buy and Referral Rewards, pricing, notifications outside of the app, and payment options.

We also customize currency and language of our app by region to ensure optimal engagement locally. We enable features on our online platform to be viewed in 40 different languages, which improves engagement of our large, diverse user base.

In order to optimize user conversion, we track user product journey–starting with the time spent on the main feed, followed by the number of detailed product page views, the addition of product to cart, and ultimately check-out. We continue to improve the user experience on the Wish app to drive continued improvements in user conversion.

The following products help us to provide a seamless experience for our users across our platform.

Affordability and Accessibility

Pricing.    The merchants on our platform offer primarily unbranded products that can be discounted in excess of 85% as compared to branded alternatives across a number of categories, such as wireless ear buds and air fryers. For example, based on our internal research, the average price of the top 20 wireless ear buds sold on Wish is approximately $20, compared to the online retail average price of a select set of recognized branded alternatives of approximately $165, and the average price of the top 20 air fryers sold on Wish is approximately $85, compared to approximately $173 on average for a select set of recognized branded alternatives.38 Additionally, competition within our merchant base to generate sales keeps price points for items low. We also leverage data science to help our users find attractive value, and we ingest signals and data from user engagement with specific products and advertisements on our platform in order to dynamically determine the most optimal price for the individual user.

Pay Later.    Through our Pay Later program eligible users can defer payment of portions of the purchase price for up to 30 days. Pay Later does not include any fees or interest and makes many products more affordable for our users.

Wish Cash.    Users can also build their Wish Cash balances by getting rewards through the application in various ways including referring friends to make a purchase on Wish. Users can in turn use their Wish Cash balance to make purchases, as well as get refunds faster than waiting for traditional banking delays. In some countries such as the United States, users are also able to use cash deposits at certain Wish Local partner stores to pay for items on Wish without needing a credit card or traditional online form of payment.

Add to Cart Offer.    Add to Cart Offer unlocks discounts as users browse and put items into their carts, which gamifies the shopping experience with surprise offers.

Promotions.    Through weekly promotional events and promo codes, users can receive significant savings off of our already value-driven pricing.

Wish Local Product Pick-Up.    Our almost 50,000 Wish Local partners around the world serve as Wish Pickup locations for online Wish orders, providing an additional mode of fulfillment and enabling additional savings for our users. Users can select to have products they purchase shipped to one of our Wish Local stores for a pick-up and save on average of over 25%. For items that are already available in our Wish Local store and do not require shipping, users can save even more, on average of over 55%, for selecting pick-up.

Rewards.    Users can not only earn reward points on Wish by making purchases but also by taking various actions throughout the application. Submitting a review or uploading a photo or video can add to a user’s reward points balance. These reward points can be redeemed for discounts on future orders. Periodically, we may include other offers in the reward redemption such as items that are purchasable directly with reward points.

[38]

Screening criteria for these products sold on Wish includes the top selling unbranded items (based on total sales) sold on Wish achieving an average rating of 4.0 out of 5.0 stars or higher from our users.

In-App User Support.    Our largely outsourced global user support team offers localized support in over 20 languages, and handles user inquiries at all stages of the shopping experience. Hundreds of agents assist users with questions regarding delivery, item particulars, and payment and checkout. Users can exchange messages 24x7 with Wish’s support assistant to immediately solve item and delivery issues. We also provide support to users to help identify product listings that infringe on intellectual property and take prompt action against accounts known to sell counterfeit listings.

Feedback and User-Generated Content.    With millions of product ratings, store ratings, images, and videos uploaded monthly, users are able to make informed purchase decisions. To encourage users to continue to leave feedback, Wish prompts them to review their purchases immediately upon receipt, such that easy information gets submitted first and any incremental images or videos can be contributed later. As additional incentive, users receive reward points for contributing images and videos. In the first nine months of 2020, our users contributed approximately 85 million product ratings and 72 million store ratings as well as approximately 10.5 million images and 1.9 million videos.

Entertainment

In addition to making Wish affordable and accessible to all, we have built in features that make our platform entertaining to users. Our testing of gamified features against passive discount codes has demonstrated higher engagement and greater conversion, and we continue to enhance and refine these features in order to keep users engaged. The following features gamify our platform while further incentivizing users to transact.

Blitz Buy.    Our Blitz Buy feature offers once a day sales on a selection of extra discounted products. Users can spin a wheel to find out the number of products that will be in their daily Blitz Buy selection.

Daily Login Bonus.    With our daily bonus feature, users receive a stamp for every day they visit the Wish app. If users acquire seven stamps within a one-month period, they receive an offer for up to 50% off a future order. During the nine months ended September 30, 2020, approximately 21% of our active users received an offer, and approximately 12% applied that discount in a subsequent purchase.

Limited Quantity Deals.    Our LQD feature offers users deals throughout the day pricing higher cost items at under a dollar for a limited time only. The first user who successfully pays for and completes the transaction gets the item. This risk-free gamification mechanism drives engagement on the platform with approximately 30% increase in unique users initiating a transaction in any given day. The feature also drives higher user engagement and approximately 5% increase in daily spend on non-LQD items.

Add to Cart Offer.    Add to Cart Offer unlocks discounts as users browse and put items into their carts, which gamifies the shopping experience with surprise offers.

Periodic Sales.    Users are offered personalized sale events on a periodic basis. The available offer and the duration of the offer have elements of gamification added to them by requiring the user to claim a code or take an action before revealing their final discount amount. Users are made aware of the sale event when they open the app, creating a sense of excitement that they stumbled upon an opportunity to save even more.

Community TV.    To help our users get a more entertaining and dynamic experience with our platform, we built the Community TV section to highlight the vast amount of video content created by our community. This section offers an alternate way to browse highly relevant and entertaining content.

Referral Program.    We built our referral program to help our users get rewarded for their efforts to grow our user base. Users have the ability to earn up to $100 of Wish Cash by inviting friends to the platform who ultimately make a purchase. Periodic increases to this amount may appear, incentivizing users to continue to refer friends.

Wish User Case Studies

Trygve V.

LOCATION
Gjettum, Norway

CUSTOMER SINCE
2016

FAVORITE CATEGORY
Photo / Video Equipment

wish

$13

12 sizes available

4K

$104

4 sizes available

360°Smart Motion
Tracking Camera

$33

$61

6 sizes available

Almost Gone!

$30

2 colors available

$17

2 sizes available

$41

4 colors available

$68

$16

3 sizes available

FLD
UV
CPL

$11

8 sizes available

Trygve V. LOCATION Gjettum, Norway CUSTOMER SINCE 2016 FAVORITE CATEGORY Photo / Video Equipment ”When I’m in need of an item, I go to Wish because I know that I can usually get it for half the price. I’ve bought different color lenses for my HD action cam that I use frequently for various light reflections underwater and on land that help with sunlight to capture good pictures.” Trygve works as a Preschool and Kindergarten teacher in the Bærum municipality. He purchases mostly gadgets and accessories for his home. He shops on Wish because he would rather wait 2 to 4 weeks to receive an item for a fraction of the price than pay full price for the same product in retail stores.

Francesco P.

LOCATION
Gonnosfanadiga, Italy

CUSTOMER SINCE
2017

PURCHASES LAST YEAR
137

FAVORITE CATEGORIES
Fishing Equipment
Electronics

wish

$18
$5
FAST CHARGE
$9
2 sizes available
$86
$6
$22
2 colors, 6 sizes available
$15
2 colors available
$10
5 sizes available
Almost Gone!
$24
2 sizes available
Almost Gone!
$28
6 colors available
9X Fishing Line

Francesco P. LOCATION Gonnosfanadiga, Italy CUSTOMER SINCE 2017 PURCHASES LAST YEAR 137 FAVORITE CATEGORIES Fishing Equipment Electronics ”Wish improved my life because it broke down the physical barriers that were stopping me from accessing shops in my wheelchair, since I could not go shopping around and there is not much variety near me. Wish is a portal that allows me to plan a gift or to buy something for my studio.” Francesco is physically disabled and depends on a wheelchair for his mobility. His disability makes it really hard for him to physically shop in stores. Between working as a professor and spending time with his wife and two children, he has little time to go shopping in stores. Wish provides him the convenience of shopping for affordable products for his entire family online.

Susanne & Cristoffer

LOCATION
Tierp, Sweden

CUSTOMER SINCE
2019

PURCHASES LAST YEAR
63

FAVORITE CATEGORIES
Women's Fashion
Home Decor
Makeup / Beauty

wish

$135
2 colors, 9 sizes available
Add On Item
$4
10,000+ bought this
Almost Gone!
$11
5,000+ bought this
Add On Item
$10
20,000+ bought this
$11
1,000+ bought this
$28
$22
1,000+ bought this
$68
$22
4 sizes available
$17
1,000+ bought this

Susanne & Cristoffer LOCATION Tierp, Sweden CUSTOMER SINCE 2019 PURCHASES LAST YEAR 63 FAVORITE CATEGORIES Women’s Fashion Home Decor Makeup / Beauty ”When we first started planning the wedding, Wish was the first stop that came to our minds. Wish was crucial for us because the prices were just right.” In 2019, Susanne and Cristoffer began wedding planning, and without hesitation, turned to Wish for their wedding needs. From the wedding dress to table decorations, Wish supplied everything they needed to have their dream wedding without sacrificing quality. “When I found my wedding dress on Wish, I checked out the reviews and all the people who bought it said they loved it and so did I!”

Karla C.

LOCATION
Bellflower, California

CUSTOMER SINCE
2017

PURCHASES LAST YEAR
40

FAVORITE CATEGORIES
Women's Fashion
Makeup / Beauty
Home Decor

Add On Item
$3
3 sizes available
$40
20 colors, 2 sizes available
$33
5 colors available
$52
4 colors, 8 sizes available
Add On Item
$3.67
10 sizes available
$8
5 sizes available
Add On Item
$3.88
5 colors, 9 sizes available
$22
3 colors, 3 sizes available
$10
ad
2 sizes available
3 colors size:35-41
$22
3 colors, 16 sizes available

Karla C. LOCATION Bellflower, California CUSTOMER SINCE 2017 PURCHASES LAST YEAR 40 FAVORITE CATEGORIES Women’s Fashion Makeup / Beauty Home Decor ”I bought so many things from Wish including the microphone that I use to record my videos. After I got my microphone, more companies were reaching out to me. Wish helped me get more jobs.” Karla is an up-and-coming social media influencer who showcases her makeup and hair styles on her YouTube and Facebook channels. During the day, Karla works as a full-time marketer for a Spanish-language record label and hosts her bilingual beauty YouTube channel on the weekends.

Israel V.

LOCATION
Mexico City, Mexico

CUSTOMER SINCE
2016

PURCHASES LAST YEAR
46

FAVORITE CATEGORIES
Car Accessories
Tools
Electronics / Gadgets

wish

HANDHELD VACUUM
FOR CAR/HOME
2200MAH
150W
Almost Gone!

$40

$16
3 colors, 2 sizes available

Leather Car Seat Back Storage Bag

$14
2 colors available

$8
2 colors, 4 sizes available

$5

$13

$293
10+ bought this

Magnetic Levitation Globe

$36
3 colors, 3 sizes available

Free 2 Day Delivery

$42

6/5 speed

$16
2 colors, 2 sizes available

Israel V. LOCATION Mexico City, Mexico CUSTOMER SINCE 2016 PURCHASES LAST YEAR 46 FAVORITE CATEGORIES Car Accessories Tools Electronics / Gadgets ”What I like most about Wish is the customer support. Wish makes my life easier with its good prices and novelties as it allows me to acquire products before the rest of the people in my country get access to them. Wish allows me to stand out professionally from the rest of my field.” Israel is self-employed. He loves shopping on Wish because of the affordability of its products as well as the breadth of categories available. Israel is passionate about cars and regularly purchases replacement parts, cleaning supplies and tools. The discovery-based nature of the platform allows him to find new products at incredible discounts.

For Our Merchants

Our Platform.    Our online marketplace provides merchants immediate and direct access to users all around the world serving as a highly effective demand generation engine. Merchants have the unique ability to bypass retailers or other intermediaries and sell directly to a global consumer base. In addition, our platform seamlessly integrates with third-party partners (such as ERP and channel systems) to ensure efficient execution and enable a unified view of the merchant’s business. We also manage all sales processing and support logistics so that our merchants can focus on their core business and selling rather than operational details.

Data Analytics.    We provide metrics and analytics to help our merchants understand store performance, shipping and refund metrics. Our dashboard displays data including sales, impressions, refund ratios, ratings, and reviews, as well as insight into their product’s shipping performance including time to door. Visual trends of various metrics help assess historical performance.

Promotions.    We have designed innovative programs such as Wish Express, ProductBoost, Trusted Store and Verified by Wish to help merchants promote their products within our platform and increase sales.

•

Wish Express.    This program allows merchants who can deliver the product quickly to designate that product as “Wish Express.” Such products will be noted with the Wish Express logo of an orange truck on the product listing page and will also be listed in Wish Express dedicated sections in the app.

•

ProductBoost.    This is Wish’s native advertising tool that allows merchants to pay a fee to move their products higher up within the product rankings if they are relevant to Wish users and increase product impressions and sales. As part of our ProductBoost tool, we have rolled out MaxBoost, which enables additional product impressions outside of Wish including on social media platforms, and IntenseBoost, which provides increased product impressions in a shorter period of time at a higher spend.

•

Merchant Standing.    This program allows merchants with good delivery performance and high product quality to access additional tools and benefits. Our merchants are ranked and assigned a category – platinum, gold or silver – based on user experience and policy compliance. The highest-ranked merchants are eligible for incremental impressions on new products.

•

Verified by Wish.    For products that receive exceptional buyer feedback, we offer our merchants the opportunity to earn Verified by Wish badges, which are shown to users and increase the visibility of the product on our platform.

Payments.    Wish supports its merchants with a variety of local payment providers. We have also designed an incentive program, where for orders that meet qualifications related to delivery compliance, merchants are provided early payment. Our payment processing optimization and financial services provide our merchants with access to more value-conscious consumers who often use credit for their purchases.

Logistics.    We facilitated shipment of over 640 million items globally during the twelve months ended September 30, 2020 via a robust global logistics platform developed internally for our Wish merchants as well as our third-party logistics partners. We have built a number of proprietary logistics service programs aimed at reducing cost and operational friction associated with cross-border fulfillment for our merchant base. Our logistics platform and programs comprise the following:

•

WishPost.    This is our proprietary logistics engine designed for direct end-to-end single order shipment from a merchant’s warehouse to an end-user. It aggregates over 20 China-based carriers and hundreds of logistics service levels from which our merchants can choose. Our merchants often connect their own ERP systems with WishPost and select corresponding service levels for their cross-border fulfillment needs.

•

Export Processing Center (“EPC”).    This is a program created based on our own proprietary consolidation algorithm that we use to combine different orders from different or the same merchants to send in one single parcel to the user for her multiple orders. This program allows Wish to take advantage of a higher combined starting weight for better cost and performance efficiency with improved user experience, which in turn benefits our merchants with lower refund rates and better logistics costing structure.

•

A+.    As we began to develop our own expertise in cross-border logistics, we designed an A+ program that we implement in chosen destination countries. Through close partnerships with logistics and warehousing operations vendors around the world, we are able to assume the end-to-end logistics responsibilities ranging from first mile collection from merchants, to warehousing operations where EPC or WishPost-like activities take place, and ultimately to last mile delivery. With our volume advantage, we negotiate competitive cross-border, last mile pricings from participating partners to complete delivery. Through our A+ program, we are able to ensure improved delivery performance for our end users in A+ designated countries. Our merchants are also able to take advantage of a lowered logistics pricing at the improved service levels.

•

Fulfillment by Wish (“FBW”).    This is a forward deployment and fulfillment program that our merchants can opt into, in which they can ship their inventory based on our recommendation engine selection to our warehouse partners in advance. Our warehouse partners will take care of order fulfillment including pick, pack, and ship. When merchants opt into the FBW program, their FBW-eligible listings by default earn the Wish Express badge. Wish Express items often enjoy higher prices, better conversion and faster payment from Wish.

•

Fulfillment by Store (“FBS”).    This program enables our online merchants to fulfill their products in local offline stores, increasing both the online and offline exposure and sales of their products. Based on forecasting data and insights, Wish strategically recommends certain high-potential products for merchants to select from for FBS. After merchants ship selected products to FBW warehouses, some or all of them will be available for sale in stores in high demand areas across North America and Europe. This means that the inventory is not only stored in our FBW warehouses, but also in our Wish Local partner stores around North America and Europe in close proximity to users. Merchants simply ship their selected inventory to the chosen FBW warehouses, and the warehouses will take care of order fulfillment (pick, pack, and ship) including selecting and sending inventory to offline stores across the globe.

Wish Local Offering.    Through Wish Local, we partner with a global network of local brick-and-mortar stores and provide them with access to our global online users and help enable online discovery of their stores and products. We identify zip and postal codes of interest based on where our uses are clustered and acquire merchants predominantly through Facebook ads. Wish Local partners can sign up to utilize the Sell on Wish feature, which allows them to upload their in-store inventory on our platform for immediate access to our global base of over 100 million monthly active users. Wish Local stores can also serve as Wish Pickup locations for online Wish orders, which drive additional foot traffic and increase sales.

Intellectual Property Guidelines.    We have a strict policy against intellectual property infringement and counterfeits. To help advance that policy, our Merchant Terms Of Service and Agreement and various merchant policies explicitly prohibit the sale of items that violate third-party rights. These terms and policies also make clear that violations may result in the issuance of penalties, the withholding of amounts otherwise due to the merchants, or the suspension of accounts or other actions against merchants. We also provide merchants on our platform with a suite of resources explaining these terms and policies, and we enforce these terms and policies through a combination of software tools, artificial intelligence, and human analysis.

We also have a robust online notice-and-takedown reporting process that any rights owner may use when it detects a violation of its intellectual property rights. This process requires, among other things, that the rights owner identify the type of intellectual property violation it would like to report, such as copyright, trademark, counterfeit, patent, EU community design, or right of publicity, provide its contact information, describe the nature of the intellectual property concern, upload any relevant documents supporting the rights holders’ claim, identify where on our platform it has encountered violations of its rights, and then submit a declaration affirming that the information is accurate. When we learn that such reports have been submitted, a team of dedicated employees reviews the reports, confirms the rights holders have provided all necessary information, and then removes items from our platform as needed.

In addition to the online notice-and-takedown reporting process, we separately have created and offer a voluntary brand partner program that allows brand owners to accelerate the takedown-request process, and gives them tools to view and report infringing items and review historical takedown requests. More than 1,500 brand owners currently participate in the brand partner program, including some of the world’s most well-known brands.

Moreover, we routinely partner directly with intellectual property rights holders to assist in their own enforcement efforts. This partnership includes live training sessions with representatives from the rights owners and our internal team, formal and informal information sharing between the rights holders and Wish, and continued partnership and communication as new or different issues arise. This partnership has been effective in helping us assess potential intellectual property violations that are brought to our attention, and having infringing items removed from our platform.

Tax Compliance.    Wish has a tax engine that assists merchants with local tax requirements compliance.

wish Merchant Case Studies

wish

VMInnovations

Seller since May 2017

- **Megan Potts,** Marketplace Manager

Latest Reviews

Almost Gone!
$105
100+ bought this
Free 2 Day Delivery
$250
1,000+ bought this
$171
1,000+ bought this
$53
100+ bought this
Free 2 Day Delivery
$29
100+ bought this
Free 2 Day Delivery
$163
100+ bought this
$40
100+ bought this
Free 2 Day Delivery
$120
100+ bought this
$65
100+ bought this
$220
100+ bought this
$230
100+ bought this
Almost Gone!
$28
100+ bought this

VMInnovations Seller since May 2017 4.6 423% 494% 400% 120,244 Ratings Increase in Unique Buyers Increase in Sales Increase in Impressions “Our partnership with Wish has helped us grow over 70% in the last year. Wish is truly unlike any other marketplace. The assortment and shopping behaviors are so unique, which allows us to test new programs and expand our assortment for the channel in a very targeted and deliberate way.” - Megan Potts, Marketplace Manager VMInnovations is an ecommerce growth partner for brands and a reliable inventory partner for their channels. Since they started using Wish in May 2017, they have experienced rapid growth. They have since adopted a number of Wish offerings, such as ProductBoost, brand tagging, and two-day shipping. VMInnovations currently offers a competitive assortment of over 650 brands and Wish enables them to place their products in front of the right customers in an efficient manner, which has resulted in increased conversion and rapid growth. They intend on growing their deep partnership with Wish and adopting more offerings as they scale. Latest Reviews Note: All metrics achieved in first year of Wish partnership.

VIP Outlet Seller since 2017 4.5 95% 464% 732% 484% 72,631 Ratings Positive Feedback Increase in Unique Buyers Increase in Sales Increase in Impressions “ProductBoost has been a true asset to our business. It helps our products receive greater visibility among the millions of Wish listings. Active buyers can readily see our listed items as they browse and search the platform for specific products, which helps the likelihood of a sale. Our average order value for products being promoted via ProductBoost is 34% higher, even after our campaign ends.” VIP Outlet is a leading retailer of new and refurbished consumer electronics based in Florida. The company started using Wish in May 2017, and Wish became the fastest growing channel amongst VIP Outlet’s 20 marketplaces. Additionally, VIP Outlet has found success using Wish’s ProductBoost tool. As VIP Outlet’s sales grew through Wish’s data science capabilities that enable a personalized feed, they were able to obtain and convert customers much more efficiently. By working closely with the Wish team, they were able to pick their best performing products such as refurbished TVs, laptops, and headphones, and leverage ProductBoost to grow sales. Latest Reviews Note: All metrics achieved in first year of Wish partnership.

Keaworld Seller since 2020 4.6 96% 143% 56% 69% 151 Ratings Positive Feedback Increase in Unique Buyers Increase in Sales Increase in Impressions “Through selling on Wish, we have been able to reach more customers and increase our brand awareness to the Wish customer base. We have seen a 3x increase in sales after using Wish Express to gain more trust with our Wish customers with regards to delivery times. ProductBoost has allowed us to gain more visibility and product impressions to reach more customers, increasing our sales 5x! ” Keaworld was founded in 2016 with the mission of becoming the #1 Trusted Family Brand. They produce and sell high quality items made for modern parents. Each item is made of carefully selected materials and crafted with care. The company began their partnership with Wish in late 2019. Keaworld believes in their products and strives to reach the broadest audience possible. Wish has enabled this. After partnering with Wish, Keaworld has grown rapidly, instantly reaching a global customer base. Wish products, such as Wish Express and ProductBoost have further increased brand recognition, helping Keaworld achieve their mission. Latest Reviews Note: All metrics achieved after one month of selling on Wish.

Zhejiang Zibuyu Electronic Commerce Seller since 2015 4.0 23% 23% 25% 33,403 Ratings Increase in Unique Buyers Increase in Sales Increase in Orders “In 2015, we joined the Wish platform. We chose Wish because their algorithm that recommends products, popularizes products and boosts sales more quickly, and therefore facilitates the development of merchants like us. Additionally, the initial profits from Wish were rather good. We saw a rapid growth in our business between 2015 to 2019 from the Wish platform.” Zibuyu began in China as a regional ecommerce business in 2011. Their primary focus is selling clothing, shoes, hats and accessories to target market end customers. As they grew, they began to explore cross-border ecommerce opportunities in 2014 and joined Wish in 2015. Presently, they have significant operating experience on several channels, including Wish, Amazon, Wamart and their own independent website. Zibuyu maintains powerful design and R&D capabilities and has the ability to consolidate flexible supply chains in the international garment industry. Zibuyu continues to leverage Wish’s overseas warehouse program to expand their global footprint. Latest Reviews Note: All metrics achieved in the previous 12 months as of October 2020.

wish LOCAL

Merchant
Case Studies

Smart Geeks
ELECTRONICS STORE

Smart Geeks
Hialeah, Florida

Libreria Lauri
Via dei Faggi, Italy

wish LOCAL Merchant Case Studies Smart Geeks Libreria Lauri Hialeah, Florida Via dei Faggi, Italy

wish LOCAL

Smart Geeks

Smart Geeks

Seller since 2019

Latest | Reviews

-40%
$90
-33%
Pickup Available
$9.99
-28%
Pickup Available
$150
-31%
70
Pickup Available
$169
1 bought this
-40%
Pickup Available
$30
-35%
Pickup Available
$45
-42%
FLAWLESS
Pickup Available
$20
-23%
Pickup Available
$9.99
-55%
L.A. Girl
PRO.face
Pickup Available
$7.99
-66%
$20
-46%
Pickup Available
$35
-33%
Pickup Available
$9.99

Smart Geeks Seller since 2019 Pickup Now Store Hialeah, Florida 5,168 Wish Local Customer Pickups The Wish Local program has been great for us. We already advertise with radio ads and Google Adwords, but Wish Local has been able to increase our foot traffic even further and introduce new customers to our store. Being a heavily service-based business, we also look forward to the ability to sell and advertise services on the Wish app.” Established in 2012, Smart Geeks offers a wide variety of electronic products available for both retail and wholesale purchases. They also offer technology repair and web application services. They were familiar with Wish and signed up once they learned of the partnership opportunities. As a result, they receive an average of 130 Wish customers per month with an average conversion rate of around 20%. Wish local has increased overall foot traffic by an average of 30%. Recently, Smart Geeks has started buying discounted auction lots of inventory, such as makeup and beauty products, to sell via Wish Local. Since joining the Wish Local platform, there have been approximately 5,200 local customer pickups in the store. Latest Reviews wish LOCAL

Libreria Lauri

Seller since 2019

Latest Reviews

-93%
Add On Item
$4.83
1,000+ bought this
-78%
Almost Gone!
$4.30
1,000+ bought this
Almost Gone!
$8
10,000+ bought this
Almost Gone!
$3.75
20,000+ bought this
-88%
$15
100+ bought this
Add On Item
$4.58
100+ bought this
-94%
Add On Item
$5.19
100+ bought this
-22%
$4.66
20,000+ bought this
-43%
4/8/12/16/20 PCS
$6.80
100+ bought this
-20%
4-PACK!
TEMPERED GLASS+
Add On Item
$4.76
20,000+ bought this
UK/US/AU Size
$28
100+ bought this
$6
5,000+ bought this

Libreria Lauri Seller since 2019 Pickup Now Store Via dei Faggi, Italy 2,798 Wish Local Customer Pickups We started receiving orders for pickups and we never stopped. After a few months, Ship to Store became a strong source for our business. In less than one year we made more than 2,000 pickups.” Anna di Marco and her daughter Luana own Libreria Lauri, which is a bookstore that has been passed down through three generations for over 55 years. She experienced the convenience of Wish’s Pickup Now feature after retrieving an order at a nearby tobacco store and immediately signed up Libreria Lauri. Luana estimates 30% of Wish buyers go on to buy books when they come to collect their packages. Since joining the Wish Local platform in 2019, there have been approximately 2,800 local customer pickups in the store. Despite the challenges posed by the COVID-19 pandemic, the di Marco family is using Wish to reinvent their business to fit the changing retail and economic climate. By joining Wish Local, Libreria Lauri puts their products in front of a larger network of local buyers and digitalizes their retail business. Latest Reviews

Competition

We compete for both users and merchants. For consumers, we compete on the basis of affordability and user experience. For merchants, we compete on the basis of providing profitable distribution, an end to end platform and global reach.

Our online competitors include large, global ecommerce platforms such as Amazon, Alibaba, and Shopify as well as more traditional discount retailers such as Walmart and Target. Our offline competitors also include scaled discount retailers that offer heavily discounted and off-season products, such as Dollar General and TJ Maxx. We are able to compete for Wish users based on our massive product selection, low prices and daily discounts, deeply-personalized and differentiated shopping experience powered by our data science and optimized for the mobile device, and entertainment derived from various engaging and interactive features of our platform.

Research and Development

We have a technology and data-driven research and development culture that allows us to deliver a high-quality experience for our users and merchants. Our research and development talent is responsible for the design, development, testing, and delivery of our platform and user experience. The vast majority of our research and development talent is located in San Francisco and Toronto. We strive to create an environment that utilizes our employees’ talents and satisfies their intellectual curiosities while promoting the development of impactful and transformative technologies.

As a company, we invest substantial resources in research and development to drive core technology innovation and bring new products to market. As of September 30, 2020, 50% of our total headcount was involved in research and development and related activities.

Sales and Marketing

Our sales and marketing capabilities represent a core competency that is essential to the success of the Wish platform. We are focused on continuing to acquire new users efficiently, and building brand awareness and a demand generation engine. Our advertising costs to acquire new users constituted 96% of our sales and marketing expenses, and sales and marketing expenses constituted 91% of our operating expenses, in 2019. We have extensive experience in cost-effective, data-driven digital marketing and user acquisition. We also design innovative marketing programs that help increase brand awareness by targeting people who we believe have a higher propensity to engage with our platform and buy from our merchants. We continue to partner with various social-media platforms to ensure we gain exposure with broader audiences.

We currently acquire new users through a variety of marketing channels including social media, search engine optimization and brand-oriented marketing campaigns. We rely on our data to understand consumer behavior and long term value of the consumer which guide our acquisition strategy. We also utilize data in determining how best to engage our users and seek to optimize the mode, timing and frequency of interactions across our mobile app, SMS text, mobile notifications, and emails.

Over the last four years, we have invested heavily in building a talented in-house marketing team, while also developing proprietary technologies that enable us to build data-driven and highly-personalized campaigns that can scale globally on digital platforms including Facebook, Instagram, and various Google properties. Our marketing efforts also focus on re-targeting of existing users, building our brand, generating awareness, and cultivating the Wish community. In 2017, we announced a partnership with the Los Angeles Lakers, which involved placing the Wish logo on the jersey of Lakers players.

We also utilize our Wish Stars community, a loyalty program of approximately 10,500 Wish power users and influencers across over 25 countries, as an additional marketing tool as well as to gather feedback and continue improving our platform. Targeting for this loyalty program is based on users’ social following and their purchase activities on Wish.

Additionally, our massive scale has resulted in significant growth in our organic reach which supplements our paid marketing efforts.

Finally, we also invest in efficient sales and marketing activities to identify and onboard high potential merchants around the world both for our online marketplace as well as Wish Local. Similar to our user acquisition strategies, we deploy digital performance marketing campaigns on social media and other channels to acquire new merchants. We supplement this effort with offline marketing activities that includes attending trade shows and conducting seminars. We also leverage partnerships with third-party platforms for merchant referrals.

Data Security and Protection

We have an information security team whose responsibilities include securing the data provided through our platform by our users and merchants. The team employs various controls to meet this goal, from technical measures that run on the networks and systems we maintain, to processes and procedures that define how data should be classified and handled.

The team also looks to identify and mitigate security risks across our platform, whether they involve the data we handle or the services we use. Some measures we take here include running regular internal anomaly scans, performing security assessments of any third-party vendors that we may wish to engage, and limiting employee access to data based on business need. We also build mechanisms that identify and can mitigate automated attacks against our site. To try and verify the effectiveness of our controls, we have external security firms perform penetration tests against our platform, as well as run bug bounty programs that pay hackers to find weaknesses in our systems.

Another facet of information security involves responding to reports (from external parties or through internal sources) of any data incidents or potential breaches, with the team driving the process from initial validation, through investigation of the root cause, and finally to mitigation and resolution. To minimize the likelihood of these issues occurring in the first place, the team also creates training material to educate staff on various security best practices.

Intellectual Property

We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology through a combination of trademarks, domain names, copyrights, trade secrets, patents, and confidentiality agreements with employees and third parties. We pursue the registration of our copyrights, trademarks, service marks, and domain names in the United States and in certain locations outside the United States.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our applications.

Government Regulations

As with any company operating on the Internet, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently still evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. For example, U.S. federal and state laws, EU directives, and other national laws govern the processing of payments, consumer protection and the privacy of consumer information; other laws define and regulate unfair and deceptive trade practices. Still other laws dictate when and how sales or other taxes must be collected. The growing regulation of ecommerce worldwide could impose additional compliance burdens and costs on us or on Wish merchants, and could subject us to significant liability for any failure to comply. Additionally, because we operate internationally, we need to comply with various laws associated with doing business outside of the United States, including anti-money laundering, anti-corruption and export control laws. Recent trends globally toward increased protectionism and trade barriers can result in actions by governments around the world that may be disruptive to our businesses. See the sections titled “Risk Factors—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “—We are subject to governmental regulation and other legal obligations related to privacy, data protection, information security, and consumer protection. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity,” and “—A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth” herein for additional information.

Our People

As of September 30, 2020, we had a total of 828 full-time employees across 8 countries. We had 417 employees involved in research and development and related activities, which accounted for 50% of our total headcount. We have a strong employee referral program, with 32% of our hires in 2020 coming from employee referrals.

We also engage temporary employees and consultants as needed to support our operations. None of our employees in the United States are represented by a labor union or subject to a collective bargaining agreement. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. We may be required to comply with the terms of these collective bargaining agreements. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters occupies approximately 106,000 square feet in San Francisco, California under leases that expire between 2022 and 2025. We also lease offices in California and Washington, as well as locations internationally, including in China and the Netherlands.

Currently, our employees are working remotely in accordance with stay-at-home mandates enacted due to COVID-19. We believe that when our employees return to the office, our existing facilities will be sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees, grow our infrastructure and evolve our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of our business, including legal proceedings, claims, investigations and government inquiries involving intellectual property, data privacy and data protection, torts, consumer protection, securities, employment, contractual rights or false or misleading advertising. We are also regularly subject to proceedings, claims, investigations and government inquiries seeking to hold us liable for the actions of merchants on our platform.

Although the results of the actual and threatened legal proceedings, claims, investigations and government inquiries in which we currently are involved cannot be predicted with certainty, we do not believe that there is a reasonable possibility that the final outcome of these matters will have a material adverse effect on our business or financial results. Regardless of the final outcome, however, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our reputation and brand, and other factors.

For additional information on risks relating to litigation, see the sections titled “Risk Factors—Risks Related to Our Business and Industry—We may be involved in litigation matters or other legal proceedings that are expensive and time consuming” and “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We may be subject to securities litigation, which is expensive and could divert management attention.”

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their positions, are listed below, as well as their ages as of October 31, 2020:

Name	Age	Position(s)
Executive Officers:
Peter Szulczewski	39	Founder, Chief Executive Officer, and Chairperson
Rajat Bahri	56	Chief Financial Officer
Devang Shah	48	General Counsel and Secretary
Thomas Chuang	43	Vice President of Operations
Pai Liu	35	Vice President of Data Science

Non-Employee Directors:
Julie Bradley(1)	52	Director
Ari Emanuel(3)	59	Director
Joe Lonsdale(2)	38	Director
Tanzeen Syed(2)(3)	38	Director
Stephanie Tilenius(1)(3)	53	Director
Hans Tung(1)(2)	50	Director
Jacqueline Reses*	51	Director Nominee

(1)	Audit Committee Member
(2)	Compensation Committee Member
(3)	Nominating and Corporate Governance Committee Member
*	Ms. Reses was appointed to our board of directors in December 2020 to be effective as of the closing of this offering.

The following is a brief biography of each of our executive officers and directors:

Executive Officers

Peter Szulczewski is our founder and has served as our Chief Executive Officer since July 2010 and as our Chairperson of the Board since August 2020. Prior to founding the Company, Mr. Szulczewski served in various positions at Google, Inc., a technology company, including as a technical lead and senior software engineer, from April 2005 until January 2009. Mr. Szulczewski holds a B.S. in mathematics and computer science from University of Waterloo. We believe that Mr. Szulczewski is qualified to serve as a member of our board based on the perspective and experience he brings as our founder and Chief Executive Officer.

Rajat Bahri has served as our Chief Financial Officer since December 2016. Prior to joining the Company, Mr. Bahri served as Chief Financial Officer at Jasper Technologies, Inc., a technology company, from June 2013 until October 2016. Prior to Jasper Technologies, Mr. Bahri spent over eight years as Chief Financial Officer of Trimble Navigation, a publicly traded company. Mr. Bahri began his career at Kraft Foods Inc., where he spent 18 years in various positions including Chief Financial Officer of Kraft Canada, Inc. and Kraft Pizza Company. Since July 2020, Mr. Bahri has served on the board of directors of Pacific Gas and Electric Company. Mr. Bahri holds a Bachelor in Commerce from the University of Delhi and an M.B.A. from the Fuqua School of Business at Duke University.

Devang Shah has served as our General Counsel since February 2018 and Secretary since November 2020. From August 2010 until April 2017, Mr. Shah served in various positions at Zynga Inc., a game development company, most recently as General Counsel, Secretary and Senior Vice President. Prior to Zynga, Mr. Shah served as General Counsel and Associate General Counsel at UTStarcom, a telecommunications company, Senior Corporate Counsel at Longs Drugs Inc., and

Corporate Counsel at Chiron Corporation, a biotechnology company. Mr. Shah began his career as an attorney at Skadden Arps Slate Meagher & Flom, LLP. Mr. Shah holds a B.S. in engineering from Cornell University, an M.S. in engineering from Stanford University and a J.D. from the University of California, Berkeley School of Law.

Thomas Chuang has served as our Vice President of Operations since December 2019 and prior to that served as our Head of Finance, and subsequently Vice President of Finance beginning in June 2014. Prior to joining the Company, Mr. Chuang was a senior analyst at GGV Capital, a venture capital firm and began his career at PricewaterhouseCoopers. Mr. Chuang holds a B.S. in Business Administration from the University of California, Santa Cruz and an M.B.A. from the Walter A. Haas School of Business at the University of California, Berkeley.

Pai Liu has served as our Vice President of Data Science since August 2020. He previously served as Director of Data Science since September 2019. Prior to joining the Company, Mr. Liu served as Data Science Manager at Airbnb, an online rental company, from August 2015 until August 2017 and Data Science Lead until September 2019. Earlier in his career, Mr. Liu was a research scientist at PARC, a Xerox company. Mr. Liu holds a Bachelor’s degree from Tsinghua University, a Masters in Computer Science from the University of Southern California, and a Ph.D. in Industrial and System Engineering from the University of Southern California.

Non-Employee Directors

Julie Bradley. Ms. Bradley has served on our board of directors since October 2020. Ms. Bradley was previously the Chief Financial Officer of TripAdvisor, Inc., a publicly traded online travel planning site, from October 2011 to November 2015. Prior to joining TripAdvisor, Ms. Bradley also served as the Chief Financial Officer of Art Technology Group, Inc., a publicly traded ecommerce software company and as Vice President of Finance for Akamai Technologies, Inc., a publicly traded delivery network, cybersecurity, and cloud service company from 2000 to 2005 and an accountant at Deloitte & Touche LLP. Ms. Bradley has served on the board of directors of Wayfair Inc., a publicly traded company, since September 2012 where she is the chair of the audit committee and a member of the governance committee, and previously served on the boards of other publicly traded companies, which include Blue Apron, Inc. from September 2015 to October 2020, Constant Contact, Inc. from June 2015 to February 2016 and ExactTarget, Inc. from September 2012 to July 2013. Ms. Bradley holds a B.A. from Wheaton College. We believe that Ms. Bradley is qualified to serve as member of our board of directors due to her extensive public company board experience and her finance experience at publicly traded technology companies.

Ari Emanuel. Mr. Emanuel has served on our board of directors since November 2019. Mr. Emanuel has served as the CEO of Endeavor Group Holdings, a talent agency, since 2009 following the merger of the William Morris Agency and Endeavor Talent Agency, which he founded in 1995. Prior to founding Endeavor, Mr. Emanuel was a Partner at InterTalent, a talent agency, and a senior agent at ICM Partners, a talent agency. He began his entertainment industry career at Creative Artists Agency (CAA), a talent agency. He has served as a member of the board of directors of Live Nation Entertainment, Inc. since 2007. Mr. Emanuel holds a bachelor’s degree from Macalester College. We believe that Mr. Emanuel is qualified to serve as a member of our board of directors due to his extensive leadership experience.

Joe Lonsdale. Mr. Lonsdale has served on our board of directors since May 2012. Mr. Lonsdale co-founded and is a General Partner at Eight Partners VC, LLC (“8VC”), a venture capital firm. Prior to joining 8VC in 2015, he was a founding partner of Formation8 GP LLC, the precursor venture fund to 8VC, and co-founded Palantir Technologies, a global software company, in 2003. Mr. Lonsdale also founded Addepar, an investment management technology company, and OpenGov, a software company that offers solutions for the public sector. He previously served as a Principal at Clarium Capital Management LLC, an investment management and hedge fund company. Mr. Lonsdale holds a B.S. in Computer Science from Stanford University. We believe that Mr. Lonsdale is qualified to serve as a member of our board of directors due to his extensive experience with technology companies.

Tanzeen Syed. Mr. Syed has served on our board of directors since October 2016. Mr. Syed is a Managing Director at General Atlantic and focuses on investments in General Atlantic’s Technology sector. He rejoined General Atlantic in June 2018 after working there from 2006 to September 2013. Prior to rejoining General Atlantic, Mr. Syed was a Director at Temasek, an investment company, from July 2015 until June 2018, where he led U.S. technology growth investments, and prior to that, Mr. Syed was a Vice President at Great Hill Partners from October 2013 to June 2015, where he focused on Internet and software growth investing. Mr. Syed currently serves on the boards of directors of Kiwi.com, s.r.o., an online travel booking platform, and Riskified Ltd., a payment fraud management solution for online merchants, marketplaces, e-travel retailers, digital goods, and services providers, both of which are private portfolio companies of General Atlantic. Mr. Syed holds a B.A. in Economics and Political Science from Macalester College. We believe that Mr. Syed is qualified to serve as a member of our board of directors due to his extensive experience with e-commerce and technology companies.

Stephanie Tilenius. Ms. Tilenius has served on our board of directors since August 2020. She is currently the CEO of Vida Health, Inc., a mobile continuous healthcare platform, which she founded in January 2014. Ms. Tilenius was an Executive in Residence at Kleiner Perkins Caufield & Byers, a venture capital firm, from June 2012 until October 2014, primarily focusing on companies within its Digital Growth Fund. From February 2010 until June 2012, Ms. Tilenius was Vice President of Global Commerce and Payments at Google, Inc., a technology company, where she oversaw digital commerce, product search and payments. Prior to joining Google, she served in various positions at eBay Inc.from March 2001 until October 2009, ultimately as Senior Vice President of eBay.com and Global Products. Ms. Tilenius was also a co-founder of PlanetRx.com, an online healthcare provider. She currently serves on the board of directors of SeaGate Technology PLC and Tradesy, a privately-held ecommerce company focused on women’s fashion, and within the past five years, served on the board of directors of Coach Inc. and Redbubble Limited. Ms. Tilenius holds a B.A. and an M.A from Brandeis University and an M.B.A. from the Harvard Business School. We believe that Ms. Tilenius is qualified to serve as a member of our board of directors due to her senior executive experience in the consumer internet and ecommerce sectors, as a company founder and as a board member for other public and private companies.

Hans Tung. Mr. Tung has served on our board of directors since January 2014. Mr. Tung is a Managing Partner at GGV Capital, a venture capital firm, where he has worked since October 2013, in Menlo Park, CA. Prior to joining GGV, Mr. Tung was a managing partner at Qiming Venture Partners, a venture capital firm, in Shanghai, China. Mr. Tung began his VC career with Bessemer Venture Partners, a venture capital firm, in Menlo Park, CA, and was a former entrepreneur himself and a former technology banker at Merrill Lynch in New York and Hong Kong. Mr. Tung has served on the board of directors of private companies including musical.ly, Poshmark, StockX, Misfit, Xiaomi, eHi Car Service, Vedantu, and Rupeek. He holds a B.S. in Management Science and Engineering from Stanford University. We believe that Mr. Tung is qualified to serve as a member of our board of directors due to his extensive experience with ecommerce companies, as well as his experience as a venture capitalist investing in technology companies.

Director Nominee

Jacqueline Reses. Ms. Reses has been appointed to our board of directors, effective as of the closing of this offering. Ms. Reses previously served as Executive Chairman of Square Financial Services LLC and Capital Lead at Square, Inc., a publicly traded financial services company which provides payments, point of sale, and cashflow management services to small businesses and consumers, from October 2015 until October 2020. From February 2016 to July 2018, Ms. Reses also served as People Lead for Square, Inc. From September 2012 to October 2015, Ms. Reses served as Chief Development Officer of Yahoo! Inc. In this role, she focused on leading partnerships, acquisitions and investments, significant corporate tax transactions, as well as human resources. Prior to Yahoo, Ms. Reses led the U.S. media group as a Partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. Ms. Reses has served on the board of directors of Social Capital Hedosophia Holdings Corp. III since April 2020 and Pershing Square Tontine Holdings, Ltd., since July 2020, and currently serves on the board of National Public Radio and the Economic Advisory Council of the Federal Reserve Bank of San Francisco. Ms. Reses previously served on the board of directors of Alibaba Group Holding Limited and Social Capital Hedosophia Holding Corp. Ms. Reses holds a B.S. in Economics with honors from the Wharton School of the University of Pennsylvania. We believe that Ms. Reses is qualified to serve as member of our board of directors due to her public company board experience and her experience in various strategic and finance roles at publicly traded finance and technology companies.

Family Relationships

Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our board of directors has combined the roles of Chairperson and Chief Executive Officer, who is Peter Szulczewski. Our Board has determined that we would be best served by having a Chairperson with deep operational and strategic knowledge of our business. Our Board has also appointed Mr. Syed as our Lead Independent Director. Our Board has determined that we would be best served by also having a lead independent director to be responsible for conducting sessions with the independent directors as part of every Board meeting, calling special meetings of the independent directors and chairing all meetings of the independent directors.

Director Independence

We have been approved to list our Class A common stock on the Nasdaq Global Select Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors be independent within 12 months following the closing of an initial public offering. Our board of directors has determined that none of our non-employee directors, nor our director nominee, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. The independent members of our board of directors will hold separate regularly scheduled executive session meetings at which only independent directors are present.

Audit committee members must also satisfy the independence rules in SEC Rule 10A-3 adopted under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a public company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries. Each of Mses. Bradley and Tilenius and Mr. Tung qualify as an independent director pursuant to Rule 10A-3.

Controlled Company

Because we qualify as a “controlled company” under the corporate governance rules for Nasdaq-listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. Our board of directors has not made a determination about whether or not to take advantage of the “controlled company” exemption. Additionally, as described in the section titled “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions,” so long as the outstanding shares of our Class B common stock represent a majority of the combined voting power of our common stock, Mr. Szulczewski will be able to effectively control all matters submitted to our stockholders for a vote, as well as the overall management and direction of our company.

Board Composition

So long as the outstanding shares of our Class B common stock represent not less than 40% at any time after our first annual meeting of stockholders of the combined voting power of common stock, we will not have a classified board of directors, and all directors will be elected for annual terms.

At any time after our first annual meeting of stockholders, when the outstanding shares of our Class B common stock represent less than 40% of the combined voting power of common stock, we will have a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Our directors will be assigned by the then-current board of directors to a class.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

So long as our board of directors is classified, only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaw Provisions.”

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cyber security, strategic and reputational risk. Our board of directors administers its oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight.

For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters; our compensation committee oversees the management of risks associated with our compensation policies and programs; and our nominating and corporate governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, to be effective after this offering. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with listing standards. Each committee of our board of directors has a written charter approved by our board of directors. After this offering, copies of each charter will be posted on our website at www.wish.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our audit committee will be Mses. Bradley and Tilenius and Mr. Tung after this offering, each of whom can read and understand fundamental financial statements. Each are each independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to audit committee members. Ms. Bradley will chair the audit committee. Our board of directors has determined that Mses. Bradley and Tilenius each qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq.

Our audit committee assists our board of directors’ oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications, independence and performance of the independent registered public accounting firm, the design and implementation of our internal audit function and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints reporting accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerning questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement fees and terms and all permissible non-audit engagements with the independent auditor. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee will be Messrs. Lonsdale, Syed, and Tung after this offering. Additionally, we expect that Ms. Reses will serve on the compensation committee upon her appointment to our board of directors. Mr. Syed will chair the compensation committee. Each member of our compensation committee, including Ms. Reses, is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members, is a “non-employee director,” as defined in Rule 16b-3 adopted under Section 16 of the Exchange Act and an “outside director” under Regulation Section 1.162-27 adopted under Section 162(m) of the Code of 1986, as amended. Our compensation committee assists our board of directors with its oversight of the forms and amount of compensation for our executive officers, and the administration of our incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee will be Messrs. Emanuel and Syed and Ms. Tilenius after this offering. Mr. Syed will chair the nominating and corporate governance committee. Our nominating and corporate governance committee assists our board of directors with its oversight of and identification of individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors, and selects, or recommends that our board of directors select, director nominees; develops and recommends to the board of directors a set of corporate governance guidelines; and oversees the evaluation of our board of directors.

Board Diversity

Under our corporate governance guidelines, which will become effective upon the closing of this offering, diversity is one of several critical factors that the nominating and corporate governance committee considers when evaluating the composition of our board of directors, amongst other critical selection criteria. We consider various diversity factors when considering director candidates, including race, ethnicity, gender, national origin, and geography. Our board of directors currently includes directors with a range of diversity. We believe each director contributes to the board’s overall diversity by providing a variety of perspectives based on distinct personal and professional experiences and backgrounds. We are committed to maintaining and enhancing the diversity of our board of directors and in furtherance of this, the nominating and corporate governance committee will conduct annual self-evaluations to assess its performance and effectiveness, which we expect will include its consideration of diversity and other selection criteria.

Code of Conduct

Our board of directors has adopted a code of conduct that will be effective after this offering. The code of conduct will apply to all of our employees, officers, and directors. We also expect our contractors, consultants, suppliers, agents and other third parties to follow our code of conduct in connection with their work for us. The full text of our code of conduct will be posted on our website after this offering at www.wish.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our code of conduct as and to the extent required by SEC regulations, at the same location on our website identified above and in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our common stock. Our code of conduct represents the standards by which we operate and reflects that we are an ethical, mindful and transparent business. The purpose of our code of conduct is to promote honesty and integrity, including with respect to actual or apparent conflicts of interest between personal and professional relationships, to promote full, fair, accurate, timely and understandable disclosure in periodic reports to be filed by us and to promote compliance with all applicable rules and regulations that apply to us and our employees.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors will consist of Messrs. Lonsdale, Syed, and Tung. None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Person Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

Director Compensation

Our directors play a critical role in guiding our strategic direction and overseeing the management of our Company. Ongoing developments in corporate governance and financial reporting have resulted in an increased demand for highly qualified and productive public company directors. The varied responsibilities, the substantial time commitment and the potential risks of serving as a director for a public company require that we provide adequate compensation for the continued service of our non-employee directors by offering them compensation that is commensurate with the workload and the demands we place on them.

In fiscal 2019, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. The table below shows the total compensation that we paid to Mr. Emanuel, our only non-employee director who received compensation, during 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Ari Emanuel	–	$1,132,413	(3)	–	–	$1,132,413

(1)

In accordance with SEC rules, this column reflects the grant date fair value of RSUs calculated in accordance with ASC Topic 718 for stock-based compensation transactions. As of December 31, 2019, only one of our non-employee directors, Mr. Emanuel, held RSUs, which are described in further detail in the footnote below.

(2)	As of December 31, 2019, only one of our non-employee directors, Mr. Lonsdale, held outstanding options to purchase shares of our common stock (for 625,000 shares).
(3)

Mr. Emanuel received a grant of 100,000 RSUs on November 22, 2019, which are subject to both a service-based vesting condition and a liquidity-based vesting condition. The service-based vesting condition applicable to his RSUs will be satisfied in four equal annual installments on each anniversary of the commencement of his service with us. The service-based vesting condition applicable to Mr. Emanuel’s RSUs will also be satisfied in its entirety upon the consummation of a sale of our company.

Mr. Szulczewski receives no additional compensation for his service as a director, nor is it intended that he will receive additional compensation for such role following the completion of this offering. All of our non-employee directors are entitled to reimbursement for their reasonable travel and lodging expenses for attending board and board committee meetings.

Historically, we have not compensated Messrs. Tung or Syed for their services as directors. Mr. Emanuel became a member of our board of directors in November 2019. Ms. Tilenius received a grant of 111,110 RSUs on August 5, 2020 and Ms. Bradley received a grant of 111,110 RSUs on December 4, 2020, each of which are subject to both a service-based vesting condition and a liquidity-based vesting condition. The service-based vesting condition will be satisfied for one fourth of the total number of RSUs on each of the first four anniversaries of her appointment, subject to her continued service through each such date. All RSUs granted to Mses. Tilenius and Bradley shall vest in full immediately prior to, but conditioned upon, the consummation of a sale of our company. We also expect to grant Ms. Reses 111,110 RSUs upon her appointment with the same vesting terms as the RSUs granted to Mses. Tilenius and Bradley (other than the liquidity-based vesting condition).

We have approved a compensation program for our non-employee directors to become effective following our initial public offering. Pursuant to this program, each non-employee director is entitled to receive RSUs under our 2020 Equity Incentive Plan as follows:

Initial Equity Award. Each non-employee director appointed to our board of directors following this offering will be granted RSUs on the date of his or her appointment to our board of directors having an aggregate value of $440,000 based on the closing price of our Class A common stock on the date of grant. The RSUs will vest with respect to 1/3rd of the total number of RSUs subject to such award on each annual anniversary of the date of grant, in each case, as long as the non-employee director continues to serve on our board of directors through such date; provided, however, that vesting will be pro-rated on a monthly basis for a termination of service prior to an annual vesting date.

Annual Equity Award. Following the conclusion of each regular annual meeting of stockholders commencing in 2021, each non-employee director who is serving on our board of directors on, and will continue to serve on our board of directors immediately following, the date of the annual meeting will automatically be granted RSUs having an aggregate value of $270,000 based on the closing price of our Class A common stock on the date of grant. The RSUs will vest in full on the earlier of the one-year anniversary of the date of grant or the date of the next regular annual meeting of stockholders, so long as the non-employee director continues to serve on our board of directors through such date; provided, however, that vesting will be pro-rated on a monthly basis for a termination of service prior to such vesting date.

Annual Equity Retainers. In addition, our non-employee directors will receive the following additional annual equity retainers:

Position	Equity Retainer Value
Lead Independent Director	$20,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating/Governance Committee Chair	10,000
Audit Committee Member	10,000
Compensation Committee Member	7,500
Nominating/Governance Committee Member	5,000

The equity retainers described in the table above will be granted following the conclusion of each regular annual meeting of stockholders commencing in 2021 to each non-employee director who is serving on our board of directors on, and will continue to serve on our board of directors immediately following, the date of the annual meeting, with the number of RSUs determined based on the closing price of our Class A common stock on the date of grant. Each such award will vest in full on the earlier of the one-year anniversary of the date of grant or the date of the next regular annual meeting of stockholders, so long as the non-employee director continues to serve on our board of directors through such date; provided, however, that vesting will be pro-rated on a monthly basis for a termination of service prior to such vesting date. Non-employee directors who are elected or appointed to our board of directors other than on the date of a regular annual meeting of our stockholders will be eligible to receive the applicable pro-rated annual equity retainers on the date the non-employee director is elected or appointed to our board, which will be subject to the same vesting requirements as the annual equity retainers granted to our non-employee directors at the annual meeting of our stockholders.

Non-employee directors will not receive any cash compensation for service on our board of directors. However, we will continue to reimburse our non-employee directors for their reasonable expenses incurred in connection with attending board and board committee meetings. Additionally, the equity awards described above will vest in full in the event of a “change in control” (as defined in our 2020 Equity Incentive Plan).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation for our principal executive officer, our principal financial officer and the three most highly compensated executive officers (other than our chief executive officer and chief financial officer) who were serving as executive officers at the end of 2019, whom we refer to herein as our “named executive officers.” Our named executive officers for 2019 were:

•	Peter Szulczewski, our Founder, CEO, and Chairperson of our board of directors;

•	Rajat Bahri, our Chief Financial Officer;

•	Devang Shah, our General Counsel and Secretary;

•	Thomas Chuang, our Vice President of Operations; and

•	Pai Liu, our Vice President of Data Science.

This Compensation Discussion and Analysis describes the material elements of our executive compensation program for our named executive officers during 2019 and discusses the key factors that were considered in determining their compensation.

Compensation Philosophy and Design

Our general compensation philosophy has been to compensate our named executive officers using competitive compensation packages that reward the achievement of our short-term and long-term business objectives and strategies and align their interests with the interests of our stockholders. To focus our executive officers on the fulfillment of our business objectives, a significant portion of their compensation has been and continues to be equity-based.

To date, the compensation packages of our named executive officers have reflected our stage of development as a privately-held company. Accordingly, we have emphasized the use of equity compensation in the form of RSU awards to motivate our named executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create sustainable long-term value for our stockholders. We believe that RSU awards offer our named executive officers a valuable long-term incentive that aligns their interests with the interests of our stockholders. In addition, to maintain a competitive compensation program, we also offer cash compensation in the form of base salaries to reward individual contributions and compensate our employees for their day-to-day responsibilities.

Currently, we do not provide any form of short-term incentive (such as performance bonuses or other incentives) to our named executive officers. We expect our named executive officers to perform at a level deserving of a bonus, however, and have taken this into consideration in establishing their current total direct compensation opportunities. We believe that having a substantial portion of our named executive officers’ compensation tied to equity awards aligns more closely with our business strategy to focus on long-term growth and innovation. We believe that our current compensation structure promotes a focus on long-term retention and stockholder value creation.

Compensation-Setting Process

During 2019, our CEO and board of directors were involved in determining the compensation of our named executive officers. Generally, our CEO would determine the annual base salary and size of the equity award for our named executive officers (other than his own compensation) in connection with conducting their annual performance review. Our CEO would present his proposed equity awards for our named executive officers to our board of directors for their consideration and approval.

With respect to cash compensation, our Vice President of Human Resources gathered data from the Radford technology company surveys to develop an understanding of the competitive market for various executive positions and formulated recommendations for our CEO with respect to the cash compensation, including any base salary adjustment, for our named executive officers.

With respect to equity compensation, our CEO would determine the appropriate size of each named executive officer’s award in connection with the performance review process and after giving consideration to each named executive officer’s anticipated future contributions, the criticality of his position, and individual performance. Our CEO would then present his proposed equity awards to our board of directors for its consideration. In approving the equity awards, our board of directors took into account such factors as company and individual performance, current and anticipated business conditions, the criticality of the position, the scope of the role and responsibilities, the individual’s tenure, the existing retention hold of the individual’s existing equity position, internal pay parity, and the recommendations of our CEO.

In May 2019, our board of directors formed a compensation committee comprised of three independent directors and delegated to such committee responsibility for overseeing our executive compensation program. The compensation committee held its first meeting in June 2019, at which time it approved a committee charter, which was then presented to our board of directors for approval. Among other things, the charter authorized the committee to review and recommend to our board of directors the compensation payable to our CEO, executive vice presidents and their direct reports, including the adjustment of base salaries each year and all bonus and other incentive compensation programs for such executives. Since most of the compensation actions and decisions for 2019 had already taken place by the time the compensation committee was formed, it took no formal actions in 2019.

For 2020 and going forward, the compensation committee will be responsible for our executive compensation program, including establishing our executive compensation philosophy, policies, and practices, recommending to the independent members of our board of directors the specific compensation, including cash and equity for our CEO, and determining the specific compensation, including cash and equity, for our other named executive officers. The members of the compensation committee have only recently begun to discuss our overall executive compensation philosophy. Therefore, the approach that we will use to compensate our named executive officers in the future may not be the same as how they have been compensated previously. We expect that the compensation committee will continue to review, evaluate and modify the executive compensation framework as a result of our becoming a publicly-traded company after this offering. Consequently, our compensation program following this offering may, over time, vary significantly from our historical practices.

In May 2019, we engaged Compensia, a national compensation consulting firm, to provide executive compensation advisory services for 2019, including the following:

•	development of a compensation peer group for purposes of conducting a series of competitive market assessments;

•	an analysis of our executive officers’ base salaries and equity compensation levels and plan structures for 2019;

•	assistance with a review of our equity compensation strategy, including the development of award guidelines and an aggregate spending budget;

•	a review of considerations and market practices related to short-term cash incentive plans; and

•	a review of board of director compensation market practices among late-stage pre-IPO and recently-public technology companies.

Subsequently, in August 2020, the compensation committee retained Compensia to provide executive compensation advisory services for 2020.

Compensation Elements

In 2019, we used cash and equity compensation to provide an overall competitive total compensation and benefits package to our named executive officers that is tied to creating value, commensurate with our results and aligns with our business strategy. Set forth below are the key elements of the compensation program for our named executive officers for 2019.

Base Salary

As part of his annual performance review of his direct reports in March 2019, our CEO also reviewed their base salaries for the year. In addition to considering their past performance and expected future contributions, our CEO reviewed an analysis of competitive market data drawn from Radford technology company compensation surveys prepared by our Vice President of Human Resources. Based on these considerations, as well the fact that we place greater emphasis on providing compensation in the form of equity awards in order to motivate our named executive officers and foster long-term growth for the benefit of our stockholders, our CEO determined to increase the base salaries of our other incumbent named executive officers at that time. At the same time, our board of directors determined to maintain the annual base salary of our CEO at its fiscal 2018 level.

The base salaries of our incumbent named executive officers for fiscal 2019 were as follows:

Named Executive Officer	Fiscal 2018 Base Salary	Fiscal 2019 Base Salary(1)	Percentage Increase
Mr. Szulczewski	$450,000	$450,000	–%
Mr. Bahri	295,000	380,000	29
Mr. Shah	284,000	340,000	20
Mr. Chuang	210,650	252,780	20

(1)	Base salary increases were effective April 1, 2019.

Subsequently, our CEO determined to increase Mr. Chuang’s annual base salary to $290,000 effective August 1, 2019 in order to further recognize his contributions to the Company during 2018 and ensure internal parity with the other individuals in the Company holding similar positions.

In connection with Mr. Liu’s appointment as our Director, Data Science effective September 23, 2019, we agreed to pay him an annual base salary of $275,000. In addition, we agreed to pay him a signing bonus in the amount of $50,000, subject to repayment of the full net amount of the bonus if he voluntarily leaves employment before the first anniversary of his employment start date. Mr. Liu was promoted and appointed our Vice President of Data Science on August 12, 2020.

Long-Term Incentive Compensation

As a privately-held company, we have used RSU awards as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach aligned our named executive officers’ contributions with our long-term interests and allowed our named executive officers to be accountable for and participate in any future appreciation in our common stock. Historically, our RSU awards have generally included both a multi-year service-based vesting requirement (generally four years) and a liquidity event vesting requirement (that is, the effectiveness of either a sale event or an initial public offering) (the “Liquidity Event”), allowing them to serve as an effective retention tool while also motivating our named executive officers to work toward corporate objectives that provide a meaningful return to our stockholders.

In granting equity awards, our board of directors generally considers, among other things, the named executive officer’s cash compensation, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, our financial results, our total annual equity budget, an evaluation of the expected and actual performance of each named executive officer, his individual contributions and responsibilities, the retention hold of his existing equity awards and how that lapses over time as awards vest, and the recommendations of our CEO (except with respect to his own equity award).

In February 2019, our board of directors determined to grant RSU awards to certain employees who had worked as part of a series of teams involved in several projects that were considered to have had a significant positive impact on our business. The number of shares of our common stock subject to each award varied by project, the various milestones assigned to that project, and the employment level of the employee. Recipients of the awards included two of the named executive officers, Messrs. Bahri and Chuang, who were each granted RSU awards in the following amounts:

Named Executive Officer	RSU Award (number of shares)	RSU Award (grant date fair value)
Mr. Bahri	126,370	$1,471,958
Mr. Chuang	126,370	1,471,958

The “Special Impact” awards vest (i) over a four-year period, with one-quarter of the shares of our common stock subject to the award vesting on the first anniversary of the vesting commencement date, and the remaining shares vesting monthly thereafter over 36 months in equal monthly increments, contingent upon the named executive officer remaining continuously employed by us through each applicable vesting date and (ii) subject to the occurrence of a Liquidity Event.

As part of our annual performance review cycle, in May 2019 our board of directors determined to grant RSU awards to our incumbent named executive officers other than our CEO. The number of shares of our common stock subject to each award was determined by our board of directors after considering the factors described above. Consistent with our CEO’s recommendation, our board of directors determined that his existing vested and unvested equity holdings (including his 2018 RSU award covering 6,486,890 shares in October 2018) provided the necessary motivation and retention incentive and therefore did not grant any equity grants to him in 2019.

The RSU awards granted to our other named executive officers were in the following amounts:

Named Executive Officer	RSU Award (number of shares)	RSU Award (grant date fair value)
Mr. Szulczewski	–	–
Mr. Bahri	1,474,290	$17,117,803
Mr. Shah	235,890	2,738,890
Mr. Chuang	29,490	342,405

The annual “Refresh” awards vest (i) over a four-year period, with 10% of the shares of our common stock subject to the award vesting monthly for the first year from the vesting commencement date, 20% of the shares subject to the award vesting monthly for the one-year period between the first and second anniversaries of the vesting commencement date, 30% of the shares subject to the award vesting monthly for the one-year period between the second and third anniversaries of the vesting commencement date, and 40% of the shares subject to the award vesting monthly for the one-year period between the third and fourth anniversaries of the vesting commencement date, contingent upon the named executive officer remaining continuously employed by us through each applicable vesting date and (ii) subject to the occurrence of a Liquidity Event.

In connection with Mr. Liu’s appointment as our Director, Data Science effective September 23, 2019, on November 22, 2019 our board of directors granted him an RSU award for 117,940 shares with a grant date fair value of $1,335,568. This RSU award vests (i) over a four-year period, with one-quarter of the shares of our common stock subject to the award vesting on the first anniversary of the vesting commencement date, and the remaining shares vesting monthly thereafter over 36 months in equal monthly increments, contingent upon his remaining continuously employed by us through each applicable vesting date and (ii) subject to the occurrence of a Liquidity Event.

The offering currently being contemplated by this prospectus will satisfy the Liquidity Event vesting requirement. As a result, if we successfully complete this offering, the named executive officers will vest in their “Special Impact” and “Refresh” RSU awards upon their satisfaction of the service-based vesting requirement.

Information with respect to the potential accelerated vesting applied to the equity awards held by certain of our named executive officers in the event of a change of control of our company or the termination of the named executive officer’s services in connection with or following a change of control of our company is discussed under “Potential Payments upon Termination or Change in Control” below.

Health and Welfare Benefits

Our named executive officers are eligible to participate in the same employee benefit plans, and on the same terms and conditions, as all other full-time, salaried U.S. employees. These benefits include medical, dental, and vision insurance, business travel insurance, an employee assistance program, health and dependent care flexible spending accounts, basic life insurance, accidental death and dismemberment insurance, short-term and long-term disability insurance and commuter benefits.

We design our employee benefits programs to be affordable and competitive in relation to the market as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Retirement Benefits

We maintain a Section 401(k) plan for our employees, including our named executive officers. The Section 401(k) plan is intended to qualify under Section 401(k) of the Code, so that contributions to the plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Currently, we do not provide company matching contributions to participants in the Section 401(k) plan.

We do not provide pension arrangements for our named executive officers or other employees, nor do we provide any nonqualified defined contribution or other deferred compensation plans to any of our employees.

Perquisites and other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our named executive officers except as generally made available to our employees or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make him or her more efficient and effective, and for recruitment and retention purposes. During 2019, none of our named executive officers received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for each individual.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as those described in the preceding paragraph. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation committee.

Employment Arrangements

We have entered into written employment offer letters with each of our named executive officers. We believe that these arrangements were necessary to secure the service of these individuals in a highly competitive job market.

Each of these employment offer letters does not have a specific term, provides for “at will” employment (meaning that either we or the named executive officer may terminate the employment relationship at any time without cause) and generally set forth the named executive officer’s initial base salary, eligibility to participate in our standard employee benefit plans and programs and includes a recommendation for an equity award to be approved by our board of directors. In addition, each of these employment offer letters required the named executive officer to execute our standard Proprietary (Confidential) Information and Inventions Agreement.

The employment offer letter we entered into with Mr. Bahri provides for 100% accelerated vesting of his RSU award described in his employment offer letter if we are subject to a “sale event” (as defined in his employment offer letter) while he is providing services to us. Mr. Shah’s employment offer letter provides for 50% accelerated vesting of any then unvested RSUs under his RSU award described in his employment offer letter if we are subject to a “sale event” (as defined in his employment offer letter) before his service with us terminates and he is subject to an “involuntary termination” (as defined in his employment offer letter) within 12 months following the sale event.

The severance and acceleration benefits that our named executive officers will be eligible for following this offering are described in “—Potential Payments upon Termination or Change in Control” below.

CEO Performance Award

The compensation committee of our board of directors has approved, effective as of December 7, 2020, the grant under our 2010 Plan of the CEO Performance Award to Mr. Szulczewski covering 10,021,500 shares of our Class B common stock subject to RSUs. The CEO Performance Award vests only if Mr. Szulczewski satisfies a service-based vesting condition and we achieve certain stock price goals, as described below.

In order to achieve its retention, incentive and stockholder alignment objectives, the CEO Performance Award will vest only if we achieve certain significant stock price targets over a period of up to seven years following this offering. Our board of directors and its compensation committee both believe these stock price targets represent challenging hurdles and, if achieved, would result in a return to our stockholders in excess of market norms for comparable technology companies.

The CEO Performance Award is eligible to vest based on our stock price performance over a performance period beginning six months after the effective date of the registration statement of which this prospectus forms a part and ending on the seventh anniversary of that effective date. The award is divided into five tranches that are eligible to vest based on the achievement of stock price targets (each referred to as a “Company Stock Price Target”) measured based on the 60-trading day trailing average per-share closing price of our Class A common stock on the Nasdaq Global Select Market during the performance period, as set forth below. The Company Stock Price Targets are expressed as a percentage increase above $23 per share (such price, the “Base Price” of the award).

Tranche	Company Stock Price Target (as % increase in Base Price)	Company Stock Price Target	Number of RSUs Earned If Price Target Achieved	Portion of RSUs Eligible to Vest (% of Total RSUs)
1	100%	$46	1,002,150	10%
2	200	69	1,503,230	15
3	300	92	2,004,300	20
4	400	115	2,505,370	25
5	500	138	3,006,450	30

In order for any of these RSUs to vest and except as described below in connection with certain change in control transactions, Mr. Szulczewski must remain employed as our Chief Executive Officer through at least the second anniversary of the date of the completion of this offering and thereafter he must continue to serve as our Chief Executive Officer as of each applicable Company Stock Price Target achievement date. If the stock price fails to reach a Company Stock Price Target during the performance period, that portion of the CEO Performance Award will not vest (except as described below). Our board of directors believes that having larger portions of the award vest upon the higher Company Stock Price Targets comprises a structure designed to achieve its incentive and alignment goals with respect to this award. The total number of RSUs subject to this award, the Base Price, the Company Stock Price Targets, and the Number of RSUs Earned If Price Target Achieved will be adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar event under the 2010 Plan.

Under the terms of the CEO Performance Award, certain of the Company Stock Price Targets may also be achieved in connection with a change in control of our company, such that Mr. Szulczewski could earn and vest in up to all of the RSUs. In connection with a change in control (as defined in the applicable award agreement for the CEO Performance Award) that occurs within the first two years after this offering and subject to Mr. Szulczewski continuing to serve as our Chief Executive Officer through immediately prior to the change in control, he could earn and vest in 50% of the otherwise un-earned portion of the RSUs if the per share value of our Class A common stock in the transaction (the “deal price”) is at least equal to the Tranche 1 Company Stock Price Target and he could earn and vest in all the RSUs if the deal price is at least equal to the Tranche 2 Company Stock Price Target, except if he incurs an involuntary termination (as such term is defined in his award agreement) after the change in control and prior to the second anniversary of this offering, then 100% of the RSUs that he would have otherwise been entitled to earn if he had continued to serve as our Chief Executive Officer through the second anniversary of this offering will immediately vest, subject to his compliance with the terms of his severance and change in control agreement with us. Thereafter, he could earn and vest in all the RSUs on a change in control occurring after the second anniversary and on or prior to the fourth anniversary of this offering if the deal price is at least equal to the Tranche 2 Company Stock Price Target and on a change in control occurring after the fourth anniversary of this offering if the deal price is above the Tranche 4 Company Stock Price Target, in each case, subject to him continuing to serve as our Chief Executive Officer through immediately prior to the change in control.

Tax and Accounting Considerations

As a general matter, we review and consider the various tax and accounting implications of the compensation vehicles that we use.

Deductibility of Executive Compensation

In approving the amount and form of compensation for our named executive officers, our board of directors will consider all elements of our cost of providing such compensation, including the potential impact of Section 162(m) of the Internal Revenue Code.

Our board of directors believes that our stockholders’ interests are best served if its discretion and flexibility in awarding compensation is not restricted, even though some portion may result in non-deductible compensation expense. Thus, we expect that in future years some portion of the compensation of our named executive officers may not be fully deductible by us for federal income tax purposes.

Accounting Implications

We follow FASB ASC Topic 718, Compensation—Stock Compensation, for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payments made to our employees and the members of our board of directors, including options to purchase shares of our common stock and other stock-based awards, based on the grant date “fair value” of these awards. This calculation is performed for financial accounting purposes and reported in the compensation tables below, even though recipients may never realize any value from their awards. FASB ASC Topic 718 also requires us to recognize the compensation cost of our share-based compensation awards in our income statements over the period that a recipient is required to render services in exchange for the option or other award.

Elements of Total Compensation—Risks and Mitigating Factors

We believe that the structure of our executive compensation program provides a mix of cash and equity compensation that balances short- and long-term incentives. We believe that the different time horizons and metrics used in the annual and long-term elements of compensation provide incentives to build our business prudently and profitably over time, while encouraging retention of our top talent. In addition, each element of compensation has been designed and is administered in a manner intended to minimize potential risks to us. The result is a program that we believe mitigates inappropriate risk taking and aligns the interests of our executive officers with those of our stockholders. Moreover, we have determined that any risks arising from our compensation policies and practices for all of our employees are not reasonably likely to have a material adverse effect on us.

Summary Compensation Table for 2019

The following table sets forth information concerning the total compensation awarded to, earned by, or paid to our named executive officers for the year ended December 31, 2019.

Name and Principal Position	Salary ($)		Bonus ($)		Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Peter Szulczewski Founder, CEO, and Chairperson	450,000		–		–	–	–	450,000
Rajat Bahri Chief Financial Officer	358,750		–		18,589,761	–	–	18,948,511
Devang Shah General Counsel and Secretary	326,000		–		2,738,890	–	–	3,064,890
Thomas Chuang Vice President of Operations	257,756		–		1,814,363	–	–	2,072,119
Pai Liu Vice President of Data Science	75,000	(2)	50,000	(3)	1,335,568	–	–	1,460,568

(1)

The amounts reported in this column reflect the accounting value for these equity awards and may not correspond to the actual economic value that may be received by our named executive officers from the equity awards. In accordance with SEC rules, this column reflects the grant date fair value of RSUs calculated in accordance with ASC Topic 718 for stock-based compensation transactions. Our RSUs are subject to both a service-based vesting condition and a liquidity-based vesting condition. The grant date fair values do not take into account any estimated forfeitures related to the service-based vesting condition.

(2)	Represents Mr. Liu’s prorated annual salary of $275,000 following his commencement of employment in September 2019.
(3)	Represents a signing bonus paid to Mr. Liu following his commencement of employment with us.

Grants of Plan-Based Awards Table for 2019

The following table provides information on the grants of plan-based awards made to each named executive officer during the year ended December 31, 2019.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Peter Szulczewski	–	–	–		–	–
Rajat Bahri	2/5/2019	–	126,370	(2)	–	1,471,958
	5/2/2019	–	1,474,290	(3)	–	17,117,803
Devang Shah	5/2/2019	–	235,890	(3)	–	2,738,890
Thomas Chuang	2/5/2019	–	126,370	(2)	–	1,471,958
	5/2/2019	–	29,490	(3)	–	342,405
Pai Liu	11/22/2019	–	117,940	(2)	–	1,335,568

(1)

This column reflects the grant date fair value of RSU awards, calculated in accordance with ASC Topic 718 for stock-based compensation. Our RSUs are subject to both a service-based vesting condition and a liquidity-based vesting condition.

(2)

The service-based vesting condition is satisfied as to 1/4th of the total shares of Class B common stock underlying the RSU award on the 12-month anniversary of the Vesting Commencement Date, and the service-based condition is satisfied as to 1/36th of the remaining shares on a monthly basis thereafter, subject to continued service to us through each vesting date.

(3)

The service-based vesting condition is satisfied on a monthly basis over a period of four years from the Vesting Commencement Date, with 10% of the total shares of Class B common stock underlying the RSU award vesting over the first year, 20% of the total shares vesting over the second year, 30% of the total shares vesting over the third year, and 40% of the total shares vesting over the fourth year, subject to continued service to us through each vesting date.

Outstanding Equity Awards at 2019 Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2019. The number of shares subject to each award and, where applicable, the exercise price per share. The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

		Option Awards					Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(*)
Peter Szulczewski	11/17/2013	8,375,000	(2)	–	0.149	4/15/2024	–		–
	6/9/2014	35,000,000	(3)	–	0.238	8/11/2024	–		–
	1/1/2015	–		–	–	–	2,388,860	(4)	57,332,640
	6/1/2016	–		–	–	–	688,320	(4)	16,519,680
	4/24/2017	–		–	–	–	2,581,550	(4)	61,957,200
	1/1/2018	–		–	–	–	817,640	(5)	19,623,360
	9/23/2018	–		–	–	–	6,486,890	(6)	155,685,360
Rajat Bahri	12/7/2016	–		–	–	–	2,483,990	(7)	59,615,760

		Option Awards					Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(*)
	1/1/2018	–		–	–	–	297,320	(5)	7,135,680
	1/1/2019	–		–	–	–	126,370	(4)	3,032,880
	4/1/2019	–		–	–	–	1,474,290	(8)	35,382,960
Devang Shah	2/5/2018	–		–	–	–	573,670	(9)	13,768,080
	4/1/2019	–		–	–	–	235,890	(8)	5,661,360
Thomas Chuang	7/1/2014	279,000	(10)	–	0.238	8/11/2024	–		–
	1/1/2015	–		–	–	–	16,200	(9)	388,800
	4/24/2017	–		–	–	–	20,040	(9)	480,960
	6/1/2016	–		–	–	–	16,200	(9)	388,800
	5/1/2018	–		–	–	–	20,810	(9)	499,440
	1/1/2019	–		–	–	–	126,370	(4)	3,032,880
	4/1/2019	–		–	–	–	29,490	(8)	707,760
Pai Liu	9/23/2019	–		–	–	–	117,940	(4)	2,830,560

(*)	Market value is based on the initial public offering price of our Class A common stock of $24.00 per share.
(1)

RSUs granted to our executive officers only vest upon the satisfaction of both (i) a service-based vesting condition and (ii) a liquidity-based vesting condition. The liquidity-based vesting condition is (i) the effective date of our initial public offering or (ii) a sale event (as defined in our RSU award agreements).

(2)	The shares subject to this option were fully vested as of November 17, 2017.
(3)	The shares subject to this option were fully vested as of June 9, 2018.
(4)

The service-based vesting condition is satisfied as to 1/4th of the total shares of Class B common stock underlying the RSU award on the 12-month anniversary of the Vesting Commencement Date, and the service-based condition is satisfied as to 1/36th of the remaining shares on a monthly basis thereafter, subject to continued service to us through each vesting date.

(5)

The service-based vesting condition is satisfied as to 1/60th of the total shares of Class B common stock underlying the RSU award on a monthly basis from the Vesting Commencement Date, subject to continued service to us through each vesting date.

(6)

The service-based vesting condition is satisfied as to 1/48th of the total shares of Class B common stock underlying the RSU award on a monthly basis from the Vesting Commencement Date, subject to continued service to us through each vesting date.

(7)

The service-based vesting condition is satisfied as to 1/5th of the total shares of Class B common stock underlying the RSU award on the 12-month anniversary of the Vesting Commencement Date, and the service-based condition is satisfied as to 1/20th of the total shares on a quarterly basis thereafter, subject to continued service to us through each vesting date.

(8)

The service-based vesting condition is satisfied on a monthly basis over a period of four years from the Vesting Commencement Date, with 10% of the total shares of Class B common stock underlying the RSU award vesting over the first year, 20% of the total shares vesting over the second year, 30% of the total shares vesting over the third year, and 40% of the total shares vesting over the fourth year, subject to continued service to us through each vesting date.

(9)

The service-based vesting condition is satisfied as to 1/5th of the total shares of Class B common stock underlying the RSU award on the 12-month anniversary of the Vesting Commencement Date, and the service-based condition is satisfied as to 1/48th of the remaining shares on a monthly basis thereafter, subject to continued service to us through each vesting date.

(10)	The shares subject to this option were fully vested as of July 1, 2019.

Stock Vested in 2019

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during 2019 by each of our named executive officers:

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Peter Szulczewski	–	–
Rajat Bahri	–	–
Devang Shah	–	–
Thomas Chuang	46,000	548,872
Pai Liu	–	–

(1)

The aggregate dollar amount realized upon the exercise of option awards represents the amount by which (x) the aggregate market price of the shares of our Class B common stock on the date of exercise, which is an assumed fair value as of the date of exercise, exceeds (y) the aggregate exercise price of the option.

Pension Benefits

We do not have any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change in Control

We do not have employment agreements with our named executive officers. Pursuant to the terms of his employment offer letter and his RSU agreements, Mr. Bahri will receive 100% accelerated vesting of his outstanding RSU awards if we are subject to a sale event while he is providing services to us. Pursuant to the terms of his employment offer letter and his RSU agreements, Mr. Shah will receive 50% accelerated vesting of any then unvested RSUs if we are subject to a sale event while he is providing services to us and he is terminated without cause or resigns for good reason within 12 months following the sale event.

In addition, we have entered into severance and change in control agreements with each of our named executive officers that will become effective upon the completion of this offering. These agreements will have a three-year term and, with the exception of Mr. Bahri as it relates to his existing RSU awards, will supersede any acceleration provisions in the officers’ offer letters.

Termination Not in Connection with a Change in Control. Pursuant to his severance and change in control agreement, if Mr. Szulczewski’s employment is terminated by us without cause or he resigns for good reason, he is eligible to receive a lump sum cash payment equal to 12 months of his base salary and an additional lump sum cash payment equal to 12 months of his benefit premiums. If the employment of Mr. Bahri or Mr. Shah is terminated by us without cause or such officer resigns for good reason, such officer is eligible to receive a lump sum cash payment equal to six months of his base salary, an additional lump sum cash payment equal to six months of his benefit premiums, and 12 months accelerated vesting of his time-based equity awards. If the employment of one of our other named executive officers is terminated by us without cause, the officer will be eligible to receive a lump sum cash payment equal to six months of his base salary and an additional lump sum cash payment equal to six months of his benefit premiums.

Termination in Connection with a Change in Control. Pursuant to his severance and change in control agreement, if Mr. Szulczewski’s employment is terminated by us without cause or he resigns for good reason, in either case within three months prior to or 12 months after a change in control, he is eligible to receive a lump sum cash payment equal to 18 months of his base salary, an additional lump sum cash payment equal to 18 months of his benefit premiums and full acceleration of his time-based equity awards. If the employment of one of our other named executive officers is terminated by us without cause or he resigns for good reason, in either case within three months prior to or 12 months after a change in control, the officer will be eligible to receive a lump sum cash payment equal to 12 months of his base salary, an additional lump sum cash payment equal to 12 months of his benefit premiums and full acceleration of his time-based equity awards.

For purposes of the severance and change in control agreements, the terms “cause,” “change in control” and “good reason” have the following meanings:

“Cause” means an officer’s willful and intentional unauthorized use or disclosure of our confidential information or trade secrets which causes material harm, material breach of any agreement with us, material failure to comply with our written policies or rules, conviction of a felony, gross negligence or willful misconduct, continuing failure to perform assigned duties (other than as a result of a disability) or failure to cooperate in good faith with a governmental or internal investigation.

“Good Reason” means a material diminution in the nature or scope of the officer’s responsibilities, authority, powers, functions or duties, a material reduction in the officer’s base salary, or a requirement that the officer relocate more than 50 miles.

“Change in Control” means any person (other than Peter Szulczewski) acquires ownership of more than 50% of our voting stock, a sale of all or substantially all of our assets, consummation of a merger of the company with or into another entity if our capital stock represents less than 50% of the voting power of the surviving entity or its parent, or certain changes in the composition of our board of directors.

The following table sets forth the amounts payable to each of our current named executive officers based on an assumed termination or change of control of us as of December 31, 2019:

Name	Cash Severance ($)	Health and Other Insurance Benefits ($)	Stock Options (Unvested and Accelerated) ($)	Restricted Stock Units (Unvested and Accelerated) ($)(1)	Total ($)
Peter Szulczewski
Termination for reasons other than Cause, death or Disability, or for Good Reason	—	—	—	—	—
Change in Control or Termination in connection with a Change in Control	—	—	—	—	—
Rajat Bahri
Termination for reasons other than Cause, death or Disability, or for Good Reason	—	—	—	—	—
Change in Control or Termination in connection with a Change in Control(2)	—	—	—	105,167,280	105,167,280
Devang Shah
Termination for reasons other than Cause, death or Disability, or for Good Reason	—	—	—	—	—
Change in Control or Termination in connection with a Change in Control(3)	—	—	—	9,714,720	9,714,720
Thomas Chuang
Termination for reasons other than Cause, death or Disability, or for Good Reason	—	—	—	—	—
Change in Control or Termination in connection with a Change in Control	—	—	—	—	—
Pai Liu
Termination for reasons other than Cause, death or Disability, or for Good Reason	—	—	—	—	—
Change in Control or Termination in connection with a Change in Control	—	—	—	—	—

(1)	The value of accelerated RSUs were determined by multiplying the number of unvested and accelerated RSUs by the initial public offering price of $24.00 per share.
(2)	Mr. Bahri is entitled to receive 100% accelerated vesting of his outstanding RSUs if we are subject to a sale event while he is providing services to us
(3)	Mr. Shah is entitled to receive 50% accelerated vesting of any then unvested RSUs upon a qualifying termination of employment within 12 months of the change in control.

2020 Equity Incentive Plan

General

Our board of directors adopted and approved our 2020 Equity Incentive Plan (the “2020 Plan”) on November 19, 2020 and it was subsequently approved by our stockholders. While our 2020 Plan became effective immediately on adoption, no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. Our 2020 Plan is intended to replace our 2010 Stock Plan (the “2010 Plan”). However, awards outstanding under our 2010 Plan will continue to be governed by their existing terms. Our 2020 Plan has the features described below.

Share Reserve

The number of shares of our Class A common stock available for issuance under our 2020 Plan will equal the sum of 36,000,000 shares plus up to 136,953,840 shares remaining available for issuance under, or issued pursuant to or subject to awards granted under, our 2010 Plan. The number of shares reserved for issuance under our 2020 Plan will be increased automatically on the first business day of each of our fiscal years, commencing in 2022 and ending in 2030, by a number equal to the lesser of:

•	5% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our board of directors.

In general, to the extent that any awards under our 2020 Plan are forfeited, terminate, expire or lapse without the issuance of shares, or if we repurchase the shares subject to awards granted under our 2020 Plan, those shares will again become available for issuance under our 2020 Plan, as will shares applied to pay the exercise or purchase price of an award or to satisfy tax withholding obligations related to any award.

Administration

The compensation committee of our board of directors will administer our 2020 Plan. The compensation committee will have complete discretion to make all decisions relating to our 2020 Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

Eligibility

Employees, non-employee directors, consultants and advisors will be eligible to participate in our 2020 Plan.

Under our 2020 Plan, the aggregate grant date fair value of awards granted to our non-employee directors may not exceed $1,000,000 in any one fiscal year, except that the grant date fair value of awards granted to newly appointed non-employee directors may not exceed $2,000,000 in the fiscal year in which such non-employee director is initially appointed to our board of directors. However, until our 2021 annual meeting of stockholders, newly appointed or elected non-employee directors may receive awards for up to 115,000 shares of Class A common stock, which shall not be counted towards the limitations in the preceding sentence.

Types of Awards

Our 2020 Plan will provide for the following types of awards:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	restricted shares; and

•	restricted stock units.

Options and Stock Appreciation Rights

The exercise price for options granted under our 2020 Plan may not be less than 100% of the fair market value of our Class A common stock on the grant date. Optionees will be permitted to pay the exercise price in cash or, with the consent of the compensation committee:

•	with shares of common stock that the optionee already owns;

•	by an immediate sale of shares through a broker approved by us;

•	by instructing us to withhold a number of shares having an aggregate fair market value that does not exceed the exercise price; or

•	by other methods permitted by applicable law.

An optionee who exercises a stock appreciation right receives the increase in value of our Class A common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our Class A common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash, shares of our Class A common stock or a combination.

Options and stock appreciation rights vest as determined by the compensation committee. In general, they will vest over a four-year period following the date of grant or, in the case of grants made to new hires, over the four-year period following their first day of employment. Options and stock appreciation rights expire at the time determined by the compensation committee but in no event more than 10 years after they are granted. These awards generally expire earlier if the participant’s service terminates earlier.

Restricted Shares and Stock Units

Restricted shares and stock units may be awarded under our 2020 Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service or upon satisfaction of other conditions determined by the compensation committee.

Settlement of vested stock units may be made in the form of cash, shares of Class A common stock or a combination of both.

Corporate Transactions

In the event we are a party to a merger, consolidation or certain change in control transactions, outstanding awards granted under our 2020 Plan, and all shares acquired under our 2020 Plan, will be subject to the terms of the definitive transaction agreement (or, if there is no such agreement, as determined by our compensation committee). Unless an award agreement provides otherwise, such treatment may include any of the following with respect to each outstanding award:

•	the continuation, assumption or substitution of an award by a surviving entity or its parent;

•	the cancellation of an award without payment of any consideration;

•

the cancellation of the vested portion of an award (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each share of our Class A common stock receives in the transaction over (if applicable) the exercise price otherwise payable in connection with the award; or

•

the assignment of any reacquisition or repurchase rights held by us in respect of an award of restricted shares to the surviving entity or its parent (with proportionate adjustments made to the price per share to be paid upon exercise of such rights).

The vesting of an outstanding award may be accelerated by the compensation committee upon the occurrence of a change in control, whether or not the award is to be assumed or replaced in the transaction, or in connection with a termination of service following a change in control transaction.

A change in control includes:

•	any person acquiring beneficial ownership of more than 50% of our total voting power, other than Peter Szulczewski;

•	the sale or other disposition of all or substantially all of our assets;

•	our merger or consolidation after which our voting securities represent 50% or less of the total voting power of the surviving or acquiring entity; or

•	the members of our board cease to constitute a majority of the members of our board over a period of 12 months, excluding any new members appointed or elected by the then incumbent board.

Changes in Capitalization

In the event of certain changes in our capital structure without our receipt of consideration, such as a stock split, reverse stock split or dividend paid in Class A common stock, proportionate adjustments will automatically be made to:

•	the maximum number and kind of shares available for issuance under our 2020 Plan, including the maximum number and kind of shares that may be issued upon the exercise of incentive stock options;

•	the maximum number and kind of shares covered by, and exercise price, base price or purchase price, if any, applicable to each outstanding stock award.; and

•	the maximum number and kind of shares by which the share reserve may increase automatically each year.

In the event that there is a declaration of an extraordinary dividend payable in a form other than our Class A common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

Amendments or Termination

Our board of directors may amend or terminate our 2020 Plan at any time. If our board of directors amends our 2020 Plan, it does not need stockholder approval of the amendment unless required by applicable law, regulation or rules. Our 2020 Plan will terminate automatically 10 years after the later of the date when our board of directors adopts our 2020 Plan or it approves a share increase that is also approved by our stockholders.

2010 Stock Plan

General

Our board of directors and stockholders adopted our 2010 Plan in July 2010, which has been subsequently amended from time to time.

As of September 30, 2020, we have reserved 149,478,610 shares of our Class B common stock for issuance under our 2010 Plan. There were outstanding options to purchase 74,943,650 shares of Class B common stock, at exercise prices ranging from $0.001 to $5.556 per share, or a weighted-average exercise price of $0.234 per share, 50,235,160 shares of Class B common stock issuable upon the vesting and settlement of RSUs, and 1,953,530 shares of Class B common stock remained available for future issuance. Unissued shares subject to awards that expire or are cancelled and shares reacquired by us will again become available for issuance under our 2010 Plan or, following consummation of this offering, under our 2020 Plan.

2020 Employee Stock Purchase Plan

General

Our board of directors adopted and approved our 2020 Employee Stock Purchase Plan (the “2020 ESPP”) on November 19, 2020, and it was subsequently approved by our stockholders. Our 2020 ESPP became effective as of the effective date of the registration statement of which this prospectus is a part. Our 2020 ESPP is intended to qualify under Section 423 of the Code. Our 2020 ESPP has the features described below.

Share Reserve

7,500,000 shares of our Class A common stock have been reserved for issuance under our 2020 ESPP. The number of shares reserved for issuance under our 2020 ESPP will automatically be increased on the first business day of each of our fiscal years, commencing in 2022 and ending in 2040, by a number equal to the least of:

•	7,500,000 shares;

•	1% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our board of directors.

The number of shares reserved under our 2020 ESPP will automatically be adjusted in the event of a stock split, stock dividend or a reverse stock split (including an adjustment to the per-purchase period share limit).

Administration

The compensation committee of our board of directors will administer our 2020 ESPP.

Eligibility

All of our employees or of any participating subsidiaries will generally be eligible to participate in our 2020 ESPP, although the administrator may exclude certain categories of employees from an offering period, as permitted by applicable law, including employees employed for less than two years, working less than 20 hours per week, who are employed less than five months per year, or are highly compensated employees. Eligible employees may begin participating in our 2020 ESPP at the start of any offering period.

Offering Periods

Each offering period will last a number of months determined by the compensation committee, not to exceed 27 months. A new offering period will begin periodically, as determined by the compensation committee. Offering periods may overlap or may be consecutive. Unless otherwise determined by the compensation committee, offering periods of 24 months’ duration will begin each year on May 21st and November 21st. Unless determined otherwise by the administrator, the first offering period will begin on the effective date of the registration statement related to this offering and will end on November 20, 2022, with the first purchase date occurring on May 20, 2021.

Amount of Contributions

Our 2020 ESPP will permit each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed 2,500 shares. The value of the shares purchased in any calendar year may not exceed $25,000. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price

The price of each share of common stock purchased under our 2020 ESPP will not be less than 85% of the lower of the fair market value per share of common stock on the first day of the applicable offering period (or, in the case of the first offering period, the price at which one share of common stock is offered to the public in this offering) or the fair market value per share of common stock on the purchase date.

Other Provisions

Employees may end their participation in our 2020 ESPP at any time. Participation ends automatically upon termination of employment with us. If we experience a change in control, our 2020 ESPP will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors or our compensation committee may amend or terminate our 2020 ESPP at any time.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described under “Executive Compensation” and “Management” and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Equity Financings

Series H Redeemable Convertible Preferred Stock Financing

In March 2019, we entered into a closing of a Series H redeemable convertible preferred stock financing, pursuant to which we sold 9,435,480 shares of Series H redeemable convertible preferred stock at a purchase price of $16.95729 per share for aggregate proceeds of $160 million. General Atlantic (WI), L.P. purchased 8,845,770 shares of Series H redeemable convertible preferred stock. Mr. Syed, a member of our board of directors, is a Managing Director of General Atlantic LLC, which is an affiliate of General Atlantic (WI), L.P. The terms of the Series H redeemable convertible preferred stock also provide for the issuance of the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares. See the section titled “Capitalization—Series H Redeemable Convertible Preferred Stock Additional Issuance”.

Series G Redeemable Convertible Preferred Stock Financing

From September 2017 until October 2017, we entered into various closings of a Series G redeemable convertible preferred financing, pursuant to which we sold 16,873,190 shares of Series G redeemable convertible preferred stock at a purchase price of $13.4533 per share for aggregate proceeds of approximately $227 million. The following table summarizes purchases of our Series G redeemable convertible preferred stock by beneficial holders of more than 5% of our outstanding capital stock and entities managed by certain of our directors:

Name of Stockholder	Shares of Series G Redeemable Convertible Preferred Stock (#)	Total Purchase Price ($)
Entities affiliated with The Founders Fund(1)	371,660	5,000,052
DST Investments XVI, L.P.(2)	4,608,540	62,000,071
8VC Co-Invest Fund I, L.P.(3)	148,660	1,999,968

(1)

Affiliates of The Founders Fund holding our securities, whose shares are aggregated for purposes of determining holders of 5% or more of our outstanding capital stock as of the Series G Stock redeemable convertible preferred stock financing and for purposes of reporting the above share ownership information, are, The Founders Fund V, LP, The Founders Fund V Entrepreneurs Fund, LP, The Founders Fund V Principals Fund, LP and FF Wish VI, LLC.

(2)

Affiliates of DST Investments XVI, L.P. holding our securities, whose shares are aggregated for purposes of determining holders of 5% or more of our outstanding capital stock as of the Series G redeemable convertible preferred stock financing, are, DST Global IV, L.P., DST Global IV Co-Invest, L.P., DST Global V, L.P., DST Investments XI, L.P., and DST Investments XV, L.P.

(3)

Mr. Lonsdale, a member of our board of directors, holds ultimate voting and investment power with respect to the securities held by 8VC Co-Invest Fund I, L.P. and disclaims beneficial ownership of such securities except to the extent of his pecuniary interests therein.

Certain Transactions with our Chief Executive Officer, President, and Chairperson.

In June 2019, we repurchased 1,429,740 shares of common stock from Mr. Szulczewski for $12.17 per share for an aggregate purchase price of approximately $17.4 million.

In August 2020, Mr. Szulczewski repaid a loan we previously issued to him in the amount of approximately $1.1 million to reimburse certain expenses incurred by us on behalf of Mr. Szulczewski.

In August 2020, we paid a fee in the amount of $280,000 to the United States Treasury Department in connection with a change in the composition of our board of directors, which resulted in an increase in Mr. Szulczewski’s voting rights on our board of directors, as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Right of First Refusal and Repurchases

Pursuant to certain agreements with our stockholders, including our amended and restated first refusal and co-sale agreement dated originally dated May 11, 2012 and amended and restated on August 25, 2020, we or our assignees have a right to purchase shares of our capital stock that stockholders propose to sell to other parties. Since January 1, 2017, we have (i) waived our right of first refusal in connection with the sale of 12,276,070 shares of our Class B common stock in 26 separate transactions and (ii) exercised our right of first refusal in one transaction that involved the repurchase of 1,429,740 shares of our Class B common stock, that involved the sale or purchase or repurchase of such shares by our directors and officers, entities with which certain of our directors are affiliated and certain holders of more than 5% of our capital stock. Each of Messrs. Szulczewski, Lonsdale, Zhang, and Chuang, as well as 8VC Co-Invest Fund I, L.P. and FF Wish VI, LLC, were parties in one or more of these transactions.

Amended and Restated Voting Agreement

On March 18, 2019, we entered into an amended and restated voting agreement, with certain holders of our common stock and the holders of our redeemable convertible preferred stock, including our founder and chief executive officer, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated, with respect to the election of our directors and certain other matters. All of our current directors were elected pursuant to the terms of this agreement. The amended and restated voting agreement will terminate upon the completion of this offering.

Amended and Restated First Refusal and Co-Sale Agreement

On August 25, 2020, we entered into an amended and restated first refusal and co-sale agreement with holders of our common stock and redeemable convertible preferred stock, including our founder and chief executive officer, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. This agreement provides the holders of redeemable convertible preferred stock a right of purchase and of co-sale in respect of sales of securities by certain holders of our common stock. The rights of purchase and co-sale will terminate upon the completion of this offering.

Amended and Restated Investors’ Rights Agreement

On March 18, 2019, we entered into an amended and restated investors’ rights agreement with holders of our redeemable convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Management Rights Letters

In connection with our sale of our redeemable convertible preferred stock, we entered into management rights letters with certain purchasers of our redeemable convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated, pursuant to which such entities were granted certain management rights, including the right to consult with and advise our management on significant business issues, review our operating plans, examine our books and records and inspect our facilities. These management rights will terminate upon completion of this offering.

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws, which will be effective upon the completion of this offering, will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law.

We also intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide that we will indemnify each such person against any and all expenses incurred by such person because of his or her status as one of our directors or executive officers, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors and executive officers in connection with a legal proceeding involving his or her status as a director, executive officer or employee.

Policies and Procedures for Related Person Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related person transaction,” which is any transaction, arrangement, or relationship (or series of similar transactions, arrangements, or relationships) in which we are, were, or will be a participant and the amount involved exceeds $120,000, and in which the related person had, has, or will have a direct or indirect material interest. We intend to adopt a written related person transaction policy to be effective upon the completion of this offering. Under our related person transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available. Our audit committee will approve only those transactions that, as determined by our audit committee, are in, or are not inconsistent with, our best interests and the best interests of our stockholders.

Although we have not had a written policy prior to this offering for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all of our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 31, 2020, and as adjusted to reflect the sale of Class A common stock offered by us in this offering, for:

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock;

•	each of our directors and director nominee;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that they beneficially own, subject to applicable community property laws.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 431,558,320 shares of our Class A common stock and 109,059,160 shares of our Class B common stock outstanding as of October 31, 2020, assuming the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, the automatic conversion and reclassification of our redeemable convertible preferred stock into 421,691,920 shares of our Class A common stock, the cashless exercise of an outstanding warrant to purchase 9,866,400 shares of our Series B redeemable convertible preferred stock outstanding as of October 31, 2020 into 9,866,400 shares of our Class A common stock at an exercise price of $0.00001 per share, each of which we expect to occur immediately prior to the completion of this offering. For purposes of calculating the percentage of beneficial ownership prior to this offering, we did not include the effect of any voting agreements or voting proxies that terminate upon the offering. We have based our calculation of the percentage of beneficial ownership after this offering on 478,122,851 shares of our Class A common stock and 109,059,160 shares of our Class B common stock outstanding and assuming no exercise by the underwriters of their option to purchase additional shares but assuming the issuance of the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares. We also have assumed that no persons listed below are purchasing shares of our Class A common stock in this offering including in the directed share program. We have deemed shares of our Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of October 31, 2020 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of October 31, 2020 (assuming the satisfaction of the liquidity-based vesting condition) to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is One Sansome Street, 40th Floor, San Francisco, California 94104.

	Shares Beneficially Owned Prior to this Offering				% of Total Voting Power Before Our Initial Public Offering(1)	Shares Beneficially Owned After this Offering				% of Total Voting Power After Our Initial Public Offering(1)
	Class A		Class B			Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%		Shares	%	Shares	%
Named Executive Officers and Directors:
Peter Szulczewski(2)	–	–	104,438,670	64.5	56.9	–	–	104,438,670	64.5	56.2
Shares subject to voting proxies(3)	1,999,830	*	1,060,600	1.0	*	1,999,830	*	27,441,890	25.1	20.7
Total(2)(3)	1,999,830	*	105,499,270	65.1	57.5	1,999,830	*	131,880,560	81.3	70.9
Julie Bradley	–	–	–	–	–	–	–	–	–	–
Ari Emanuel(4)	371,660	*	25,000	*	*	371,660	*	25,000	*	*
Joe Lonsdale(5)	69,354,800	16.1	7,528,900	6.9	8.4	69,354,800	14.5	–	–	2.6
Tanzeen Syed(6)	16,359,230	3.8	1,400,000	1.3	1.7	16,888,478	3.5	1,400,000	1.3	1.7
Stephanie Tilenius(7)	–	–	–	–	–	–	–	–	–	–
Hans Tung(8)	33,340,640	7.7	4,696,600	4.3	4.9	33,340,640	7.0	–	–	1.3
Jacqueline Reses (nominee)(9)	–	–	–	–	–	–	–	–	–	–
Rajat Bahri(10)	–	–	2,580,640	2.3	1.9	–	–	2,580,640	2.3	1.9
Devang Shah(11)	–	–	395,580	*	*	–	–	395,580	*	*
Thomas Chuang(12)	–	–	408,830	*	*	–	–	408,830	*	*
Pai Liu(13)	–	–	44,220	*	*	–	–	44,220	*	*
All executive officers and directors as a group (11 persons)(14)	121,426,160	28.1	122,579,040	74.0	68.7	121,955,408	25.5	136,734,830	82.5	75.3
Other 5% Stockholders:
Entities affiliated with DST Global(15)	103,795,380	24.1	–	–	4.0	103,795,380	21.7	–	–	3.9
Entities affiliated with The Founders Fund(16)	61,774,580	14.3	702,540	*	2.9	61,774,580	12.9	702,540	*	2.9
Entities affiliated with Formation8 Partners(17)	63,386,130	14.7	5,800,630	5.3	6.9	63,386,130	13.3	–	–	2.4
Entities affiliated with GGV Capital(18)	33,340,640	7.7	4,696,600	4.3	4.9	33,340,640	7.0	–	–	1.3
Republic Technologies Pte. Ltd.(19)	26,834,880	6.2	–	–	1.0	26,834,880	5.6	–	–	1.0
Sheng Zhang(20)	–	–	26,691,290	19.9	17.1	–	–	26,691,290	19.9	16.9
*=	Less than 1 percent.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, held beneficially as a single class. The holders of our Class B common stock are entitled to 20 votes per share, and holders of our Class A common stock are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common stock, see the section titled “Description of Capital Stock—Common Stock.”

(2)

Consists of (i) 51,494,240 shares of Class B common stock, (ii) 43,375,000 shares of Class B common stock issuable upon exercise of options exercisable within 60 days of October 31, 2020, and (iii) 9,569,430 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of October 31, 2020. Mr. Szulczewski also holds 3,393,830 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of October 31, 2020. Mr. Szulczewski also holds RSUs subject to the CEO Performance Award, which are not included in the table above.

(3)

Consists of 1,999,830 shares of our Class A common stock and 1,060,600 shares of our Class B common stock prior to this offering and 1,999,830 shares of our Class A common stock, an option to purchase 250,000 shares of our Class B common stock, and 27,191,890 shares of our Class B common stock after this offering held by other stockholders over which Mr. Szulczewski holds an irrevocable proxy, pursuant to voting agreements between Mr. Szulczewski, us and such stockholders, including certain of our directors and holders of more than 5% of our capital stock with respect to certain matters, as indicated in the footnotes below. Other than an outstanding proxy that survives this offering, the proxies only become effective upon the closing of this offering. We do not believe that the parties to these proxies constitute a “group” under Section 13 of the Securities Exchange Act of 1934, as amended, as Mr. Szulczewski exercises voting control over these shares. For more information about the proxies, see the section titled “Description of Capital Stock—Voting Agreements.”

(4)

Consists of 371,660 shares of Class A common stock held by Mr. Emanuel and 25,000 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of October 31, 2020. Mr. Emanuel also holds 75,000 unvested restricted stock units which are subject to vesting conditions not expected to occur within 60 days of October 31, 2020.

(5)

Consists of (i) 705,700 shares of Class B common stock and 250,000 shares of Class B common stock issuable upon exercise of options exercisable within 60 days of October 31, 2020 beneficially owned by Mr. Lonsdale, (ii) 46,541,100 shares of Class A common stock, 5,800,630 shares of Class B common stock and 9,866,400 shares of Class A common stock issuable upon exercise of a Series B redeemable convertible preferred stock warrant held by Formation8 Partners Fund I. L.P., (iii) 2,049,960 shares of Class A common stock and 772,570 shares of Class B common stock held by 8VC Co-Invest Fund, I, L.P., (iv) 5,399,550 shares of Class A common stock held by F8 StarLight SPV, L.P., (v) 1,579,080 shares of Class A common stock held by F8 StarLight SPV II, L.P., (vi) 1,470,940 shares of Class A common stock held by Anduin I, L.P., and (vii) 2,447,770 shares of Class A common stock held by CL SPV, L.P. Mr. Lonsdale, a member of our board of directors holds shared voting and investment power with respect to Formation8 Partners Fund I. L.P., F8 StarLight SPV, L.P. and F8 StarLight SPV II, L.P. and ultimate voting and investment power with respect to the securities held by 8VC Co-Invest Fund, I, L.P., Anduin I, L.P., and CL SPV, L.P., and disclaims beneficial ownership of the shares held by such entities except to the extent of his pecuniary interests therein. The address for Mr. Lonsdale is c/o 8VC, Pier 5, Suite 101, San Francisco, CA 94111. 7,278,900 shares of our Class B common stock held by 8VC Co-Invest Fund I, L.P., Formation8 Partners Fund I, L.P., and Mr. Lonsdale and 250,000 shares of Class B common stock issuable upon exercise of options exercisable within 60 days of October 31, 2020 beneficially owned by Mr. Lonsdale, collectively, are subject to a proxy in favor of Mr. Szulczewski referred to in footnote (3) above.

(6)

Consists of (i) 1,400,000 shares of Class B common stock and (ii) 16,888,478 shares of Class A common stock held by General Atlantic (WI), L.P. (“GA WI”) including, on a post-offering basis, the issuance of the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares held by GA WI. The limited partners that share beneficial ownership of the shares held by GA WI are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners 100, L.P. (“GAP 100”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP EU”), General Atlantic Partners (Lux) SCSp (“GAP Lux”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”).

The general partner of GA WI is General Atlantic (SPV) GP, LLC (“GA SPV”). The general partner of GAP Lux is General Atlantic GenPar (Lux) ScSp (“GA GenPar Lux”) and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l. (“GA Lux”). The general partner of GAP Bermuda EU and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP (Bermuda) Limited”) is the general partner of GenPar Bermuda. The general partner of GAP 100 is General Atlantic GenPar, L.P. (“GA GenPar”) and the general partner of GA GenPar is General Atlantic LLC (“GA LLC”). GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and is the sole member of GA SPV. There are eight members of the management committee of GA LLC (the “GA Management Committee”). The members of the GA Management Committee are also the members of the management committee of GAP (Bermuda) Limited. GA LLC, GA GenPar, GAP (Bermuda) Limited, GenPar Bermuda, GA Lux, GA GenPar Lux, GA SPV and the GA Funds (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The mailing address of the foregoing General Atlantic entities (other than GAP Bermuda EU, GAP Lux, GA GenPar Lux, GA Lux, GenPar Bermuda and GAP (Bermuda) Limited) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The mailing address of GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) Limited is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address for GAP Lux, GA GenPar Lux and GA Lux is Luxembourg is 412F, Route d’Esch, L-2086 Luxembourg.

Each of the members of the GA Management Committee disclaims ownership of the shares except to the extent that he has a pecuniary interest therein. Mr. Syed is a Managing Director of GA LLC and serves as a director of the Company. Mr. Syed disclaims ownership of all such shares except to the extent that he has a pecuniary interest therein.

(7)	Ms. Tilenius holds 111,110 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of October 31, 2020.
(8)

Consists of (i) 556,140 shares of Class A common stock and 97,520 shares of Class B common stock held by GGV Capital IV Entrepreneurs Fund L.P., (ii) 26,229,210 shares of Class A common stock and 4,599,080 shares of Class B common stock held by GGV Capital IV L.P., and (iii) 6,555,290 shares of Class A common stock held by GGV Capital Select L.P. GGV Capital IV L.L.C. is the general partner of GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital IV L.P. The general partner of GGV Capital Select L.P. is GGV Capital Select L.L.C. Mr. Tung, a member of our board of directors, is a Managing Partner of GGV Capital V L.L.C. and GGV Capital Select L.L.C. and therefore, may be deemed to share voting and investment power with regard to the securities held directly such entities. The address for Mr. Tung is c/o GGV Capital, 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025. Please see footnote (17) below for a description of proxies entered into by certain of the funds listed herein.

(9)	Ms. Reses was appointed to our board of directors in December 2020 to be effective upon the closing of this offering.
(10)

Consists of 2,580,640 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of October 31, 2020. Mr. Bahri also holds 2,051,330 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of October 31, 2020.

(11)

Consists of 395,580 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of October 31, 2020. Mr. Shah also holds 663,980 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of October 31, 2020.

(12)

Consists of 279,000 shares of Class B common stock issuable upon exercise of options exercisable within 60 days of October 31, 2020 and 129,830 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of October 31, 2020. Mr. Chuang also holds 199,280 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of October 31, 2020.

(13)

Consists of 44,220 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of October 31, 2020. Mr. Liu also holds 191,670 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of October 31, 2020.

(14)

Consists of (i) 121,426,160 shares of Class A common stock beneficially owned by our directors and named executive officers, (ii) 65,930,340 shares of Class B common stock beneficially owned by our directors and named executive officers, and (iii) 56,648,700 shares of Class B common stock issuable to our directors and named executive officers upon exercise of outstanding stock options and vesting and settlement of RSUs exercisable or issuable within 60 days of October 31, 2020. The directors and officers also hold 6,686,200 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of October 31, 2020. On a post-offering basis, also reflects the shares over which Mr. Szulczewski holds proxies and the applicable Series H Redeemable Convertible Preferred Stock Additional Issuance Shares.

(15)

Represents (i) 34,403,400 shares of Class A common stock held by DST Global IV, L.P., (ii) 6,478,250 shares of Class A common stock held by DST Global IV Co-Invest, L.P., (iii) 16,195,640 shares of Class A common stock held by DST Global V, L.P., (iv) 28,585,330 shares of Class A common stock held by DST Investments XI, L.P., (v) 13,524,220 shares of Class A common stock held by DST Investments XV, L.P., and (vi) 4,608,540 shares of Class A common stock held by DST Investments XVI, L.P. We refer to DST Global IV, L.P., DST Global IV Co-Invest, L.P., DST Global V, L.P., DST Investments XI, L.P., DST Investments XV, L.P., and DST Investments XVI, L.P. as DST Global. The DST Global limited partnerships are each controlled by their respective general partner, DST Managers Limited or DST Managers V Limited (collectively, the “DST Global General Partners”). The DST Global General Partners, as applicable, hold ultimate voting and investment power over the shares held by the DST Global. Despoina Zinonos is the President of each of the DST Global General Partners. The address for DST Global is c/o Trident Trust Company (Cayman) Limited, One Capital Place, PO Box 847, Grand Cayman, KY1-1103, Cayman Islands.

(16)

Represents of (i) 661,510 shares of Class A common stock held of record by The Founders Fund V Entrepreneurs Fund, LP (FF-VE), (ii) 12,572,820 shares of Class A common stock held of record by The Founders Fund V Principals Fund, LP (FF-VP), (iii) 46,739,070 shares of Class A common stock held of record by The Founders Fund V, LP (FF-V), and (iv) 702,540 shares of Class B common stock and 1,801,180 shares of Class A common stock held of record by FF Wish VI, LLC (FF-Wish). Peter Thiel and Brian Singerman have shared voting and investment power over the shares held by each of FF-VE, FF-VP and FFV. Peter Thiel, Brian Singerman and Keith Rabois have shared voting and investment power over the shares held by FF-Wish. The address of each of the entities identified in this footnote is One Letterman Drive, Building D, 5th Floor, San Francisco, California 94129.

(17)

Represents (i) 46,541,100 shares of Class A common stock, 5,800,630 shares of Class B common stock and 9,866,400 shares of Class A common stock issuable upon exercise of a Series B redeemable convertible preferred stock warrant held by Formation8 Partners Fund I, L.P., (ii) 5,399,550 shares of Class A common stock held by F8 StarLight SPV, L.P., and (iii) 1,579,080 shares of Class A common stock held by F8 StarLight SPV II, L.P. We refer to the entities listed above as the Formation8 Entities. Formation8 GP, LLC has sole voting and dispositive power with regard to the shares held by the Formation8 Entities. The managing members of Formation8 GP, LLC are James Kim, Brian Koo and Mr. Lonsdale. The managing members of Formation8 GP, LLC disclaim beneficial ownership of the shares held by the Formation8 Entities except to the extent of their pecuniary interests therein. The address for the Formation8 entities is 4962 El Camino Real, Suite 212, Los Altos, California 94022. Please see footnote (5) above for a description of proxies entered into by certain of the funds listed herein.

(18)

Consists of (i) 556,140 shares of Class A common stock and 97,520 shares of Class B common stock held by GGV Capital IV Entrepreneurs Fund L.P., (iii) 26,229,210 shares of Class A common stock and 4,599,080 shares of Class B common stock held by GGV Capital IV L.P. and (ii) 6,555,290 shares of Class A common stock held by GGV Capital Select L.P. GGV Capital IV L.L.C. is the general partner of GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital IV L.P. The general partner of GGV Capital Select L.P. is GGV Capital Select L.L.C. Mr. Tung, a member of our board of directors, is a Managing Director of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. and therefore, may be deemed to share voting and investment power with regard to the securities held directly such entities. Mr. Tung disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. The address for Mr. Tung is c/o GGV Capital, 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025. 4,696,600 shares of our Class B common stock held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P., collectively, are subject to a proxy in favor of Mr. Szulczewski referred to in footnote (3) above.

(19)

Represents 26,834,880 shares of Class A common stock held by Republic Technologies Pte. Ltd. (“Republic Technologies”). Republic Technologies is a direct wholly-owned subsidiary of Seletar Investments Pte. Ltd. (“Seletar”), which in turn is a direct wholly-owned subsidiary of Temasek Capital (Private) Limited (“Temasek Capital”), which in turn is a direct wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek Holdings”), the ultimate beneficial holder,

Temasek Holdings is wholly-owned by the Singapore Minister for Finance. Under the Singapore Minister for Finance (Incorporation) Act (Chapter 183), the Minister for Finance is a body corporate. In such capacities, each of Seletar, Temasek Capital, and Temasek Holdings may be deemed to have voting and dispositive power over the shares held by Republic Technologies. The address for these entities is 60B Orchard Road, #06-18 Tower 2, TheAtrium@Orchard, Singapore 233891.

(20)

Consists of (i) 534,320 shares of Class B common stock held by Mr. Zhang, (ii) 21,310,890 shares of Class B common stock issuable upon exercise of options exercisable within 60 days of October 31, 2020, (ii) 4,025,050 shares of Class B common stock issuable upon vesting and settlement of restricted stock units exercisable within 60 days of October 31, 2020, and (iii) 821,030 shares of Class B common stock held by Sheng Zhang, trustee of the ZLZ Trust. Mr. Zhang also holds 271,580 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of October 31, 2020.

DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering and is qualified by reference to the forms of our amended and restated certificate of incorporation and our amended and restated bylaws filed as exhibits to the registration statement relating to this prospectus, and by the applicable provisions of Delaware law.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize 100,000,000 shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 3,600,000,000 shares, all with a par value of $0.0001 per share, of which:

•	3,000,000,000 shares are designated as Class A common stock;

•	500,000,000 shares are designated as Class B common stock; and

•	100,000,000 shares are designated as preferred stock.

As of September 30, 2020, and after giving effect to the automatic conversion of all of our outstanding redeemable convertible preferred stock into Class A common stock in connection with this offering and the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, as if such reclassification had occurred immediately prior to the completion of this offering, there were outstanding:

•	421,691,920 shares of our Class A common stock held of record by 135 stockholders;

•	108,859,160 shares are designated as Class B common stock held of record by 89 stockholders;

•	74,943,650 shares of our Class B common stock issuable upon exercise of outstanding stock options;

•	50,235,160 shares of our Class B common stock subject to outstanding RSUs;

•	a warrant to purchase 9,866,400 shares of our Class A common stock;

•	a warrant to purchase 550,000 shares of our Class B common stock; and

•	the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares.

Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. See the section titled “Dividend Policy” for more information.

Voting Rights

The holders of our Class B common stock are entitled to 20 votes per share, and holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation will provide as long as any shares of Class B common stock remain outstanding, we shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or our amended and restated certificate of incorporation:

•

amend, alter, or repeal any provision of our amended and restated certificate of incorporation or amended and restated bylaws that modifies the voting, conversion or other powers, preferences, or other special rights or privileges, or restrictions of our Class B common stock; or

•

reclassify any of our outstanding shares of Class A common stock into shares having rights as to dividends or liquidation that are senior to our Class B common stock or the right to more than one (1) vote for each share thereof.

Delaware law or our amended and restated certificate of incorporation could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

The holders of common stock will not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting power of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

No Preemptive or Similar Rights

Except for the conversion provisions with respect to our Class B common stock described below, holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of our Class B Common Stock

Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers described in our amended and restated certificate of incorporation. Upon the death or permanent incapacity of each holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock. However, shares of Class B common stock held by Mr. Szulczewski or his permitted estate planning entities or other permitted transferees will not convert automatically into Class A common stock until a time that is between 90 and 270 days after his death or permanent incapacity, as determined by the board of directors.

In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on the earlier of (i) the 7-year anniversary of the closing date of this offering, (ii) the date on which the number of outstanding shares of Class B common stock represents less than 5% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, (iii) the date specified by a vote of the holders of a majority of the then outstanding shares of Class B common stock and (iv) a date that is between 90 and 270 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Szulczewski.

Once transferred and converted into Class A common stock, the Class B common stock will not be reissued.

No Further Issuances of our Class B Common Stock

Our amended and restated certificate of incorporation provides that we shall not issue any additional shares of Class B common stock, other than issuances pursuant to the exercise or settlement of rights outstanding as of the closing of this offering, unless such issuance is approved by the affirmative vote of the holders of a majority of the then outstanding shares of our Class B common stock. No further shares of our Class B common stock may be issued after the final conversion of our Class B common stock into Class A common stock.

Preferred Stock

Upon the completion of this offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of September 30, 2020, we had options to purchase 74,943,650 shares of our Class B common stock outstanding under our 2010 Stock Plan with a weighted-average price per share of $0.234.

RSUs

As of September 30, 2020, we had 50,235,160 shares of Class B common stock subject to RSUs outstanding pursuant to our 2010 Stock Plan. Subsequent to September 30, 2020, we awarded 1,853,420 RSUs under our 2010 Stock Plan, not including the 10,021,500 RSUs subject to the CEO Performance Award.

Warrants

As of September 30, 2020, we had outstanding an immediately exercisable warrant to purchase 9,866,400 shares of our Series B redeemable convertible preferred stock at an exercise price of $0.00001 per share, (the “Series B Warrant”). The Series B Warrant is only exercisable one day prior to the earliest to occur of (a) the consummation of our first public offering (including this offering) pursuant to an effective registration statement under the Securities Act, or (b) the consummation of a Liquidation Event as defined in our currently existing restated certificate of incorporation. The warrant is subject to a cashless exercise mechanism

Additionally, as of September 30, 2020, we had an outstanding immediately exercisable warrant to purchase 550,000 shares of our Class B common stock at an exercise price of $0.149 per share. The warrant is subject to a cashless exercise mechanism.

Proxy Agreements

Our founder, Chief Executive Officer, and Chairperson, Peter Szulczewski, has entered into proxy agreements with certain of our stockholders that become effective upon the closing of this offering. Mr. Szulczewski previously entered into a currently effective proxy agreement that survives the closing of this offering.

Under both proxy agreements, Mr. Szulczewski is granted an irrevocable proxy on all matters submitted to a vote of stockholders at a meeting or through the solicitation of written consent of stockholders. One form of the proxy agreement terminates upon (i) the liquidation, dissolution or winding up of our business; (ii) the execution by us of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of our property and assets; (iii) in the sole discretion of Mr. Szulczewski, with his express written consent; (iv) at such time as none of our Class B common stock remains outstanding; or (v) the death or incapacity of Mr. Szulczewski. Additionally, the shares of our Class B common stock subject to such form of proxy agreement are released from such proxy upon transfer or sale of such shares, subject to limited exceptions. Mr. Lonsdale and certain affiliated entities, as well as entities affiliated with GGV Capital and 137 Ventures, are parties to this type of proxy agreement. These form of proxy agreements together cover, as of October 31, 2020, 26,131,290 shares of our outstanding Class B common stock, which will represent approximately 19.7% of the outstanding voting power of our capital stock after our initial public offering.

The second type of proxy agreement terminates after certain disqualification or succession events and covers 1,999,830 shares of Class A common stock and 1,060,600 shares of Class B common stock, which will represent less than one percent of the outstanding voting power of our capital stock after our initial public offering.

Registration Rights

Following the completion of this offering, holders of an aggregate of 432,122,851 shares of our Class A common stock will have registration rights. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement dated March 18, 2019, as amended (the “investors’ rights agreement”), which terms are described in additional detail below.

Demand Registration Rights

Under our investors’ rights agreement, at any time commencing on the earlier of (i) June 9, 2021 and (ii) the date that is 180 days following the effective date of our first registration statement, upon the written request of the holders of not less than 50% of the registrable securities then outstanding that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $15 million, we will be obligated to use our commercially reasonable efforts to register the sale of all registrable securities that holders may request in writing to be registered within 20 days of the mailing of a notice by us to all holders of such registration. We are required to effect no more than two registration statements that are declared or ordered effective, subject to certain exceptions. We may postpone the filing of a registration statement for up to 90 days no more than once in any 12-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us, and we do not file another registration statement on our account or that of any other stockholder during such 90 day period.

Piggyback Registration Rights

If we register any of our securities for public sale, we will be obligated to use all commercially reasonable efforts to register all registrable securities that the holders of such securities request in writing be registered within 20 days of mailing of notice by us to all holders of the proposed registration. However, this right does not apply to a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities or a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 30% of the total shares covered by the registration statement, except for in this offering, in which these holders may be excluded entirely if the underwriters determine that the sale of their shares may jeopardize the success of the offering.

Form S-3 Registration Rights

At any time commencing on the date that is 180 days following the effective date of our first registration statement, the holders of the registrable securities can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $5 million. We are required to file no more than one registration statement on Form S-3 per 12-month period upon exercise of these rights, subject to certain exceptions. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us, and we do not register any other securities for our account or the account of any other stockholder during such 90-day period.

Additionally, we are required, once we become eligible to register securities on Form S-3, to use commercially reasonable efforts to qualify the registrable securities for registration on a delayed or continuous basis on Form S-3 pursuant to Rule 415 under the Securities Act. Holders of registrable securities may, no more than twice in a 12-month period, elect to sell registrable securities pursuant to such registration on a delayed or continuous basis, including up to once in a 12-month period through an underwritten offering.

Registration Expenses

We will pay all expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders incurred in connection with each of the registrations described above, subject to certain limitations. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to limited exceptions.

Termination of Registration Rights

The registration rights described above will survive this offering and will terminate upon a liquidation event or as to any stockholder at such time as all of such stockholder’s securities (together with any affiliate of the stockholder with whom such stockholder must aggregate its sales) could be sold pursuant to Rule 144 of the Securities Act, but in any event no later than the third-year anniversary of this offering.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder; or

•

subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaw Provisions

Upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Dual Class Stock. As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Current investors, executives, and employees will have the ability to exercise significant influence over those matters.

•

Separate Class B Vote for Certain Transactions. Our amended and restated certificate of incorporation provides that so long as our outstanding shares of Class B common stock represent 25% or more of the total voting power of the company, any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class B common stock voting as a separate class. This provision could delay or prevent the approval of a change in control that might otherwise be approved by a majority of outstanding shares of our Class A and Class B common stock voting together on a combined basis.

•

Supermajority Approvals. Our amended and restated certificate of incorporation and amended and restated bylaws do provide that certain amendments to our amended and restated certificate of incorporation or amended and restated bylaws by stockholders will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. This will have the effect of making it more difficult to amend our amended and restated certificate of incorporation or amended and restated bylaws to remove or modify certain provisions.

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors is set only by resolution adopted by a majority vote of our entire board of directors. These provisions restricting the filling of vacancies will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Our board of directors will not initially be classified. At any time after our first annual meeting of stockholders, when the outstanding shares of our Class B common stock represent less than 40% of the combined voting power of our common stock, our board of directors will be classified into three classes of directors with staggered three-year terms and directors will only be able to be removed from office for cause. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that stockholders may not call special meetings of stockholders, but that stockholders will be able to take action by written consent. At any time after the Company’s first annual meeting of stockholders, when the outstanding shares of our Class B common stock represent less than 40% of the combined voting power of our common stock, our stockholders will no longer be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the holders of common stock, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Upon the completion of this offering, our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our certificate of incorporation will also provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Some companies that adopted a similar federal district court forum selection provision were subject to a suit in the Chancery Court of Delaware by stockholders who asserted that the provision is not enforceable. While the Delaware Supreme Court held that such federal district court forum selection provision was in fact valid, there can be no assurance that federal courts or other state courts will follow the holding of the Delaware Supreme Court or determine that the our federal district court forum selection provision should be enforced in a particular case.

These choice of forum provisions do not apply to actions brought to enforce a duty or liability created by the Exchange Act. We intend for the choice of forum provision regarding claims arising under the Securities Act to apply despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8200.

Listing

We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “WISH.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our Class A common stock. Future sales of substantial amounts of shares of our Class A common stock, including shares issued upon the settlement of RSUs and exercise of outstanding options, in the public market following this offering or the possibility of these sales occurring, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise equity capital in the future.

Following this offering, we will have 478,122,851 outstanding shares of our Class A common stock (giving effect to the Warrant Net Exercise and the issuance of the Series H Redeemable Convertible Preferred Stock Additional Issuance Shares) and 108,859,160 shares of our Class B common stock, based on the number of shares outstanding as of September 30, 2020. Of these outstanding shares, all of the 46,000,000 shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, can only be sold in compliance with Rule 144. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer. In addition, we expect to issue up to 30,650,720 shares of our Class B common stock upon the settlement of RSUs on February 15, 2021, and the holders of these RSUs will be able to sell a number of shares to fund the tax withholding obligations that would be payable upon such settlement.

The remaining shares of common stock that are not sold in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our capital stock until at least 181 days after the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors’ rights agreement described above under “Description of Capital Stock—Registration Rights”, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of Class A common stock sold in this offering will be immediately available for sale in the public market;

•

beginning at the opening of trading on the second trading day after we announce earnings for the first quarter that ends following the completion of this offering, (i) approximately 21,081,290 shares of our Class B common stock that are subject to RSUs of which the service condition is expected to be satisfied as of December 31, 2020 (not including RSUs held by our Mr. Szulczewski, our founder, CEO, and Chairperson) and (ii) if the last reported closing price of our Class A common stock on Nasdaq is at least 33% greater than the public offering price per share set forth on the cover page of this prospectus for 10 out of 15 consecutive trading days during the period prior to the date of our first earnings release following the completion of this offering, then approximately 130,401,605 shares of common stock or common stock underlying derivative instruments (including shares of Class B common stock issuable upon exercise of an outstanding warrant and common stock subject to outstanding options, but not including securities held by Mr. Szulczewski, our founder, CEO, and Chairperson (other than shares of Class B common stock that Mr. Szulczewski may sell solely to cover taxes due upon settlement of RSUs in accordance with the terms of his Lock-Up Agreement)) will be eligible for sale in the public market, of which approximately 92,564,315 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below, and as set forth in the section titled “—Lock-Up and Market Standoff Agreements”;

•

beginning on the earlier to occur of (i) the opening of trading on the second trading day immediately following our release of earnings for the second quarter following the completion of this offering and (ii) the 181st day after the date of this prospectus, the remainder of our securities will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below, and as set forth in the section titled “—Lock-Up and Market Standoff Agreements”; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Of the 74,943,650 shares of our Class B common stock that were subject to stock options outstanding as of September 30, 2020, all options were vested as of September 30, 2020 and the Class B common stock underlying such options will be eligible for sale approximately six months after the date of this prospectus. We expect an additional 4,238,920 shares of Class B common stock to be delivered upon the settlement of RSUs between the earlier to occur of (i) the opening of trading on the second trading day immediately following our release of earnings for the second quarter following the completion of this offering and (ii) the 181st day after the date of this prospectus, and June 30, 2021, which shares would be eligible for sale in the public market immediately following settlement.

Lock-Up and Market Standoff Agreements

Our officers, directors and holders of substantially all of our outstanding securities have agreed with the underwriters not to, among other things, dispose of any of our common stock or securities convertible into or exchangeable for shares of our common stock during the 180-day period following the date of this prospectus, subject to earlier termination commencing on the opening of trading on the second trading day immediately following our release of earnings for the second quarter following the completion of this offering and other early termination provisions, each as described below, except with the prior written consent of Goldman Sachs & Co. LLC, subject to certain exceptions. In addition, substantially all other holders of our common stock, RSUs, options and warrants have previously entered into market stand-off agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period that extends until 181 days after the date of this prospectus subject to the early termination provisions described below.

The lock-up and market standoff agreements provide that:

(a)

(i) all shares of our Class B common stock that are subject to RSUs of which the service condition is satisfied as of December 31, 2020, which represents 21,081,290 shares of our Class B common stock, and (ii) if the last reported closing price of our Class A common stock on Nasdaq is at least 33% greater than the public offering price per share set forth on the cover page of this prospectus for 10 out of 15 consecutive trading days during the period prior to the date of our first earnings release following the completion of this offering, then 25% of the shares of common stock or common stock underlying outstanding derivative instruments (including shares of Class B common stock issuable upon exercise of an outstanding warrant and common stock subject to outstanding options), which represents approximately 130,401,605 shares of our common stock, may be sold beginning at the opening of trading on the second trading day after we announce earnings for the first quarter that ends following the completion of this offering (provided that these early termination provisions in this paragraph (a) do not apply to securities held by Mr. Szulczewski, our founder, CEO, and Chairperson, provided that Mr. Szulczewski may sell shares of our Class B common stock solely to satisfy tax withholding obligations due upon settlement of his RSUs; and

(b)

all of our remaining outstanding securities may be sold commencing on the earlier of (i) 181 days following the date of this prospectus and (ii) the opening of trading on the second trading day immediately following our release of earnings for the second quarter following the completion of this offering.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Exchange Act, for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of common shares then outstanding, which will equal approximately 5,869,820 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of common shares outstanding as of September 30, 2020; or

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days, before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is done under Rule 701. All Rule 701 shares are, however, subject to lock-up and market standoff agreements and will only become eligible for sale upon the expiration of these lock-up and market standoff agreements.

Registration Rights

Upon completion of this offering, the holders of 432,122,851 shares of our Class A common stock will be entitled to rights with respect to the registration of the sale of common stock under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights”. All such shares are covered by lock-up and market standoff agreements. Following the expiration of the lock-up and market standoff period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding and RSUs, as well as reserved for future issuance, under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up and market standoff agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our Class A common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our Class A common stock (other than an entity or arrangement that is treated as a partnership or pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” as defined under the Code, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes under applicable U.S. Treasury Regulation.

This discussion is based on current provisions of the Code, existing, temporary and proposed Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, each as in effect as of the date of this prospectus, and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or different interpretation could alter the tax considerations to non-U.S. holders described in this prospectus. In addition, there can be no assurance that the IRS will not challenge one or more of the tax considerations described in this prospectus. This discussion assumes that a non-U.S. holder holds shares of our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the Medicare contribution tax on net investment income, any U.S. non-income taxes, such as estate or gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, government organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, tax-qualified retirement plans and “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, non-U.S. holders that hold our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment and certain U.S. expatriates). If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our Class A common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S.

FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL NON-INCOME, STATE, LOCAL, OR NON-U.S. TAX LAWS AND TAX TREATIES.

Dividends

We have no present intention to make distributions on our Class A common stock. If we do pay dividends on shares of our Class A common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock. Any amount distributed in excess of basis will be treated as capital gain and will be subject to the treatment described below under “—Gain on Sale or Other Disposition of Class A Common Stock.” Any distributions will also be subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act.”

Any dividend paid to a non-U.S. holder on our Class A common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an appropriate and properly completed IRS Form W-8BEN, W-8BEN-E or other appropriate form (or any successor or substitute form thereof) to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the holder’s agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are generally not subject to U.S. withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI (or any successor form) properly certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Sale or Other Disposition of Class A Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act,” non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our Class A common stock unless:

•

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our Class A common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses of such non-U.S. holder, if any, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our Class A common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

If any gain from the sale, exchange or other disposition of our Class A common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment or fixed base maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our Class A common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or successor form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “—Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of Class A common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and impose backup withholding on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally may be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act (“FATCA”), withholding tax of 30% applies to certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders and do not otherwise qualify for an exemption. Under applicable Treasury Regulations and IRS guidance, this withholding currently applies to payments of dividends, if any, on, and, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our Class A common stock. An intergovernmental agreement between the United States and a foreign country may modify the requirements described in this paragraph.

While, beginning on January 1, 2019, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of our Class A common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF WITHHOLDING UNDER FATCA TO THEIR INVESTMENT IN OUR CLASS A COMMON STOCK. THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of our Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	16,169,000
J.P. Morgan Securities LLC	11,615,000
BofA Securities, Inc.	7,015,000
Citigroup Global Markets Inc.	1,932,000
Deutsche Bank Securities Inc.	1,932,000
UBS Securities LLC	1,932,000
RBC Capital Markets, LLC	1,840,000
Credit Suisse Securities (USA) LLC	1,380,000
Cowen and Company, LLC	460,000
Oppenheimer & Co. Inc.	460,000
Stifel, Nicolaus & Company, Incorporated	460,000
William Blair & Company, L.L.C.	460,000
Academy Securities, Inc.	115,000
Loop Capital Markets LLC	115,000
R. Seelaus & Co., LLC	115,000

Total	46,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 6,900,000 shares of our Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 6,900,000 shares or our Class A common stock from us.

	No Exercise	Full Exercise
Per Share	$1.14	$1.14
Total	$52,440,000	$60,306,000

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.684 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, or have otherwise entered into market standoff agreements, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to certain exceptions and, with respect to our officers, directors and holders of substantially all of our securities, subject to early termination commencing on the opening of trading on the second trading day immediately following our release of earnings for the second quarter following the completion of this offering and other early termination provisions, each as further described below, except with the prior written consent of Goldman Sachs & Co. LLC. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The lock-up and market standoff agreements with our officers, directors and holders of substantially all of our securities provide that:

(a)

(i) all shares of our Class B common stock that are subject to RSUs of which the service condition is satisfied as of December 31, 2020, which represents 21,081,290 shares of our Class B common stock, and (ii) if the last reported closing price of our Class A common stock on Nasdaq is at least 33% greater than the public offering price per share set forth on the cover page of this prospectus for 10 out of 15 consecutive trading days during the period prior to the date of our first earnings release following the completion of this offering, then 25% of the shares of common stock or common stock underlying outstanding derivative instruments (including shares of Class B common stock issuable upon exercise of an outstanding warrant and common stock subject to outstanding options), which represents approximately 130,401,605 shares of our common stock, may be sold beginning at the opening of trading on the second trading day after we announce earnings for the first quarter that ends following the completion of this offering (provided that these early termination provisions in this paragraph (a) do not apply to securities held by Mr. Szulczewski, our founder, CEO, and Chairperson); and

(b)

all of our remaining outstanding securities may be sold commencing on the earlier of (i) 181 days following the date of this prospectus and (ii) the opening of trading on the second trading day immediately following our release of earnings for the second quarter following the completion of this offering.

Prior to the offering, there has been no public market for the shares of our Class A common stock. The initial public offering price was negotiated between the company and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “WISH.”

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $7.4 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000. In addition, the underwriters have agreed to reimburse us for $2.75 million of our expenses that we have incurred in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they will receive customary fees and expenses. In addition, certain of the underwriters are also lenders under our Revolving Credit Facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to 1,740,000 shares of our Class A common stock for sale at the initial public offering price through a directed share program to certain individuals identified by our officers and directors. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Goldman Sachs & Co., LLC will administer our directed share program.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the company or any representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each Underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the

SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act),

“professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the securities being offered pursuant to this prospectus. The securities being offered pursuant to this prospectus may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, San Francisco, California. The underwriters have been represented by Cooley LLP, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2018 and 2019, and for each of the three years in the period ended December 31, 2019, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. You can read these reports, proxy statements and other information at the SEC’s website at www.sec.gov. We also maintain a website at www.wish.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our Class A common stock.

CONTEXTLOGIC INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of ContextLogic Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ContextLogic Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Adoptions of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for revenue in 2018 and for leases in 2019 as a result of the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) and ASU No. 2016-02, Leases (Topic 842), and related amendments, respectively. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2015.

San Francisco, California

August 28, 2020, except for the second paragraph of Note 2, as to which the date is December 6, 2020

CONTEXTLOGIC INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)

	As of December 31,		As of September 30, 2020	Pro Forma as of September 30, 2020
	2018	2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$712	$744	$844
Marketable securities	262	300	250
Funds receivable	93	95	67
Prepaid expenses and other current assets	37	95	85

Total current assets	1,104	1,234	1,246
Property and equipment, net	33	34	27
Right-of-use assets	–	41	40
Marketable securities	40	34	7
Restricted cash	10	10	10
Other assets	6	13	12

Total assets	$1,193	$1,366	$1,342

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$131	$171	$298
Merchants payable	653	620	487
Refunds liability	61	97	94
Accrued liabilities	125	212	312

Total current liabilities	970	1,100	1,191
Redeemable convertible preferred stock warrant liability	124	127	182	–
Lease liabilities, non-current	–	42	38
Deferred rent	10	–	–

Total liabilities	1,104	1,269	1,411

Commitments and contingencies (Note 6)

Redeemable convertible preferred stock, $0.0001 par value: 433,525,660 shares authorized as of December 31, 2018, and 443,462,930 shares authorized as of December 31, 2019 and September 30, 2020 (unaudited); 412,956,440 shares issued and outstanding as of December 31, 2018, and 421,691,920 shares issued and outstanding as of December 31, 2019 and September 30, 2020 (unaudited); aggregate liquidation preference of $1,380 as of December 31, 2018, and $1,619 as of December 31, 2019 and September 30, 2020 (unaudited); no shares authorized, issued and outstanding as of September 30, 2020, pro forma (unaudited)

	1,376	1,536	1,536	–

The accompanying notes are an integral part of these consolidated financial statements

CONTEXTLOGIC INC.

CONSOLIDATED BALANCE SHEETS—(CONTINUED)

(in millions, except share and per share data)

	As of December 31,		As of September 30, 2020	Pro Forma as of September 30, 2020
	2018	2019
			(unaudited)
Stockholders’ equity (deficit):
Common stock, $0.0001 par value: 700,000,000 shares authorized as of December 31, 2018, and 730,000,000 shares authorized as of December 31, 2019 and September 30, 2020 (unaudited); 104,450,750 and 103,694,850 shares issued and outstanding as of December 31, 2018 and 2019, respectively, and 108,859,160 shares issued and outstanding as of September 30, 2020 (unaudited); 540,982,011 shares issued and outstanding as of September 30, 2020, pro forma (unaudited)	–	–	–	–
Additional paid-in capital	–	–	10	2,083
Accumulated deficit	(1,287)	(1,439)	(1,615)	(1,970)

Total stockholders’ equity (deficit)	(1,287)	(1,439)	(1,605)	113

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$1,193	$1,366	$1,342	$1,342

The accompanying notes are an integral part of these consolidated financial statements

CONTEXTLOGIC INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in millions, except share and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018 (As Adjusted)	2019	2019	2020
				(unaudited)
Revenue	$1,101	$1,728	$1,901	$1,325	$1,747
Cost of revenue	205	278	443	255	605

Gross profit	896	1,450	1,458	1,070	1,142
Operating expenses:
Sales and marketing	989	1,576	1,463	995	1,125
Product development	28	45	74	52	72
General and administrative	26	52	65	47	65

Total operating expenses	1,043	1,673	1,602	1,094	1,262

Loss from operations	(147)	(223)	(144)	(24)	(120)
Other income (expense), net:
Interest and other income (expense), net	10	15	19	16	–
Remeasurement of redeemable convertible preferred stock warrant liability	(70)	–	(3)	3	(55)

Loss before provision for income taxes	(207)	(208)	(128)	(5)	(175)
Provision for income taxes	–	–	1	–	1

Net loss and comprehensive loss	(207)	(208)	(129)	(5)	(176)
Deemed dividend to redeemable convertible preferred stockholders	(40)	–	(7)	(7)	–

Net loss attributable to common stockholders	$(247)	$(208)	$(136)	$(12)	$(176)

Net loss per share attributable to common stockholders, basic and diluted	$(2.46)	$(2.02)	$(1.31)	$(0.12)	$(1.65)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	100,388,409	102,966,038	104,045,615	104,174,437	106,935,604

CONTEXTLOGIC INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS—(CONTINUED)

(in millions, except share and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018 (As Adjusted)	2019	2019	2020
				(unaudited)
Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)			$(0.23)		$(0.31)

Weighted-average shares used in computing pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)			556,149,361		567,614,354

The accompanying notes are an integral part of these consolidated financial statements

CONTEXTLOGIC INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In millions, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2017...	399,264,980	$1,107	99,470,010	$–	$38	$(868)	$(830)
Issuance of Series G redeemable convertible preferred stock for cash, at $13.453 per share, net of issuance costs	16,873,190	226	–	–	–	–	–
Repurchase of Series C redeemable convertible preferred stock	(8,576,010)	(5)	–	–	(39)	(1)	(40)
Reclassification of Series F redeemable convertible preferred stock warrant liability upon exercise	–	13	–	–	–	–	–
Exercise of Series F redeemable convertible preferred stock warrant	5,394,280	35	–	–	–	–	–
Issuance of common stock upon exercise of options for cash	–	–	1,475,380	–	–	–	–
Repurchase of common stock	–	–	(87,660)	–	(3)	–	(3)
Stock-based compensation	–	–	–	–	6	–	6
Loans to employees secured by shares and options	–	–	–	–	(2)	–	(2)
Net loss and comprehensive loss	–	–	–	–	–	(207)	(207)

Balances as of December 31, 2017	412,956,440	$1,376	100,857,730	$–	$–	$(1,076)	$(1,076)
Issuance of common stock upon exercise of options for cash	–	–	4,227,480	–	1	–	1
Repurchase of common stock	–	–	(634,460)	–	(3)	(3)	(6)
Stock-based compensation	–	–	–	–	2	–	2
Net loss and comprehensive loss	–	–	–	–	–	(208)	(208)

Balances as of December 31, 2018	412,956,440	$1,376	104,450,750	$–	$–	$(1,287)	$(1,287)
Issuance of Series H redeemable convertible preferred stock for cash, at $16.95729 per share, net of issuance costs	9,435,480	160	–	–	–	–	–
Issuance of common stock upon exercise of options for cash	–	–	755,630	–	–	–	–
Repurchase of Series A redeemable convertible preferred stock	(700,000)	–	–	–	(3)	(4)	(7)
Issuance of common stock for services	–	–	275,340	–	3	–	3
Repurchase of common stock	–	–	(1,786,870)	–	(2)	(19)	(21)
Stock-based compensation	–	–	–	–	2	–	2
Net loss and comprehensive loss	–	–	–	–	–	(129)	(129)

Balances as of December 31, 2019	421,691,920	$1,536	103,694,850	$–	$–	$(1,439)	$(1,439)

The accompanying notes are an integral part of these consolidated financial statements

CONTEXTLOGIC INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT—(CONTINUED)

(In millions, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Issuance of common stock upon exercise of options for cash (unaudited)	–	–	5,379,310	–	2	–	2
Repurchase of common stock (unaudited)	–	–	(215,000)	–	(1)	–	(1)
Stock-based compensation (unaudited)	–	–	–	–	9	–	9
Net loss and comprehensive loss (unaudited)	–	–	–	–	–	(176)	(176)

Balances as of September 30, 2020 (unaudited)	421,691,920	$1,536	108,859,160	$–	$10	$(1,615)	$(1,605)

Balances as of December 31, 2018	412,956,440	$1,376	104,450,750	$–	$–	$(1,287)	$(1,287)
Issuance of Series H redeemable convertible preferred stock for cash, at $16.95729 per share, net of issuance costs (unaudited)	9,435,480	160	–	–	–	–	–
Issuance of common stock upon exercise of options for cash (unaudited)	–	–	709,630	–	–	–	–
Repurchase of Series A redeemable convertible preferred stock (unaudited)	(700,000)	–	–	–	(3)	(4)	(7)
Issuance of common stock for services (unaudited)	–	–	275,340	–	3	–	3
Repurchase of common stock (unaudited)	–	–	(1,786,870)	–	(2)	(19)	(21)
Stock-based compensation (unaudited)	–	–	–	–	2	–	2
Net loss and comprehensive loss (unaudited)	–	–	–	–	–	(5)	(5)

Balances as of September 30, 2019 (unaudited)	421,691,920	$1,536	103,648,850	$–	$–	$(1,315)	$(1,315)

The accompanying notes are an integral part of these consolidated financial statements

CONTEXTLOGIC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018	2019	2019	2020
				(unaudited)
Cash flows from operating activities:
Net loss	$(207)	$(208)	$(129)	$(5)	$(176)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4	8	10	7	9
Noncash lease expense	–	–	9	6	7
Stock-based compensation expense	8	2	2	2	9
Remeasurement of redeemable convertible preferred stock warrant liability	70	–	3	(3)	55
Other	3	(9)	(3)	(2)	(1)
Changes in operating assets and liabilities:
Funds receivable	(59)	13	(2)	(11)	28
Prepaid expenses and other current assets	(24)	(1)	(58)	(20)	10
Other noncurrent assets	(5)	1	(7)	(8)	4
Accounts payable	85	2	40	62	126
Merchants payable	235	15	(33)	(103)	(133)
Accrued and refund liabilities	37	82	94	23	85
Lease liabilities	–	–	(10)	(7)	(7)
Other current and noncurrent liabilities	(1)	1	24	15	8

Net cash provided by (used in) operating activities	146	(94)	(60)	(44)	24

Cash flows from investing activities:
Purchases of property and equipment	(12)	(20)	(11)	(6)	(1)
Purchases of marketable securities	(343)	(366)	(485)	(357)	(225)
Sales of marketable securities	6	1	53	53	–
Maturities of marketable securities	157	360	403	287	303
Other	–	9	–	–	–

Net cash provided by (used in) investing activities	(192)	(16)	(40)	(23)	77

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	226	–	160	160	–
Proceeds from exercise of redeemable convertible preferred stock warrants	35	–	–	–	–
Payments to repurchase common and redeemable convertible preferred stock	(48)	(6)	(28)	(28)	(1)
Other	(1)	1	–	–	–

Net cash provided by (used in) financing activities	212	(5)	132	132	(1)

Net increase (decrease) in cash, cash equivalents and restricted cash	166	(115)	32	65	100
Cash, cash equivalents and restricted cash at beginning of period	671	837	722	722	754

Cash, cash equivalents and restricted cash at end of period	$837	$722	$754	$787	$854

The accompanying notes are an integral part of these consolidated financial statements

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018	2019	2019	2020
				(unaudited)
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$827	$712	$744	$777	$844
Restricted cash	10	10	10	10	10

Total cash, cash equivalents and restricted cash	$837	$722	$754	$787	$854

Supplemental cash flow disclosures:
Cash paid for income taxes	$–	$–	$–	$–	$1

Supplemental noncash financing activities:
Reclassification of Series F redeemable convertible preferred stock warrant liability upon exercise	$13	$–	$–	$–	$–
Issuance of common stock for services	$–	$–	$3	$3	$–
Deferred offering costs incurred during the period included in accounts payable and accrued liabilities	$–	$–	$–	$–	$2

The accompanying notes are an integral part of these consolidated financial statements

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

1. DESCRIPTION OF BUSINESS

ContextLogic Inc. (“Wish” or the “Company”) is a mobile ecommerce company that provides a shopping experience that is mobile-first and discovery-based, which connects merchants’ products to users based on user preferences. The Company generates revenue from marketplace and logistics services provided to merchants.

The Company was incorporated in the state of Delaware in June 2010 and is headquartered in San Francisco, California, with operations in Canada, China and the Netherlands.

For the nine months ended September 30, 2020, the Company incurred a net loss of $176 million and had an accumulated deficit of $1.6 billion as of September 30, 2020. For the year ended December 31, 2019, the Company incurred a net loss of $129 million and had an accumulated deficit of $1.4 billion as of December 31, 2019. The Company expects losses from operations to continue for the foreseeable future as it incurs costs and expenses related to brand development, expansion of market share, continued development of the Company’s mobile shopping marketplace infrastructure and development of other businesses. The Company believes that its cash and cash equivalents and marketable securities will be sufficient to fund its operations for at least the next twelve months from the issuance of these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Stock Split

On December 4, 2020, the Company effected a 10-for-1 stock split of its capital stock. All share and per share information have been retroactively adjusted to reflect the stock split for all periods presented.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2020, the interim consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the nine months ended September 30, 2019 and 2020, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP applicable to interim financial statements. The interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements, which include only normal

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2020 and its consolidated results of operations and cash flows for the nine months ended September 30, 2019 and 2020. The results of operations for the nine months ended September 30, 2020 are not necessarily indicative of the results expected for the year ending December 31, 2020 or any other future interim or annual periods.

Unaudited Pro Forma Balance Sheet

Immediately prior to the completion of the Company’s planned initial public offering (“IPO”), all of the Company’s outstanding redeemable convertible preferred stock will automatically convert into shares of the Company’s common stock, and the Company’s outstanding redeemable convertible preferred stock warrant will be exercised and will also convert into shares of the Company’s common stock. These conversions are reflected into an aggregate of 540,982,011 shares of the Company’s common stock in the Company’s unaudited pro forma balance sheet as of September 30, 2020, which also reflects incremental shares to be issued to the holders of Series H redeemable convertible preferred stock as fully described in Note 8 – Redeemable Convertible Preferred Stock and an increase to additional paid-in capital and accumulated deficit related to the recognition of $355 million of stock-based compensation expense related to the Company’s restricted stock units (“RSUs”), which are subject to both a service condition, which is typically satisfied over four or five years, and a liquidity condition, which will be satisfied upon completion of this IPO. These RSUs are excluded from the pro forma disclosures on the consolidated balance sheet because the underlying shares of common stock will be issued subsequent to the completion of this IPO. The shares of common stock issuable and the proceeds expected to be received in connection with an IPO are excluded from such unaudited pro forma financial information.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal and other fees related to the Company’s proposed IPO. Upon consummation of the IPO, the deferred offering costs will be reclassified to stockholders’ deficit and recorded against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. The Company has capitalized $4 million of deferred offering costs within other assets on the consolidated balance sheet as of September 30, 2020. There were no offering costs capitalized as of December 31, 2018 and 2019.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates form the basis for judgments the Company makes about the carrying values of its assets and liabilities that are not readily apparent from other sources. These estimates include, but are not limited to, fair value of financial instruments, useful lives of long-lived assets, fair value of common stock, fair value of derivative instruments, fair value of redeemable convertible preferred stock and related redeemable convertible preferred stock warrant and equity awards and other equity issuances, incremental borrowing rate applied to lease accounting, contingent liabilities, allowances for refunds and chargebacks and uncertain tax positions. As of September 30, 2020, the effects of the ongoing

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

COVID-19 pandemic on the Company’s business, results of operations, and financial condition continue to evolve. As a result, many of the Company’s estimates and assumptions required increased judgment and these estimates may change materially in future periods.

Segments

The Company manages its operations and allocates resources as a single operating segment. Further, the Company manages, monitors and reports its financials as a single reporting segment. The Company’s chief operating decision-maker (“CODM”) is its Chief Executive Officer who makes operating decisions, assesses financial performance and allocates resources based on consolidated financial information. As such, the Company has determined that it operates in one reportable segment.

Revenue Recognition

Through the fiscal year ended December 31, 2017, in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“Topic 605”), the Company recognized revenue when all of the following conditions were satisfied: (1) there was persuasive evidence of an arrangement; (2) delivery has occurred or the service has been rendered; (3) collectability was reasonably assured; and (4) the selling price or fee was fixed or determinable. The Company evaluated whether it was appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether it was the primary obligor in a transaction, had inventory risk and had latitude in establishing pricing and selecting suppliers, among other factors.

On January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), which supersedes the revenue recognition requirements in Topic 605, using the modified retrospective transition method. Revenue for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020 was presented under Topic 606, and revenue for the year ended December 31, 2017 was not adjusted and continues to be presented under Topic 605. Upon adoption of Topic 606, the Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Under the new revenue recognition standard, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when a performance obligation is satisfied.

Upon the adoption of Topic 606, the Company recorded the costs of free products provided to users and the costs of certain refunds as a reduction of revenue in the consolidated statements of operations and comprehensive loss. These costs were previously recorded in cost of revenue under Topic 605. There was no adjustment to accumulated deficit on January 1, 2018.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

The following table reflects the impact of the Topic 606 adoption on the relevant line items of the consolidated statement of operations and comprehensive loss for the initial year of adoption had the Company reported under Topic 605 (in millions):

	Year Ended December 31, 2018
	As Reported	Free Product Incentives	Cost of Refunds	If Reported under Topic 605
Revenue	$1,728	$22	$4	$1,754
Cost of revenue	278	22	4	304

Gross profit	$1,450	$–	$–	$1,450

The Company generates revenue from marketplace and logistics services provided to merchants. Revenue is recognized as the Company transfers control of promised goods or services to its customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company considers both the merchant and the user to be customers. The Company evaluates whether it is appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods or services by considering if it is primarily responsible for fulfillment of the promise, has inventory risk and has latitude in establishing pricing and selecting suppliers, among other factors. Based on these factors, marketplace revenue is generally recorded on a net basis and logistics revenue is generally recorded on a gross basis. Revenue excludes any amounts collected on behalf of third parties, including indirect taxes.

The following table shows the disaggregated revenue for the applicable periods (in millions):

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018	2019	2019	2020
				(unaudited)
Core marketplace revenue	$1,053	$1,508	$1,473	$1,049	$1,300
ProductBoost revenue	48	214	291	209	138

Marketplace revenue	1,101	1,722	1,764	1,258	1,438
Logistics revenue	–	6	137	67	309

Revenue	$1,101	$1,728	$1,901	$1,325	$1,747

Refer to Note 13 – Geographic Information for the disaggregated revenue by geographical location.

Marketplace Revenue

The Company provides a mix of marketplace services to merchants. The Company provides merchants access to its marketplace where merchants display and sell their products to users. The Company also provides ProductBoost services to help merchants promote their products within the Company’s marketplace.

Marketplace revenue includes commission fees collected in connection with user purchases of the merchants’ products. The commission fees vary depending on factors such as user location, demand, product type, and dynamic pricing. The Company recognizes revenue when a user’s order is

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

processed and the related order information has been made available to the merchant. Commission fees are recognized net of estimated refunds and chargebacks. Marketplace revenue also includes ProductBoost revenue for displaying a merchant’s selected products in preferential locations within the Company’s marketplace. The Company recognizes revenue when the merchants’ selected products are displayed. The Company refers to its marketplace revenue, excluding ProductBoost revenue, as its core marketplace revenue.

Logistics Revenue

The Company’s logistics offering for merchants, introduced in 2018, is designed for direct end-to-end single order shipment from a merchant’s location to the user. Logistics services include transportation and delivery of the merchant’s products to the user. Merchants are required to prepay for logistics services on a per order basis.

The Company recognizes revenue over time as the merchant simultaneously receives and consumes the logistics services benefit as the services are performed. The Company uses an output method of progress based on days in transit as it best depicts the Company’s progress toward complete satisfaction of the performance obligation.

Deferred Revenue

Deferred revenue consists of amount received primarily related to unsatisfied performance obligations of logistics services at the end of the period. The deferred revenue balances as of December 31, 2018 and 2019 and September 30, 2020 are disclosed in Note 4. Due to the short-term duration of contracts, all of the performance obligations will be satisfied in the following reporting period.

Refunds and Chargebacks

Refunds and chargebacks are associated with marketplace revenue. Returns are not material to the Company’s business. Estimated refunds and chargebacks are recorded on the consolidated balance sheets as refunds liability. The merchant’s share of the refunds are recorded as a reduction to the amount due to merchants. The revenue recognized on transactions subject to refunds and chargebacks is reversed. The Company estimates future refunds and chargebacks using a model that incorporates historical experience and considering recent business trends and market activity.

Incentive Discount Offers

The Company provides incentive discount offers to its users to encourage purchases of products through its marketplace. Such offers include current discount offers of a certain percentage off current purchases and inducement offers, such as set percentage offers off future purchases subject to a minimum current purchase. The Company generally records the related discounts taken as a reduction of revenue when the offer is redeemed. The Company also offers free products to encourage users to make purchases on its marketplace. The resulting discount is recorded as a reduction of revenue when the offer for free product is redeemed.

Cost of Revenue

Cost of revenue includes colocation and data center charges, interchange and other fees for credit card processing services, fraud and chargeback prevention service charges, costs of refunds

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

and chargebacks made to users that the Company is not able to collect from merchants, depreciation and amortization of property and equipment, shipping charges, tracking costs, warehouse fees, and employee-related costs, including salaries, benefits, and stock-based compensation expense, for the Company’s infrastructure, merchant support and logistics personnel. Cost of revenue also includes an allocation of general IT and facilities overhead expenses.

Advertising Expense

Advertising expenses are included in sales and marketing expenses within the consolidated statements of operations and comprehensive loss and are expensed as incurred. Advertising expenses were $0.9 billion, $1.5 billion and $1.4 billion for the years ended 2017, 2018 and 2019, respectively, and $1.0 billion and $1.1 billion for the nine months ended September 30, 2019 and 2020, respectively.

Software Development Costs

The Company capitalizes costs to develop its mobile application and website when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed, and the software will be used as intended. Due to the iterative process by which the Company performs upgrades and the relatively short duration of its development projects, development costs meeting capitalization criteria were not material during the periods presented.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2018 and 2019 and September 30, 2020, cash and cash equivalents consisted of cash deposited with banks and money market funds for which their cost approximates their fair value. The Company held 84%, 82% and 85% of its cash and cash equivalents in the United States as of December 31, 2018 and 2019 and September 30, 2020, respectively.

Restricted cash consists of mandatory deposits as collateral for standby letters of credit related to the Company’s primary office space lease and is classified as non-current.

Marketable Securities

Marketable securities consist of short-term and long-term debt securities classified as available-for-sale and have original maturities greater than 90 days. Marketable securities are carried at fair value based upon quoted market prices or pricing models for similar securities. Unrealized gains and losses on available-for-sale securities are excluded from earnings and are not material. Realized gains or losses on the sale of all such securities are reported in interest and other income (expense), net, and computed using the specific identification method. For declines in fair market value below the cost of an individual marketable security, the Company assesses whether the decline in value is other than temporary based on the length of time the fair market value has been below cost, the severity of the decline and the Company’s intent and ability to hold or sell the investment. If an investment is impaired, the Company writes it down through earnings to its recoverable value and establishes that as a new cost basis for the investment.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

Derivative Instruments

The Company conducts business in certain foreign currencies throughout its worldwide operations, and various entities hold monetary assets or liabilities, earn revenues, or incur costs in currencies other than the entity’s functional currency. As a result, the Company is exposed to foreign exchange gains or losses which impact the Company’s operating results. As part of the Company’s foreign currency risk mitigation strategy, starting in 2020, the Company has entered into foreign exchange forward contracts with up to twelve months in duration. The foreign exchange forward contracts are used to manage exposure related to foreign currency denominated monetary assets and liabilities and are not designated as hedges. The changes in the fair value are recognized in interest and other income (expense), net in the consolidated statement of operations and comprehensive loss and are intended to offset the foreign currency gains or losses associated with the underlying monetary assets and liabilities. The net gains on the change in fair value for the Company’s foreign exchange forward contracts were $6 million for the nine months ended September 30, 2020. The derivative assets and liabilities for the Company’s foreign exchange forward contracts were immaterial as of September 30, 2020. The total notional value of the outstanding foreign exchange forward contracts in U.S. dollar equivalents was $60 million as of September 30, 2020.

The foreign currency contracts are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, including currency spot and forward rates.

The Company does not use derivative financial instruments for speculative or trading purposes, nor does it hedge foreign currency exposure in a manner that entirely offsets the effects of the changes in foreign exchange rates.

Funds Receivable

The Company uses several third-party Payment Service Providers (“PSPs”) to process user transactions on its marketplace. Transactions on the Company’s marketplace are mainly credit and debit card-based transactions that convert to cash on a regular basis and are net settled against refunds and chargebacks, with little default risk. Funds receivable represents the amounts expected to be received from PSPs for purchases on the Company’s marketplace and is recorded net of processing fees.

Concentrations of Risk

Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, funds receivable and marketable securities. The Company’s cash and cash equivalents, including restricted cash, are held on deposit with creditworthy institutions. Although the Company’s deposits exceed federally insured limits, the Company has not experienced any losses in such accounts. The Company invests its excess cash in money market accounts, U.S. Treasury notes, U.S. Treasury bills, commercial paper and corporate bonds. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash, cash equivalents, restricted cash and marketable securities for the amounts reflected on the consolidated balance sheets. The Company’s investment policy limits investments to certain types of debt securities issued by the U.S. government, its agencies and institutions with investment-grade credit ratings and places restrictions on maturities and concentration by type and issuer.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

The Company is exposed to credit risk in the event of a default by its PSPs. The Company does not generate revenue from PSPs. Significant changes in the Company’s relationship with its PSPs could adversely affect users’ ability to process transactions on the Company’s marketplaces, thereby impacting the Company’s operating results.

The following PSPs each represented 10% or more of the Company’s funds receivable balance:

	December 31,		September 30,
	2018	2019	2020
			(unaudited)
PSP 1	49%	50%	58%
PSP 2	23%	18%	25%
PSP 3	14%	13%	9%
PSP 4	9%	10%	8%

Services Risk — The Company serves all of its users using third-party data center and hosting providers. The Company has disaster recovery protocols at the third-party service providers. Even with these procedures for disaster recovery in place, access to the Company’s service could be significantly interrupted, resulting in an adverse effect on its operating results and financial position. No significant interruptions of service were known to have occurred during 2018, 2019 and the nine months ended September 30, 2020.

Property and Equipment, Net

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives. Expenditures for repairs and maintenance are charged to expense as incurred.

The estimated useful lives of the Company’s property and equipment are generally as follows:

Computers, equipment, software	3 years
Furniture and fixtures, servers, networking equipment	5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized based on the excess of the carrying amount of the asset above the fair value of the asset. No impairment charges were recorded on long-lived assets for the years ended December 31, 2017, 2018 and 2019, and the nine months ended September 30, 2020.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

Merchants Payable

Merchants payable represents the amount of funds due to merchants and is recorded net of commission fees earned by the Company for marketplace transactions and other fees due from merchants. Merchants payable is adjusted for actual and estimated refunds the Company is expected to recover from merchants. The Company remits funds to merchants on a regular basis.

Operating Lease Obligations

On January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842) (“Topic 842”), using the modified retrospective method, which resulted in the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases on the Company’s consolidated balance sheet as of December 31, 2019, with no impact to its consolidated statements of operations and comprehensive loss for the year ended December 31, 2019. The prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840, Leases (“Topic 840”). See further discussion of the impact of the adoption below in Accounting Pronouncements Recently Adopted.

The Company determines if an arrangement is a lease at inception. For leases where the Company is the lessee, ROU assets represent the Company’s right to use the underlying asset for the term of the lease and the lease liabilities represent an obligation to make lease payments arising from the lease. Certain lease agreements contain tenant improvement allowances, rent holidays and rent escalation provisions, all of which are considered in determining the ROU assets and lease liabilities. The Company begins recognizing rent expense when the lessor makes the underlying asset available for use by the Company. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. Lease renewal periods are considered on a lease-by-lease basis in determining the lease term. The interest rate the Company uses to determine the present value of future lease payments is the Company’s incremental borrowing rate because the rate implicit in the Company’s leases is not readily determinable. The incremental borrowing rate is a hypothetical rate for collateralized borrowings in economic environments where the leased asset is located based on credit rating factors. The ROU asset is determined based on the lease liability initially established and adjusted for any prepaid lease payments and any lease incentives received. The lease term to calculate the ROU asset and related lease liability includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. Certain leases contain variable costs, such as common area maintenance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations and comprehensive loss.

Operating leases are included in the ROU assets, accrued liabilities and lease liabilities, non-current on the consolidated balance sheets. The Company has no finance leases.

Loss Contingencies

The Company is involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. The Company records a liability for these when it believes it is probable that it has incurred a loss, and the Company can reasonably estimate the loss. If the Company determines that a material loss is reasonably possible and the loss or range of loss can be estimated, the Company

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

discloses the possible loss in the notes to the consolidated financial statements. The Company regularly evaluates current information to determine whether it should adjust a recorded liability or record a new one. Significant judgment is required to determine both the probability and the estimated amount.

Redeemable Convertible Preferred Stock Warrant Liability

The Company classifies the redeemable convertible preferred stock warrant as a liability on the consolidated balance sheets. The redeemable convertible preferred stock warrant liability is subject to remeasurement at each balance sheet date, and any change in fair value is recognized as gain or loss within earnings. The Company will continue to adjust the liability for the changes in fair value until the earlier of the exercise or expiration of the warrant.

Immediately prior to the completion of the Company’s planned IPO, the Company’s outstanding redeemable convertible preferred stock warrant will be exercised and the fair value of the liability at that time will also be reclassified into the Company’s common stock and additional paid-in capital.

Stock-Based Compensation

The Company grants stock options to employees and nonemployees. The Company measures stock options based on their estimated grant date fair values, which the Company determines using the Black-Scholes option-pricing model. The Company records the resulting expense in the consolidated statements of operations and comprehensive loss over the period of service required to vest in the award, which is generally four or five years. The Company accounts for forfeitures as they occur.

The Company’s RSU grants to employees vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four or five years. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or an IPO. The Company measures RSUs granted to employees based on the fair market value of its common stock on the grant date. The Company has not recorded any stock-based compensation expense for RSUs because a qualifying event has not occurred. If a qualifying event occurs in the future, the Company will record cumulative stock-based compensation expense using the accelerated attribution method for those RSUs for which the service condition has been satisfied prior to the qualifying event, and the Company will record the remaining unrecognized stock-based compensation expense over the remainder of the requisite service period.

Valuation of Common Stock, Redeemable Convertible Preferred Stock and Redeemable Convertible Preferred Stock Warrant

The Company determined the fair value of common stock, redeemable convertible preferred stock and redeemable convertible preferred stock warrant based on the market approach under which the Company’s equity value is estimated by applying valuation multiples derived from the observed valuation multiples of comparable public companies to management forecasted financial results.

The Company used the Probability Weighted Expected Return Method (“PWERM”) to allocate the Company’s equity value among outstanding common stock, redeemable convertible preferred stock, redeemable convertible preferred stock warrant and equity awards. The Company applied the PWERM by first defining the range of potential future liquidity outcomes, such as an IPO, and then allocating its

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

value to outstanding stock, warrant and equity awards based on the relative probability that each outcome will occur. The valuation and allocation approaches involve the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding expected future revenue and discount rates, valuation multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between these assumptions, impact the Company’s valuation as of each valuation date and may have a material impact on the valuation of the Company’s common stock, redeemable convertible preferred stock and redeemable convertible preferred stock warrant.

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted	prices in active markets for identical assets or liabilities.

Level 2—Observable

inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs	that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between consolidated financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of benefit attributable to the position is recognized. The tax benefit to be recognized of any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

It is the Company’s policy to include penalties and interest expense related to income taxes as a component of interest and other income (expense), net as necessary.

Foreign Currency Risk

The functional currency of the Company’s foreign subsidiaries is the local currency for operating entities with employees and is the U.S. dollar for holding companies and pass-through entities. The assets and liabilities of its non-U.S. dollar functional currency subsidiaries are translated into U.S. dollars using exchange rates in effect at the end of each period. Revenue and expenses for its foreign subsidiaries are translated using rates that approximate those in effect during the period. Foreign currency translation adjustments are not material.

Transactions on the Company’s marketplace occur in various foreign currencies that are processed by its PSPs. These transactions are collected on a regular basis and are converted to U.S. dollars or euros within the short period of time between the recognition of revenue and cash collection on a regular basis, which limits the Company’s exposure to foreign currency risk.

Amounts payable to merchants are denominated in USD or in merchants’ local currencies, which increases the Company’s exposure to foreign currency risk. 47% and 89% of the merchants payable amount was denominated in Chinese yuan as of December 31, 2019 and September 30, 2020, respectively.

Transaction gains and losses, including intercompany transactions denominated in a currency other than the functional currency of the entity involved are included in interest and other income (expense), net on the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020, the Company recognized net losses resulting from foreign exchange transactions of $7 million, $9 million, $5 million and $19 million, respectively, and recorded immaterial cumulative translation gains and losses for all periods.

Comprehensive Loss

Comprehensive loss is comprised of two components: net loss and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation and unrealized gain or loss on marketable securities. Both are immaterial individually and in the aggregate for all periods presented.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. All series of redeemable convertible preferred stock are participating securities. The two-class method determines net loss per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The Company did not allocate net loss to redeemable convertible preferred stock because the holders of such shares are not contractually obligated to share in losses.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period.

Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stocks, including potential dilutive common stocks assuming the dilutive effect of outstanding common stock options, RSUs, redeemable convertible preferred stock and warrants to purchase common stock and redeemable convertible preferred stock.

For periods in which the Company has reported net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, as inclusion of all potential common stocks outstanding would have an antidilutive effect.

Accounting Pronouncements Recently Adopted

In May 2014, the FASB issued Topic 606 which amended the existing accounting standards for revenue recognition. Topic 606 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received in exchange for those goods or services. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The new standards further require new disclosures about contracts with customers, including the significant judgments the company has made when applying the guidance. The Company adopted the new guidance as of January 1, 2018, utilizing the modified retrospective method of transition. Upon the adoption of Topic 606, the Company recorded the costs of free products provided to users and the costs of certain refunds as a reduction of revenue in the consolidated statements of operations and comprehensive loss. These costs were previously recorded in cost of revenue under Topic 605. There was no adjustment to accumulated deficit on January 1, 2018.

In February 2016, the FASB issued Topic 842, which generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new guidance as of January 1, 2019, using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed for the carry-forward of the Company’s historical lease classification and assessment on whether a contract is or contains a lease. The Company also elected to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

Upon adoption, the Company recognized right-of-use assets of approximately $49 million and lease liabilities for operating leases of approximately $59 million for operating leases on the Company’s consolidated balance sheet, with no impact to its consolidated statements of operations and comprehensive loss. The Company did not have finance leases.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The amendments in ASU 2016-01 supersede the guidance to classify equity securities with readily determinable fair values into different categories and require equity securities to be measured at fair value with changes in the fair value recognized through net income. The amendments allow equity investments that do not have readily determinable fair values to be remeasured at fair value either upon the occurrence of an observable price change or upon identification of an impairment. The Company adopted ASU 2016-01 as of January 1, 2018. The adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The Company adopted ASC 326 on January 1, 2020, on a modified retrospective basis. The Company accounts for credit losses on its available-for-sale debt securities in accordance with ASC 326. Marketable securities, specifically corporate bonds and commercial paper, are accounted for as available-for-sale debt securities and are considered impaired when in an unrealized loss position where the fair value is less than the amortized cost basis. The Company evaluates impaired marketable securities individually at each reporting period using a qualitative approach to determine whether the impairment has resulted from a credit loss or other factors. If the Company determines that it will be more-likely-than-not required to sell an impaired marketable security before recovery of its amortized cost basis, or if the Company has the intention to sell an impaired marketable security as of the reporting date, the amortized cost will be written down to its fair value. If neither of these conditions are met and qualitative factors indicate that a credit loss may exist, the Company compares the present value of cash flows expected to be collected from the impaired marketable security with its amortized cost basis. An impairment related to credit losses is recorded through an allowance for credit loss that is limited to the excess of the amortized cost basis over the fair value of the marketable security. An allowance for credit losses is recorded through other income (expense), net on the consolidated statements of operations and comprehensive loss. Changes in the fair value of impaired marketable securities not related to credit losses are recorded in other comprehensive income (loss). As of September 30, 2020, the Company did not believe any of the impaired marketable securities in an unrealized loss position represented a credit loss impairment and no allowance for credit losses was recorded.

The Company accounts for credit losses on its funds receivable in accordance with ASC 326. Funds receivable is evaluated for credit losses at each reporting period to present the net amount expected to be collected on the receivables. Any estimated expected credit losses, net of expected recoveries of previously charged-off amounts, are recorded to an allowance for credit losses for funds receivable. The allowance for credit losses for funds receivable is adjusted by a credit loss expense reported in earnings and reduced by charge-offs of funds receivable deemed not collectible, net of recoveries. Due to the short-term nature of funds receivable, the Company does not have a history of

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

losses. The Company evaluates whether there are expected credit losses on funds receivable using a loss-rate method that is indicative of its past collection history and adjusts, if necessary, its estimate of expected credit losses for current conditions and subsequent events, including cash receipts, related to facts that existed as of the balance sheet date. Reasonable and supportable forecasts are not applicable to the Company’s estimate of credit losses due to the short-term nature of funds receivable. Funds receivable is evaluated collectively for impairment based on the PSP as credit risk for revenue transactions is concentrated in the PSPs’ ability to remit the net payment due from users to the Company. As of September 30, 2020, no allowance for credit losses for funds receivable was recorded.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company elected to early adopt ASU 2018-07 on January 1, 2019. The adoption had no impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty are to be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments are to be applied retrospectively to all periods presented upon their effective date. The Company adopted the new guidance as of January 1, 2020. The adoption did not have a material impact on the Company’s financial position or results of operations. The adoption resulted in the incremental disclosures within Note 3 – Financial Instruments and Fair Value Measurements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software – (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which clarifies the accounting for implementation costs in a cloud computing arrangement. ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company adopted the new guidance as of January 1, 2020. Any capitalizable software implementation costs incurred during the nine months ended September 30, 2020 were immaterial for capitalization, therefore the adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes. The standard is effective for annual periods, and interim periods within those years, beginning after December 15, 2020 for public companies. Early adoption is permitted. The Company elected to early adopt ASU 2019-12 on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or no material impact is expected on the consolidated financial statements as a result of future adoption.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

3. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

The Company’s financial instruments consist of cash equivalents, marketable securities, funds receivable, derivative instruments, accounts payable, accrued liabilities, merchants payable and redeemable convertible preferred stock warrant liability. Cash equivalents’ carrying value approximates fair value at the balance sheet dates, due to the short period of time to maturity. Marketable securities and derivative instruments are recorded at fair value. Funds receivable, accounts payable, accrued liabilities and merchants payable carrying values approximate fair value due to the short time to the expected receipt or payment date. The redeemable convertible preferred stock warrant liability is carried at fair value.

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets consisting of cash equivalents, marketable securities, derivative instruments and the redeemable convertible preferred stock warrant liability are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used in such measurements are as follows (in millions):

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents:
Money market funds	$133	$133	$–	$–

Total cash equivalents	$133	$133	$–	$–

Marketable securities:
U.S. Treasury notes	$60	$–	$60	$–
U.S. Treasury bills	35	–	35	–
Commercial paper	69	–	69	–
Corporate bonds	138	–	138	–

Total marketable securities	$302	$–	$302	$–

Total financial assets	$435	$133	$302	$–

Financial liabilities:
Redeemable convertible preferred stock warrant liability	$124	$–	$–	$124

Total financial liabilities	$124	$–	$–	$124

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents:
Money market funds	$2	$2	$–	$–
U.S. Treasury bills	16	–	16	–
Commercial paper	6	–	6	–

Total cash equivalents	$24	$2	$22	$–

Marketable securities:
U.S. Treasury bills	$140	$–	$140	$–
Commercial paper	65	–	65	–
Corporate bonds	129	–	129	–

Total marketable securities	$334	$–	$334	$–

Total financial assets	$358	$2	$356	$–

Financial liabilities:
Redeemable convertible preferred stock warrant liability	$127	$–	$–	$127

Total financial liabilities	$127	$–	$–	$127

	September 30, 2020
	Total	Level 1	Level 2	Level 3
	(unaudited)
Financial assets:
Cash equivalents:
Money market funds	$59	$59	$–	$–

Total cash equivalents	$59	$59	$–	$–

Marketable securities:
U.S. Treasury bills	$88	$–	$88	$–
Commercial paper	51	–	51	–
Corporate bonds	118	–	118	–

Total marketable securities	$257	$–	$257	$–

Total financial assets	$316	$59	$257	$–

Financial liabilities:
Redeemable convertible preferred stock warrant liability	$182	$–	$–	$182

Total financial liabilities	$182	$–	$–	$182

The Company classifies cash equivalents and marketable securities within Level 1 or Level 2 because the Company uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value. The derivative asset and liability for the Company’s foreign exchange forward contracts were deemed immaterial as of September 30, 2020.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

The following table summarizes the contractual maturities of the Company’s marketable securities (in millions):

	December 31,				September 30,
	2018		2019		2020
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
					(unaudited)
Due within one year	$262	$262	$300	$300	$250	$250
Due after one year through five years	40	40	34	34	7	7

Total marketable securities	$302	$302	$334	$334	$257	$257

All of the Company’s available-for-sale marketable securities are subject to a periodic evaluation for a credit loss allowance and impairment review. The Company did not identify any of its available-for-sale marketable securities requiring an allowance for credit loss or as other-than-temporarily impaired in any of the periods presented. Additionally, the unrealized net gain and net loss on available-for-sale marketable securities as of December 31, 2018 and 2019 and September 30, 2020 were immaterial.

The following table sets forth a summary of the changes in the estimated fair value of the Company’s Level 3 financial liabilities, consisting solely of redeemable convertible preferred stock warrant liability (see Note 7), which is measured at fair value on a recurring basis (in millions):

	December 31,		September 30,
	2018	2019	2020
			(unaudited)
Balance at beginning of period	$124	$124	$127
Remeasurement of redeemable convertible preferred stock warrant liability	–	3	55

Balance at end of period	$124	$127	$182

The primary significant unobservable inputs used in the fair value measurement of the redeemable convertible preferred stock warrant liability is the fair value of the underlying Series B redeemable convertible preferred stock at the valuation date, which was $12.55, $12.85 and $18.47 per share as of December 31, 2018 and 2019 and September 30, 2020, respectively. Generally, increases (decreases) in the fair value of the underlying Series B redeemable convertible preferred stock would result in a directionally similar impact to the fair value measurement.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

4. BALANCE SHEET COMPONENTS

Property and Equipment, Net

Property and equipment, net consisted of the following (in millions):

	December 31,		September 30,
	2018	2019	2020
			(unaudited)
Computers, software, servers and network equipment	$23	$25	$23
Furniture and fixtures	2	3	3
Leasehold improvements	22	28	28

Total property and equipment	47	56	54
Accumulated depreciation and amortization	(14)	(22)	(27)

Total property and equipment, net	$33	$34	$27

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2017, 2018, 2019 was $4 million, $8 million and $10 million, respectively, and for the nine months ended September 30, 2019 and 2020 was $7 million and $9 million, respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in millions):

	December 31,		September 30,
	2018	2019	2020
			(unaudited)
Vendor services	$56	$68	$83
Deferred revenue	–	24	32
Wish Cash liability	12	38	62
Other	57	82	135

Total accrued liabilities	$125	$212	$312

5. OPERATING LEASES

The Company leases its facilities and data center co-locations under operating leases with various expiration dates through 2025.

The components of the Company’s lease costs were as follows (in millions):

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
		(unaudited)
Operating lease costs	$12	$9
Short-term lease costs	1	1
Variable costs	1	1

Total	$14	$11

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

Rent expense under Topic 840 was $10 million for the year ended December 31, 2018. As of December 31, 2019 and September 30, 2020, the Company’s consolidated balance sheet included right-of-use assets in the amount of $41 million and $40 million, respectively, and lease liabilities in the amount of $8 million and $11 million in accrued liabilities, respectively, and $42 million and $38 million in lease liabilities, non-current, respectively.

As of December 31, 2019 and September 30, 2020, the weighted-average remaining lease term was 5 years and 4 years, respectively, and the weighted-average discount rate used to determine the net present value of the lease liabilities was 6%.

Supplemental cash flow information for the Company’s operating leases were as follows (in millions):

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
		(unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$13	$10
Right-of-use assets obtained in exchange for new lease liabilities	$1	$6

The maturities of the Company’s operating lease liabilities are as follows (in millions):

December 31, 2019
Year ending December 31,
2020	$11
2021	11
2022	11
2023	10
2024	10
Thereafter	5

Total lease payments	58

Less: imputed interest	(8)

Present value of lease liabilities	$50

September 30, 2020
Year ending December 31,	(unaudited)
Remainder of 2020	$3
2021	14
2022	13
2023	11
2024	10
Thereafter	5

Total lease payments	56

Less: imputed interest	(7)

Present value of lease liabilities	$49

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

The aggregate future minimum lease obligations under Topic 840 for all operating lease agreements with a minimum term of one year are as follows (in millions):

December 31, 2018
Year ending December 31,
2019	$13
2020	12
2021	11
2022	11
2023	10
Thereafter	15

Total	$72

6. COMMITMENTS AND CONTINGENCIES

Letter of Credit

The Company has a standby letter of credit with a bank in the amount of $10 million in conjunction with the second amendment to the lease of the Company’s corporate headquarters in San Francisco, California. As of December 31, 2019 and September 30, 2020, no amounts had been drawn down and the Company was in compliance with the covenants under this letter of credit.

Purchase Obligations

During 2019, the Company amended a marketing arrangement which increased the total commitment under the agreement and extended the arrangement to July 31, 2021. As of December 31, 2019, the remaining commitment under the amended agreement was $18 million and payable over 2 years, with $13 million payable in 2020 and the remaining thereafter. During the nine months ended September 30, 2020, the Company satisfied $4 million of its commitment.

Effective September 1, 2019, the Company entered into an amendment to a colocation and cloud services arrangement committing the Company to make payments of $120 million for services over 3 years. As of December 31, 2019, the remaining commitment under this amended agreement is $99 million, with $39 million, $40 million and $20 million payable in 2020, 2021 and 2022, respectively. During the nine months ended September 30, 2020, the Company satisfied $19 million of its commitment.

In August 2018, the Company entered into a separate agreement with a different vendor for colocation and cloud services committing the Company to make payments of $28 million for services over 3 years. As of December 31, 2019, the remaining commitment under this agreement is $12 million, all of which payable in 2020. During the nine months ended September 30, 2020, the Company satisfied no commitment under this obligation.

Legal Contingencies

As of December 31, 2019 and September 30, 2020, there were no legal contingency matters, either individually or in aggregate, that would have a material adverse effect on the financial position, results of

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

operations, or cash flows of the Company. Given the unpredictable nature of legal proceedings, the Company bases its estimate on the information available at the time of the assessment. As additional information becomes available, the Company reassesses the potential liability and may revise the estimate.

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANT

In August 2016, the Company issued a warrant to purchase 9,866,400 shares of the Company’s Series B redeemable convertible preferred stock (“Series B warrant”) at an exercise price of $0.00001 per share. The Company accounted for the Series B warrant as a liability upon issuance. The Series B warrant expires on the day preceding a liquidity event, which is defined as an IPO or change of control event. The fair value of Series B warrant liability as of December 31, 2018 and 2019 and September 30, 2020 was $124 million, $127 million and $182 million respectively. The Series B warrant remained outstanding as of September 30, 2020.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK

In March 2019, the Company’s Board of Directors (“Board of Directors”) approved an amendment and restatement to the Company’s Certificate of Incorporation, as amended and restated, which increased the total authorized shares of redeemable convertible preferred stock to 443,462,930 shares, decreased the authorized shares of Series C redeemable convertible preferred stock (“Series C”) to 71,084,900, decreased the authorized shares of Series G redeemable convertible preferred stock (“Series G”) to 16,873,190, and authorized 20,640,090 shares for a new series of convertible preferred stock to be designated as Series H redeemable convertible preferred stock (“Series H”).

In March 2019, the Company raised gross proceeds of approximately $160 million from the sale of 9,435,480 shares of Series H at $16.95729 per share. Furthermore, the Company granted the lead investor the right to purchase up to an additional 8,845,750 shares of Series H for $16.95729 per share. The right is considered an embedded feature of the Series H shares sold to this lead investor and, therefore, does not have a standalone value. The right expired unexercised on March 31, 2020.

Redeemable convertible preferred stock consists of the following (in millions, except share amounts):

	December 31, 2018			December 31, 2019 and September 30, 2020 (unaudited)
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Series A	64,373,670	64,373,670	$23	64,373,670	63,673,670	$22
Series B	68,830,830	58,964,430	23	68,830,830	58,964,430	23
Series C	79,660,910	71,084,900	45	71,084,900	71,084,900	45
Series D	55,195,330	55,195,330	138	55,195,330	55,195,330	138
Series E	83,245,600	83,245,600	514	83,245,600	83,245,600	514
Series F	63,219,320	63,219,320	410	63,219,320	63,219,320	410
Series G	19,000,000	16,873,190	227	16,873,190	16,873,190	227
Series H	–	–	–	20,640,090	9,435,480	240

Total redeemable convertible preferred stock	433,525,660	412,956,440	$1,380	443,462,930	421,691,920	$1,619

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

Series A — In June 2019, the Company entered into an agreement with one of its stockholders to repurchase 700,000 shares of the Company’s Series A redeemable convertible preferred stock (“Series A”) for a total of $7 million in cash. The amount paid in excess of the carrying value of Series A is considered a deemed dividend and is reflected as such in the calculation of net loss attributable to common stockholders. The repurchased shares were constructively retired and were removed from both the issued and outstanding number of shares on the 2019 consolidated balance sheet and consolidated statement of stockholders’ deficit.

Series C — In August 2017, the Company entered into agreements with two stockholders to repurchase a combined 8,576,010 shares of the Company’s Series C for a total of $46 million in cash. The amount paid in excess of the carrying value of Series C is considered a deemed dividend and is reflected as such in the calculation of net loss attributable to common stockholders. The repurchased shares were constructively retired and were removed from both the issued and outstanding number of shares in the consolidated statement of stockholders’ deficit as of December 31, 2017.

The holders of redeemable convertible preferred stock have various significant rights and preferences as follows:

Dividend Provisions — Holders of Series A, Series B redeemable convertible preferred stock (“Series B”), Series C, Series D redeemable convertible preferred stock (“Series D”), Series E redeemable convertible preferred stock (“Series E”), Series F redeemable convertible preferred stock (“Series F”), Series G, and Series H are entitled to receive noncumulative dividends, prior and in preference to any declaration of dividends on common stock, at the per annum rate of $0.0280464, $0.0316, $0.0502128, $0.2000168, $0.49396, $0.5190688, $1.076264 and $1.3565832 per share, respectively, when and if declared by the Board of Directors, except for dividends on common stock payable solely in common stock. The holders of redeemable convertible preferred stock are also entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock that would be held on an as-if converted basis, except for dividends on common stock payable solely in common stock. No dividends on redeemable convertible preferred stock or common stock have been declared by the Board of Directors from inception through September 30, 2020.

Liquidation Preference — In the event of any liquidation, dissolution, or winding-up of the Company, including a merger, acquisition of the Company, or sale of assets, the stockholders of redeemable convertible preferred stock are entitled to receive, on a pari passu basis, their liquidation preference prior to any distributions to common stockholders, plus any declared but unpaid dividends. Upon the completion of the distribution to the stockholders of the redeemable convertible preferred stock, the remaining assets of the corporation available for distribution to stockholders will be distributed among the holders of common stock pro rata based on the number of shares of common stock held by each such holder.

Series A, Series B, Series C, Series D, Series E, Series F and Series G each have a liquidation preference of $0.35058, $0.395, $0.62766, $2.50021, $6.17450, $6.48836 and $13.4533 per share, respectively. The liquidation preference of Series H is contingent on the date of the liquidation event. If the liquidation event occurs within three calendar years from the date of issuance of Series H, the holders of Series H will be entitled to receive $25.43594 per share; if the event occurs during the fourth calendar year from the date of issuance of Series H, the holders of Series H will be entitled to receive

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

$29.67526 per share; and, if the event occurs after four calendar years from the date of issuance of Series H, the holders of Series H will be entitled to receive $33.91458 per share.

If the liquidity event consists of an IPO and occurs within three calendar years from the date of issuance of Series H, then, if the value of the common stock issued upon conversion of Series H is less than 150% of the aggregate consideration paid for the Series H pursuant to the Series H purchase agreement, the holders of Series H receive an additional number of shares of common stock such that the value of the common stock issued upon conversion of Series H in the IPO (at the IPO price) plus the value of the additional shares of common stock shall equal 150% of the aggregate consideration paid for the Series H pursuant to the Series H purchase agreement. If the liquidity event consists of an IPO and occurs during the fourth calendar year from the date of issuance of Series H, then, if the value of the common stock issued upon conversion of Series H is less than 175% of the aggregate consideration paid for the Series H pursuant to the Series H purchase agreement, the holders of Series H receive an additional number of shares of common stock such that the value of the common stock issued upon conversion of Series H in the IPO (at the IPO price) plus the value of the additional shares of common stock shall equal 175% of the aggregate consideration paid for Series H pursuant to the Series H purchase agreement. If the liquidity event consists of an IPO and occurs after the fourth calendar year from the date of issuance of Series H, then, if the value of the common stock issued upon conversion of Series H is less than 200% of aggregate consideration paid for the Series H pursuant to the Series H purchase agreement, the holders of Series H receive an additional number of shares of common stock such that the value of the common stock issued upon conversion of Series H in the IPO (at the IPO price) plus the value of the additional shares of common stock shall equal 200% of the aggregate consideration paid for the Series H pursuant to the Series H purchase agreement. Such incremental shares to be issued to the holders of Series H, if any, will be referred to as Series H Redeemable Convertible Preferred Stock Additional Issuance Shares.

Redemption — The holders of the redeemable convertible preferred stock have no voluntary rights to redeem the shares. The sale, transfer or other disposition of substantially all of the Company’s assets would constitute a redemption event as would other deemed liquidation events such as a change in control, whether by merger, consolidation or otherwise. If such a deemed liquidation event occurs, all of the holders of equally and more subordinated equity instruments are not explicitly entitled to receive the same form of consideration. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, any of these events would constitute a redemption event that is outside of the control of the Company.

The Company classifies its redeemable convertible preferred stock as temporary equity because it may become redeemable due to certain change in control events that are outside the Company’s control, including a merger, acquisition, or sale of assets of the Company. The Company has not adjusted the carrying value of the redeemable convertible preferred stock to its redemption value because redemption was not probable as of the balance sheet dates presented. The Company will adjust the carrying value of the redeemable convertible preferred stock to its redemption value if redemption becomes probable in the future.

Conversion Rights — Each share of redeemable convertible preferred stock is convertible, after notice to the Company one business day after the applicable Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), waiting period has expired or been terminated; provided, however, that no notice needs to be sent if the redeemable convertible preferred stockholder

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

has verified that the conversion is not subject to HSR. As of December 31, 2019, each share of redeemable convertible preferred stock would convert into common stock on a one-for-one basis. Each share of redeemable convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon the closing of a firm commitment underwritten public offering in which the pre-money valuation is at least $8.75 billion and the gross cash proceeds are no less than $500 million (a “Qualified Public Offering”). Prior to a Qualified Public Offering, each share of Series A, Series B, Series C and Series D automatically converts into common stock at the then-effective conversion ratio upon vote or written consent or agreement of the holders of a majority of the Series A, Series B, Series C and Series D, voting together as a single class and on an as-converted basis; each share of Series E automatically converts into shares of common stock at the then-effective conversion ratio upon vote or written consent or agreement of the holders of a majority of Series E, voting as a separate series and on an as-converted basis; each share of Series F automatically converts into shares of common stock at then effective conversion ratio upon vote or written consent or agreement of the holders of a majority of the Series F, voting as a separate series and on an as-converted basis, which such vote must include one or more particular redeemable convertible preferred stockholders; each share of Series G automatically converts into shares of common stock at the then-effective conversion ratio upon vote or written consent or agreement of the holders of a majority of Series G, voting as a separate series, which such vote must include one or more particular redeemable convertible preferred stockholders; and, each share of Series H automatically converts into shares of common stock at the then-effective conversion ratio upon vote or written consent or agreement of the holders of a majority of Series H, voting as a separate series and on an as-converted basis.

Antidilution Provisions — The conversion price of the redeemable convertible preferred stock is subject to adjustment to mitigate dilution in the event that the Company issues additional shares at a purchase price less than the applicable conversion price.

Voting Rights — The holder of each share of redeemable convertible preferred stock has voting rights equal to the number of shares of common stock into which it is convertible and votes together as one class with the common stock; provided, however, that the holders of shares of Series D, Series E, Series F, Series G, and Series H stock do not vote in any elections of directors. Each share of common stock is entitled to one vote.

As long as at least 10 million shares (as adjusted for any stock splits, stock dividends, combinations, subdivision or recapitalizations) of each class of Series A and Series B, respectively, and as long as any shares of Series C, remain outstanding, the holders of each such class of Series A, Series B and Series C shall be entitled to elect (voting as separate classes) one director of the Company for each respective class of redeemable convertible preferred stock. The holders of outstanding common stock (voting as a separate class) shall be entitled to elect two directors of the Company. The holders of outstanding common stock together with the holders of Series A, Series B and Series C (voting together as a single class using an as-converted basis for the redeemable convertible preferred stock) shall be entitled to elect one additional director.

Protective Provisions — So long as at least 108,399,130 shares of all redeemable convertible preferred stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivision or recapitalizations), the Company must obtain approval from a majority of the then outstanding shares of redeemable convertible preferred stock in order to (i) consummate a liquidation

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

event or effect any other merger or consolidation; (ii) amend, alter, repeal, or waive any provision of the Company’s amended and restated certificate of incorporation or bylaws; (iii) authorize or issue any equity security having a preference over, or being on a parity with, any series of outstanding redeemable convertible preferred stock with respect to dividends, liquidation or redemption (other than authorized but unissued shares of Series H); (iv) redeem, purchase or otherwise acquire any shares of redeemable convertible preferred stock or common stock, subject to certain exceptions; (v) change the authorized number of members of the Board of Directors; (vi) pay or declare any dividend on any shares of common stock or redeemable convertible preferred stock, subject to certain exceptions; (vii) effect an IPO of common stock or (viii) create, or hold capital stock in, any subsidiary that is not wholly owned by the Company, unless approved by the Board of Directors.

So long as any shares of Series E are outstanding, the Company must obtain approval from a majority of the then outstanding shares of Series E in order to (i) amend, alter, repeal, waive or change the powers, preferences or rights of the Series E, or (ii) increase or decrease (other than by redemption or conversion) the number of authorized shares of Series E.

So long as any shares of Series F are outstanding, the Company must obtain approval from a majority of the then outstanding shares of Series F, which such vote must include one or more particular redeemable convertible preferred stockholders, in order to (i) amend, alter, repeal, waive or change the powers, preferences or rights of the Series F, (ii) increase or decrease (other than by redemption or conversion) the number of authorized shares of Series F, or (iii) reclassify, alter or amend the Series G, if such reclassification, alteration or amendment would render Series G senior to Series F in respect of any dividend, liquidation or redemption right, preference or privilege or reclassify, alter or amend any of the Series A, Series B, Series C, Series D, Series E, Series F or Series G (the “prior preferred series”), if such reclassification, alteration or amendment would render any of the prior redeemable convertible preferred series senior to or pari passu with Series F in respect of any dividend, liquidation or redemption right, preference or privilege.

So long as any shares of Series G are outstanding, the Company must obtain approval from a majority of the then outstanding shares of Series G, which such vote must include one or more particular redeemable convertible preferred stockholders, in order to (i) amend, alter, repeal, waive or change the powers, preferences or rights of the Series G, (ii) increase or decrease (other than by redemption or conversion) the number of authorized shares of Series G, or (iii) reclassify, alter or amend Series F, if such reclassification, alteration or amendment would render Series F senior to Series G in respect of any dividend, liquidation or redemption right, preference or privilege or reclassify, alter or amend any of the prior preferred series, if such reclassification, alteration or amendment would render any of the prior preferred series senior to or pari passu with Series G in respect of any dividend, liquidation or redemption right, preference or privilege.

So long as any shares of Series H are outstanding, the Company must obtain approval from a majority of the then outstanding shares of Series H in order to (i) amend, alter, repeal, waive or change the powers, preferences or rights of the Series H, (ii) increase or decrease (other than by redemption or conversion) the number of authorized shares of Series H, or (iii) issue additional shares of Series H, unless such issuance is effected pursuant to the Series H purchase agreement.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

9. COMMON STOCK AND STOCK-BASED COMPENSATION

The Company’s Certificate of Incorporation, as amended and restated, authorizes the Company to issue up to 730,000,000 shares of common stock with par value of $0.0001 per share. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the priority rights of holders of all classes of redeemable convertible preferred stock outstanding.

In 2014, the Company issued a warrant to purchase 550,000 shares of common stock at an exercise price of $0.149 per share. The common stock warrant expires in May 2024. The fair value of this warrant was recorded in additional paid in capital upon issuance. The warrant remained outstanding as of December 31, 2018 and 2019 and September 30, 2020.

The Company had reserved shares of common stock for future issuance as follows:

	December 31, 2019	September 30, 2020
		(unaudited)
Redeemable convertible preferred stock, all series	421,691,920	421,691,920
Series B warrant	9,866,400	9,866,400
Warrant to purchase common stock	550,000	550,000
Common stock options outstanding	80,322,960	74,943,650
Restricted stock units outstanding	43,837,350	50,235,160
Shares available for future grant of equity awards	4,436,340	1,953,530

Total	560,704,970	559,240,660

Related Party Transaction

In June 2019, the Company repurchased 1,429,740 shares of common stock from its Chief Executive Officer at $12.17 per share. The incremental value between the repurchase price and the fair value of the common stock at the time of the transaction resulted in stock-based compensation expense of $2 million for the year ended December 31, 2019.

Equity Incentive Plan

In 2010, the Board of Directors approved the adoption of the 2010 Stock Plan (the “Plan”). As of December 31, 2019 and September 30, 2020, the total shares reserved for issuance under the Plan were 145,778,610 and 149,478,610, respectively. The Plan provides for the grant of incentive and nonstatutory stock options and RSUs to employees, directors and consultants of the Company. Options granted under the Plan to employees continue to vest until the last day of employment and generally will vest over four or five years and expire 10 years from the date of grant. Employees generally forfeit their rights to exercise vested options after three months following their termination of employment or 6 or 12 months in the event of termination of services by reason of disability or death, respectively. Stock options to consultants are generally granted for services performed and vest according to an award-specific schedule as approved by the Board of Directors. When options are exercised subject to a repurchase right, the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting. As of

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

December 31, 2019 and September 30, 2020, there were no shares subject to this repurchase right. Under the terms of the Plan, any shares that expire, are forfeited, or are otherwise reacquired by the Company shall be added back to the number of shares then available for issuance.

The exercise price of incentive stock options granted under the Plan must be at least equal to 100% of the fair market value of the Company’s common stock at the date of grant, as determined by the Board of Directors. The exercise price must not be less than 110% of the fair market value of the Company’s common stock at the date of grant for incentive stock options granted to an employee that owns greater than 10% of the Company stock. Through December 31, 2019 and September 30, 2020, no options have been granted to purchase stock at a price less than fair value as determined by the Board of Directors at the time of the grant.

The Company grants RSUs to employees, which generally expire 7 years from the date of grant and vest upon the achievement of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four or five years. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or an IPO. Upon employee termination, RSUs that have satisfied the service condition remain outstanding until the earlier of a liquidity event, the expiration date, or the third anniversary of the service termination.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

Stock Option and RSU Activity

A summary of stock option and RSU activity under the Plan and related information is as follows:

		Options Outstanding			RSUs Outstanding
	Shares Available for Grant	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Number of RSUs	Weighted- Average Remaining Contractual Term (In Years)
Balances at December 31, 2018	6,385,700	81,128,590	$0.244	5.16	33,350,760	5.32
Authorized	8,363,440	–	–		–
Granted	(11,845,700)	–	–		11,845,700
Common stock issued for services	(233,340)	–	–		–
Exercised	–	(755,630)	0.429		–
Forfeited	1,409,110	(50,000)	0.001		(1,359,110)
Repurchased common stock	357,130	–	–		–

Balances at December 31, 2019	4,436,340	80,322,960	$0.242	4.16	43,837,350	4.83
Authorized (unaudited)	3,700,000	–	–		–
Granted (unaudited)	(7,254,440)	–	–		7,254,440
Exercised (unaudited)	–	(5,379,310)	0.361		–
Forfeited or cancelled (unaudited)	856,630	–	–		(856,630)
Repurchased common stock (unaudited)	215,000	–	–		–

Balances at September 30, 2020 (unaudited)	1,953,530	74,943,650	$0.234	3.45	50,235,160	4.45

There were no options granted during the year ended December 31, 2017, 2018, 2019 or the nine months ended September 30, 2020. All options outstanding as of December 31, 2019 were fully vested. The aggregate intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020 was $12 million, $48 million, $8 million, and $71 million, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s common stock at the date of exercise and the exercise price for in-the-money

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

options. The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020 was $8.284, $11.316, $11.553 and $15.495 per share, respectively. The aggregate intrinsic value of options and RSUs outstanding as of December 31, 2019 was $910 million and $507 million, respectively, and as of September 30, 2020 was $1.2 billion and $835 million, respectively.

Stock-Based Compensation Expense

As of December 31, 2019 and September 30, 2020, no stock-based compensation expense has been recognized for RSUs because a qualifying event, defined as a change of control transaction or an IPO, had not yet occurred. In the year in which a qualifying event is completed, the Company will record cumulative stock-based compensation expense using the accelerated attribution method for those RSUs for which the service condition has been satisfied prior to the occurrence of the qualifying event. If the qualifying event had occurred on December 31, 2019, the Company would have recorded cumulative stock-based compensation expense of approximately $283 million for the year ended December 31, 2019 and would recognize the remaining $120 million of unrecognized stock-based compensation expense over a weighted-average period of approximately 1.82 years.

If the qualifying event had occurred on September 30, 2020, the Company would have recorded cumulative stock-based compensation expense of approximately $355 million during the nine months ended September 30, 2020, and would recognize the remaining $153 million of unrecognized stock-based compensation expense over a weighted-average period of approximately 1.78 years.

The Company has recorded $9 million in stock-based compensation expense, for the sale of shares of common stock by an executive to a certain investor, for the nine months ended September 30, 2020. The amount reflects the excess of the sales price per share of common stock over the deemed fair value of the common stock. The expense has been recorded within general and administrative expenses in the consolidated statement of operations and comprehensive loss. The Company did not sell any shares or receive any proceeds from this transaction.

For the years ended December 31, 2017, 2018 and 2019, the Company recorded stock-based compensation expense of $8 million, $2 million and $2 million, respectively. For the nine months ended September 30, 2019 and 2020, the Company recorded stock-based compensation expense of $2 million and $9 million, respectively.

10. INCOME TAXES

The components of loss before provision for income taxes are as follows (in millions):

	Year Ended December 31,
	2017	2018	2019
Domestic	$204	$205	$130
Foreign	3	3	(2)

Loss before provision for income taxes	$207	$208	$128

There has historically been no federal or state provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

deferred tax assets. For the year ended December 31, 2019, the Company recognized an immaterial provision related to foreign income taxes.

The table below details the activity of the deferred tax asset valuation allowance (in millions):

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2017
Deferred tax assets valuation allowance	$276	$2	$(73)	$205
Year ended December 31, 2018
Deferred tax assets valuation allowance	$205	$50	$(1)	$254
Year ended December 31, 2019
Deferred tax assets valuation allowance	$254	$29	$(1)	$282

The difference between income taxes computed at the statutory federal income tax rate and the provision for income taxes is attributable to the following (in millions):

	Years Ended December 31,
	2017	2018	2019
Federal tax (benefit) at statutory rate	$(70)	$(44)	$(27)
Stock-based compensation	(1)	(5)	(1)
Foreign rate differential	1	1	–
Change in tax rate for the Tax Act	120	–	–
Non-deductible warrant valuation	24	–	1
Other	(1)	–	1
Change in valuation allowance	(73)	48	27

Total provision for income taxes	$–	$–	$1

The tax provision differs from the benefit that would result from applying statutory rates to losses before income taxes primarily due to the valuation allowance provided on the net deferred tax assets. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and (b) operating losses and tax credit carryforwards.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

Deferred tax assets and liabilities are as follows (in millions):

	December 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforwards	$239	$266
Lease liabilities	–	11
Reserves and accruals not currently deductible	9	8
Stock-based compensation	6	7

Total gross deferred tax assets	254	292
Less: valuation allowance	(254)	(282)

Total deferred tax assets, net of valuation allowance	–	10
Deferred tax liabilities:
Property and equipment, including right-of-use assets	–	(9)

Total gross deferred tax liabilities	–	(9)

Net deferred tax (liabilities) assets	$–	$1

Due to a history of losses, the Company believes it is not more likely than not that its net deferred tax assets will be realized as of December 31, 2018 or 2019. Accordingly, the Company has established a full valuation allowance on its domestic net deferred tax assets. The Company’s valuation allowance increased by $27 million during the year ended December 31, 2019.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion of global intangible low-taxed income (“GILTI”) in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017 changing classification of certain deferred tax assets as indefinite-lived.

The Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes (“ASC 740”). During the fourth quarter of 2018, the Company completed its accounting for the Tax Act with no adjustments to the 2017 provisional amounts:

•

Reduction of U.S. federal corporate tax rate to 21 percent: in 2017, the Company recorded a reduction in its gross deferred tax asset resulting from the revaluation, which was offset by a corresponding reduction in the amount of valuation allowance recorded.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

•	One-time mandatory transition tax: in 2017, the Company recorded a provisional transition tax obligation of $0.

As of December 31, 2019, the Company had federal net operating loss carryforwards available to reduce future taxable income, if any, of $885 million that begin to expire in 2030 and continue to expire through 2037 and $324 million that have an unlimited carryover period. As of December 31, 2019, the Company had state net operating loss carryforwards available to reduce future taxable income, if any, of $1.4 billion that begin to expire in 2030 and continue to expire through 2039.

Utilization of net operating loss carryforwards may be subject to future annual limitations due to the ownership change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. The federal net operating loss carryforwards and the state net operating loss carryforwards both begin expiring in 2030.

The Company had immaterial unrecognized tax benefits as of December 31, 2019, fully offset by a valuation allowance. These unrecognized tax benefits, if recognized, would not affect the effective tax rate. There were no unrecognized tax benefits at December 31, 2018. No interest or penalties were incurred during the years ended December 31, 2017, 2018 or 2019.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is not currently under examination by income tax authorities in federal, state or other jurisdictions. All tax returns will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss or credits. Certain tax years are subject to foreign income tax examinations by tax authorities until the statute of limitations expire.

For the Nine Months Ended September 30, 2019 and 2020

The Company’s tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, the Company assesses its estimate of the annual effective tax rate, and if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in the period of change.

The Company’s quarterly tax provision, and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation and changes in its valuation allowance.

The provision for income taxes was not significant for the nine months ended September 30, 2019 and September 30, 2020. The effective tax rate was approximately zero percent for the nine months ended September 30, 2019 and 2020. The effective tax rate was lower than the U.S. federal statutory rate primarily because of the domestic valuation allowances. For all periods presented, the Company recognized an insignificant provision related to foreign income taxes.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

11. NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in millions, except share and per share data):

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018	2019	2019	2020
				(unaudited)
Numerator:
Net loss	$(207)	$(208)	$(129)	$(5)	$(176)
Less: deemed dividend to convertible preferred stockholders	(40)	–	(7)	(7)	–

Net loss attributable to common stockholders	$(247)	$(208)	$(136)	$(12)	$(176)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	100,388,409	102,966,038	104,045,615	104,174,437	106,935,604

Net loss per share attributable to common stockholders, basic and diluted	$(2.46)	$(2.02)	$(1.31)	$(0.12)	$(1.65)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect:

	As of December 31,			As of September 30,
	2017	2018	2019	2019	2020
				(unaudited)
Redeemable convertible preferred stock, all series	412,956,440	412,956,440	421,691,920	421,691,920	421,691,920
Series B warrant.	9,866,400	9,866,400	9,866,400	9,866,400	9,866,400
Warrant to purchase common stock	550,000	550,000	550,000	550,000	550,000
Common stock options outstanding	85,426,070	81,128,590	80,322,960	80,368,960	74,943,650
Restricted stock units outstanding	24,651,250	33,350,760	43,837,350	42,578,950	50,235,160

Total	533,450,160	537,852,190	556,268,630	555,056,230	557,287,130

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

12. UNAUDITED PRO FORMA NET LOSS PER SHARE

Unaudited pro forma basic net loss per share is computed to give effect to the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into common stock using the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later, and the exercise of Series B warrant and Series H Redeemable Convertible Preferred Stock Additional Issuance Shares, resulting in the issuance of common stock. The pro forma share amounts also give effect to the RSUs subject to both service-based and liquidity event-related performance vesting conditions for which the service-based vesting condition had been satisfied as of December 31, 2019 and September 30, 2020 on a weighted-average basis.

The net loss used in computing unaudited pro forma basic net loss per share gives effect to remove losses resulting from the remeasurement of the Series B warrant liability. The net loss used in computing unaudited pro forma basic net loss per share does not give effect to the stock-based compensation expense associated with these RSUs. If the IPO had been completed on September 30, 2020, the Company would have recognized approximately $355 million of stock-based compensation related to these RSUs on the effective date. Unaudited pro forma diluted net loss per share is the same as the unaudited pro forma basic net loss per share for the period as the impact of any potentially dilutive securities was anti-dilutive.

The following table presents the calculation of pro forma basic and diluted net loss per share (in millions, except share and per share data):

	Year Ended December 31,	Nine months Ended September 30,
	2019	2020
	(unaudited)
Numerator:
Net loss attributable to Class A and Class B common stockholders	$(129)	$(176)
Denominator:
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted	104,045,615	106,935,603
Pro forma adjustment to reflect the automatic conversion of redeemable convertible preferred stock	420,022,615	421,691,920
Pro forma adjustment to reflect the assumed exercise and conversion of Series B warrant	9,866,400	9,866,400
Pro forma adjustment to reflect assumed vesting of RSUs with liquidity event-related performance vesting condition	21,650,200	28,555,900
Pro forma adjustment to reflect conversion of Series H Redeemable Convertible Preferred Stock Additional Issuance Shares	564,531	564,531

Weighted-average shares used in computing pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted	556,149,361	567,614,354

Pro forma net loss attributable to Class A and Class B common stockholders per share, basic and diluted	$(0.23)	$(0.31)

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

13. GEOGRAPHICAL INFORMATION

The Company believes it is relevant to disclose geographical revenue information on both a demand basis, determined by the ship-to address of the user, and on a supply basis, determined by the location of the merchants’ operations.

Core marketplace revenue by geographic area based on the ship-to address of the user is as follows (in millions):

	Year Ended December 31,						Nine Months Ended September 30,
	2017(1)		2018(2)		2019		2019		2020
								(unaudited)
Europe	$492	47%	$759	50%	$716	49%	$516	49%	$564	43%
North America(3)	440	42%	579	38%	566	38%	406	39%	548	42%
South America	40	4%	58	4%	72	5%	48	5%	69	5%
Other	81	7%	112	8%	119	8%	79	7%	119	10%

Core marketplace revenue	$1,053	100%	$1,508	100%	$1,473	100%	$1,049	100%	$1,300	100%

(1)	Revenue has not been adjusted to Topic 606 and continues to be reported under Topic 605.
(2)	Revenue has been adjusted for the impact of Topic 606.
(3)

United States accounted for $385 million, $495 million, $472 million, $341 million and $461 million of core marketplace revenue for the years ended 2017, 2018 and 2019, and the nine months ended September 30, 2019 and 2020, respectively.

China accounted for substantially all of marketplace and logistics revenue in 2017, 2018 and 2019 and during the nine months ended September 30, 2020, respectively, based on the location of the merchants’ operations.

The Company’s long-lived tangible assets, which consist of property and equipment, net and operating lease right-of-use assets, net, located in the United States were 93%, 94% and 88% of the total long-lived tangible assets as of December 31, 2018 and 2019 and September 30, 2020, respectively. The long-lived tangible assets outside the United States were located in Canada, China, and the Netherlands.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and measurement purposes through August 28, 2020, which is the date that the consolidated financial statements and accompanying notes were available for issuance.

2010 Stock Plan

On May 5, 2020, the Company’s Board of Directors approved an increase in the shares reserved for issuance under the 2010 Stock Plan from 145,778,610 to 149,478,610 shares.

15. SUBSEQUENT EVENTS (UNAUDITED)

The Company has evaluated subsequent events for recognition and measurement purposes, and with respect to the stock split discussed in Note 2, through December 6, 2020, which is the date that the unaudited interim consolidated financial statements were available for issuance.

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

2020 Equity Incentive Plan

On November 19, 2020, the Company’s Board of Directors adopted and approved the 2020 Equity Incentive Plan (the “2020 Plan”). While the 2020 Plan became effective immediately on adoption, no awards will be granted under it prior to the day that the Company’s Registration Statement on Form S-1 is declared effective by the SEC (the “IPO Date”). The 2020 Plan provides for the award of options, stock appreciation rights, restricted shares, and RSUs to issue up to the sum of (a) 36,000,000 shares of common stock, (b) the number of shares of common stock outstanding under the 2010 Stock Plan on the IPO date, (c) the number of shares common stock that remain available to be granted under the 2010 Stock Plan on the IPO date, and (d) the number of shares that are subject to awards granted under the 2010 Stock Plan that are forfeited, cancelled or expired after the IPO date. The number of shares reserved for issuance under the 2020 Plan will be increased automatically on the first day of each fiscal year, commencing in 2022 and ending in 2030, by a number equal to the lesser of: (a) 5% of the shares of common stock outstanding on the last day of the prior fiscal year; or (b) the number of shares determined by the Board of Directors.

2020 Employee Stock Purchase Plan

On November 19, 2020, the Company’s Board of Directors adopted and approved the 2020 Employee Stock Purchase Plan (the “2020 ESPP”), which will become effective on the IPO Date. Under the 2020 ESPP, the Company will initially reserve for issuance 7,500,000 shares of common stock, which will increase automatically on the first day of each fiscal year, commencing in 2022 and ending in 2040, by a number equal to the lesser of: (a) 7,500,000 shares of common stock; (b) 1% of the shares of common stock outstanding on the last day of the prior fiscal year; or (c) the number of shares of common stock determined by the Company’s Board of Directors.

Revolving Credit Facility

In November 2020, the Company entered into a five-year $280 million senior secured revolving credit facility (the “Revolving Credit Facility”) to, among other things, permit the Company to increase its aggregate commitments by up to $100 million, if an accordion option is exercised and provided the Company is able to secure additional lender commitments and satisfy certain other conditions, and to enter into letters of credit from time to time, which reduces its borrowing capacity under the Revolving Credit Facility. Interest on any borrowings under the Revolving Credit Facility accrues at either adjusted LIBOR plus 1.50% or at an alternative base rate plus 0.50%, at the Company’s election, and the Company is required to pay a commitment fee that accrues at 0.25% per annum on the unused portion of the aggregate commitments under the Revolving Credit Facility. The Company is required to pay a fee that accrues at 1.50% per annum on the average daily amount available to be drawn under any letters of credit outstanding under the Revolving Credit Facility.

The Revolving Credit Facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict the Company’s ability (and the ability of certain of the Company’s subsidiaries) to incur indebtedness, grant liens, make certain fundamental changes and asset sales, make distributions to stockholders, make investments or engage in transactions with affiliates. It also contains a minimum liquidity financial covenant of $350 million, which includes unrestricted cash and any available borrowing capacity under the Revolving Credit Facility. The obligations under the Revolving Credit Facility are secured by liens on substantially all of the

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited)

Company’s domestic assets and are guaranteed by any material domestic subsidiaries, subject to customary exceptions. As of December 6, 2020, the Company had not made any borrowings under the Revolving Credit Facility.

Amended and Restated Certificate of Incorporation

In December 2020, the Company’s Board of Directors approved the Amended and Restated Certificate of Incorporation, which will become effective on the IPO Date, to authorize the increase of shares of the Company’s capital stock to 3,600,000,000 shares, with a par value of $0.0001 per share, of which 3,000,000,000 shares are designated as Class A common stock, 500,000,000 shares are designated as Class B common stock and 100,000,000 shares are designated as preferred stock.

CEO Performance Award

In December 2020, the Company’s Board of Directors granted the CEO an equity incentive award in the form of performance-based restricted stock units under the Company’s 2010 Plan covering 10,021,500 shares of the Company’s Class B common stock. The award vests only if the CEO satisfies a service-based vesting condition and the achievement of certain stock price targets. The award will have a term ending on the seventh anniversary of the Company’s IPO date and is eligible to vest based on the Company’s stock price performance over a performance period beginning six months after the IPO date. The award is divided into five tranches that are eligible to vest based on the achievement of stock price targets measured based on an average of the Company’s stock price over a specified number of days during the performance period. The CEO must also remain employed as the Company’s CEO through the second anniversary of the IPO date and continue to serve through each subsequent stock price target achievement dates. The award may also be subject to accelerated vesting if the Company completes a change in control on or prior to the second anniversary of the IPO date, depending upon the per share value of the Company’s Class A common stock in relation to the tranches associated with the stock price targets.

* * * * * *

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